02034566

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ranbaxy Laboratories Ltd

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3821 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/6/02



Innovation... Growth... Success...
Experienced Each Day

RANBAXY
LABORATORIES LIMITED

ANNUAL REPORT 2001















Innovation...Growth...Success...
...Experienced Each Day

Our mission.....to become a Research based International Pharmaceutical Company has been our driving force over the years. Market leadership is synonymous with customer orientation, innovation and strategic agility. We continue to drive our markets forward by consistently keeping pace with cutting edge technology creating significant value and intellectual property.



Ranbaxy is ranked amongst the Top 100 global pharmaceutical companies...In 2001 our US subsidiaries earned the distinction of achieving the fastest growth in the world's largest pharmaceutical market. It attained sales of over US$ 100 million within four years of its operations.



Innovation in all facets of research continued to strengthen our presence in the domestic and international markets with a specific focus on technology intensive - difficult to make niche products. The success is evident with all our overseas subsidiaries delivering profits this year. With the US$ 1 billion mark within striking distance, we are now envisioning the new growth horizon, as we progress towards our cherished mission.....
























1. Davinder S. Brar, CEO & Managing Director
2. Dr. Brian W. Tempest, President, Pharmaceuticals
3. Dr. J. M. Khanna, President, R&D
4. Vinay Kaul, Executive Vice President, Finance & Corporate Services
5. Bimal K. Raizada, Sr. Vice President
6. Udai Upendra, Vice President, Global Human Resources
7. Pushpinder Bindra, Sr. Vice President, Global Manufacturing
8. Sanjiv D. Kaul, Regional Director, India
9. Peter Burema, Regional Director, Europe, CIS & Africa
10. Vinod Dhawan, Regional Director, Asia Pacific, Latin America & Canada











11. Dipak Chattaraj, President, Ranbaxy Pharmaceuticals Inc.
12. Atul Malhotra, Head, Global OTC Business & Regional Director, Middle East
13. Rahul Goswami, Vice President, Strategic Planning & CIO
14. Rajiv Malik, Vice President, Pharma Research and Regulatory Affairs
15. K. Srinivas, Vice President, API Business & Centralised Purchasing
16. Malvinder M. Singh, Director, Global Licensing & Business Development
17. Lalit Ahluwalia, Director, Business Finance
18. Dr. Arun Purohit, Director, Global Marketing
19. Ameet Desai, Director, Mergers & Acquisitions

MILESTONES

JANUARY 2001

- Permission received to set up a **Manufacturing Facility in Vietnam**
- First to receive **approvals to launch *Caverta*** in India, its Sildenafil brand
- **FICCI Award** presented to Ranbaxy by India's PM, recognising corporate initiatives in Science and Technology in 2000

MARCH 2001

- **US$ 5 Mn** received **from Bayer** for successful completion of Phase I Trials of the Cipro drug
- Ranbaxy USA, awarded **Rite Aid 2000** (USA's 3rd Largest retail pharmacy chain) **Supplier of the Year Award**
- Ohm Laboratories Inc., received US FDA **approval** to market Ibuprofen and Pseudoephedrine Hydrochloride tablets USP

APRIL 2001

- Ranbaxy **launched Anti-AIDS medicines** to enter this segment in India
- **A unique once-a-day formulation, Ofloxacin** (Anti-bacterial fluoroquinolone), was **developed** by Ranbaxy; an IND is to be filed in the US shortly

JUNE 2001

- Ranbaxy collaborated with Vectura Limited, UK, to develop a **novel, cost-effective, patent-protected, oral-controlled release system**

JULY 2001

- **Ranbaxy S.P. Medicamentos, Brazil, received approval** from the Brazilian Regulatory Authority, for its **Anti-AIDS drug**, Lamivudine
- RPI receives **US FDA approval** to market Cephalexin for Oral Suspension USP
- IMS June 2001 report declared Ranbaxy as the **fastest-growing company in USA**

AUGUST 2001

- Ranbaxy received **approval**, from the Drugs Controller General of India (DCGI), **for launching its unique once-a-day formulation**, Ciprofloxacin
- RPI receives **US FDA approval** for Lorazepam Tablets USP

SEPTEMBER 2001

- Ranbaxy **launched** two NDDS products in India – **Cifran OD**, once-a-day **Ciprofloxacin** and **Zanocin OD**, once-a-day **Ofloxacin**

OCTOBER 2001

- India's leading Pharma companies **sign a pact** with Ranbaxy to **co-market** Ranbaxy's ***Ciprofloxacin-OD***

NOVEMBER 2001

- RPI received **US FDA approval** for Acetaminophen and Codeine Phosphate tablets USP
- Ranbaxy Nigeria Ltd. **signed an agreement** worth **US$ 1.8 Mn.** to supply Antiretroviral drugs – Lamivudine, Stavudine and Nevirapine – to the Federal Ministry of Health, Nigeria
- Ranbaxy received **Rajiv Gandhi National Quality Award** instituted by the Bureau of Indian Standards

DECEMBER 2001

- **US operations** Sales amounted to US$ 113 Mn., **a growth of 74%**
- **7 ANDA approvals** received in USA, against 15 filed during the year
- Ranbaxy **ranked No. 7 amongst the Top 10 companies in India** in an annual survey conducted by Far Eastern Economic Review, Asia's leading business weekly
- Ranbaxy's **Ex-India Exports** amounted to **Rs. 10,300 Mn.** against the ambitious target of Rs. 10,000 Mn. during the year


Global operations in 25 countries; Products sold in over 100 countries; Manufacturing facilities in 7 countries; Over 8000 People across the globe

CONTENTS



Tejendra Khanna
Chairman

"The Corporate Governance Committees of the Board, including the Committees of Management, Finance and Audit, have met regularly. Strong emphasis has been placed on the improvement of quality of sales and working capital management. Despite the sharp decrease in treasury income during the year, the overall profits of the Company based on its robust operations in pharmaceutical production and marketing have increased by nearly 40% compared to the preceding year.....

.....In relation to the management of the Company's precious Human Resources, stringent compliance with the core ethical values of the Company, has been repeatedly underscored."

– Tejendra Khanna

Dear Shareholders,

At the outset, I would like to take the opportunity of sharing with you an overview of the progress achieved by your Company during the Business Year ending December 31, 2001.

Since the last few years, your Company has been following a conscious policy of internationalising its operations to become a significant player on the global pharmaceutical stage. Your Company has been able to register an increase of 18% in the Rupee value of its sales in the year 2001 (Rs. 20,545 Mn against preceding year's aggregate sales of Rs.17,367 Mn). This is in contrast to the growth in the previous year (2000 over 1999) of 11.9%. Interestingly, for the first time, aggregate export sales crossed the Rs.10,000 Mn mark and exceeded aggregate domestic sales. This is a clear indication of the effort to reach out more energetically to tap global market opportunities.

If we look at the consolidated operations of Ranbaxy Laboratories Limited, along with its subsidiaries and affiliates operating in a number of overseas countries, the Ranbaxy Group of Companies achieved global sales of US$ 600 Mn in 2001 representing an increase of 18% over the preceding year (US$ 507 Mn). Dosage form sales which embody higher value addition increased from 73% of the total sales revenue in 2000 to 76% in 2001. This is in accordance with the strategy of the Company to reduce the proportion of its revenues from the sale of Active Pharmaceutical Ingredients (API) and consciously increase the share of value-added dosage form products.

Your Company has identified 6 principal markets for focusing its marketing efforts. These are: India, USA, UK, Brazil, China and Germany. Of these, the star performer of the year was USA where dosage form sales rose from US$ 65 Mn in 2000 to US$ 113 Mn in 2001, representing an increase of 74%. Considering the fact that aggregate US sales stood at only US$ 15 Mn in 1998, the quantum jump to US$ 113 Mn in 2001 is a highly commendable achievement.

As far as India is concerned, though domestic sales grew at a slower pace (9.7% in Rupee terms), ex-India export sales rose sharply to cater to the



substantially improved market penetration in the USA and other global markets. In the domestic pharmaceutical market during the year, the focus has remained on realigning the product mix with the market trends. This involves reducing dependence on Anti-infectives and increasing the share of lifestyle related chronic disease therapies. Establishing a brand identity in rural segments and inventory correction, have been other thrust areas.

The global sales drive of your Company was competently supported by the efforts of 580 trained R&D personnel, which included 474 scientists, at the Ranbaxy R&D Centre in Gurgaon during the year. Against nearly 700 regulatory filings for dosage form drugs in different countries, approvals received touched 325 during the year. In the case of APIs, as many as 10 were developed for commercial production. Focussed work has also continued in the fields of Novel Drug Delivery System (NDDS) research and New Drug Discovery Research (NDDR).

Besides these on-going areas of R&D, a nodal group of scientists has been recruited during the year to carry out research in herbal medicines. A small group of scientists for research in the area of biotechnological drug development is also presently under selection. With such inductions, your Company hopes to develop these two new areas of competency in R&D in a systematic and focussed way in the near future so that its overall portfolio of medications and ethical drugs can be expanded to cater more comprehensively to both the prevention and cure of diseases.

The increase in scientific manpower at our R&D Centre from 410 scientists in 2000 to 474 scientists at the end of 2001, reflects the growing importance being attached to R&D function in your Company. Overall R&D spending rose from Rs. 734 Mn in 2000 to Rs. 771 Mn in 2001.

Your Company has also undertaken useful work in the area of upgradation of its product portfolio. This involves the addition of new products and phasing out of old products, which have become less viable on account of increasing generic competition and declining margins. The launch of technologically complex molecules and formulations such as Cipro-OD, Ofloxacin-OD in India and Cefuroxime Axetil in the USA, constitute significant examples of this on-going effort. Cefuroxime Axetil is a promising high potential product for the US market. The patent for this product runs till July 2003 and Ranbaxy had challenged it with an innovative crystalline product.

The Corporate Governance Committees of the Board, including the Committees of Management, Finance and Audit, have met regularly during the year and have maintained an active oversight of the key policies and processes being pursued by your Company. The five-year rolling Medium Term Plan of the Company for the period ending December 31, 2005 was carefully reviewed by the Management Committee of the Board. Reviews of operations of various subsidiaries in India and overseas were also taken up. Acquisition proposals have been carefully evaluated. Strong emphasis has been placed on the improvement of quality of sales and working capital management. As a result of sustained efforts, pipeline sales inventories have been substantially scaled down during the year and the incidence of sales-returns have been curtailed.

Due to the widening global coverage of your Company's operations, a systematic effort was maintained during 2001 to strengthen its electronic-based information system under the ERP project (Enterprise Resource Planning), which had been launched about five years ago. For compatibility with the ERP system, a large number of Standard Operating Procedures (SOPs) have been put in place during the year. At the same time, the Internal Audit division of the Company has been strengthened not only to cover key aspects of the Company's operations across various locations, but also to check and report on effective compliance with SOPs.

In relation to the management of the Company's precious Human Resources, which constitute the primary creators of value in a knowledge-based Company like Ranbaxy, efforts have been continued to make the system of performance evaluation more transparent and to expand opportunities for in-service training, peer group experience sharing and operational briefing. Stringent compliance with the core ethical values of the Company, has been repeatedly underscored. It is your Company's aim to strengthen its position as a preferred employer within the corporate community, as a result of its successful market growth and performance and its employee-friendly Human Resource policies and processes.

It is worth underlining that your Company has taken a deliberate decision to de-risk its treasury operations, which involved deploying of surplus cash in the money market. It is important to note that despite the sharp decrease in treasury income during the year, the overall profits of the Company based on its robust operations in pharmaceutical production and marketing have increased by nearly 40% compared to the preceding year.

It is also relevant to bring on record the fact that your Company continues to actively discharge its social corporate responsibility by providing significant grants-in-aid to the Ranbaxy Community Healthcare Society for preventive and curative medical relief work in the catchment areas of its factories. It has, at the same time, extended funding support for the Ranbaxy Science Foundation, which is dedicated to the promotion of excellence in pharmaceutical and medical research in the country through the organisation of high quality workshops, seminars and Research Grants to leading scientists.

Finally, I would like to assure our shareholders and stakeholders that the Company is committed to its vision of providing highly reliable therapeutic products while rigorously complying with global standards of quality assurance, Good Laboratory Practices (cGLP) and Good Manufacturing Practices (cGMP) and to conducting its business activities in a fair, equitable and transparent fashion. With your continued support and encouragement and the professional competence, dedication and ethical discharge of duties by one and all of its over 8000 employees, the Company will undoubtedly scale greater heights of success and prosperity in the years to come.

Thank you.

Tejendra Khanna
Chairman
May 13, 2002



Davinder S. Brar
CEO & Managing Director

Dear Shareholders,

A company's evolution is punctuated by turning points, the more successful it is in anticipating emerging trends, the more confident and self assured it becomes in navigating through them. Ranbaxy, in my belief, is close to one such turning point in its envisioned journey. I wish to share with you the reasons for my belief.

In 1994, we set ourselves a mission to become a research based international pharmaceutical company. We saw ourselves reaching a billion dollars in turnover by 2004 and building an infrastructure for innovative research. As critical indicators, we believed measures of both size and innovation would steer us towards our mission.

We are now in clear sight of the billion dollar mark. We closed 2001 in the ranks of world's top hundred pharmaceutical companies with global revenues of US$ 600 Mn. While size is more a means to an end, I am convinced that it is an essential propellant for the next leg of our journey. Delivering on this measure has mandated continuous efforts at strengthening our domestic business, diligent creation of a vast network of international operations and concentrated efforts in research and innovation. Steering forth these multiple dimensions and goals required a great deal of conviction, commitment and perseverance. It is a tribute to the spirit and the efforts of over 8000 Ranbaxians across the world, for what was commonly perceived as a somewhat risky strategy in the mid 90s, now holds forth great promise for the future.

We are also well on our way to priming our innovation engine, an aspect that will play a central role in Ranbaxy of the future. The first potential New Chemical Entity (NCE) from internal research, the lead compound

"It is a tribute to the spirit and the efforts of over 8000 Ranbaxians across the world, for what was commonly perceived as a somewhat risky strategy in the mid 90s, now holds forth great promise for the future. The ability to constantly reinvent our ways of working and remaining agile will be key to our success. The next 4-5 years will be filled with a lot of creative energy and spirit as we chart out a new road map."

– Davinder S. Brar





RBx 2258 is progressing well in Phase II clinical trials in India. It is important to measure our move towards innovative research along multiple dimensions in the continuum of generic development research, novel drug delivery systems and drug discovery research. This emphasises our intent to further the ethos of science within our portals - the quintessence of our growth ahead. Filing of first set of Investigational New Drugs (INDs) for our oral controlled release platform technology products and creation & successful defense of Intellectual Property related to complex technology products in the US, are some examples from the current year which signify shift towards innovation and higher value addition in various facets of our R&D initiatives.

In keeping with our aim to focus on research and internationalisation, we charted a high paced investment strategy. Spanning over half a decade, this entailed simultaneous creation of research assets and business infrastructure in multiple markets. This saw us grow in operational terms and our revenue base increased. We added facilities and expanded geographically. Expectedly our financial parameters got impacted during this period. With our international subsidiaries stabilising and turning into profit generating entities now, there is visible all round improvement in our financial indices. Moving forward, we are confident of significantly enhancing our financial performance besides maintaining the momentum of operational growth.

The ability to constantly reinvent our ways of working and remaining agile will be key to our success. The complexity of this task is increasing as we expand and assimilate diverse cultures and people. The challenge is to create an environment that encourages teamwork, networking across boundaries and fosters creative dissent. We have always stressed that meritocracy and performance would be the yardsticks for measuring an individual or group's contribution to the Company. In line with this we have further accentuated our Performance Management System. The rewards of all employees have been linked more directly to corporate, unit and individual performance. Recognising and rewarding talent purely on merit, would help us in fostering an even more transparent and objective work culture in the organisation.

In the dynamic international world of pharmaceuticals, we foresee an increasing paucity of quality knowledge workers, especially in R&D and marketing. Our focus is on developing, retaining and harnessing the best talent worldwide to meet our ambitious business goals. We have started multiple initiatives in human resource development to achieve this. These have involved identification of key positions and high potential employees. Complemented with an extensive training programme, career and succession planning, our aim is to develop a quality workforce of the future, which would rank with the best on a global basis.



India developed as the home country for us and provided the financial base and skill sets to expand internationally. It is here that we have practiced and harnessed our skills of brand building, leadership in an environment characterised by intense competition and ability to sustain healthy profitability in a heavily price controlled environment. As India gets increasing recognition as a preferred destination for development and manufacture of pharmaceuticals, access and availability of key resources would assume greater importance. Changing market dynamics will demand newer competencies. Cognizant of this we will continuously nurture and develop our home base and maintain a strong market share and leadership in the domestic market. At the same time it is recognised that the Indian market is a small portion of the world pharmaceutical market. It is natural that the overall share of India in our global revenues would begin to settle in line with our exponential growth in overseas markets and their trends.

A very buoyant and robust performance in the US, world's largest pharmaceutical market, has invigorated us. Within five years of operations we have not only successfully managed the technical, regulatory, financial and logistics complexity of this market but also set a benchmark for growth and success. This has given us an immense sense of pride and overall confidence that will propel us to do even better in this market.

Adding to the international character and class of the Company, Ranbaxy name and products are finding increasing recognition and acceptance in markets across the world. This year each one of our international markets, in its own right, contributed to our growth and development. With the opening up of new markets alongwith healthcare reforms, Western Europe and Latin America are emerging as regional hubs of opportunity. Our presence in key markets of these regions augurs well for our future aspirations.

We realise that a company needs constant focus on the tactical for operational robustness and also requires to build primers for the medium term growth. The dexterity with which this balance is achieved will dictate the long-term success of the Company. Till now in the first wave of our development we have drawn significant competitive strengths from our moorings in India. In the next wave, advanced markets led by USA, would play the key role. The counterintuitive strategy of leveraging competencies built at home, an emerging economy, in addressing opportunities of the developed global pharmaceutical markets sharply defines the strategic intent of our Company.

The next 4-5 years will be filled with a lot of creative energy and spirit as we chart out a new road map. While we will continue to pursue growth in Generics based on our strengths of cost effective development and international reach, our direction shall be to explore and move increasingly into the branded pharmaceutical space. Our coordinated efforts in R&D, international operations, marketing and global networking would see us evolve to a research oriented specialty / branded pharmaceutical Company. Stemming from our past and current status we are optimistic about the future and confident that we will manage the challenges of the next horizon.

In the end, I would like to thank all my colleagues in Ranbaxy for their tremendous effort during the course of 2001 to progress our key business objectives. In addition, I thank you, our shareholders for your support, interest and commitment to Ranbaxy and wish you the very best.



Davinder S. Brar
CEO and Managing Director
May 13, 2002

1. THE COMPANY'S PHILOSOPHY ON CODE OF CORPORATE GOVERNANCE

For creation of wealth for shareholders on a sustainable and long term basis and to maximise "total returns to shareholders", being the core of the mandate from shareholders, it is imperative for the Management to institutionalise a "Framework of Corporate Governance and Code of Practices" as an enabling methodology to further strengthen management and decision-making processes while enhancing effective, harmonious and transparent functioning amongst the Board of Directors, its Committees and the Executive Management to meet the challenges and to make the best of opportunities in the years ahead.

2. BOARD OF DIRECTORS

Composition

Name of the Director	Category	Number of Directorships held in other companies*	Number of Board Committee memberships held in other companies*
Mr. Tejendra Khanna Chairman	Non-Executive-Independent	1	1
Mr. Vivek Bharat Ram	- do -	8	2
Dr. P.S. Joshi	- do -	1	-
Mr. Nimesh N.Kampani	- do -	8	5
Mr. Tirath R.Mulchandani	- do -	-	-
Mr. Surendra Daulet-Singh	- do -	1	-
Mr. Vivek Mehra	- do -	-	-
Mr. J.W. Balani	- do -	-	-
Mr. Amarinder Singh	- do -	6	-
Mr. Harpal Singh **	-do-	3	2
Mr. D.S. Brar CEO & Managing Director	Executive	-	-
Dr. J.M. Khanna President (R&D) and Whole-time Director	- do -	1	-
Dr. Brian W. Tempest President-Pharmaceuticals and Whole-time Director	-do-	4	-
Mr. V.K. Kaul Executive Vice President-Finance & Corporate Services and Whole-time Director	- do -	4	3

* Excluding private, foreign and companies registered under Section 25 of the Companies Act, 1956.
** Related to promoters.

Meetings and Attendance

During the year ended December 31, 2001, six Board Meetings were held on the following dates : (i) January 5 (ii) January 15 (iii) April 30 (iv) June 29 (v) July 9 and (vi) October 11.

Attendance of Directors at Board Meetings and at the Annual General Meeting (AGM) (June 29, 2001)

Name of the Director	No. of Board Meetings attended	Whether attended the AGM
Mr. Tejendra Khanna Chairman	6	Yes
Mr. Vivek Bharat Ram	4	Yes
Dr. P.S. Joshi	5	Yes
Mr. Nimesh N. Kampani	3	No
Mr. Tirath R.Mulchandani	5	Yes
Dr. Nityanand *	2	Yes
Prof. V.Ramalingaswami **	1	-
Mr. Surendra Daulet-Singh	5	Yes
Mr. Vivek Mehra ***	2	-
Mr. J.W. Balani	-	No
Mr. Amarinder Singh	2	Yes
Mr. Harpal Singh	6	Yes
Mr. D.S. Brar	6	Yes
Dr. J.M. Khanna	5	No
Dr. Brian W. Tempest ***	2	-
Mr. V.K. Kaul	6	Yes

* Retired on June 29, 2001
** Died on May 28, 2001
*** Appointed w.e.f. July 9, 2001.

3. COMMITTEES OF THE BOARD

(i) Audit Committee

Terms of Reference of the Audit Committee are as per Section 292 A of the Companies Act, 1956 and the guidelines set out in the listing agreements with the Stock Exchanges that inter-alia, include overseeing financial reporting processes, reviewing periodic financial results, reviewing with the management the financial statements and adequacy of internal control systems, reviewing the adequacy of internal audit function, discussions with the auditors about the scope of audit including the observations of the auditors and discussion with internal auditors on any significant findings.

Composition and Attendance

During the year ended December 31, 2001, seven meetings of the Audit Committee were held on the following dates : (i) January 15 (ii) April 17, (iii) April 30 (iv) July 9 (v) August 28 (vi) October 11 and (vii) December 19.

Name of the Director	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	7
Mr. Vivek Bharat Ram	5
Mr. Nimesh N.Kampani*	3
Mr. Vivek Mehra**	3
Mr. Harpal Singh	7
Mr. Surendra Daulet-Singh	6
Permanent Invitees	
Mr. D.S. Brar	7
Mr. V.K. Kaul	7

* Resigned as a member of the Committee w.e.f. October 11, 2001.
** Co-opted as a member of the Committee w.e.f. October 11, 2001.

The Company Secretary acts as the Secretary to the Committee.

(ii) Management Committee

Terms of Reference of Management Committee, inter-alia, include review of business strategies and policies, merger and acquisition proposals, medium and short term plans, approving policies, processes and practices relating to human resources, succession planning for senior management personnel, recommending fixation of compensation of the Managing Director and Executive Directors for approval by the Board, review and approve compensation policy for senior management personnel and review and approve stock options and scheme(s).

Composition and Attendance

During the year ended December 31, 2001, nine meetings of the Management Committee were held on the following dates :

(i) January 12 (ii) February 20 (iii) March 9 (iv) April 20 (v) May 2 (vi) May 28 (vii)August 31 (viii) October 3 and (ix) December 3.

Name of the Director	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	9
Mr. Vivek Bharat Ram	5
Mr. Nimesh N.Kampani	6
Mr. Harpal Singh	9
Mr. Surendra Daulet-Singh	8
Permanent Invitees	
Mr. D.S. Brar	8
Mr. V.K. Kaul	8

Remuneration Policy

The Remuneration Policy of the Company for managerial personnel is primarily based on the following:

- Performance of the Company, its divisions and units.
- Track record, potential and performance of individual managers and
- External competitive environment

Remuneration of Directors (for the year ended December 31, 2001)

The Remuneration of the Directors is decided by the Board of Directors as per the remuneration policy of the Company within the ceiling fixed by the shareholders.

Executive Directors

Name of the Director	Salary & Allowances (Rs. Lacs)	Commission (Rs. Lacs)	Perquisites (Rs. Lacs)	Retiral Benefits* (Rs.Lacs)	Stock Options** (granted on 3.12.2001)	Service Contract	
						Tenure	Notice Period
Mr. D.S. Brar	30.00	68.35	31.89	8.10	15,000	Upto 4.7.04	12 months
Dr. J.M. Khanna	18.00	35.78	18.98	4.86	5,000	Upto 31.7.02	3 months
Dr. Brian W. Tempest (with effect from July 9, 2001)	61.71	32.82	21.61	4.65	5,000	Upto # 30.06.05	12 months
Mr. V.K. Kaul	19.42	32.71	12.04	4.54	5,000	Upto @ 30.04.02	12 months

* Exclusive of provision for future liabilities in respect of retirement benefits where based on actuarial valuation done on overall Company basis.

** Each vested option is exercisable into one fully paid-up Equity Share against payment of Rs.595 per share. Market price of the share on December 3, 2001 was Rs. 738.95 per share; hence stock options were at a discount of Rs. 143.95 per share. The options granted are exercisable till expiry of ten years from the date of grant. Vesting period will commence on the expiry of one year from the date of grant of options and the entitlement will be in the graduated scale over a period of five years as provided in the Employees Stock Option Scheme of the Company.

Subject to approval of the shareholders.

@ Re-appointed by the Board of Directors for the period from May 1, 2002 till December 31, 2003 subject to approval of the shareholders.

Non-Executive Directors

Name of the Director	Commission (Rs. Lacs)	Sitting Fees* (Rs. Lacs)
Mr. Tejendra Khanna	4.50	0.73
Mr. J.W. Balani	1.50	-
Mr. Vivek Bharat Ram	4.50	0.55
Dr. P.S. Joshi	1.50	0.25
Mr. Nimesh N.Kampani	4.25	0.30
Mr. Tirath R. Mulchandani	2.25	0.19
Dr. Nityanand	0.75	0.09
Prof. V. Ramalingaswami	0.75	0.02
Mr. Amarinder Singh	1.50	0.07
Mr. Harpal Singh	3.50	0.53
Mr. Surendra Daulet-Singh	4.50	0.59
Mr. Vivek Mehra	1.25	0.18

* Non-executive directors are paid sitting fees of Rs.5000 (revised from Rs.2000 effective May 1, 2001) for attending each meeting of the Board and Rs.2000 for attending meetings of Committees.

(iii) Finance Committee

Terms of Reference of Finance Committee inter-alia include review of capital structure, distribution policy, financial policies, processes, systems and controls covering accounting, treasury, taxation, forex, risk management, insurance and implementation of accounting standards.

Composition and Attendance

During the year ended December 31, 2001, two meetings of the Finance Committee were held on the following dates :

(i) August 28 and (ii) December 3.

Name of the Director	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	2
Mr. Vivek Bharat Ram	2
Mr. Nimesh N.Kampani	-
Mr. Tirath R. Mulchandani*	-
Mr. Vivek Mehra**	1
Mr. Surendra Daulet-Singh	2
Permanent Invitees	
Mr. D. S. Brar	2
Mr. V. K. Kaul	2

* Resigned as a member of the Committee w.e.f. October 11, 2001.

** Co-opted as a member of the Committee w.e.f. October 11, 2001.

(iv) Shareholders/Investors Grievance and Share Transfer Committee

Composition and Attendance

During the year ended December 31, 2001, Nine meetings of the Committee were held.

Name of the Director	No. of Meetings attended
Mr. Tejendra Khanna, Chairman	9
Mr. Vivek Bharat Ram	8
Mr. Surendra Daulet-Singh*	5
Mr. D.S. Brar	7
Dr. J.M. Khanna*	7
Mr. V.K. Kaul	7

* Resigned w.e.f. October 11, 2001

The Company attends the investors grievances/ correspondence expeditiously and usually reply is sent within a period of 15 days of receipt, except in cases that are constrained by disputes or legal impediments.

The Company received 28 shareholders' complaints from Stock Exchange / SEBI / Department of Company Affairs / Registrar of Companies which inter-alia included non-receipt of dividend, annual report, Bonus shares and transfer of shares. The complaints were duly attended to and the Company has furnished necessary documents/information to the shareholders.

The Shareholders/Investors Grievance and Share Transfer Committee reviews the complaints received and the action taken by the Company.

Requests for share transfer are not pending except those cases which are disputed or sub-judice.

Mr. S.K. Patawari, Company Secretary is the Compliance Officer of the Company.

4. GENERAL BODY MEETINGS

The last three Annual General Meetings were held at A-9-10, Industrial Area, Sahibzada Ajit Singh Nagar, Distt. Ropar, Punjab-160055, as per details given below :

Year	Date	Day	Time
1999	08-06-1999	Tuesday	11.00A.M.
2000	29-06-2000	Thursday	11.00A.M.
2001	29-06-2001	Friday	11.00 A.M.

No special Resolution was put through postal ballot last year nor it is proposed to put any special resolution to vote through postal ballot this year.

5. DISCLOSURES

A. Related Party Transactions

The Company has not entered into any transaction of material nature with the promoters, the Directors or the management, their subsidiaries or relatives etc. that may have any potential conflict with the interests of the Company.

B. Compliances by the Company

The Company has complied with the requirements of the Stock Exchanges, SEBI and other statutory authorities on all matters related to capital markets during the last three years; no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authorities relating to the above.

6. MEANS OF COMMUNICATION

(a) In compliance with the requirements of Listing Agreement, the Company regularly intimates unaudited as well as audited financial results to the Stock Exchanges immediately after they are taken on record by the Board. These financial results are normally published in the Business Standard, the Tribune (Punjabi Edition) and are displayed on the website of the Company www.ranbaxy.com. The official news releases and the presentations made to the investors/analysts are also displayed on the website. The results are not sent individually to the shareholders.

(b) Management Discussion and Analysis Report forms part of the Report of the Directors.

7. SHAREHOLDER INFORMATION

Annual General Meeting

- Date	:	June 28, 2002
- Time	:	11.00 A.M.
- Venue	:	A-9-10, Industrial Area, Sahibzada Ajit Singh Nagar Distt. Ropar, Punjab-160055

Financial Calendar

Adoption of Quarterly Results of the quarter ending	3rd/4th week of
- June 30, 2002	July 2002
- September 30, 2002	October 2002
- December 31, 2002	January 2003
- March 31, 2003	April 2003

Book Closure Dates - June 14, 2002 to June 28, 2002 (Both days inclusive)

Dividend Payment date - on or before July 15, 2002

LISTING ON STOCK EXCHANGES

The Equity Shares of the Company are listed on the Stock Exchanges at - Ahmedabad, Calcutta, Delhi, Ludhiana, Mumbai and National Stock Exchange. GDRs of the Company are listed on the Stock Exchange at Luxembourg. The Company confirms that it has paid annual listing fees due to all the above Stock Exchanges for the year 2002-2003.

STOCK CODE

1. The National Stock Exchange of India Ltd. - Ranbaxy
2. The Stock Exchange, Mumbai - 359 (Physical) 500359 (Demat)
3. The Delhi Stock Exchange Association Ltd. - 18004
4. The Calcutta Stock Exchange Association Ltd. - 28367 (Physical) 10028367 (Demat)
5. The Ahmedabad Stock Exchange Association Ltd. - 48610
6. The Ludhiana Stock Exchange Association Ltd. - ID-6622

REGISTRAR AND TRANSFER AGENTS

For shares held in Physical Mode

Ranbaxy Laboratories Ltd.
25 Nehru Place, New Delhi-110019

For shares held in Depository Mode

Alankit Assignments Ltd.
205-206, Anarkali Market
Jhandewalan Extn., New Delhi-110055

All correspondence with regard to share transfers, divided etc. are to be addressed to the Company at the above address.

Market Price Data (Rs.)

Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	High	Low	High	Low
January 2001	686.95	600.00	684.90	598.00
February 2001	700.00	646.60	700.00	646.95
March 2001	740.00	550.00	740.00	552.00
April 2001	590.00	412.00	599.00	411.25
May 2001	530.00	447.55	519.85	452.10
June 2001	511.70	425.15	510.90	417.60
July 2001	548.00	449.00	549.95	448.25
August 2001	623.25	515.25	628.00	516.00
September 2001	680.50	540.90	682.00	541.05
October 2001	737.00	627.50	735.70	629.60
November 2001	757.70	675.00	758.70	669.00
December 2001	774.90	660.25	774.00	660.25


Stock Price Performance - Ranbaxy Vs BSE Sensex
Year 2001
Ranbaxy Share Price (Rs.)
BSE Sensex (Pts.)
800
700
600
500
400
4500
4000
3500
3000
2500
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Ranbaxy Share Price
BSE Sensex

Note : Based on the weekly closing data of Ranbaxy (Rs. per share) and BSE Sensex (Pts.)

SHARE TRANSFER SYSTEM

With a view to expedite the process of share transfers, the Board of Directors of the Company has delegated the power of share transfer to some of the Directors with appropriate individual limits. The delegated Director(s) attends the share transfer formalities at least once in a fortnight. The shares for transfers received in physical mode by the Company, are transferred expeditiously and thereafter option letter for simultaneous demat of shares are being sent within a period of 20 to 25 days from the date of receipt, provided the documents are complete and the shares under transfer are not under dispute. The share certificates duly endorsed are being returned immediately to those who do not opt for simultaneous transfer cum dematerialisation. Confirmation in respect of the requests for dematerialisation of shares is sent to the respective depositories i.e. National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) within 15 days.

DEMATERIALISATION OF SHARES

The shares of the Company are in compulsory demat segment. The Company's shares are available for trading in the depository systems, of both the National Securities Depository Limited and the Central Depository Services (India) Limited. As on December 31, 2001, 100,061,555 Equity Shares of the Company, forming 86.34% of the Share Capital of the Company, stand dematerialised.

International Securities Identification Number - INE015A01010

(with NSDL and CDSL)

Shareholding Pattern as on December 31, 2001

Category	No. of Shares held	Percentage of Shareholding (%)
Promoters	37,174,779	32.08
Mutual Funds & UTI	6,105,259	5.27
Banks, Financial Institutions and Insurance Companies	14,504,656	12.51
FIIs	19,872,297	17.15
Private Corporate Bodies	1,388,517	1.20
Indian Public	25,460,294	21.97
NRIs/OCBs	2,199,344	1.90
GDRs	9,184,910	7.92
In Transit	5,422	–
Total	115,895,478	100.00

Distribution of Shareholding as on December 31, 2001

From	To	No. of Shareholders Number	%	No. of Shares Number	%
1 -	50	39221	45.15	842040	0.73
51 -	100	13094	15.08	1150296	0.99
101 -	200	10722	12.34	1729481	1.49
201 -	300	5120	5.90	1313926	1.13
301 -	400	3843	4.42	1373419	1.19
401 -	500	2946	3.39	1353099	1.17
501 -	600	2011	2.32	1116848	0.96
601 -	700	1526	1.76	998913	0.86
701 -	800	1214	1.40	918000	0.79
801 -	900	977	1.12	829652	0.72
901 -	1000	1009	1.16	968093	0.84
1001 -	2000	3133	3.60	4359890	3.76
2001 -	3000	759	0.88	1855686	1.60
3001 -	4000	379	0.44	1312507	1.13
4001 -	5000	191	0.22	863347	0.75
5001 &	above	709	0.82	94904859	81.89
In transit				5422	–
Total		86854	100.00	115895478	100.00

Liquidity of Shares

The Equity Shares of the Company have been included in the Sensex of the leading Stock Exchanges.

Outstanding Stock Options

Number of Stock Options outstanding as on December 31, 2001 - 5,40,285

There are no outstanding warrants or any convertible instruments.

Plant Locations of the Company

1. A-8, A-9, A-10 & A-11, Industrial Area Phase- 3 Sahibzada Ajit Singh Nagar, Mohali (Punjab) 160055
2. Village Toansa, P.O. Railmajra Distt. Nawansahar (Punjab), Pin 144 533
3. Industrial Area 3 A.B. Road, Dewas-450001, Madhya Pradesh
4. Village & PO Ganguwala Teh. Paonta Sahib 173 025, Distt. Sirmour (H.P.)
5. E-47/9, Okhla Industrial Area Phase-II, Okhla, New Delhi-110020
6. E-2 & E-3, MIDC, Jejuri, Dist. Pune-412303
7. Plot No. B-2 Madkaim Industrial Estate, Ponda, Goa

Address for Correspondence

The shareholders may address their communications/ suggestions/ grievances/queries to –

The Company Secretary
Ranbaxy Laboratories Ltd.
25 Nehru Place, New Delhi-110019
Tel.No. 011-6476092, 6452666-72
Fax No. 011-91-6465748
Email address : sushilp@ranbaxy.co.in

Auditors' certificate on compliance with the conditions of corporate governance under clause 49 of the listing agreement

To the members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of corporate governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2001, as stipulated in clause 49 of the listing agreement of the Company with the stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that no investor grievances are pending for a period of exceeding one month except where disputed or sub-judice, as per the records maintained by the Shareholders/Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company for the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Walker, Chandiok & Co.
Chartered Accountants

Place : New Delhi
Dated : April 29, 2002

Vinod Chandiok
Partner



Dr. Brian W.Tempest
President,Pharmaceuticals

OPERATIONS REVIEW

Ranbaxy had another successful year with global sales growing at 18% to reach around US$ 600 Mn. The Company's focus on improving profitability through higher value added pharmaceutical products continued, with the share of dosage form increasing from 73% in the previous year to 76%. Specifically, the overseas dosage form sales, which now represent around 44% of the Company's revenues, showed a 44% growth. Profitability of operations increased sharply and subsidiaries made profit on an aggregate basis for the year.

Performance in key markets of the Company progressed as planned. The USA operations crossed a milestone with US$ 113 Mn revenues. Ranbaxy was one of the fastest growing generic pharmaceutical companies in the USA in the year 2001. In India, the Company kept pace with the market trends and continued to build brands in addition to increasing its reach through the generic segment. It expanded both the therapeutic width and depth with several new product introductions especially in the fast growing chronic therapy segments. The Chinese market experienced slowdown because of government regulations leading to severe price pressures, thus affecting the Company's performance, which did not come upto expectations. Germany and Brazil completed their first full year of operations. The key markets and their performance have been covered in detail in the subsequent sections.

Our success in the international markets and our ability to generate intellectual wealth is a function of the R&D capabilities that we have continued to build over the years. In the year 2001, the Company further strengthened its commitment to R&D, increasing spend significantly in areas of innovative research. The plans and preparedness of the R&D function is highlighted in the subsequent section.

Therapeutic Distribution of Pharmaceutical Dosage Form Sales

Rs. Million

	2001				2000			
Therapeutic Segment	Domestic	Exports	Total	%age	Domestic	Exports	Total	%age
Anti-Infectives	3815	3909	7724	55.0	3738	2614	6352	56.4
Cardiovasculars	470	392	862	6.1	441	111	552	4.9
Central Nervous System	272	67	339	2.4	262	22	284	2.5
Dermatologicals	572	12	584	4.2	462	5	467	4.1
Gastro Intestinal Tract	517	698	1215	8.7	554	433	987	8.8
Nutritionals	807	221	1028	7.3	727	259	986	8.8
Orthopaedics/ Pain Management	984	260	1244	8.9	821	243	1064	9.5
Others	652	383	1035	7.4	386	177	563	5.0
Total	**8089**	**5942**	**14031**	**100**	**7391**	**3864**	**11255**	**100**

Pharmaceutical Sales : Regionwise - 2001



India & Middle East 52%
Europe, CIS & Africa 16%
Asia Pacific, Latin America & Canada 23%
USA 9%

Pharmaceutical Sales : Regionwise - 2000



India & Middle East 57%
Europe, CIS & Africa 14%
Asia Pacific, Latin America & Canada 21%
USA 8%



Dr. J.M. Khanna
President, R&D

RESEARCH AND DEVELOPMENT

Continued emphasis on innovative research with focussed initiatives in New Drug Discovery Research (NDDR) and Novel Drug Delivery Systems (NDDS) has reinforced the Company's image as a research driven international pharmaceutical company. This will set the base for Prescription pharmaceuticals and build long-term shareholder value.

New Drug Discovery Research

Driven by therapeutic choice, the Company's NDDR activity has made significant strides in areas like Anti-infectives, Respiratory and Urology while programmes are underway in Anti-inflammatory (MAP Kinase), Metabolic disorders (PPAR alpha and gamma agonists- Diabetes and Dyslipidemia) and Oncology. NDDR works with a mandate to deliver one Investigational New Drug (IND) within a period of 12 to 18 months.

NCE Pipeline

Focus Area	Early Discovery	Pre-clinical	IND Filed	Clinical Trials		
				Phase I	Phase- II	Phase-III
Urology	RBx 6198 RBx 8444	-	-	-	RBx 2258	
Respiratory	-	-	RBx 7796	-	-	-
Anti-bacterial	-	RBx 7644 →		-	-	-

Urology

Urological disorders, particularly among the ageing population, are becoming widespread. The Company is actively engaged in the discovery of selective, safe and effective new medicines for the treatment of Benign Prostatic Hyperplasia (BPH) and Overactive Bladder.

Uroselective alpha 1 blockers for BPH

BPH is an ailment affecting 30% of men over the age of fifty whereby the size and tone of prostate tissue increases, resulting in voiding problems like hesitancy, poor flow, increased frequency, urgency and nocturia.

The Company's first New Chemical Entity (NCE) in this segment, *Pamirosin (RBx 2258)*, is progressing well in Phase-II clinical trials being conducted at multiple centres in India.

Pre-clinical receptor binding, functional and efficacy studies indicate that *RBx 2258* is a potent compound with good selectivity for bladder over vascular tissues. In clinical pharmacology studies conducted in the UK, *RBx 2258* was found more potent than Tamsulosin in inhibiting intraurethral pressure.

Ongoing efforts towards identifying more potent and structurally different uroselective alpha 1 adrenoceptor antagonist resulted in identification of several highly potent molecules. *RBx 6198*, which is in the early discovery stage, is being evaluated as a second BPH molecule.

Muscarinic Receptor Antagonists for Overactive Bladder

Urinary incontinence is another extensive health problem. Among urinary bladder dysfunction, overactive bladder, also known as urge incontinence, is extremely bothersome. NDDR has been at work to develop muscarinic receptor antagonists, which can selectively suppress bladder overactivity, with minimum effect on the muscarinic receptor mediated responses on other organs with minimal side effects.

RBx 8444, an M3 antagonist and a potential lead molecule developed by the Company, is in the early discovery stage, undergoing pharmacokinetics evaluation and safety studies.

Other promising compounds in the Urology segment are in early discovery stages.

Respiratory

Bronchial Asthma afflicts people of all age groups the world over. The mortality and morbidity rates, secondary to Asthma, are on the rise. Treatment for Bronchial Asthma currently comprises corticosteroids and beta-2 antagonists, both of which are associated with a number of side effects.

In this segment, Ranbaxy has filed a supplementary IND application for *RBx 7796* with Drugs Controller General of India (DCGI). The molecule has shown promising results against allergic Bronchial Asthma in various animal models. It demonstrated equivalent airways hyper responsiveness in comparison with *Dexamethasone* and *Montelukast*, and Anti-inflammatory activity better than *Montelukast.*

The Company is planning to commence Phase 1, trials on this NCE in Q2, 2002.

Anti-bacterial

The Company's lead molecule, *RBx 7644*, in the Oxazolidinone class of compounds with a broad-spectrum activity against major gram positive pathogens is undergoing pre-clinical studies. It has shown promising activity against systemic bacterial infections, and more specifically, against bacteria involved in hospital acquired infections like Methicillin Resistant Staph. Aureus (MRSA). It may prove useful for the treatment of catheter, prosthesis or foreign body infections. It is the most potent Anti-bacterial against both gram positive and gram negative anaerobic bacteria, irrespective of resistance to *Amoxicillin*, *Clindamycin* and *Metronidazole*. Toxicological studies (acute and sub-acute toxicity) have shown good safety margins in both oral and intravenous (IV) routes.
The molecule acts through a novel action mechanism. The Company plans to file two IND applications on this Anti-bacterial, one each for the oral and IV route, by Q2, 2002.

The Company has identified a few potential second generation *Oxazolidinone* molecules, having significant potency against various respiratory pathogens and broad-spectrum activity against fastidious gram negative pathogens, like Haemophilus and Morexella. These molecules are in the early discovery stages.

Ketolide Anti-bacterials

Continuing the trend in NDDR, the Company has initiated a programme to discover molecules with broad spectrum of activity against community-acquired respiratory tract infections in 2001. The biological screens are in place and synthetic activity has been initiated.



Liquid Chromatography - Mass Spectrometry Lab.



High Performance Liquid Chromatography (HPLC) Lab.

Anti-cancer

The Company has an Anti-cancer screening programme, where *in-vitro* screens comprising a panel of various tumour-specific cell lines examine new chemotherapeutic agents. *In-vitro* assessment of NCEs is complemented with *in-vivo* models. Hundreds of potential molecules from in-house compound libraries are being tested regularly, with the objective of finding new Chemotherapeutic / Anti-cancer agents.

Anti-diabetics

The Company has recently initiated a new Anti-diabetic and Lipid-lowering programme. Research collaboration with premier academic institutions in the US will be finalised shortly. As part of this collaboration, the Company will synthesise the NCEs and the partner institutions will screen them using *in-vitro* technologies. The potential molecules will be evaluated for *in-vivo* efficacy in animal models.



State-of-the-art R&D Centre housing Pharma Research, Chemical Research, NDDS Research, Analytical Research, Clinical Research, Intellectual Property, IDRA ....

Novel Drug Delivery Systems

Significant progress in developing platform technologies and products in the area of Oral-Controlled Release Systems was achieved during the year.

The successful completion of the developmental activities for three key products, Cifran OD (*Ciprofloxacin* once-a-day), Zanocin OD (*Ofloxacin* once-a-day) and Riomet OD (*Metformin* once-a-day) formulations will now replace the existing BiD prescribing regimen of the respective conventional formulations and enhance patient convenience and compliance. These products, employing the Company's proprietary technologies, were launched during the year with strategic tie-ups with other leading pharma companies.

There are no Extended Release formulations of *Ciprofloxacin* and *Ofloxacin* clinically available in the international markets at present.

In 1999, Ranbaxy had licensed a unique Gas Powdered Gastric Retention System for Spatial and Temporal Control Delivery to Bayer AG (Germany), for development and marketing of once-a-day formulation of *Ciprofloxacin*. The product developed through joint research efforts of both companies is undergoing Phase-III clinical studies in the US with New Drug Application (NDA) filings expected in 2002. The Company has initiated the process of clinical development of its once-a-day formulations of *Ofloxacin* by filing an IND application with the Food & Drug Administration (US FDA).

The Company has a number of research projects under development some of which are expected to yield proprietary prescription products in the next three to four years.

Pharmaceutical Research

Pharmaceutical Research continued to strengthen the Company's international presence, through its focus on technology-intensive, difficult-to-make 'niche' products. Over hundred products were developed during the year, comprising mouth dissolving tablets, dispersible and chewable tablets, topical gels, powder for oral suspension, ready-to-use liquids, soft and hard gelatin capsules. These covered therapeutic segments of Anti-acne, Anti-bacterials, Anti-fungals, Anti-virals, Anti-diabetics, Anti-depressants, Anti-histamines, Anti-epileptics, Anti-hypertensive agents and Lipid regulating drugs.

15 Abbreviated New Drug Applications (ANDAs) were filed with US FDA. 11 of these products fall in the 'first to file' generics category. A number of products were also developed for other markets.

The new introductions in the Indian market included 42 products, comprising 24 new products and 18 line extensions of existing products. Major new products developed were Celica (*Citalopram*) tablets, Glimpid (*Glimepiride*) tablets, Moten (*Mosapride*) mouth dissolving tablets, Rofibax (*Rofecoxib*) mouth dissolving tablets and topical gel, Raciper (*Esomeprazole Magnesium*) delayed release tablets, Rodera (*Desloratadine*) tablets and Selzic (*Oxcarbazepine*) tablets.

A large number of Antiretroviral formulations for the management of HIV infections, some with convenient dosage regimens, were developed and commercialised for domestic as well as international markets during 2001.

To further consolidate the Company's presence in advanced markets, 27 products were developed for the US, with particular importance on first-to-file Para IV filings and niche generics, and 13 new products were developed for the UK and Germany. Similarly, in the emerging markets, 11 new products were developed for Brazil and 8 products for China.

In-vitro Pharmacology Lab.



Drug particle coating machine



Ranbaxy is well poised to meet the challenge of developing and delivering over 120 products in the year 2002 for various international markets.

Chemical and Fermentation Research

Chemical Research continued to focus on the development of cost-effective and environment-friendly manufacturing technologies for high-value Active Pharmaceutical Ingredients (APIs) and Intermediates involving complex chemistry. The thrust has been to create greater value addition, by developing commercially viable, innovative process know-how.

During the year, developmental activity was undertaken for 19 APIs, of which the Company has completed lab scale development for 10 APIs, scaled-up 7 APIs at kilo-lab / pilot plant and commercialised process know-how for 8 APIs, namely, *Acitretin, Benazepril, Cilastatin, Citalopram, Esomeprazole, Imipenem, Ramipril* and *Tamsulosin*.

Enhanced emphasis was placed on **Custom Synthesis** and **New Improved Chemical Entities** (NICEs). One major custom synthesis project comprising a drug intermediate was successfully completed. The identification and synthesis of several NICEs were undertaken and thirty compounds have been synthesised. These are currently undergoing biological screening / testing.

In Fermentation Research, technologies for the manufacture of *Compactin, Lovastatin* and *Pravastatin* were further improved and implemented on a commercial scale. This work resulted in substantial improvements in productivity and economies.

Intellectual Property

Creation of intellectual property for global competitiveness and value addition plays a pivotal role in the Company's mission. The number of patent filings and approvals during the year demonstrated the Company's aspiration *to become a Research-based International Pharmaceutical Company*.

During the year, Ranbaxy filed 44 patents in India, 8 in USA and 21 in PCT. Among these 9 were product patents out of the Drug Discovery Research activity filed under the 'mail box filings' in India. A total of 12 patents in India and 8 in USA were granted during 2001.

Intellectual Property Generated (Jan - Dec 2001)

	India		USA		PCT*	
	Filed	Granted**	Filed	Granted**	Filed	Published
APIs						
- Synthetic	22	4	1	3	7	
- Fermentation	-	2	-	-	-	-
Dosage Forms	9	2	2	1	3	-
NDDS	4	4	2	3	7	-
NDDR	9	-	3	1	4	1
Total	**44**	**12**	**8**	**8**	**21**	**1**

* Patent Cooperation Treaty

** For patents filed in previous years, includes accepted patents as well

Research Networking

Networking and collaborative research in NDDR and NDDS activities is one of the growth drivers of the Company.

In NDDR, the Company has four on-going collaborative research projects with National Research Laboratories. Two of these collaborations are jointly financed by Ranbaxy and Department of Science & Technology and are being undertaken at premier research institutions in India.

In NDDS, the Company has two on-going collaborative research projects in the UK - one at the University of Strathclyde and another with a Drug Delivery company for development of platform technologies in the area of Oral Controlled Release Systems. Another collaborative research project on similar lines has been initiated in India, with the National Institute of Pharmaceutical Education and Research (NIPER).



Rotary Microtome - tissue trimming and sectioning



Computer Aided Drug Designing (CADD)

International Regulatory Filings

In order to strengthen and diversify the Company's international growth, several niche products were developed for registration in emerging and advanced markets. These activities are conducted by the Company's International Drug Regulatory Affairs (IDRA) department, which is responsible for handling multiple country registrations for APIs including controlled release formulations and dosage forms.

During the year, IDRA facilitated 325 approvals in 57 countries and 694 new submissions in 92 countries

Key International Regulatory Filings and Approvals (Jan - Dec 2001)

Countries	Approvals	Submissions
Brazil	29	36
UK/EEC	21	41
Nigeria	19	26
Vietnam	09	22
USA	07	15
South Africa	07	19
Thailand	07	22
Malaysia	04	28
Russia	04	06
New Zealand	03	-
China	02	09
Australia	02	01
Rest of the World	211	469
Total	**325**	**694**

Quality Parameters

Enormous emphasis is laid on firming up quality aspects in congruence with international norms at the R&D stage. Inherent quality parameters pertaining to R&D activities are addressed by in-house Analytical Research, Clinical Research, Packaging Development and Corporate Quality Assurance.

The Company's **Analytical Research** department is equipped to handle international quality and compliance requirements for APIs and dosage forms.

By developing innovative and sensitive methods for polymorphic purity using X Ray Defractometer (XRD), Fourier Transfer Infrared (FT-IR) spectrometer, the Analytical Research wing aims at providing support for developing quality products without infringing the patents. Sensitive methods for polymorphic purity and other quality parameters for current products like *Terazosin Hydrochloride, Atorvastatin Calcium, Clarithromycin, Cefuroxime Axetil, Gabapentin*, etc. have been successfully developed during the year.

The quality monographs on *Cefpodoxime Proxetil* API, Tablets and Suspension submitted to the United States Pharmacopiea (USP) have been accepted and appeared in the recent publications of Pharmacopial Forum of USP Convention.This bears testimony to Company's committment to quality.

Safety and efficacy issues of all products is addressed by **Clinical Research**, which is equipped to undertake cGLP/cGCP complying clinical trials, Phase-I, II, III & IV for NCEs and NDDS products.

The Company has successfully carried out the extended Phase I Uroselectivity study for *RBX 2258* in the UK. The study indicates that *RBx 2258* is a potential alpha1a blocker with significant Uroselective properties, comparatively safer than products available in the market in respect of adverse cardiovascular effects.

Phase II dose searching study for *RBx 2258* was initiated in India during the year. A protocol enrolling 110 patients has been completed and a new protocol study with different dosage schedules is underway.


RANBAXY

State-of-the-art R&D Centre housing NDDR, Fermentation Research, Biotechnology & Herbal Drugs Research

Drug interaction studies with Anti-hypertensives and Anti-diabetics have also been conducted in India during this period. Clinical trials with 36 protocols including Phase III trials for generic products, NDDS products and fixed dose combinations have been carried out.

Six in-house bio-equivalence studies, critical for US FDA approvals, were carried out with three products, and ten pivotal studies were outsourced to a Contract Research Organisation in the US.

With the addition of four 'Centres of Clinical Excellence' for conducting clinical trials the Company has 16 cGLP/cGCP compliant Clinical Centres established in premier hospitals across India. Besides, a Pharmaco-vigilance Cell to monitor, collect and review adverse event data reports is in place.

Significant care is given to **Packaging** in order to enhance shelf-life and stability of the finished product and attain patient convenience.

Developing Standard Operating Procedures (SOPs) and implementation / compliance across all technology functions of the organisation is fundamental to business processes. The Company's **Corporate Quality Assurance (CQA)**, working in consonance with all sections of R&D, IDRA and manufacturing units, has helped to maintain international standards of quality. During the year, regulatory inspections of APIs and dosage forms manufacturing units at Dewas and Paonta Sahib in India, were conducted by US FDA. Subsequent approvals without any adverse observations (no 483 clause) are testimony to the Company's ongoing commitment to the highest standards of production and quality adherence.

New Research Initiatives

In view of the tremendous potential and value addition that Biotechnology and Natural Products Research can bring to the drug discovery effort, the Company has taken a decision to invest in these areas.

Phytomedicines (Herbal Drugs Research)

The strategic focus is to develop high quality Nutraceuticals (dietary supplements / OTC segment) and Ethical products and subsequently move into isolation and characterisation of Active Principals, either as NCEs or as potential lead molecules for drug discovery.

In the Nutraceuticals / OTC segment, the focus will be on developing Vitalisers, Geriatric Tonics, Cycle Correctives (women), Growth Promoters (children), Digestives, Liver Tonics, Laxatives. In Ethical segment, the therapeutic focus will be on Anti-diabetic, Anti-inflammatory, Anti-arthritic, Cardiovascular, CNS, Dermatology, Respiratory and Urology segments. This will be accomplished through the development of highly standardised and clinically proven herbal products.

Biotechnology

The current focus in this area is to identify new biological targets - Genomics, Proteomics and Bioinformatics - and develop DNA-based biopharmaceuticals and vaccines.

While most of the products in Herbal Drugs Research and Biotechnology Research will be developed in-house, the Company is evaluating strategic tie-ups with other partners to speed up the licensing and development process.



Vinay Kaul
Executive Vice President
Finance & Corporate Services

FINANCIAL REVIEW

Global Sales (net of inter-company sales) of the Company, together with its operating subsidiaries and affiliates for 2001 was equivalent to US$ 600 Mn @ *, (2000 - US$ 507 Mn @), up 18.3%. This was driven by a buoyant growth in sales of dosage forms to the developed markets.

For 2001, Consolidated Profit before tax was US$ 64.4 Mn @ and Consolidated Profit after tax was US$ 56.5 Mn @. The operating subsidiaries and affiliates recorded an aggregate Profit after tax of US$ 4.4 Mn for 2001 (2000 - loss US$ 2.1 Mn).

The working of the Company has been significantly better this year on the back of a strong operating performance led primarily by an increasing shift towards higher value add and international dosage forms business with a robust growth momentum, improved management of working capital, higher operating efficiencies and containment of costs despite a steep decline in interest income.

2000 Rs. Mn	Particulars	2001 Rs. Mn	Increase %
17367	Sales	20545	18.3
2326	Operating Profit before interest, depreciation and amortisation	3078	32.3
1232	Interest, depreciation and amortisation	1174	-
1094	Operating Profit	1904	74.0
-	Technology Licensing Income	233	-
1094	Aggregate Operating Profit	2137	95.3
851	Interest and Other Income	276	-
1945	Profit before Extra-ordinary items	2413	24.0
-	Extra-ordinary items	379	-
1945	Profit before tax	2792	43.5
121	Tax	258	-
1824	Profit after tax	2533 #	38.9
	# Difference due to rounding off.		
9347	Domestic Sales	10254	9.7
8020	Export Sales	10291	28.3
82	Inventories (average sale days)	78	
94	Receivables (average sale days)	82	
2.7	Sales to Average Net Fixed Assets (times)	3.3	
14.1%	Return on Capital Employed	17.6%	
11.8%	Return on Net Worth	15.3%	
Rs 15.74	Earnings per share	Rs 21.86	
Rs 7.50	Dividend per share	Rs 10.00	
16.2%	Total Debt as % of Net Worth	7.9%	

** Includes sales of Ranbaxy Thailand entities and Ranbaxy Malaysia not covered in the Consolidated Financial Statements.*

@ Conversion to US$ on average of the opening and closing rates of exchange for 2000 and monthly average for 2001.

INDIA



The Company's business in India, comprising eight marketing entities focussing on key therapeutic segments, has kept pace with the market growth of 10% to attain a turnover of over Rs. 8120 Mn. The brand building strengths were in evidence especially in chronic segments such as Cardiovasculars, Anti-diabetics and Pain management, which saw the share of chronic therapies grow by 4% to reach 33% of the overall turnover.

The successful co-promotion of the brand **Caverta** *(Sildenafil)* by Pharma and Rexcel entities has been an event of great significance. The mega-launches of the NDDS products, **Cifran OD, Zanocin OD** and **Rofibax Gel** also created excitement in the market place. A specialised task force was put into action to market brands which require a high degree of concept selling, particularly the NDDS products. The creation of a franchised field force, for the effective management of late lifecycle brands and to stem their decline, is expected to show positive results in the years ahead.

The Blue-R division's recent advent into the generics segment has been very successful and the division is ranked second in this segment.

PHARMA

After a period of consolidation, the Pharma division entered year 2001 with a renewed focus on aggressive growth, fuelled by new launches and initiatives. The year saw the division launching **Cifran OD** from the NDDS platform, the first-ever pharmaceutical research product from India to attract international attention. It also witnessed the Company's entry into the Asthma segment with its brand **Romilast** (*Montelukast*) belonging to a new class of drugs. The division recorded a strong prescription-led secondary growth, spearheaded by key brands and new launches.

Cifran continued its ascendancy and strengthened its position as the number one brand of the Company in India. It achieved an all-time high market share, coupled with double-digit growth. This got a further boost with the launch of **Cifran OD** tablets the innovative once-a-day *Ciprofloxacin* formulation. The concept of once-a-day *Ciprofloxacin* will gain increasing acceptance as it offers twin promise of patient convenience and compliance.

The tablet formulation, **Rofibax** (*Rofecoxib*), maintained its progress in the pain-relievers segment and emerged as the number one brand in the Cox-2 market. Its position was further strengthened by the launch of two innovative dosage forms, **Rofibax Instab** 50mg, a unique mouth dissolving tablet for instant dissolution and **Rofibax gel** for local application.

The division also entered the Proton Pump Inhibitors (PPI) segment through **Raciper** *(Esomeprazole)*. The product got off to a solid start amidst heightened competition in this segment.

Caverta achieved prescription leadership status in the Erectile Dysfunction market and efforts in expanding usage base by initiating Physicians to engage in proactive counselling of patients with this disease profile showed encouraging results. The *Cefaclor* market got a renewed fillip with the launch of **Keflor MR** 750 mg tablets.

In order to further enhance the Company's image as a scientifically marketing driven orgainsation, Medico Marketing Services were established. Within its ranks, 50 Medico Marketing Associates (MMAs) were selected from premier Pharmacy colleges and placed in major cities of India, with the objective of enrolling Doctors for Phase IV clinical trials for NDDS research. The data collected not only helps in gaining valuable insight into brands in Indian clinical settings, but also develops a pool of key opinion leaders.

Service to the medical profession took on a new meaning, with the launch of MediCall, a toll-free call-centre, the first of its kind in the Indian pharma industry. Addressed to Doctors from 106 cities in India, the service promises response on queries on Ranbaxy brands, as well as on references, abstracts, medline searches,


Cifran OD
CIPROFLOXACIN EXTENDED RELEASE TABLETS
Cifran OD
Once a day
2 x 5 tablets
1000 mg
A RANBAXY Research Product
500 mg


ZANOCIN OD
Ofloxacin Extended Release Tablets
800 mg
ZANOCIN OD
Once a day
2 x 5 tablets
Research Product
400 mg

disease information and other specialised areas, all within a time frame of 48 hours.

Capitalising on the possibilities presented by the Internet, Pharma initiated a unique concept of e-detailing through a tie-up with the medical portal, *docasia.com*.

STANCARE

Stancare achieved secondary sales of Rs. 1110 Mn during the year, representing a growth of 8%. Products in the Hypertension, Diabetes, Lipids (HDL) range grew by 48%, against the 25% growth exhibited by the Cardiovascular market.

Among the major product launches of the year were Ceruvin (*Clopidogrel*) - 75 mg tablets, Corpril (*Ramipril*) - 1.25/2.5/5 mg capsules, Glimpid (*Glimipride*) - 1/2/4 mg tablets, Zanocin OD (*Ofloxacin once-a-day*) - 400 / 800 mg tablets and Staxom (*Moxifloxocin*) - 400 mg tablets.

Five top brands of the division viz Zanocin, Storvas, Simvotin, Cepodem and Pioglar contributed 62% of its sales. Zanocin, the largest brand in the *Ofloxacin* market, with a market share of 15.7% reinforced its leadership with the launch of the NDDS based Zanocin OD tablets. Storvas the largest-selling cholesterol reducer in India and the brand leader in the *Atorvastatin* market achieved a market share of 28.2%. Simvotin, the pioneer in the *Simvastatin* market captured a market share of 32%. Cepodem, hailed by ORG as the launch of the year in 1999, maintained its leadership in the *Cefpodoxime* market with a market share of 37.3%.Pioglar, a leader in the *Pioglitazone* market, with a market share of 29.5%, marks Stancare's entry into the Anti-diabetes segment. It became the largest-selling *Pioglitazone* in India, a distinction achieved within the first year of its launch.

Storvas received the Organisation of Pharmaceutical Producers of India (OPPI) Award for Marketing Excellence in the New Product Launch category in September 2001. Stancare launched its first NDDS product, Zanocin OD, in India. Launch symposia were held at over 60 locations nationwide. Doctors were enthusiastic and highly receptive of the once-a-day (OD) concept for Anti-bacterials.

The division constituted a special HDL field force to address Doctors on changing lifestyles and disease profiles. The team's interaction with Doctors resulted in Stancare's CVS range of products growing by almost double the market growth.

Ranbaxy House (Croslands, Solus and Rexcel) at Mumbai





CROSLANDS

Three new brand launches expanded Croslands presence in the Ortho-therapeutic segment, **Rosatin**, an Anti-arthritic preparation, unique in terms of its combination and formulation technology, **Citanz**, a Muscle relaxant, and **Calcidif**, a calcium supplement.

The top five brands that performed exceptionally well during the year were **Volini, Silverex, Diprovate, Mobizox** and **Fucidin**. In the cluttered topical NSAID market, **Volini** enjoyed a market share of 28%. **Diprovate** achieved a market share of 36% in the Betamethasone (Topical) segment and **Fucidin** continued to grow at 23%, against a market growth rate of 9%, while **Silverex** and **Mobizox** sustained their position of leadership in Topical Sulphonamides and Muscle-relaxant (*Diclofenac* combination) segments respectively.

SOLUS

The strategic restructuring of the division in August 2001 had its positive impact in the CNS segment ranking and led to a sales turnover of over Rs. 330 Mn during the year.

Serlift maintained leadership in the Anti-depressant market with a growth of 10% in spite of intense competition from new and established players. To strengthen its presence in the Anti-depressant market, Solus successfully launched **Celica** (*Citalopram*) and **Venla** (*Venlafaxine*), which have already gained second position in this segment. With the launch of **Olanex Instabs** the position in the Anti-psychotic range has been further strengthened.

The presence of Solus in the CNS market will be strengthened through an expanding product portfolio and innovative strategies. The division plans to enter vital segments like Neurology and Anti-Alzheimer's, while maintaining an edge in Anti-psychotics and Neurotonics.

REXCEL

Rexcel recorded a growth of 12% and a sales turnover of over Rs 1130 Mn during the year through cost-saving initiatives and consistent performance.

Mox, the flagship brand of the division, maintained pre-eminence in the Amoxycillin segment and **Moxclav** gave a remarkable performance in the face of aggressive competition.
The newly launched brands, **Salza** and **Loxof**, performed well. Through co-promotion of **Rofibax** and **Caverta**, Rexcel has helped both the brands improve their position in their therapeutic segments.

An interactive direct marketing programme covering 50,000 Doctors across the country for key brands **Loxof, Moxclav, Salza** and **Fluzet** generated encouraging response.

REXTAR

Rextar recorded a sales turnover of around Rs. 500 Mn during the year, due to aggressive marketing through a dedicated group of Direct Sales Associates. The flagship brand **Roscillin**, followed by **Gramoneg, Gramogyl, Rovacor** and **Ultrazox** continued to notch up good results.

The division also introduced two new products during the year - **Cohero**, a micronutrient, and **Cotuss**, a dry cough syrup with a unique flavour of ginger, honey and mint. The product line-up now comprises Antibiotics, Painkillers, CNS, Micronutrients, common Cough and Cold formulations.

BLUE R

The Company's generics division, re-christened Blue R, recorded sales of around Rs. 890 Mn, an impressive growth of 150% over the previous year.

The division has already become the second largest player in generics, with **Ranbiotic** (*Gentamicin*) Inj emerging as the number one brand in generics and second in the *Gentamicin category*. The division attained leadership in the following generic products segments: **Nortini** (*Norfloxacin + Tinidazole*), **Decamycin** (*Dexamethasone*), **Alfakim** (*Amikacin*), **Zeebee** (*Albendazole*), **Omesec** (*Omeprazole*), **Fenak Plus** (*Diclofenac + Paracetamol*), **Stanhist** (*Cetirizine*), **Pyrestat** (*Nimesulide*) and **Enflox** (*Norfloxacin*).

Blue R Classics, a new range of products, was introduced in December 2001 with the objective of enhancing product focus and market reach. A 50-strong distributor network and a team of 12 manufacturers developed across India, cater to a growing demand.

As many as 70 new products were launched in the year which contributed towards 25% of the turnover. The top five brands of Blue R during 2001 were **Ranbiotic, Decamycin, Roscillin AMX, Fenak** and **Alfakim**.

Market Share Source : ORG-Dec. 2001, MAT



Ranbaxy Pharmaceuticals Inc. Team at Princeton



Distribution Centre Team - Jacksonville, Florida

USA

The year 2001 was momentous for the Company's operations in the world's largest pharmaceutical market. **Ranbaxy Pharmaceuticals Inc.** (RPI) and **Ohm Laboratories Inc.**, both wholly owned subsidiaries of the Company in USA, crossed a major milestone of US$ 100 Mn. sales on December 7, 2001. The Company posted a global sales of US$ 113 Mn, reporting a robust 74% growth over the previous year.

The US success is a tribute to the corporate vision, strategic planning, teamwork, and the application of sound business principles. The challenging journey began in 1998, with the introduction of *Cefaclor*, the Company's first product under its own label in the US market. *Cefaclor* has been followed by 29 other products, each one of them contributing to this accomplishment in just 4 years.

Ranbaxy was the fastest-growing (233%) generic pharmaceutical company in the US (IMS June MAT 2001), and recognised among the top pharmaceutical companies with established credentials in the US Healthcare System.



Landmark achievements

A number of landmark achievements during the year, laid the foundation for further growth. Some of these accomplishments include:

- Approval of *Minocycline* tablets in three strengths: 50, 75, and 100 mg. RPI was the first generic manufacturer to offer a 75 mg capsule.
- With FDA approval, *Clindamycin Hydrochloride* capsules were introduced in both 150 and 300 mg. There was no generic competitor for the 300 mg strength during the year.
- The launch of *Amoxicillin* tablets in 875 and 500 mg strengths made RPI the second generic player in these tablet strengths. In 200 and 400 mg chewable tablets, RPI is the only competitor with the twice-a-day formulation.
- *Lorazepam*, approved in December 2001, joined the range of established products - *Acyclovir, Cephalexin,* and *Cefaclor,* which continued to grow.
- RPI opened a new distribution facility at Jacksonville, Florida, replacing the outsourced service. The 60,000 sq. ft. facility represents the first distribution centre owned and operated by RPI.
- RPI entered the managed-care market segment to provide products to managed-care and group-purchasing organisations through third party contract-sales organisations, expanding its focus area from retail pharmacy markets located across the US.
- Ohm Laboratories received approval from FDA for *Ibuprofen + Pseudoephedrine* tablets and was awarded a six-months exclusive marketing grant for this ANDA. For



Packaging in progress at Ohm Laboratories Inc.


ohm

Ohm Laboratories Inc., North Brunswick



US Management Team

the first time, Ohm Laboratories was privileged to exclusively market a product. This has been accomplished in partnership with one of the largest private label manufacturers in the US.

- Ohm Laboratories emerged a stronger player in the private label OTC arena and made significant gains in the segment of large buyers - mass merchandisers, retail pharmacy outlets and food combination stores.
- RPI received 3 ANDA approvals and 4 tentative approvals. One of the ANDAs, *Cephalexin* oral suspension, was granted approval in eight months, while *Loratidine* tablets and *Lorazepam* tablets were approved within a 9 month period, well below the industry average of 12-14 months, a result of concerted effort by the Global Regulatory Group. As part of a long-term plan, a few of these products were developed by Ranbaxy in India, but will be manufactured at Ohm Laboratories in the US.
- Reinforcing the Company's plan to be a fully integrated pharmaceutical company with an expanding product portfolio, 17 ANDAs and the first Independent New Drug (IND) application were filed in 2001. Eight Drug Master Files (DMF) were also filed in order to support the ANDA filings.
- Initiatives undertaken to enter into the Branded Marketing segment gathered significant momentum in 2001. The first brands, *Proctosol HC®* and *Procto-Kit®* continued to enjoy leadership status within their therapeutic class. Efforts to strengthen the brands through product line extensions are underway, with initial focus on the paediatric market.
- SAP gained greater focus during the year and provided a solid infrastructure for reporting and monitoring activities within RPI and Ohm Laboratories. It has created a two-way dialogue between sales and operations, enabling speedy communication, rapid market feedback, and timely information on API requirements. SAP became a digital backbone of the Company, beneficial in its relationships with vendors, customers, employees and shareholders.

Strategic Initiatives

To develop strategic affiliations for accelerated growth of the Company, particularly beneficial to the US market, a number of agreements were finalised with both branded and generic companies. With the increased visibility Ranbaxy has in the US, the number of organisations that have sought such alliances have grown significantly.

To augment its presence further, the Company stepped up its regulatory activities surrounding ANDA filings 55 ANDAs have been filed since 1995, of which 31 have been approved and 24 are pending. The Company plans to file 15 to 20 ANDAs every year, covering broad categories of products and therapeutic areas in commodity, niche and value-added segments.

These initiatives provide a platform for RPI and Ohm Laboratories to seize the opportunities in the US market and propel Ranbaxy's efforts towards globalisation.


RANBAXY
CEFUROXIME AXETIL
Tablets
Rx only
20 Tablets
RANBAXY
CEFUROXIME AXETIL
Tablets
Rx only
20 Tablets





Aciclovir
Ranvir
400
Diazepam
Fluoxetine
Co-Proxamol
Histac 150
150 mg
Histac
Histac 300
300 mg
Ranovir
RANBAXY
HISTAC
150 mg

The Company's subsidiary, **Ranbaxy (UK) Ltd.** (RUKL), recorded a turnover of US$ 24 Mn. A growth of 11% was achieved by RUKL, despite depreciation of the local currency and severe price controls that reduced the margins of all major generic players.

The Company embarked into the branded generics sector with the support of a specialised field force for marketing products to dispensing General Practitioners. The product launches during the year included **Disogram SR** *(Diltiazem)*, **Defanac SR** *(Diclofenac Sodium)*, **Calchan MR** *(Nifedipine)*, **Cibral** *(Isosorbide Mononitrate)* and **Histac** *(Ranitidine)*. Strategic tie-ups with leading companies have further consolidated RUKL's presence in the UK market. The Company also launched telemarketing, to enable marketing of products directly to retail pharmacies.


Axetil Cefuroxima
Norfloxacino
RANBAXY
INVORIL-10

Ranbaxy Farmaceutica Ltda., the Company's majority owned subsidiary, performed exceedingly well with a global turnover of US$ 14.1 Mn, in its first full year of operation.

The region has established a strong marketing and distribution infrastructure, with major distributors and pharmacy chains showcasing its products. The number of products approved by National Agencia de Vigilancia Sanitaria (ANVISA) has risen to 44 from last year's 12. In an effort to enhance sales and expand reach, an agreement for outsourcing distribution was finalised, which will soon come into effect during the early part of 2002.

Four key products, **Simvastatin**, **Amoxiclav**, **Rotram**, **Lovastatin**, crossed the US$ 1 Mn mark during the year. Among these **Simvastatin** and **Amoxiclav** recorded an impressive sales of US$ 2.8 Mn and US$ 2 Mn respectively.



GERMANY

Following the acquisition of the generic business from Bayer, **Basics**, the Company's subsidiary in the German market, completed the first full year of operation and recorded a turnover of US$ 5.7 Mn.

Among major operational activities carried out successfully by Basics, were finalisation of supply agreements with major German generic companies, employing a contracted field force to reach Doctors, establishing an in-house customer service function and outsourcing a warehouse and a distributor.

Basics also implemented a new finance system during the year, with a remote electronic link to the warehouse, facilitating order processing and direct invoicing.

Two new products, **Loratadine** and **Ofloxacin**, were launched during the year. **Loratidine**, was in-licensed to quickly gain an entry into the market, **Ofloxacin**, the first Ranbaxy product launched by Basics in Germany was made available with retailers on the day of its patent expiry. The generics market for this product is virtually controlled by Basics, with its brand **Oflox Basics**.



The development activities undertaken in 2001 would see eight products to be launched in 2002, most of which will be in-licensed. Products with high-yield and growth potential have also been identified to endow Basics with a basket of generic products in a few years.


Ofloxacin-ratiopharm
Filmtabletten
Ofloxacin STADA 200 mg
Ofloxacin STADA 400 mg
oflodura 400 mg
Basics
Oflox-AZU 200 mg


Cifran 250
SPORIDEX 250
RAXIM
FLUCORIC
RANBAXY

CHINA


RANBAXY

Ranbaxy (Guangzhou China) Ltd. (RGCL) saw a slow down largely contributed by reimbursement price uncertainties and Government directives on clubbing requirements and inviting tenders. This resulted in reimbursement price cuts across all brands - **Cifran**, **Keflor**, **Difnal**, **Oframax**, **Zanocin**, **Levofloxacin**, **Fluconazole** and **Lovir**, registered a decline in sales. The Company recorded sales of US$ 11.3 Mn during the year 2001, a decline of 10% over the previous year.

Cifran infusion registered a growth of 13% in value terms and 21% in unit terms over the previous year. **Keflor** registered an increase of 9.9% and 20% in value and unit terms respectively (source IMS Q3 2001).

During the year, Regulatory approvals for **Flucoric** infusion, **Simcor** distab and **Fulsed** injection were received.

Tomiron, an Anit-infective, has been in-licensed from Toyoma, Japan, for marketing in China by RGCL.

The plant productivity has increased during the year for injections, dry vials and infusions. The infusions batch size was increased from 13,000 to 20,000 per day, and injections batch size was increased from 15,000 to 20,000 vials per day.

RGCL's plant was inspected and approved for exports of **Cifran** infusion to Brazil. After Ukraine and Russia, Brazil will be the third country, where exports from China will commence soon.

Despite market complexities Company continues its focus in this large growing potential market and is re-structuring its business strategy to fortify its presence.

EUROPE

In **Continental Europe**, the Company achieved a turnover of around US$ 2.4 Mn with new product launches in **Portugal, Spain** and **Austria**, while Mutual Recognition Procedure (MRP) approvals were received for **Co-amoxyclav, Fluoxetin, Ofloxacin** and **Enalapril**. With an active regulatory team working across this region, along with a number of supply agreements currently being negotiated, this operation should make significant progress in the coming years.

In **Central Europe**, the Company continued to build up its business in **Hungary, Czech** and **Slovak** through an agency model, using Ranbaxy brands under its own label. In **Hungary**, notable success was achieved, including a 40% market share for **Zanocin** and the launch of two new products, **Enhancin** and **Cifran**. In **Czech** and **Slovak**, the highly competitive 'Statin' market, a 7% market share was achieved by **Simvor** brand. **Taxcef** won a large tender in **Prague**, soon after the launch. **Cifran, Oframax** and **Ranvir** cream were also launched successfully in the last quarter of 2001. The Company also entered the market in **Algeria** in the last quarter, by launching **Lovir, Zanocin, Histac** and **Roscillin** through a major launch conference.

In the **Polish** market, the Company achieved an impressive export turnover of US$ 5.5 Mn. The successful launch of new products, including **Midazolam, Histac** injections and **Ramoclav** capsules, along with an encouraging performance from the existing product range, contributed towards sales growth of 108%. Strategic tie-ups with the major players Glaxo, Schwarz Pharma and UCB paid rich dividends thereby improving Ranbaxy's ranking.

CIS

Business in **Russia** exhibited robust growth. **Coldact Flu Plus** capsules launched in November 2001, recorded sales of US$ 1.4 Mn. **Zanocin, Fenules, Ketanov** and **Norbactin**, performed well. The Company also launched a **Pylobact Kit**, which was the first of its kind in the Russian market.

New product approvals in 2001 included **Respara** (*Sparfloxacin*) tablets, **Ceftax** (*Cefotaxime Sodium*) injection, **Coldact Flu Plus** (*Paracetamol, Phenylephrine Hydrochloride, Chlorpheniramine Maleate*) capsules, **Ranclav** (*Co-amoxyclav*) tablets and **Zolinox** (*Zopiclone*) tablets.

The **Ukraine Belt**, covers **Ukraine, Moldova, Belarus, Central Asian Republic, Lithuania, Latvia** and **Romania.** In **Ukraine**, Ranbaxy achieved a ranking of 19. Top brands **Ketanov, Reflin, Zanocin** and **Cifran** maintained their position amongst the top three, in their respective therapeutic categories. An exclusive distribution arrangement for **Pepfiz** with Optima, the largest pharmaceutical distributor in Ukraine, was also initiated. In the **Baltics** region, the Company achieved sales of approximately US$ 3 Mn, making inroads in **Lithuania** and **Latvia**.

The Company also started its operations in **Romania** with the launch of **Cifran, Zanocin, Oframax** and **Fulsed**. A supply agreement was also finalised with one of the biggest pharmaceutical distributors in Romania for **Enalapril, Cefaclor** and **Acyclovir**.

AFRICA

The Company's operation in **Nigeria**, recorded a turnover of US$ 7.1 Mn, an increase of 39%. The Company consolidated its position amongst the top pharmaceutical companies in the region. The year was marked with the launch of *Oframax* and *Histac*, and strengthening of the existing brands like **Cifran, Ranferon** and **Sporidex**.
The Company achieved a major breakthrough by signing a US$ 1.8 Mn contract with the Ministry of Health (MOH) **Nigeria**, for the supply of Antiretrovirals.


RANBAXY



Launch of Antiretroviral products in Zambia

REST OF AFRICA

In French West Africa and Central Africa, despite a slowdown in the pharmaceutical market, the Company recorded a growth of over 45%. In the three most important markets of Cameroon, Ivory Coast and Senegal, Ranbaxy ranked 8, 14 and 15 respectively, making it the number one generic Company in the region.

Southern African countries comprising Zimbabwe, Zambia and Mauritius reported sales growth in excess of 40%. Successful entry into Cardiovascular segment and Injectable Cephalosporins established the Company as a leading player in these markets.

Ranbaxy (SA) Pty. Ltd. (RSAPL) carried out significant restructuring in local operations which led to strengthening of the sales force, forging long-term alliances with local partners for co-promotions and appointing the largest local generic manufacturer as a key distributor. The changed focus on customers and a determined effort to expand operations in the private sector resulted in sales increasing by 100% in the second half of the year and improved overall profitability. The Company registered sales of R 30 Mn, a growth of 19%. The successful launch of Cifran and an entry into the lucrative Cardiovascular segment with the launch of Alapren laid a foundation for greater growth in the coming years.

The Company has finalised a distribution agreement with Adcock Ingram, South Africa's biggest pharmaceutical company, and part of the Tiger Ltd. group, one of the top ten companies in the Republic of South Africa. With this initiative Ranbaxy's delivery capability has been further consolidated. Supply agreements were also entered into with Adcock Ingram for Ranclav, Cifran, Alapren, Mypaid Forte and Chericof. Parallel registrations were given to Adcock Ingram.



During the year 102 products were registered. RSAPL introduced a detailing/ scripting team to focus on the private market in the latter part of 2001, with an objective to make inroads into the private market in the coming years.

Ranbaxy Egypt Limited (REYL) recorded sales of US$ 3.1 Mn, a growth of 19% over the previous year, against an industry growth of 8.6% during 2001 (IMS Q V 2001). Despite a slowdown in the pharmaceutical market, the operations forged ahead with the launch of several new products like Corpril, Cepodem, Riconia and Pepfiz.

In the *Cefaclor* market, Bacticlor is ranked number one, with a market share of 62% representing a growth of 35%. Rancif showed a growth of 19%, while Lovir ranked second in the *Acyclovir* market, with a 25% market share.

During the year, seven products received approvals for registration: Isotritinoin SGC 10mg and 20mg; Fluvoxamine 50mg and 100mg tablets; Gliclazide 40mg tablets; Gliquidone 30mg tablets; Terazosine SGC 5mg.



ASIA-PACIFIC LATIN AMERICA AND CANADA (APLAC)

The business in Myanmar recorded sales of around US$ 3.9 Mn, with a growth of 25%. OTC business in the country achieved sales of US$ 1.6 Mn with Revital contributing US$ 1 Mn in sales.

Ranbaxy Malaysia Sdn. Bhd. (RMSB), registered a sales turnover of US$ 7.5 Mn, a growth of 12%.

Trade sales in the country increased by 13.5%, despite a significant price erosion due to adverse economic conditions. Sales to Singapore increased by 137%, due to exports of Rovacor, Sporidex and Tetradox to Government hospitals. Lestric retained its number one position in the Company's portfolio with a growth of 63%, followed by Sporidex at MYR 4.2 Mn, Histac at MYR 3.2 Mn, Enhancin at MYR 2.5 Mn and Vercef at MYR 1.3 Mn.

RMSB secured increased sales and marketing representation of Almirall



products in Singapore and Malaysia and **Kestine** tablets, an Anti-histamine, was transferred from Novartis, Singapore to RMSB. The product was re-launched successfully.

During the year, fresh efforts were made for Relationship Marketing and Medico-Marketing. The Company integrated Unichem operations with Ranbaxy Thailand, and a new company, **Ranbaxy Unichem Co. Ltd.** was formed.

The Company's IMS rank in **Thailand** moved up to 34 (MAT Q3 2001), primarily due to enchanced performance in the hospital segment. The top five brands **Rancil, FBC, Simvor, Vercef** and **Aspent**, contributed towards a combined sales of over US$ 2 Mn. Cardiovascular brands **Simvor** (*Simvastatin*) and **Aspent** (*Enteric coated Aspirin*), recorded a growth of 31%. **Simvor** constitutes 27% of the total sales with a high level of hospital sales.

In the Anti-infectives segment, **Vercef** (*Cefaclor*) registered a growth of 8%. The **Cifran** group benefited from hospital entries of **Cifran** 100ml, which recorded a 26% growth, while **Ranclav** suspension, launched in the middle of 2000, continued to grow steadily.

In the second half of 2001, the Company launched two new products, **Cascor XL** (*Diltiazem once-a-day*) capsules and **Magnaspor** (*Cefuroxime Axetil*) tablets. Due to a number of applications made during 2001, the Company now has 32 Stock Keeping Unit (SKUs) under registration with the Thai FDA, indicating a robust product pipeline for the future.

To rationalise the internal positioning of ACE inhibitors and to leverage the strengths of a local generic company in the Cardiovasculars segment during the year, the Company granted distribution rights of **Corpril** to Berlin Pharmaceutical Company.

In the year 2002, a number of new products like **Effcal**, **Crixan** are slated for launch. With a clear focus on select brands and chronic therapy areas, combined with an enthusiastic and trained marketing & sales team, the Company is confident to boost its performance.

Ranbaxy Vietnam Ltd. amongst the **Top 20 pharma** companies in Vietnam, achieved sales of over US$ 9 Mn, a growth of 18%. In a year where 8 of the top 10 pharmaceutical companies were de-growing, it was notable that Ranbaxy's in-market sales grew by 45%. The exports out of India also grew by a steady 22%.

The Company strengthened its share in the Anti-infectives market. Key brands like **Keflor MR** and **Ceroxim** increased its market share. The sales of Anti-infective brands like **Sporidex** grew by 51% to hit an all time high sales of US$ 2.1 Mn. The year saw the entry of Injectables into some of the most prestigious centres of Vietnam.


CHERICOF
Cắt đứt cơn ho
RANBAXY

During the year, 17 new products were registered, including **Chericof** and **Colcibra**. There were successful in-licensing gains. Products such as **Kestine** (Ebastine, an anti-allergic) in-licensed from Almirall Prodespharma, Spain and **Thidim** (*Ceftazidime inj*) from Kalbe Pharma, Indonesia, were introduced.


AIDS
RANBAXY

The year also witnessed new product launches. Ranbaxy Vietnam was the first Ranbaxy operation outside India to import the Antiretroviral (ARV) range with **Virolam** 100/150 mg, which has become the second largest brand of *Lamivudine* in Vietnam within a short span of 3 months. With the new initiative of setting up Virolam Hepatitis Clinics, the Company is emerging strong in this segment, with in-market sales touching US$ 100,000 in 4 months. The year-end saw the launch of the rest of the ARV range, with the introduction of **Virocomb** (*Lamivudine + Zidovudine*) and **Viro-Z** (*Zidovudine*).

The OTC division in the country achieved sales increase of 84%. The Top brand in the OTC portfolio **Pepfiz**, recorded a steep growth of 237%. **Chericof** Sofgels was launched at the end of the year.

The Company's commitment to the Vietnam market was reinforced with the establishment of **Ranbaxy Vietnam Company Limited**, a 100% owned manufacturing subsidiary. The facility will be primarily manufacturing Anti-infectives and is expected to be operational by the second half of 2002.

The success for the year was not limited only to Vietnam, but also spread across to **Cambodia**. For the first time, the operation was able to get an order of ARV products from Non Government Organisations (NGOs). This formed a base for the successful entry into this segment.

In **Central American Caribbean Island** (**CACI**), considerable progress was made in the tender business, which achieved total sales of US$ 3 Mn. Business in **Peru** progressed well with the formation of a Joint Venture, achieving a sales of US$ 1.4 Mn in the first eight months of its operations. The supply agreements with Merck, Quifa and Bayer in **Mexico**, saw the Company record sales of US$ 1.5 Mn. The total sales for CACI region was around US$ 6 Mn.

The Company's business operations in **Australia & New Zealand** registered sales of US$ 5.6 Mn, despite depreciation of the local currency. The Company initiated business in **Philippines** and **Hong Kong** during the year.



MIDDLE EAST & SRI LANKA

The Middle East region of the Company covers the **Middle East** and **South Asia** regions. Ranbaxy is the only Indian company to have full-scale marketing operations in **UAE, Bahrain** and **Oman,** and enjoys the unique distinction of being the only Indian company to be registered in **Saudi Arabia**. In year 2001, the Company's retail sales grew by 20%.

UAE, the single largest market in the region, grew in sales by 72% over last year. The Company's Anti-ulcerant formulation, **Histac**, overtook the leading brand **Zantac** in volume sales (IMS UAE Retail Audit MAT 2001). **Enhancin**, an Antibiotic, launched in mid 2001, has, captured a significant market share. The Company launched two herbal brands, **Ginkocer** and **Sivylar** and expanded its sales force to tap Doctors for the first time ever.

In **Oman**, Ranbaxy retained its leadership status in the private market for the third year in succession. Despite a declining market, secondary sales grew by 27%. Other Middle East countries where the Company has a presence are **Iraq, Jordan, Syria** and **Yemen**.

In **Sri Lanka**, Ranbaxy is ranked the sixth largest company (IMS Retail Audit MAT 2001), with a wide range of products in the Anti-bacterial, Cardiovascular, Gastrointestinal and Dermatological segments. The year saw the launch of **Sporidex AF**, an NDDS formulation of *Cephalexin*. **Sporidex** retained the number one position (IMS Retail Audit MAT 2001) in the Anti-infectives market in Sri Lanka. The Company also entered the area of Dermatology by launching its range of products.



During the year, the Company's API business witnessed a focused growth in key markets.

MIDDLE EAST

The Company achieved sales of around US$ 13 Mn in this region. The focus markets were Syria, Iran, Iraq and Jordan, with a major share of the business coming from molecules like *Sildenafil, Cefpodoxime Proxitel,* and *Cefaclor* while *Ranitidine, Amoxycillin* and *Cephalexin* consolidated their position.

EUROPE CIS AND AFRICA

The Company achieved sales of around US$ 19 Mn in this region.

Sales from Europe showed a significant increase over the previous year, with Germany, Italy, Czechoslovakia and Denmark emerging as major markets. This has been achieved by enhancing market penetration through the appointment of more channel partners and associates in various countries. Europe holds the key to the growth and profitability of the API team in the near future. Intensive efforts for strengthening brands like *Ramipril, Citalopram, Atorvastatin* and *Pravastatin* are underway to chart the future of this market.

ASIA PACIFIC

In this region, the Company achieved sales of around US$ 30 Mn. Key regulatory approvals were received in **China**, which strengthened the product profile and improved the profitability. Business operations in China have been revamped with a view to enhancing security and maximising end-user reach. Greater stress has been placed on business development work for new molecules in the **Korea** and **Taiwan** markets with the objective of being the preferred source for bio-studies. The region is poised for greater growth and higher profits with an augmented product profile.

INDIA

API business in India achieved sales of Rs. 546 Mn, an increase of nearly 16.6% over the previous year, by introducing new molecules like *Cefuroxime Axetil, Cefpodoxime Proxitel* and consolidating existing products like *Cefaclor, Sertraline, Fexofenadine* and *Cephalexin*. The focus continues on widening the customer base and increasing sales for the new molecules.

LATIN AMERICA

API business in Latin America recorded a sales turnover of over US$ 17 Mn, with a number of key products enjoying major growth. An impressive growth of over 61% has been achieved as a result of focussing on new value-added products like *Atorvastatin, Pravastatin, Pioglitazone* and *Cefaclor*. The Company has cultivated the image of a reliable supplier in major markets like **Mexico, Colombia, Chile, Argentina** and **Brazil**.

The emphasis during the year was on introduction of new products, expanding customer base and entering into supply agreements with end-users.

JAPAN

The Company expanded its product portfolio in Japan and supported major generic launches. Long-term tie-ups were pursued which will yield results in the coming years as generic companies launch products on expiry of patents.

TURKEY

Turkey went through one of its worst economic crises, which adversely affected the pharmaceutical industry. Stability was seen towards latter part of the year when the economic situation improved.

EXPORT TRADING

During the year sales worth US$ 8.6 Mn were generated. New products introduced were Anti-ulcers, *Omeprazole* and *Pantaprazole*, and Steroids, *Betamethasone* and *Clobetasole*, in **Brazil, Peru, Mexico, Indonesia** and **Romania**. **Tunisia,** a new market, was developed with emphasis on new products, expanding customer base and entering into supply agreements on secured terms of payment.





CUSTOM SYNTHESIS

Two major projects of the Company have moved up to the final stage of launch. The NCEs will be launched in 2002 after successful completion of Phase III studies. The strategy is to work on projects involving challenging Chemistry and to provide a complete package to customers, starting from lab development, scale up, supply of commercial quantities and Regulatory filings, which are done on an exclusive basis. The focus is on high value long-term projects, with major markets being **Japan, USA** and **Western Europe.**


RANBAXY
Fluoxetine
Aciclovir
oflodura 400mg
VOLINI
Cifran OD
CAVERTA 100
Rofecoxib Tablets 25
AVOSTAV CAPSULES 20 mg
VIROLAM
AVIRODIN 400
Nevipan
AVOCOMB
RANBAXY
AMOXICILLIN
CEFACLOR
AMOXICILLIN

The worldwide pharma market grew at a CAGR of 10% in 2001 with six therapeutic categories accounting for 75% of global revenues. These six categories comprise Cardiovasculars, CNS, Infectious Diseases, GI, Respiratory and Endocrine & Metabolic. The new entry, Endocrine & Metabolic, has edged out Oncology in the top six therapeutic categories.

The Company is represented in all these dominant categories with a broad range of products in both Acute and Chronic therapies. As a result of strategically enhancing the Chronic therapy portfolio with new products in potential growth areas, the non Anti-infectives portfolio has grown significantly.

ANTI-INFECTIVES

Historically, Anti-infectives have been major contributors to the Company's revenues. With the expansion into Chronic therapy segments, Anti-infectives continue to provide the bulk to its global sales. Cifran (*Ciprofloxacin*), Sporidex (*Cephalexin*), Enhancin/Ranclav (*Amoxyclav*), Crixan/Klabax (*Clarithromycin*), Keflor/Vercef (*Cefaclor*), Oframax (*Ceftriaxone*), Zanocin (*Ofloxacin*), Cepodem (*Cefpodoxime Proxetil*) and Ceroxim (*Cefuroxime Axetil*) are the key brands in the Anti-infectives portfolio.

This formidable portfolio has been further strengthened with the launch of NDDS formulations Cifran OD and Zanocin OD in the Indian market. Also notable amongst the new launches are *Amoxicillin* Chewables and *Clindamycin*, in the US.

Cifran, the leading brand in Anti-infectives, recorded annual sales of over US$ 30 Mn. Aided by the successful launch of Cifran OD, the brand attained a market share of 19.5% in India. Cifran-OD, developed with the Company's patented technology, is being co-marketed in India with leading pharma companies.

Sporidex, at US$ 27 Mn, is the second largest product in the portfolio, followed by Keflor/Vercef and Enhancin/Ranclav at US $ 17 Mn each.

Zanocin maintained its leadership position in the Indian *Ofloxacin* market with a15.7% market share. *Ofloxacin* was also launched in Germany as the first generic in August 2001.

In the US market, three generic Antibiotics posted robust sales with *Clindamycin* - US$ 27.4 Mn, *Amoxicillin* - US$ 14.5 Mn and *Minocycline* - US$ 12.6 Mn, contributing considerably to the Anti-infectives portfolio.

HIV/AIDS

The Company is strategically launching its Antiretroviral (ARV) range in many developing countries. The pipeline includes almost all major molecules to cater to the needs of today as well as of the future.

Treatment of HIV entails not only ARVs but also drugs for Opportunistic Infections (OIs) and continuous monitoring of infection to alter therapy as and when required. Ranbaxy is one of the few companies with ARVs and Anti-infectives for OIs and Diagnostic solutions.


AVIRODIN 400
Nevipan

The Company's strength in the anti-HIV segment is now recognised internationally. Governments and NGOs have shown keen interest in sourcing ARVs from Ranbaxy. The first major contract for US$ 1.8 Mn has been won from MoH-Nigeria. Registrations have also been received in several countries with high prevalence of HIV, notably, **Brazil, Cambodia**, **Peru** and **Vietnam**. Some products have been commercialised in these countries. Seven products have been launched in India.

CARDIOVASCULARS

Cardiovasculars constitute the largest therapeutic category worldwide and are envisaged to remain so over the next five years. In tandem with global trends, the Company has increased focus on this segment, with statins being the key


SIMVASTATIN TABLETS
STANCARE

drivers. Ranbaxy is the only company to manufacture and market four statins, *Atorvastatin, Simvastatin, Pravastatin* and *Lovastatin*.

Supported by a specialised team for promoting products for Hypertension, Diabetes and Lipid disorders, the Cardiovascular portfolio achieved a significant growth in India. The Company enjoys a leadership position in the Indian cholesterol reducer market with **Storvas** (*Atorvastatin*) at 28.2% and **Simvotin** (*Simvastatin*) at 32% of market share in their respective segments.

Simvastatin achieved impressive sales of US$ 2.8 Mn in its very first year of launch in Brazil, while the global sales stood at US$ 7 Mn. Plans are afoot to give a major boost to this portfolio through NDDS products.

ANTI-DIABETES

Diabetes has a high and escalating prevalence worldwide with about 135 million existing cases. The market for diabetes medications is expected to exceed US$ 20 billion by 2006. The Company made inroads into this growing market with the launch of **Pioglar** (*Pioglitazone*), **Glimpid** (*Glimepiride*), **Regan** (*Repaglinide*) and recently, **Riomet-OD** (*Metformin* extended release) in India. **Pioglar** became the largest selling brand in the *Pioglitazone* segment in India. **Riomet OD** is all set to make its presence in various overseas markets. *Metformin* generic is successfully marketed in Germany. A number of value added products will be introduced in this category to develop the Anti-diabetes portfolio and consolidate its leadership in Coronary Artery Disease (CAD) and Dyslipidemia segments.

CENTRAL NERVOUS SYSTEM

Central Nervous System (CNS) is the second largest category worldwide and is estimated to remain so with 10% plus CAGR for the next 5 years. Anti-depressants and Anti-schizophrenic products contribute more than 60% to this category.

CNS is one of the focus areas identified, with several new launches planned in India and other key markets. **Serlift** (*Sertraline*) and **Fulsed** (*Midazolam*) are key brands, and **Serlift** enjoys a leadership position in the *Sertraline* market in India. The launch of new Anti-depressant **Celica** (*Citalopram*) and Anti-epileptic **Selzic** (*Oxcarbazepine*) will consolidate the Company's position further in the CNS segment in India.

GASTRO-INTESTINALS

Gastro-intestinal (GI) drugs are among the Company's top three categories, while worldwide it is the fourth largest category. **Histac** *(Ranitidine)* and **Romesec** *(Omeprazole)* are the key brands with Ranitidine marketed in more than 20 countries with annual sales of US$15 Mn. New products like **Raciper** (*Esomeprazole* DR tablets) and **Moten Instabs** (*Mosapride*) have been introduced to strengthen this portfolio.

NUTRITIONALS

Nutritional products are the Company's second largest category with good growth potential. **Revital** and **Riconia** maintained their significant contribution with more than US$ 15 Mn in sales. Both are leading brands in the Indian market with Revital ranked 25 among the largest brands. **Ranferon** *(Multivitamin Hematinic)* available in various overseas markets posted sales of US$ 2.8 Mn. Nutritionals are identified as an attractive therapeutic category in certain overseas markets in **Southeast Asia, Africa** and **Latin America**.

RHEUMATOLOGICALS

The key drivers of growth in the Anti-arthritic and Musculoskeletal Pain Management are the Cox-2 inhibitors, *Celecoxib* and *Rofecoxib*. **Rofibax** *(Rofecoxib)* with sales of US$ 3 Mn consolidated its number one position among Cox-2 inhibitors in India.

RESPIRATORY

Anti-allergics, **Altiva** *(Fexofenadine) and* **Rodera** *(Desloratidine)* and Anti-allergic decongestant combination **Altiva D** *(Fexofenadine + Psuedoephedrine) and* **Chericof** *(Cough Formula)* represent the Company's presence in the Respiratory segment. Recently, **Romilast** *(Montelukast)* has been launched in the Indian market for long-term prevention of Asthma. *Montelukast*, a product with good potential, represents a new genre of therapeutic agents that will revolutionise the management of Asthma.

The respiratory segment is a major thrust area with value added products to be launched in the near future.

OTHERS

Genito-urinary segment including men's health has been identified as a focus therapeutic category. Some of the major Anti-infective brands like **Cifran, Cifran-OD, Zanocin, Zanocin-OD** are widely prescribed by Urologists. **Caverta** *(Sildenafil)* has been launched in India and selected overseas markets for the treatment of Erectile Dysfunction. **Caverta** has posted sales of US$ 2 Mn in India within a short period. Several value added products are slated for launch in this segment.



Dosage Forms Facility, Paonta Sahib, India

GLOBAL MANUFACTURING

The year 2001 saw the integrated functions of Global Manufacturing and Supply Organisation working fully in tandem with the Company's various marketing divisions and its overseas operations. The successes achieved by US and Brazilian marketing teams were aptly supported by various sub-sections of Global Manufacturing viz. planning, purchasing, manufacturing and logistics. Lead times of shipments were greatly reduced.The delivery time between US warehouse and Dewas facility was brought down to six days.

Customer satisfaction through timely deliveries has been a major key result area for Global Manufacturing. The success story of ensuring *Ofloxacin* tablets stocks for various marketing partners in Germany on the day before the expiry of the patent, was a result of the dedication of people from marketing, R&D, planning, purchasing and logistics, working continuously behind the scene. Very close coordination with Quality Control laboratory at Ranbaxy Ireland, ensured release of stocks across Germany on the designated date.

The planned expansion of Goa tablet facility was completed three months ahead of target time. The plant at Ho Chi Minh City in Vietnam was also completed before schedule. The plant has been approved by Vietnamese MoH (Ministry of Health) for commercial production.



State-of-the-art Soft Gelatin Capsules Unit

Adequate capacities at API and dosage forms for Cefuroxime Axetil for USA were built, commissioned and validated much ahead of time to ensure smooth despatch.

Continuous monitoring of regulatory compliances at all the 16 plants were carried out by a team of technical internal auditors and by Corporate Quality Assurance. During the year, US FDA inspected Dewas and Paonta Sahib facilities and 10 ANDA applications were cleared without a single deficiency (no 483 clause).

The US FDA has issued a new regulatory requirement called 21CFR Part II, that has to be implemented by all companies supplying APIs and drug products to USA. Although the deadline is December 2002, Ranbaxy shall be successfully implementing this in all plants supplying to USA, atleast six months ahead of schedule. A substantial amount of investments were done in all the Quality Control laboratories to meet this requirement.

All the plants in India and USA are now networked through SAP.

Structured in-house and external training to all employees in Global Manufacturing continues to give the necessary cutting edge to succeed internationally.



High-speed Packaging - Cifran OD



Bimal K. Raizada
Sr. Vice President

ALLIED BUSINESSES

ANIMAL HEALTH

The Animal Health Division grew by 17%, despite a downtrend in the industry and intense price competition amongst major players. The **Poultry** Business continued to lead the Poultry Healthcare sector and successfully established the *CEVA Sante Animale*, France, range of vaccines, with an extensive cold chain infrastructure. Key vaccines' trials were successfully completed at top Integrators, Hatcheries and Farms. *BMD* from *Alpharma*, USA, became the market leader in Antibiotic Growth Promoters. *Enrocin, Famitone, Monacox and Check-O-Tox* attained leadership positions in their respective therapeutic segments.

The **Livestock** Business posted a growth of 28% and now has a complete product portfolio in all major therapeutic segments. The new calcium tonic, *Capsola*, achieved a record sale of Rs. 60 Mn, catapulting it to the top league of Livestock products. The focus on Customer Group Meetings has helped forge a close relationship with all major customers.

The **Pet** Business is a fledgling unit, with a growth of 63%. The launch of the canine vaccine, sourced from France, has built a base from where the product can quickly grow in this small, but high growth sector. The Division has commenced exports to neighbouring countries.

DIAGNOSTICS

Ranbaxy Diagnostics, as a group, continued to take significant steps towards attaining leadership status in the diagnostics market during the year 2001. The overall sales grew at almost twice of the market growth rate. The strategies of the Division rest on its four pillars of **Accuracy, Quality, Reliability** and **Service**. The Division has further reiterated its focus on providing efficient and effective customer service, through a concerted Customer Relationship Management (CRM) initiative.

Ranbaxy Diagnostics has focussed on technologically superior and quality-conforming products to customers, through leveraging its alliances with world acclaimed diagnostic companies, like Dade Behring - USA, Biokit - Spain, Axis Sheild - UK, Pointe Scientific USA, Elitech - France, amongst others. The Division provides products and services to cater to the needs of hospitals / institutions, blood banks, diagnostics centres, R&D labs in the clinical chemistry, immunodiagnostics and haematology segments. The Division continued to fortify its position in the fully automated chemistry segment, increasing its installed base of Dimension Chemistry Analysers, from 54 to 80. Another feather was added in the cap, with the Nephelometry System also achieving leadership in the market this year.

The Division's endeavour and commitment towards Continuing Medical Education (CME), through the bimonthly technical magazine, Pulse Diagnostics, has been appreciated by customers.

Ranbaxy Diagnostics pursuit in the year 2002, will be to consolidate its market position and introduce some new niche products and a system - Stratus CS - which will facilitate rapid and accurate diagnosis of acute coronary syndromes in the emergency units of leading cardiac hospitals of the country.

RANBAXY FINE CHEMICALS LIMITED

RANKEM recorded sales of Rs. 327 Mn during 2001. The strategic decision of the Company to focus on value-added product lines like HPLC Solvents, Analytical Reagents, etc., has significantly improved the contributions during the year. The Reagents Business grew by 22%.

A major initiative on upgrading the quality of HPLC solvents taken up in the beginning of the year, translated RANKEM HPLC product range being recognised as a benchmark product in the industry. RANKEM today holds more than 25% of market share in the growing HPLC solvents market.

The Research & Development wing has been working on developing 'International Standards' HPLC solvents. Products, with global standards' specifications, will be launched in 2002.

Major restructuring of the organisation, is underway to focus on the objective of becoming a "*Customer Centric Organisation.*" RANKEM is working aggressively to capitalise on its core competencies i.e. Customer Relationship, Reach and Trust behind the RANKEM brand. A dedicated group has been working to expand the products offered to end users, which include Quality Control and Production Chemists and Research Scientists, with an intent to make the Division a total "*Laboratory Solution Provider*" in the coming years.

The focus on developing "Customer Relationship" through a structured programme on CRM, is being driven with the objective of enabling the business being selected as the preferred supplier by end users. Each and every employee of the Company has been exposed to this programme, which has been conducted through a professional faculty from one of the premier institutes in the country. Many of the above initiatives should translate into strategic and co-marketing alliances in the year 2002.

RANKEM ended the year with a robust growth in the bottomline for the year 2001.



Ranbaxy Diagnostics Team


243
RANBAXY FINE CHEMICALS LTD.
PRODUCT PORTFOLIO


Contract Signing Cere

NEW INITIATIVES

GLOBAL LICENSING

The Company has identified Global Licensing as one of the key growth drivers to reach out to its vision for 2004. In end 2000, a dedicated team of young professionals was put together with an objective of exploring and identifying In-licensing and Co-development opportunities, with respect to new technologies and value-added products available from other pharmaceutical companies. In the area of Out-licensing, the Company is focussing on leveraging its R&D capabilities and intellectual wealth.

The Company, through its Global Licensing initiative is attempting to:

- Strengthen its presence in its six key markets of USA, India, UK, China, Brazil and Germany, through an expanded product portfolio comprising innovative value-added dosage forms in the high growth therapeutic segments
- Enhance the returns on investments made in the areas of New Drug Discovery Research and Novel Drug Delivery Systems through Out-licensing
- Strengthen collaborative research initiatives through alliances with drug delivery companies and research institutes
- Expedite its entry in the areas of Biotechnology, Respiratory(inhalers) and Oncology

During 2001, further progress was made in the areas of In-licensing and Out-licensing as well as Collaborative Research. The Company signed close to ten agreements in the areas of Biotechnology, NDDS and Critical Care.

In-licensing

In the areas of **Biotechnology**, in-licensing agreements were signed with *two* leading Chinese biotech companies, for two critical care products, *Inferon-alpha2B* and *G-CSF (Granulocyte Colony Stimulating Factor)*. Each has a worldwide market share of US$ 1 Bn. Ranbaxy will own the trademarks for both products for the Indian market. These breakthrough products will roll out in India by 2002 and are likely to extend to other global markets.

Additionally, a *third* biotech agreement with a Korean company has been signed for *Erythropoetin(EPO)*, with exclusive rights for India. The worldwide market for *EPO* is estimated to be around US$ 4 Bn.

An in-licensing agreement with Penwest Pharmaceuticals Co., has been signed for *Nifedipine XL*, a patented NDDS product, developed by using Penwest's TIMERx® drug delivery technology. It is a sustained release cardiovascular drug indicated for the treatment of hypertension. Under the agreement, Ranbaxy will have exclusive rights to



market *Nifedipine XL* in China, Malaysia, Singapore, Thailand, Philippines, South Africa, and Sri Lanka, and non-exclusive rights in Mexico. Ranbaxy will manufacture the product in its state-of-the-art facility in Dewas, India, and will be ready to launch the product by the end of 2002.

The market for *Nifedipine XL* is estimated to be around US$ 50 Mn in the countries where Ranbaxy has obtained selling rights.

During the year the Company entered into a strategic business alliance with Wokhardt in India for the US market for multi-product development and sales & marketing. The alliance will utilise the product development prowess and manufacturing capacities of Wockhardt and sales and marketing strengths of Ranbaxy to optimise the commercial value of the products. While the agreement will commence with *Enalapril* and *Ranitidine* other products are also being evaluated. Discussions for extending the scope of the alliance for other markets and products are underway.

Out-licensing

The Company's first NCE RBx 2258 for BPH is currently undergoing Phase II clinical trials in India. It reflects Company's dedicated efforts in the areas of New Drug Discovery Research and brings to fore its strength in the area of Urology. During the year discussions for out-licensing this molecule were held with several probable partners.
The Company expects to out-license RBx 2258 in the near future.

For other NCEs in the pipeline the Company is in active discussions with potential partners to out-license the various molecules at an appropriate time.

Collaborative Research

Several collaborative research initiatives through alliances with drug delivery companies and research institutes are also being explored. In the area of NDDS, *four* collaborative research agreements have been signed with *Strathclyde University* and *Vectura* in the UK, and the *National Institute of Pharmaceutical Education and Research* (NIPER) and *Midas-Care* in India, for the co-development of products and new technologies. These agreements will give Ranbaxy access to technology platforms to develop new value-added dosage forms.

CONSUMER HEALTHCARE

Moving up the value chain, the Company identified Consumer Healthcare as its new business area during the year 2001. Over the last one year, the Company has chartered its strategy regarding the categories it proposes to enter, as well as its geographical priorities.

During the year a special scientific team with expertise in the area of herbal research, was put together. Additionally, a lean organisation consisting of people with relevant OTC and FMCG experience in marketing, sales and other functions, is being put in place. The business is committed to offer consumers value-for-money and differentiated products that would satisfy their needs.

The Company proposes to switch few of its existing prescription products with an OTC profile and launch them as differentiated OTC brands. The objective is to reach the Consumer through an appropriate distribution system, covering chemists and select FMCG outlets while continuing communication and promotion to doctors, for these switched brands.

The OTC product basket will be further extended through select Herbal products. The Company aims at bringing the knowledge of Ayurveda to the consumer, through products, which are safe and efficacious, leveraging its considerable scientific knowledge and prowess.

In the first phase in 2002, Ranbaxy is setting up a Sales and Distribution organisation across India. Subsequently, the Company proposes to rapidly expand the Consumer Healthcare business to other countries in a phased manner.

Through strategic alliances and / or acquisitions, the Company plans to grow organically as well as inorganically in the large and exciting OTC and Herbal market, with a view to serve the consumer and enhance value for its stakeholders.

OPERATING SUBSIDIARIES & AFFILIATES
RESULTS AT A GLANCE

US$ Millions

ENTITY	GROUP HOLDING (% age)	SALES		PBIDT		PBT		PAT	
		CY	PY	CY	PY	CY	PY	CY	PY
India & Middle East									
Ranbaxy Fine Chemicals Limited	100	6.8	7.6	0.4	0.2	0.1	(0.3)	–	(0.3)
Rexcel Pharmaceuticals Limited	100	0.1	22.4	0.1	0.4	(0.1)	0.1	–	–
Solus Pharmaceuticals Limited	100	0.9	9.8	0.1	0.3	–	0.2	–	0.2
Vidyut Travel Services Limited	100	0.3 #	0.2	–	(0.1)	–	(0.1)	–	(0.1)
Vorin Laboratories Limited	51	35.8	19.1	1.8	0.2	0.3	(0.7)	0.3	(0.7)
Europe, CIS & Africa									
Basics GmbH	100	5.7	1.8	(0.6)	(0.6)	(0.9)	(0.6)	(0.9)	(0.6)
Ranbaxy (Netherlands) B.V.	100	–	–	(0.4)	(0.1)	(1.8)	(2.1)	(1.8)	(2.1)
Ranbaxy (SA) (Pty.) Limited	100	3.5	3.7	(0.1)	(0.4)	(0.2)	(0.4)	(0.2)	(0.4)
Ranbaxy (U.K.) Limited	100	24.0	21.6	0.4	0.5	0.2	0.3	0.1	0.2
Ranbaxy Egypt Limited	100	3.1	2.6	0.1	0.1	0.1	0.1	–	–
Ranbaxy Europe Limited	100	–	–	0.1	0.2	–	0.1	–	0.1
Ranbaxy Ireland Limited	100	11.9	9.8	0.6	0.8	0.1	0.2	–	0.1
Ranbaxy Nigeria Limited	85	7.1	5.1	0.8	0.6	0.5	0.4	0.3	0.3
Ranbaxy Pharmaceuticals B.V.	100	18.7	20.2	0.4	(0.2)	0.1	(0.3)	0.1	(0.3)
Ranbaxy Poland Sp. zoo	100	0.1	0.1	0.1	–	–	(0.1)	–	(0.1)
Asia Pacific & Latin America									
Ranbaxy Farmaceutica Ltda *	55	14.1	1.9	1.1	0.3	1.0	0.2	0.9	0.2
Ranbaxy (Guangzhou China) Limited	79	11.3	12.6	0.4	0.8	(0.4)	–	(0.4)	–
Ranbaxy (Hong Kong) Limited	100	–	–	–	(0.5)	(0.1)	(0.6)	(0.1)	(0.6)
Ranbaxy (Malaysia) Sdn. Bhd.	45	7.5	6.7	0.8	0.7	0.5	0.5	0.3	0.4
Ranbaxy Unichem Co. Limited	73 **	4.4	3.0	(0.1)	0.1	(0.2)	–	(0.2)	–
Unichem Distributors (Limited Partnership)	100	1.2	1.9	0.1	–	0.1	(0.1)	0.1	(0.1)
Unichem Pharmaceuticals Limited	91 **	1.3	1.1	0.1	0.2	0.1	0.1	0.1	0.1
Ranbaxy PRP (Peru) S.A.C. ***	75	1.4	–	–	–	–	–	–	–
North America									
Ohm Laboratories Inc.	100	43.1	21.1	5.0	2.7	3.0	0.7	2.4	0.7
Ranbaxy Pharmaceuticals Inc.	100	88.9	42.0	6.7	1.3	4.1	0.3	3.2	0.6
Ranbaxy Schein LLC.	50	1.2	3.6	0.2	0.3	0.2	0.3	0.2	0.3
TOTAL		292.4	217.9	18.1	7.8	6.7	(1.8)	4.4	(2.1)

All figures are converted to US$ based on average of the opening and closing rates of exchange for previous year and monthly average for the current year.

* Previously Ranbaxy S.P. Medicamentos Ltda

** Including share holding through affiliates

*** Ranbaxy PRP (Peru) has become a subsidiary of the company during 2001 and hence only figures of 2001 (8 months May to Dec 2001) are given above

\# Income from charter of aircraft

CY : Current Year

PY : Previous Year

PBIDT : Profit Before Interest, Depreciation and Tax

PBT : Profit Before Tax

PAT : Profit After Tax

BOARD OF DIRECTORS

Mr Tejendra Khanna
Chairman

Mr J. W. Balani

Mr Vivek Bharat Ram

Mr D. S. Brar
CEO & Managing Director

Dr P. S. Joshi

Mr Nimesh N. Kampani

Mr V. K. Kaul
Whole-time Director

Dr. J. M. Khanna
Whole-time Director

Mr. Vivek Mehra

Mr Tirath R. Mulchandani

Mr Harpal Singh

Mr Surendra Daulet-Singh

Dr. Brian W. Tempest
Whole-time Director

SECRETARY
Mr S. K. Patawari

OPERATING JOINT VENTURES & SUBSIDIARIES

Brazil : Ranbaxy Farmaceutica Ltda. **China :** Ranbaxy (Guangzhou China) Ltd.
Egypt : Ranbaxy Egypt Ltd. **Germany :** Basics GmbH. **Hong Kong :** Ranbaxy (Hong Kong) Ltd.
India : Ranbaxy Fine Chemicals Ltd., Rexcel Pharmaceuticals Ltd., Solus Pharmaceuticals Ltd., Vorin Laboratories Ltd., Vidyut Travel Services Ltd., **Ireland :** Ranbaxy Ireland Ltd.
Malaysia : Ranbaxy (Malaysia) Sdn. Bhd. **Netherlands :** Ranbaxy (Netherlands) B.V., Ranbaxy Pharmaceuticals B.V.
Nigeria : Ranbaxy Nigeria Ltd. **Panama :** Ranbaxy Panama SA. **Peru :** Ranbaxy PRP (Peru) SAC
Poland : Ranbaxy Poland Sp. zoo. **South Africa :** Ranbaxy (SA) (Pty.) Ltd. **Thailand :** Unichem Pharmaceuticals Ltd., Unichem Distributors Ltd. Part., Ranbaxy Unichem Co. Ltd. **U.K. :** Ranbaxy (UK) Ltd., Ranbaxy Europe Ltd.
USA : Ranbaxy Pharmaceuticals Inc., Ohm Laboratories Inc., Ranbaxy Schein Pharma, LLC
Vietnam : Ranbaxy Vietnam Company Ltd.

REGIONAL HEADQUARTERS

New Delhi, London, New Jersey (USA)

MARKETING OFFICES

Doula (Cameroon) • Kiev (Ukraine) • Moscow (Russia) • Ho Chi Minh City (Vietnam) • Kaunas (Lithuania) • Bucharest (Romania) • Nairobi (Kenya) • Abidjan (Ivory Coast) • Warsaw (Poland) • Yangon (Myanmar)

AUDITORS

Walker, Chandiok & Co, 41-L, Connaught Circus, New Delhi - 110 001

BANKERS

ABN AMRO Bank NV • Standard Chartered Grindlays Bank • Bank of America NA • Citibank NA • Deutsche Bank AG • Hong Kong & Shanghai Banking Corporation • Punjab National Bank • Punjab & Sind Bank

REGISTERED OFFICE

Sahibzada Ajit Singh Nagar - 160 055 District Ropar, Punjab (India)

CORPORATE OFFICE

19, Nehru Place, New Delhi - 110 019 (India) Ph : (91-11) 6452666-72 Fax : (91-11) 6002091

HEAD OFFICE

25, Nehru Place, New Delhi - 110 019 (India) Ph : (91-11) 6452666-72 Fax : (91-11) 6465748

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting this 41st Annual Report and Audited Accounts for the year ended December 31, 2001.

WORKING RESULTS

	Rs Millions	
	Year ended 31.12.2001	Year ended 31.12.2000
Sales	20545.42	17366.55
Profit before Interest, Depreciation and Amortisation	3964.38	3177.06
Interest	474.67	634.70
Depreciation	491.61	501.75
Amortisation:		
Deferred revenue expenditure	162.94	95.25
Patents, trade marks and designs	43.63	–
Profit before tax	2791.53	1945.36
Provision for tax	258.12	121.00
Profit after tax	2533.41	1824.36
Surplus brought forward	932.98	889.81
Tax – earlier years :		
Income tax	23.02	21.83
Deferred tax	(1267.08)	–
Prior period items	(13.84)	(41.17)
Depreciation written back	81.68	–
Transfer from:		
Investment allowance reserve	13.73	–
Foreign projects reserve	1.56	1.03
Balance available for appropriations	2305.46	2695.86
Appropriations:		
Dividend	1158.95	869.22
Tax on dividend	–	88.66
Transfer to:		
Foreign projects reserve	14.10	55.00
General reserve	140.00	750.00
Surplus carried forward	992.41	932.98
	2305.46	2695.86

OPERATIONS

The performance of your Company for the year under review has been satisfactory. The Sales, Profit before tax and Profit after tax for the year were Rs.20545.42, Rs.2791.53 and Rs.2533.41 million respectively. Exports at Rs. 10290.79 million constituted 50% of sales.

During the year, the Company registered a growth of 18.3% in Sales and 38.9% in Profit after tax. The increase in profitability has been on account of improved performance of the international business and continuing cost containment.

DIVIDEND

Your Directors recommend dividend @ Rs.10 per share for the year ended December 31, 2001. (Previous year Rs.7.50 per share)

CONSOLIDATED FINANCIAL STATEMENTS

As required under Clause 32 of the Listing Agreements with the Stock Exchanges, audited consolidated financial statements form part of the Annual Report.

SUBSIDIARIES AND JOINT VENTURES

The reports and audited accounts of the subsidiary companies along with the statement pursuant to Section 212 of the Companies Act, 1956, are annexed. During the year under review :

(i) Pursuant to the agreements executed with Gufic group of companies in the year 1997, the Company has acquired the entire equity share capital of Gufic Pharma Ltd. (GPL) comprising 3600 Equity Shares of Rs.100 each from its promoters; accordingly, GPL has become a wholly owned subsidiary of the Company effective October 4, 2001.

(ii) The Company has divested the entire (100%) equity stakes in Specialty Ranbaxy Ltd. (SRL) keeping in view that the Reference Laboratory business is not core to the main business of the Company and SRL has not provided any significant synergy to the business of the Company. Ever since its inception in 1995, SRL had been incurring losses and as per Audited Accounts as on March 31, 2001, its cumulative loss stood at Rs.331.76 million. The Company realized Rs.143.54 million towards sale proceeds of its equity stake in SRL, yielding a gain of Rs.78.29 million in the first quarter of 2002.

(iii) A joint venture company viz., Ranbaxy PRP(Peru) SAC was established in Peru through Ranbaxy Netherlands B.V. during the year. During the first year of its operations, it has registered a sale of US Dollars 2.16 million and profit after tax of US Dollars 0.01 million.

(iv) Solus Pharmaceuticals Ltd. and Rexcel Pharmaceuticals Ltd. (wholly owned subsidiaries of the Company) have started providing services to the Company for promotion and marketing of pharmaceuticals products.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

Management Discussion and Analysis Report as required under the Listing Agreements with the Stock Exchanges is enclosed at Annexure 'A'.

EMPLOYEES STOCK OPTION SCHEME

Information regarding the Employees Stock Option Scheme is enclosed at Annexure 'B'.

FIXED DEPOSITS

Out of deposits which had become due for repayment during the year under review, deposits amounting to Rs. 4,21,500 of 53 depositors remained unclaimed as on December 31, 2001. Of the above, amount of Rs.69,000 pertaining to 2 depositors have been repaid subsequently. The Company has discontinued inviting, accepting and renewing of fixed deposits under its Fixed Deposit Scheme(s) effective March 1, 2002.

DISCLOSURE OF PARTICULARS

As required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules 1988, the relevant information and data is given at Annexure 'C'.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) yours Directors confirm as under :

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed alongwith proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at the end of the accounting year and of the profit of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis.

DIRECTORS

Mr. Vivek Mehra was appointed as an Additional Director of the Company effective July 9, 2001 and holds office upto the Annual General Meeting. He has been partner of Price Waterhouse and is presently an Executive Director of Pricewaterhouse Coopers Pvt. Ltd. The Company has received a notice from a member proposing his candidature for being appointed as a Director of the Company.

Dr. Brian W. Tempest, President-Pharmaceuticals was appointed as a Whole-time Director of the Company for the period from July 9, 2001 to June 30, 2005. The Company has received a notice from a member proposing his candidature for being appointed as a Director of the Company. Requisite approval of shareholders for his appointment and payment of remuneration is being sought at the Annual General Meeting.

Mr. V. K. Kaul, Executive Vice President-Finance & Corporate Services and Whole-time Director was due for superannuation as per Policy of the Company on April 30, 2002 on attaining 58 years of age. The Board of Directors have re-appointed him as a Whole-time Director of the Company for the period from May 1, 2002 to December 31, 2003. Requisite approval of shareholders for his re-appointment and payment of remuneration is being sought at the Annual General Meeting.

Mr. Amarinder Singh has resigned from the Directorship of the Company in view of his assumption of the office of Chief Minister of the State of Punjab. The Board accepted his resignation effective May 13, 2002 and placed on record its warm appreciation of the valuable contribution made by Mr. Amarinder Singh.

In accordance of the Articles of Association of the Company, Mr. Tirath R. Mulchandani, Dr. P. S. Joshi and Mr. J. W. Balani retire by rotation as Directors at the ensuing Annual General Meeting. Dr. P. S. Joshi and Mr. J. W. Balani are eligible for re-appointment.

Mr. Mulchandani is not seeking re-election in keeping with the retirement age limit of 70 years for non-executive directors as per Code of Corporate Governance adopted by the Company. Your Directors take this opportunity to place on record its warm appreciation for the valuable contributions made by Mr. Mulchandani.

For the present, your Directors do not propose to fill up the vacancy caused by the retirement of Mr. Mulchandani.

COST AUDIT

The reports of M/s R. J. Goel & Co., Cost Accountants in respect of audit of the cost accounts of the pharmaceutical substances and dosage forms units of the Company for the year ended December 31, 2001 will be submitted by them directly to the Central Government.

AUDITORS' REPORT

The change in accounting policy with regard to depreciation on fixed assets as referred to by the Auditors in their Report and mentioned in Note 27 to the Schedule 26 of the Accounts is self explanatory.

AUDITORS

M/s Walker, Chandiok & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of the Auditors, if re-appointed.

PARTICULARS OF EMPLOYEES

As required under Section 217(2A) of the Companies Act, 1956, and Rules framed thereunder, the names and other particulars of employees are set out in the annexure appended to this Report.

ACKNOWLEDGEMENTS

Your Directors acknowledge the vital role played by conscientious and hard-working employees of the Company at all levels towards its overall success. Other stakeholders, bankers, business associates and members of the medical profession have continued to lend their valuable support to the Company in its efforts to provide high quality ethical therapeutic products within India and abroad. The Directors take this opportunity to record their appreciation in this regard.

On behalf of the Board of Directors

(TEJENDRA KHANNA)
CHAIRMAN

New Delhi
Dated : May 14, 2002

ANNEXURE A

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

INDUSTRY STRUCTURE & DEVELOPMENTS

The Global Pharmaceutical market size in the year 2001 was over $360 billion with the top 10 countries comprising about 80% of the total. The USA is the largest market and constitutes about 42% of the market. The global generics segment is estimated to be around 10% of the market in value terms. India currently ranks 14 in the league of top pharmaceutical markets but accounts for a little over 1% of the global size.

The Indian pharmaceutical industry continues to be highly fragmented. It has over 20,000 units, most in the unorganized sector. The top 300 players still account for more than 80% of the market share. The industry has several organised sector companies with backward integration into bulk drug production with increasing export orientation.

The Indian pharmaceutical market has seen a slowdown in the last few years.The average rate of growth in the period 1998-2001 dropped to 10% as against levels of 14-15% in the past. The domestic market is well spread out throughout the country, but there is heavy urban bias to the overall sales pattern. The rural market despite its latent potential remains underserviced and contributed less than 25% to the total sales. There has been buoyant increase in the pharmaceutical exports with a characteristic shift taking place from bulk drugs to formulations and from developing to advanced markets.

Important developments in the Indian Pharmaceutical sector include :

- **Policy changes for preparation for the product patent regime:** The Draft Second Amendment to the Patent Act (1970) was submitted to the Parliament in 2002 and is awaiting clearance. It would pave the way for adoption of a product patent regime. The New Drug Policy unveiled in February 2002 reflects the direction towards reorientation of the industry to meet the impending product patent regime with reduced span of control on pricing, increase in foreign investment limit to 100%, and provisions for providing impetus to R&D.

- **Growth in the chronic segment**: Changing demographics / disease profile has led to increase in instances of life-style diseases like, diabetes, hypertension, stress, depression, etc. This has fuelled the accelerated growth in the chronic therapy segments. The anti-infectives segment which still remains the single largest segment of the domestic pharmaceutical exhibited subdued growth.

- **Consolidation of the organized sector**: In line with global trends, there have been signs of consolidation in the organized sector. The focus has been more on brands/units acquisitions rather than full scale mergers and emergence of consolidated companies.

- **Emergence of the generic-generic segment**: The generic-generic segment has emerged as a new segment in the last few years with strong domination by regional companies and few national level organised sector players.

OUTLOOK ON OPPORTUNITIES

Both the domestic and the global pharmaceutical markets present exciting opportunities for the Indian industry. While the domestic market is expected to grow in double digits in the near future, the global generic market is expanding rapidly with an estimated $50 billion worth of drugs going off patent in the next five years.

For capitalising on the opportunity in domestic market, companies are rapidly realigning product portfolios in line with the changing disease / demographic profile of the market. Marketing capabilities for brand building and distribution networks are being strengthened to prepare for post 2005 product patent regime. Indian companies have been actively looking at exploiting the international generic market as they enjoy a significant cost and innovation advantage over their peers in the developed world. Tapping the potential of this market requires experience in dealing with the stringent regulatory environment of developed countries, good manufacturing practices and quality standards, R&D capabilities in process development of complex molecules and expertise and ability to generate and protect Intellectual Property. Some of the companies appear well prepared to harness this emerging opportunity which promises to make India an important pharmaceutical development and production centre.

OUTLOOK ON THREATS, RISKS AND CONCERNS

In general, long-term growth rate of the pharmaceutical sector in India depends on the GDP growth rate, improvement in the literacy rates, and the building of a healthcare infrastructure. Specifically, the major challenge ahead in India for the pharmaceutical industry is to prepare itself for a product patent regime. This necessitates development of new drugs from indegenious research and in-licensing/collaborative efforts with the research based majors. It would require higher levels of R&D spending and innovative research. With increasing internationalization, companies will also face increased risk of product liability, regulatory issues and patent litigation.

SEGMENT-WISE PERFORMANCE

On a global basis, Ranbaxy together with its subsidiaries and affiliates generated turnover of US$ 600 million* with international sales contributing around 60% of the turnover. Within this, the International pharmaceutical dosage form business constituted around 44% of the total business, which grew at a robust 44% over the previous year. The share of pharmaceutical dosage form sales on a global basis increased from 71% in 2000 to over 74% in 2001

For the first time in the history of Ranbaxy, exports sales comprised more than 50% of total sales and crossed the Rs.10 billion mark. Pharmaceutical Business constituted over 95% of sales.

INTERNAL CONTROL SYSTEMS AND ADEQUACY

There are well established procedures for internal control across the global operations of the Company. The finance function is well staffed with experienced and qualified personnel at all levels and plays an important role in implementing and monitoring the statutory and internal policy control environment.

Additionally, there is a well staffed Internal Audit function reporting independently to the top management and the Audit Committee of the Board.

FINANCIAL PERFORMANCE

Sales of Ranbaxy grew by 18% to Rs.20,545 million. Profit before interest, depreciation and amortisation was Rs. 3964 million (2000: Rs. 3177 million), recording an increase of 25%. Profit before tax at Rs. 2792 million (2000: Rs. 1945 million) was up by 44% while Profit after tax (including deferred tax) was Rs. 2533 million (2000: Rs. 1824 million), up by 39%.

The working of the Company has been significantly better this year on the back of a strong operating performance led primarily by an increasing shift towards higher value add and international dosage forms business with a robust growth momentum, improved management of working capital, higher operating efficiencies and containment of costs despite a steep decline in interest income.

HUMAN RESOURCES

Human resources are the most valued of all assets of the Company. The Company provides challenges, encourages initiative, and recognizes and rewards excellence through performance incentives, bonuses, stock options, etc. The Company believes in enhancing the professional expertise of all its employees and towards this end reviews and evolves policies/processes to attract the best of the scientific, technical and managerial talent. The total number of employees of the Company as on December 31, 2001 was 6424.

Includes sales of Ranbaxy Thailand entities and Ranbaxy Malaysia not covered in the Consolidated Financial Statements.

ANNEXURE B

Information regarding the Employees Stock Option Scheme
(As on December 31, 2001)

(a) Options granted
   (i) No. of options granted for the performance year 2000 : 3,32,250
   (ii) Total No. of options granted upto December 31, 2001 : 5,49,520

(b) Pricing formula : Average of the daily closing prices of the Equity Shares of the Company at the National Stock Exchange for a period of twenty six weeks preceding to the date(s) of grant of options. On this basis exercise price of the options granted for the performance year 2000 was arrived at Rs.595 per Equity Share.

(c) Number of options vested : 41,847

(d) Number of options exercised : Nil

(e) Number of shares arising as a result of exercise of options : Nil

(f) Number of options lapsed : 9,235

(g) Variance of terms of options : Nil

(h) Money realised by exercise of options : Nil

(i) Total Number of options in force : 5,40,285

(j) (i) Options granted to senior managerial personnel:

Name	Designation	No. of Options
Mr. D.S. Brar	CEO & Managing Director	15000
Dr. J.M. Khanna	President (R&D) & Whole-time Director	5000
Dr. Brian W. Tempest	President-Pharmaceuticals & Whole-Time Director	5000
Mr. V.K. Kaul	Executive Vice President - Finance & Corporate Services & Whole-time Director	5000
Mr. B.K. Raizada	Senior Vice President	3000
Mr. Vinod Dhawan	Regional Director-Asia Pacific, Latin America & Canada	3000
Mr. S.D. Kaul	Regional Director-India	2500
Mr. Dipak Chattaraj	Regional Director-USA	3000
Mr. Peter Burema	Regional Director-Europe, CIS & Africa	2000
Mr. Atul Malhotra	Head-Global OTC Business & Regional Director-Middle East	2000
Mr. Pushpinder Bindra	Senior Vice President-Global Manufacturing	3000
Mr. Udai Upendra	Vice President-Global Human Resoruces	2000
Dr. Naresh Kumar	Vice President-Chemical Manufacturing	1750
Dr. Kiran V.Marthak	Vice President-Clinical Research & Medical Affairs	1500
Mr. Rahul Goswami	Vice President-Strategic Planning & CIO	1750
Mr. K.Srinivas	Vice President-Business Planning & Operations	2000
Mr. Rajiv Malik	Vice President-Pharma Research and Regulatory Affairs	4000
Dr. Yatendra Kumar	Vice President-Chemical Research	3500
Mr. Ashok Kumar Rampal	Vice President-NDDS	3500
Mr. S.K. Chawla	Vice President-Internal Audit	2000

   (ii) Employees who have been granted 5% of more of the options granted during the year : Nil

   (iii) Employees who have been granted options during any one year equal to or exceeding 1% of the issued capital of the Company at the time of grant : Nil

(k) Diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with International Accounting Standard (IAS) 33 : Not applicable

ANNEXURE C

Information pursuant to Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 forming part of the Report of the Directors.

1. A) CONSERVATION OF ENERGY

- Elimination of primary pumps from brine and chilled water circulation system.
- Installation of Pre-heater at Toluene Column of Mod-1B.
- Installation of Pre-heater for Pyridine Azeotrope at Mod-1B.
- Installation of Pre-heater for HMDS Distillation at Mod-1B.
- Optimization of ETP operation with increased performance.
- Automation of running borewells and overhead tank pumps by installing level control.
- Installation of 250 KVA automatic voltage controller for the plant lighting circuit to maintain the voltage of plant lighting at 220 volts.

B) IMPACT OF A) ABOVE :

- Elimination of Primary Pumps from Brine & Chilled water circulations systems has resulted in annual saving of Rs.1.8 million.
- Installation of Pre-heater at Toluene Column of Mod-1B resulted in annual savings of Rs.2.59 million.
- Installation of Pre-heater for Pyridine Azeotrope at Mod-1B resulted in annual savings of Rs.2.1 million.
- Installation of Pre-heater for HMDS Distillation at Mod-1B resulted in annual savings of Rs.1.3 million..
- The above measures have also resulted in overall consumption of power and steam.

2. RESEARCH & DEVELOPMENT

a) **specific areas in which R&D is carried out by the Company:**

- Technology development for Active Pharmaceutical Ingredients (APIs) & key intermediates, conventional & value added innovative dosage forms - complying to international quality & regulatory norms.
- Develop "Platform Technologies" and "Products" in the area of Novel Drug Delivery Systems (NDDS).
- Design, synthesis & discovery of new drug molecules in select therapeutic areas (anti-infectives, respiratory, urology, anti-inflammatory, metabolic disorders, oncology).
- GLP/GCP complying Bioavailability / Bioequivalence, Toxicology and Clinical Studies (Phase - I, II & III).
- Innovation in packaging for improved patient convenience & compliance.
- Innovation / upgradation of existing technologies / products on ongoing basis.
- Initiated R&D in the area of Herbal Medicines (Phytomedicines) and Biotechnology (rDNA based biopharmaceuticals).

b) **Benefits derived as result of R&D activities**

- Technology to manufacture APIs and generic and value added Dosage Forms.
- Oral Controlled Release Dosage Forms leading to better patient convenience and compliance.
- Generation of high quality data complying the international regulatory requirements, for registration of APIs and generic dosage forms in India and abroad leading to speedy approvals.
- Improved productivity / process efficiencies.
- Internationally competitive prices and product quality.
- Safe and environment friendly processes.
- Generation of Intellectual wealth for the Company.
- Grant of process patents for both APIs as well as dosage forms (both conventional & novel drug delivery systems) in USA, Europe and India.
- Product patents in USA, Europe, India etc in the areas of drug discovery research.
- Self reliance and Import substitution for conservation of Foreign Exchange.
- Foreign exchange earnings / savings.
- Speed to marketplace.
- Enhanced business through Licensing arrangements (Platform Technologies & products) / strategic alliances / custom synthesis.
- Enhanced Global presence / visibility.

c) **Future plan of action**

- Continue augmenting R&D capabilities & productivity through technological innovations, use of modern scientific and technological techniques, training and development, benchmarking and global networking.
- Greater thrust in the areas of NDDS and New Drug Discovery Research, Phytomedicines and Biotechnology Research.
- Enhance emphasis on Custom Synthesis and Improved Chemical Entities to draw a greater leverage on the built-in infrastructure & capabilities in Chemical Research, Biological sciences & Clinical Research.
- Continue developing innovative, commercially viable process know-hows for both APIs and dosage forms.
- Expansion of Clinical Research infrastructure complying international GLP/GCP norms.
- Digital Regulatory filings, networking and compliance.
- Continue improvements in packaging for pharmaceuticals to ensure shelf-life/stability, quality and better patient convenience and compliance.
- Enhance national and international research collaborations / networking.

d) **Expenditure on R&D**

	Rs.Millions	
	Year ended 31.12.2001	Year ended 31.12.2000
Capital	**124.23**	221.63
Revenue	**646.97**	512.34
Total	**771.20**	733.97

3. **TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION :**

a) Efforts in brief, made towards technology absorption, adaptation and innovation :

- As per 2(a) above.

b) Benefits derived as a result of the above efforts, e.g. product improvement, cost reduction, product development, import substitution :

- Energy efficient production processes.
- Improved capability of commercial products.
- Implementation of international regulatory norms.

Future course of action

- To develop innovative and commercially viable processes and know-how for APIs and dosage forms.

c) Information in case of imported technology (imports during last five years) – not applicable.

4. **FOREIGN EXCHANGE EARNINGS AND OUTGO**

a) Exports sales (excluding sales to Nepal) were Rs. 10258.75 million for the financial year ended December 31, 2001. During the year under review :

- Product dossiers for export of 694 products were filed with the regulatory authorities.
- Regulatory approvals were received for 325 products.
- Drug Master Files (DMFs) for APIs were filed with the regulatory authorities in several markets.
- Continued to receive income by way of royalty, technical and management service fee and dividend from overseas subsidiaries/affiliates.

b) Total Foreign exchange earnings and outgo :

	Rs.Millions	
	Year ended 31.12.2001	Year ended 31.12.2000
Earnings	**10855.21**	7912.93
Outgo	**5337.80**	4169.32

FORM - A

Form for disclosure of particulars with respect to conservation of energy

	Current Year	Previous Year
A. Electricity and Fuel Consumption		
1. Electricity		
(a) Purchased Units (KWH)	68489112	67841921
Total Amount (Rs. Million)	245.92	231.16
Rate/Unit (Rs.)	3.59	Rs. 3.41
(b) Own Generation		
i) Through Diesel Generator Unit (KWH)	12423198	16846203
Unit per Ltr. of Diesel Oil	3.64	3.64
Cost/Unit	Rs. 4.18	Rs. 3.90
ii) Through Steam Turbine/Generator	Not Applicable	Not Applicable
2. Coal (Specify quality and where used)	Not Applicable	Not Applicable
3. Furnace Oil Qty. (K. Ltrs.)	11460	10666
Total Amount (Rs. Million)	108.04	115.25
Average Rate (Rs. per Ltr.)	Rs. 9.43	Rs. 10.81
4. Others/internal generation	Not Applicable	Not Applicable

B. Consumption per unit of production

	Units	Standards (if any)	Current Year	Previous Year
Electricity				
Active Pharmaceutical Ingredients	(kwh per kg)	No specific standards -	49.96	50.62
Dosage Forms	(kwh per 1000 packs)	consumption per unit depends on product mix	80.68	80.80
Furnace Oil				
Active Pharmaceutical Ingredients	(Ltrs. per kg)		7.69	6.62
			0.01	0.01
Dosage Forms	(K. Ltrs. per 1000 packs)			
Coal			Not Applicable	Not Applicable
Others			Not Applicable	Not Applicable

Reduction in overall electricity consumption was achieved through energy saving measures as mentioned at Point no. 1 (A) of Annexure C.

TEN YEARS AT A GLANCE

Rs. Millions

	1992-93	1993-94	1994-95	1995-96	1996-97	1997-98	1998 *	1999	2000	2001
Results for the year										
Sales	4606.7	5934.3	7122.4	8712.8	11482.1	13335.2	10640.5	15598.3	17366.6	**20545.4**
Index	1.0	1.3	1.5	1.9	2.5	2.9	2.3	3.4	3.8	**4.5**
Exports	1407.9	2224.7	3018.6	4068	5223.6	5956.9	4414.1	7323.7	8019.6	**10290.7**
Index	1.0	1.6	2.1	2.9	3.7	4.2	3.1	5.2	5.7	**7.3**
Gross Profit	464.8	796.5	1487.5	1828.9	2188.0	2387.6	1552.1	2562.5	3177.1	**3964.4**
Index	1.0	1.7	3.2	3.9	4.7	5.1	3.3	5.5	6.8	**8.5**
Profit before Tax	358.4	653.9	1303.7	1585.2	1869.4	2011.5	1240.4	2103.8	1945.4	**2791.5**
Index	1.0	1.8	3.6	4.4	5.2	5.6	3.5	5.9	5.4	**7.8**
Profit after Tax	353.4	634.9	1103.7	1350.2	1604.4	1866.5	1170.0	1968.8	1824.4	**2533.4**
Index	1.0	1.8	3.1	3.8	4.5	5.3	3.3	5.6	5.2	**7.2**
Equity Dividend	66.5	132.9	199.8	237.2	379.1	530.7	560.1	869.2	869.2	**1158.9**
Index	1.0	2.0	3.0	3.6	5.7	8.0	8.4	13.1	13.1	**17.4**
Equity Dividend (%)	35	40	50	55	80 + + +	100	50	75	75	**100**
Earnings per shares (Rs.)	16.21 $	17.97 @	25.59 + +	30.42	32.47	34.74	13.46 **	16.99	15.74	**21.86**
Year-end Position										
Gross Block+	1673	2205.5	3291.8	4599.9	5848	7347.2	8045.6	8675.9	9241.5	**9278.2**
Index	1.0	1.3	2.0	2.7	3.5	4.4	4.8	5.2	5.5	**5.5**
Net Block +	1303.3	1693.9	2598	3675.5	4605.9	5742.4	6135.5	6319	6443.7	**6130.46**
Index	1.0	1.3	2.0	2.8	3.5	4.4	4.7	4.8	4.9	**4.7**
Net Current Assets	1736.6	2598.7	5789.7	7562.1	9334.8	9032.8	8320.5	8157.5	8257.7	**7454.5**
Index	1.0	1.5	3.3	4.4	5.4	5.2	4.8	4.7	4.8	**4.3**
Net Worth	1245.6	2004.1	6430.3	8155.9	@@11550.0	@@12864.3	14008.3	14979.3	15826.9	**16021.9**
Index	1.0	1.6	5.2	6.5	9.3	10.3	11.2	12.0	12.7	**12.9**
Share Capital	217.9 $	346.6 @	430.5 + +	443.7	494.1	537.2	1158. 9 **	1158.9	1158.9	**1158.9**
Reserve & Surplus	1027.7	1657.5	5999.8	7665.6	11055.9	12327.1	12849.4	13820.4	14667.6	**14863.0**
Book value per share (Rs.)	57.16 $	56.72 @	149.08 + +	199.6	233.74	239.44	120.9 **	129.25	136.56	**138.24**
No. of Employees	4575	4637	4703	4778	6131	5655	5469	5347	5784	**6424**

Index :No. of times

+ Includes Capital Work-in-Progress

$ Post coversion of Debentures/Rights issue

@ After 1:2 Bonus Issue & Post conversion of Debentures/Rights issue

+ + After Issue of Global Dipository Shares & Post conversion of Debentures

@ @ Includes Warrant option Money and Application Money pending allotment

+ + + Does not include Interim Dividend of Croslands Research Laboratories for the year 1996-97

* 9 months Apr-Dec. Indexation based on annualised figures for 9 months ended 31.12.98

** After 1:1 Bonus Issue and conversion of outstanding warrants.

AUDITORS' REPORT

To the Members of Ranbaxy Laboratories Limited,

We have audited the attached balance sheet of Ranbaxy Laboratories Limited ("the Company") as at December 31, 2001 and the relative profit and loss account of the Company for the year ended on that date attached thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government in terms of sub-section (4A) of section 227 of the Companies Act, 1956 ("the Act") we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

iii) The balance sheet and profit and loss account dealt with by this report are in agreement with the books of account;

iv) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read to-gether with the notes thereon and significant accounting policies, and in particular note 27 in schedule 26 regarding change in the accounting policy with regard to depreciation on fixed assets and consequent thereto depreciation charge being lower by Rs.12.27 million and profit before tax being higher by an equivalent amount, comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act, give the information required by the Act in the manner so required and give a true and fair view in conformity with accounting principles generally accepted in India:-

   (a) in the case of the balance sheet, of the Company's state of affairs as at December 31, 2001; and

   (b) in the case of the profit and loss account, of the profit for the year ended on that date.

v) On the basis of written declarations received from the directors and taken on record by the board of directors, we report that none of the directors was disqualified as at December 31, 2001 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Act.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : April 29, 2002

ANNEXURE TO THE AUDITORS' REPORT

Statement referred to in our report of even date to the members of Ranbaxy Laboratories Limited on the accounts for the year ended December 31, 2001.

i) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets. Major portion of the fixed assets have been physically verified by the management as per the programme during the year; the discrepancies noticed on physical verification were not material and have been properly dealt with in the books of account. In our opinion, the frequency of physical verification of fixed assets is reasonable having regard to the size of the Company and the nature of its fixed assets;

ii) There has been no revaluation of fixed assets during the year;

iii) The stocks of finished goods, stores, spare parts and raw materials have been physically verified by the management during/at the end of the year. In our opinion, the frequency of verification is reasonable;

iv) In our opinion, the procedures for physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business;

v) The discrepancies noted on physical verification as compared to book records were not material and the same have been properly dealt with in the books of account;

vi) In our opinion, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year;

vii) The Company has not taken any loan, secured or unsecured from companies, firms or other parties listed in the register maintained under section 301 of the Act. The management has certified that there are no companies under the same management as defined under sub-section (1B) of section 370 of the Act;

viii) The Company has not granted any loan, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Act. The management has certified that there are no companies under the same management as defined under sub-section (1B) of section 370 of the Act;

ix) The parties to whom loans or advances in the nature of loans have been given by the Company are, except where provisions against doubtful amounts have been made, repaying the principal amounts as stipulated and have been regular in payment of interest;

x) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of stores, raw materials, components, plant and machinery, equipment and other assets and with regard to sale of goods;

xi) As per the records of the Company, there were no transactions for purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements required to be entered in the register maintained under section 301 of the Act and aggregating during the year to Rs.50,000 (Rupees fifty thousand) or more in respect of each party;

xii) As explained to us, the Company has a regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods and in our opinion adequate provision has been made in the accounts in respect thereof;

xiii) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of section 58-A of the Act and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public;

xiv) In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable by-products and scrap;

xv) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and the nature of its business;

xvi) We have broadly reviewed the books of account maintained by the Company pursuant to the order made by the Central Government for the maintenance of cost records under clause (d) of sub-section (1) of section 209 of the Act and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we are not required to and have not carried out any detailed examination of such accounts and records;

xvii) The Company has been regular in depositing provident fund and employees' state insurance dues with the appropriate authorities;

xviii) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2001 for a period of more than six months from the date the same became payable;

xix) According to the information and explanations given to us, no personal expenses of employees or directors other than those payable under contractual obligations or in accordance with generally accepted business practice have been charged to revenue account;

xx) The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985;

xxi) There are no damaged trading stocks and the question of providing for loss does not arise.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : April 29, 2002

BALANCE SHEET
AS AT DECEMBER 31, 2001

	Schedule	2001 Rs. Millions	2000 Rs. Millions
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	1,158.95	1,158.95
Reserves and surplus	2	14,863.00	14,667.56
		16,021.95	15,826.51
EMPLOYEES STOCK OPTIONS OUTSTANDING		47.83	–
LOAN FUNDS			
Secured	3	511.46	1,259.08
Unsecured	4	748.38	1,299.16
		1,259.84	2,558.24
		17,329.62	18,384.75
APPLICATION OF FUNDS			
FIXED ASSETS	5		
Gross block		9,184.43	8,361.55
Less : Depreciation		3,147.78	2,797.80
Net block		6,036.65	5,563.75
Capital works-in-progress		93.81	879.96
INVESTMENTS	6	3,425.15	2,900.33
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	7	4,596.75	4,174.21
Sundry debtors	8	5,157.27	4,118.16
Cash and bank balances	9	593.85	151.61
Other current assets	10	634.42	734.62
Loans and advances	11	2,337.96	4,041.89
		13,320.25	13,220.49
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	12	4,189.93	4,057.00
Provisions	13	1,675.84	1,395.91
		5,865.77	5,452.91
NET CURRENT ASSETS		7,454.48	7,767.58
DEFERRED TAX LIABILITIES (NET)	14	(1,333.20)	–
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	15	1,652.73	1,273.13
		17,329.62	18,384.75
SIGNIFICANT ACCOUNTING POLICIES	25		
NOTES TO THE ACCOUNTS	26		

The schedules referred to above form an integral part of the accounts.
This is the balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J. M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2002

S. K. PATAWARI
Secretary

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Schedule	2001	2000
		Rs. Millions	
INCOME			
Operating income	16	21,643.75	17,793.00
Other income	17	1,005.29	851.36
		22,649.04	18,644.36
EXPENDITURE			
Materials	18	10,013.67	8,664.60
Manufacturing	19	1,872.24	1,784.36
Personnel	20	1,403.30	1,161.17
Selling, general and administration	21	4,747.19	3,346.96
Research and development expenditure	22	648.26	510.21
		18,684.66	15,467.30
PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTISATION		3,964.38	3,177.06
Interest		474.67	634.70
Depreciation		491.61	501.75
Amortisation :			
Deferred revenue expenditure		162.94	95.25
Patents, trade marks and designs		43.63	–
PROFIT BEFORE TAX		2,791.53	1,945.36
Provision for tax	23	258.12	121.00
PROFIT AFTER TAX		2,533.41	1,824.36
Balance as per last balance sheet		932.98	889.81
Tax - earlier years :			
Income tax		23.02	21.83
Deferred tax		(1,267.08)	–
Prior Period items	24	(13.84)	(41.17)
Depreciation written back		81.68	–
		2,290.17	2,694.83
Transfer from :			
Investment allowance reserve		13.73	–
Foreign projects reserve		1.56	1.03
Balance available for appropriation		2,305.46	2,695.86
APPROPRIATIONS			
Dividend (Proposed)		1,158.95	869.22
Tax on dividend		–	88.66
Transfer to :			
Foreign projects reserve		14.10	55.00
General reserve		140.00	750.00
Surplus carried forward		992.41	932.98
		2,305.46	2,695.86

The schedules referred to above form an integral part of the accounts.

This is the profit and loss account referred to in our report of even date

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J. M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2002

S. K. PATAWARI
Secretary

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Millions

SCHEDULE 1

	2001	2000
CAPITAL		
Authorised		
150,000,000 Equity shares of Rs. 10 each	1,500.00	1,500.00
100,000 Cumulative preference shares of Rs. 100 each	10.00	10.00
	1,510.00	1,510.00
Issued, subscribed and paid up		
115,895,478 Equity shares of Rs. 10 each fully paid	1,158.95	1,158.95
	1,158.95	1,158.95

SCHEDULE 2

RESERVES AND SURPLUS

	As at December 31, 2000	Additions	Deductions	2001	2000
Reserves					
Capital reserve	8.21	–	2.80 *	5.41	8.21
Amalgamation reserve	43.75	–	–	43.75	43.75
Share premium	6,520.06	–	–	6,520.06	6,520.06
Investment allowance reserve	13.73	–	13.73	–	13.73
Foreign projects reserve	137.59	14.10	1.56	150.13	137.59
General reserve	7,011.24	140.00	–	7,151.24	7,011.24
Total	13,734.58	154.10	18.09	13,870.59	13,734.58
Surplus in profit and loss account	932.98			992.41	932.98
Total	14,667.56			14,863.00	14,667.56

*Reversal of capital subsidy

SCHEDULE 3

	2001	2000
SECURED LOANS		
Loans from banks for working capital	511.46	1,259.08
	511.46	1,259.08

SCHEDULE 4

	2001	2000
UNSECURED LOANS		
Fixed deposits	45.68	69.18
Short term loans		
Financial Institutions	160.00	200.00
Others	–	140.00
	160.00	340.00
Other loans and advances		
Banks	500.00	840.42
Others	16.18	22.34
	516.18	862.76
Deferred sales tax credit	26.52	27.22
	748.38	1,299.16

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 5

FIXED ASSETS

Rs. Millions

Description	Gross block				Depreciation / Amortisation	Net Block	
	Cost as at December 31, 2000	Additions	Deductions	Cost as at December 31, 2001	Up to December 31, 2001	As at December 31, 2001	As at December 31, 2000
Land	225.74	0.50	0.13	226.11	–	226.11	225.74
Buildings	1,281.09	73.33 #	0.85	1,353.57	261.52	1,092.05	1,036.98
Plant and machinery	6,342.22	421.19 #	5.36	6,758.05	2,693.60	4,064.45	3,996.82
Patents, trade marks and designs	–	371.11	–	371.11	43.63	327.48	–
Furniture and fixtures	321.48	27.20 #	7.00	341.68	118.86	222.82	207.93
Vehicles	108.23	49.32	23.64	133.91	30.17	103.74	77.29
Leased plant and machinery	82.79 *	–	82.79	–	–	–	18.99
Total	8,361.55	942.65	119.77	9,184.43	3,147.78	6,036.65	5,563.75
Previous year	7,784.19	666.13	88.77	8,361.55	2,797.80	5,563.75	

* Net of lease equalisation Rs. 6.08 million (Previous year Rs. 10.67 million)
# Includes exchange loss aggregating Rs. 21.66 million (Previous year Rs. 57.25 million)

SCHEDULE 6

INVESTMENTS

Rs. Millions

	Nature of investment	Face value	Numbers 2001	Numbers 2000	2001	2000
CURRENT						
Trust Securities						
Other than trade - unquoted						
406,890 Units (1964 Scheme) of the Unit Trust of India					2.42	5.62
100,000 Units - Monthly Income Plan - 1997 (II) of the Unit Trust of India					1.00	1.00
					3.42	6.62
LONG TERM						
Investments in government securities						
Other than trade - unquoted						
Kisan Vikas Patra / Indira Vikas Patra					0.11	0.11
Investments in shares of companies (fully paid)						
Trade :						
Unquoted						
Eli Lilly Ranbaxy Ltd.	Equity shares	Rs. 10	–	7,200,000	–	72.00
Specialty Ranbaxy Ltd.	Equity shares	Rs. 10	6,524,159	6,524,159	65.24	65.24
Ranbaxy Unichem Co. Ltd., Thailand	Ordinary shares	Bahts 100	206,670	206,670	21.20	21.20
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	Malaysian $1	2,242,383	2,242,383	25.16	25.16
					111.60	183.60
Other than trade :						
Quoted						
Fortis Financial Services Ltd.	Equity shares	Rs. 10	100	100	*	*
The Great Eastern Shipping Company Ltd.	Equity shares	Rs. 10	500	500	0.03	0.03
					0.03	0.03
Unquoted						
Fortis Healthcare Ltd.	Equity shares	Rs. 10	10,000,000	6,147,900	100.00	61.48
Biotech Consortium India Ltd.	Equity shares	Rs. 10	50,000	50,000	0.50	0.50
					100.50	61.98
Subsidiary companies						
Domestic - wholly owned						
Vidyut Investments Ltd.	Equity shares	Rs. 10	25,008,400	25,008,400	250.08	250.08
Ranbaxy Drugs Ltd.	Equity shares	Rs. 10	3,100,020	3,100,020	31.00	31.00
	10% NCRP	Rs. 10	250	250	*	*
Ranbaxy Fine Chemicals Ltd.	Equity shares	Rs. 10	5,550,000	5,550,000	55.50	55.50
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Equity shares	Rs. 10	1,550,000	–	15.50	–
Solus Pharmaceuticals Ltd.	Equity shares	Rs. 10	3,000,700	3,000,700	30.01	30.01
Rexcel Pharmaceuticals Ltd.	Equity shares	Rs. 10	1,000,000	1,000,000	10.00	10.00
Gufic Pharma Ltd.	Equity shares	Rs. 100	3,600	–	546.00	–
Overseas - wholly owned						
Ranbaxy (Netherlands) B.V., The Netherlands	Ordinary shares	Guilders 100	996,546	996,546	2,070.57	2,070.57
Ranbaxy (Hong Kong) Ltd., Hong Kong	Equity shares	HK $ 1	2,400,000	2,400,000	9.84	9.84
Others						
Ranbaxy (Guangzhou China) Ltd., China	Capital contribution	US $ 5,900,000			193.95	193.95
Ranbaxy (Nigeria) Ltd.,Nigeria	Ordinary shares	Naira 1	6,535,324	6,535,324	7.40	7.40
					3,219.85	2,658.35
					3,435.51	2,910.69
Less: Provision for diminution in value of long term investments					(10.36)	(10.36)
					3,425.15	2,900.33

NOTES
1. * Rounded off to Nil.
2. NCRP denotes Non convertible redeemable preference shares.

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Millions 2001	2000
SCHEDULE 7		
INVENTORIES		
(As certified by the management)		
Stores and spares	63.48	69.24
Raw materials	1,817.86	1,740.00
Packaging materials	284.66	220.00
Finished goods		
Own manufactured	1,488.24	1,120.48
Others	318.97	330.13
Work-in-process	623.54	694.36
	4,596.75	4,174.21
SCHEDULE 8		
SUNDRY DEBTORS		
(Unsecured, considered good unless otherwise stated)		
Debts over six months	697.06	724.37
Less : Doubtful and provided for	250.09	198.01
	446.97	526.36
Other debts	4,710.30	3,591.80
	5,157.27	4,118.16
SCHEDULE 9		
CASH AND BANK BALANCES		
Cash and cheques in hand	66.45	14.84
With Scheduled banks in:		
Current accounts*	516.72	116.23
Deposit accounts	0.11	0.51
With non-scheduled banks in:		
Current accounts	10.57	20.03
	593.85	151.61
*Includes cheques under collection	151.00	31.66
SCHEDULE 10		
OTHER CURRENT ASSETS		
(Unsecured, considered good unless otherwise stated)		
Export benefits accrued	404.97	329.46
Insurance claims	161.99	32.64
Interest accrued	2.43	323.54
Others	67.14	51.03
	636.53	736.67
Less : Doubtful and provided for	2.11	2.05
	634.42	734.62
SCHEDULE 11		
LOANS AND ADVANCES		
Secured	108.75	107.81
Unsecured		
(considered good unless otherwise stated)		
Advances recoverable in cash or in kind or for value to be received	1,122.14	871.13
Trade deposits	24.25	60.02
Short term deposits	1,108.57	2,586.47
Income tax paid	380.28	465.46
	2,743.99	4,090.89
Less : Doubtful and provided for	406.03	49.00
	2,337.96	4,041.89
SCHEDULE 12		
CURRENT LIABILITIES		
Acceptances	453.03	322.90
Sundry creditors	2,933.12	3,069.67
Unclaimed dividend	23.08	18.52
Other liabilities	774.04	624.66
Interest accrued but not due on loans	6.66	21.25
	4,189.93	4,057.00

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Millions 2001	2000
SCHEDULE 13		
PROVISIONS		
Retirement benefits	**216.89**	186.43
Income-tax	**300.00**	340.26
Proposed dividend	**1,158.95**	869.22
	1,675.84	1,395.91
SCHEDULE 14		
DEFERRED TAX LIABILITIES (NET)		
Deferred tax liabilities arising on account of :		
Depreciation	**1,144.19**	–
Deferred revenue expenditure	**457.60**	–
Retirement benefits	**3.96**	–
	1,605.75	–
Less : Deferred tax assets arising on account of :		
Provision for :		
Doubtful debts and advances	**110.04**	–
Diminution in the value of investments	**4.94**	–
Tax paid set-off available	**157.00**	–
Others	**0.57**	–
	272.55	–
	1,333.20	–
SCHEDULE 15		
MISCELLANEOUS EXPENDITURE		
(to the extent not written off or adjusted)		
Deferred revenue expenditure		
Product registration and regulatory expenditure	**1,455.70**	1,097.94
Product acquisition	**150.00**	175.19
	1,605.70	1,273.13
Deferred employees compensation (Stock options)	**47.03**	–
	1,652.73	1,273.13
SCHEDULE 16		
OPERATING INCOME		
SALES		
Domestic	**10,254.63**	9,346.98
Export	**10,290.79**	8,019.57
	20,545.42	17,366.55
OTHERS		
Royalty and technical know-how	**516.27**	113.95
Technology licensing income	**232.69**	–
Export benefits	**288.77**	245.48
Commission	**15.63**	31.33
Sundries	**44.97**	35.69
	1,098.33	426.45
	21,643.75	17,793.00
SCHEDULE 17		
OTHER INCOME		
Interest income	**99.23**	721.15
Lease rentals	**25.18**	28.77
Dividend	**4.99**	3.02
Profit / (Loss) on sale of investments (Net of provision)	**728.86**	(5.03)
Exchange gain (Net)	**77.52**	74.03
Bad debts / advances recovered	**7.55**	1.00
Unclaimed balances and excess provisions	**30.74**	7.53
Miscellaneous	**31.22**	20.89
	1,005.29	851.36

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Millions 2001	2000
SCHEDULE 18		
MATERIALS		
Raw materials consumed	5,721.97	5,580.90
Packaging materials consumed	1,000.51	824.01
Finished goods purchased	3,576.97	2,459.95
Increase / decrease in work-in-process and finished goods		
Opening stock		
Work-in-process	694.36	569.39
Finished goods		
Own manufactured	1,120.48	1,213.74
Others	330.13	161.58
	2,144.97	1,944.71
Less :		
Closing stock		
Work-in-process	623.54	694.36
Finished goods		
Own manufactured	1,488.24	1,120.48
Others	318.97	330.13
	2,430.75	2,144.97
Increase (Net)	(285.78)	(200.26)
Materials consumed	10,013.67	8,664.60
SCHEDULE 19		
MANUFACTURING		
Stores and spares consumed	243.45	185.34
Power and fuel	423.53	429.46
Repairs and maintenance		
Factory buildings	21.42	19.20
Plant and machinery	31.21	31.11
Analytical charges	13.13	10.09
Processing charges	252.33	111.06
Excise duty	887.17	998.10
	1,872.24	1,784.36
SCHEDULE 20		
PERSONNEL		
Salaries, wages and bonus	1,212.76	999.39
Contribution to provident and other funds	93.63	77.93
Workmen and staff welfare	96.11	83.85
Amortisation of deferred employees compensation (Stock options)	0.80	–
	1,403.30	1,161.17
SCHEDULE 21		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	161.93	107.10
Rates and taxes	57.06	49.65
Printing and stationery	44.96	35.24
Electricity and water	35.08	37.43
Insurance	103.38	92.93
Communication	122.75	109.39
Legal and professional charges	179.49	103.73
Travel and conveyance	294.05	260.54
Running and maintenance of vehicles	29.26	24.66
Repairs and maintenance		
Buildings	0.31	1.24
Others	49.11	35.24
Discounts and rebates	1,150.45	973.04
Freight, clearing and forwarding	588.84	415.35

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Millions 2001	2000
Marketing and promotion services	**153.00**	–
Advertising and sales promotion	**863.52**	560.24
Conferences and meetings	**67.88**	31.97
Commission	**198.09**	173.41
Entertainment	**2.55**	2.57
Recruitment and training	**30.21**	21.21
Royalty	**3.10**	2.99
Donations	**3.64**	1.14
Loss on sale of fixed assets (Net)	**8.86**	1.03
Amounts written off	**2.42**	15.58
Provision for doubtful debts and advances		
Vidyut Investments Ltd., a wholly owned subsidiary	**350.00**	–
Others	**59.17**	117.62
Provision for diminution in value of investments	**3.20**	0.43
Others	**184.88**	173.23
	4,747.19	3,346.96

SCHEDULE 22

RESEARCH AND DEVELOPMENT EXPENDITURE

	2001	2000
Salaries,wages and bonus	**195.01**	169.65
Contribution to provident and other funds	**12.67**	13.86
Workmen and staff welfare	**16.43**	13.59
Raw materials and consumables	**155.39**	102.85
Power and fuel	**36.09**	28.90
Clinical trials	**79.15**	33.62
Analytical charges	**1.07**	2.18
Rentals	**12.90**	20.55
Rates and taxes	**0.90**	0.85
Printing and stationery	**5.59**	4.32
Electricity and water	**5.60**	5.40
Insurance	**6.11**	5.17
Communication	**8.46**	6.34
Legal and professional charges	**5.53**	5.77
Travel and conveyance	**35.82**	26.07
Running and maintenance of vehicles	**4.39**	4.35
Repairs and maintenance		
Plant and machinery	**4.48**	3.78
Buildings	**3.41**	1.39
Others	**6.70**	8.32
Conferences and meetings	**2.26**	3.35
Entertainment	**0.24**	0.26
Recruitment and training	**8.88**	4.35
Loss on sale of fixed assets (Net)	**1.99**	2.25
Others	**39.19**	43.04
	648.26	510.21

SCHEDULE 23

PROVISION FOR TAX

	2001	2000
Current Income-tax	**192.00**	121.00
Deferred tax	**66.12**	–
	258.12	121.00

SCHEDULE 24

PRIOR PERIOD ITEMS [(Expenditure) / Income]

	2001	2000
Retirement benefits	–	(41.17)
Legal and professional charges	**(17.28)**	–
Lease rentals	**3.44**	–
	(13.84)	(41.17)

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 25

SIGNIFICANT ACCOUNTING POLICIES

1. **Fixed assets**

   Fixed assets are stated at cost (gross block) less depreciation. Capital works-in-progress include advances.

2. **Depreciation/Amortisation**

   a] Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in schedule XIV to the Companies Act, 1956. Till the end of the previous year, depreciation on fixed assets at one of the Bulk Drugs plants at Mohali, one of the plants at Jejuri and certain branch offices was being provided on written down value method.

   b] Cost of patents, trade marks and designs is being amortised over a period of five years.

   c] Cost of leasehold land is not being amortised over the period of lease.

3. **Deferred revenue expenditure**

   Expenditure for registration and for obtaining regulatory approvals for products for overseas markets and product acquisition are amortised over five years beginning the year of launch of product/from the year of acquisition.

4. **Deferred employees compensation**

   The accounting value of stock options representing the excess of the market price of the shares on the date of grant of options under the Company's "Employees Stock Option Scheme" over the exercise price of the options is amortised on straight line basis over the vesting period as "Deferred employees compensation" in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. **Investments**

   a] Current investments are stated at lower of cost and fair value.

   b] Long term investments are stated at cost. Diminution in value of such investments (other than temporary decline) is provided for separately.

6. **Valuation of inventories**

   Inventories are valued as under :

   Stores & spares, raw materials and packaging materials - at weighted average cost.

   Finished goods - at lower of cost and net realisable value.

   Work-in-process - at cost upto estimated stage of process.

   In cases where duty paid/indigenous materials are consumed prior to duty-free import of materials under the Advance Licence Scheme of the Export and Import policy issued by the Ministry of Commerce, Government of India, for manufacture of products for export, the estimated excess cost of such materials over that of duty free materials is carried forward and charged to revenue on consumption of such duty-free materials.

7. **Sales**

   Sales are stated net of returns and sales taxes.

8. **Lease accounting**

   Lease income is recognised based on the internal rate of return method over the period of lease and accounted for in accordance with the guidelines issued by the Institute of Chartered Accountants of India.

9. **Research and development**

   Capital expenditure is included in the respective heads under fixed assets.

10. **Taxation**

    Provision for tax for the year comprises current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of timing differences representing the difference between taxable income and accounting income that originate in one period, and are capable of reversal in one or more subsequent period(s).

11. **Foreign exchange transactions**

    a] Investments in foreign companies are recorded at the exchange rates prevailing on the dates of making the investments.

    b] Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transactions and in case of purchases of materials and sales of goods, the exchange gains/losses on settlement during the year, are adjusted to respective accounts.

    c] Current assets, current liabilities and loans denominated in foreign currencies are recorded at contracted rates where covered by forward contracts and in other cases, at the rates prevailing on the date of the balance sheet; the resultant exchange gains/losses are dealt with in the profit and loss account except in respect of loans denominated in foreign currencies utilised for acquisition of fixed assets where the exchange gains/ losses are adjusted to the cost of such assets.

    d] Premium for forward contracts is recognised as income or expenditure over the life of the contract.

12. **Retirement benefits**

    a] Contributions in respect of provident fund, superannuation fund and gratuity fund are made to Trusts set up by the Company for the purpose.

    b] Provisions for future liabilities in respect of gratuity, pension and leave encashment benefits are made based on actuarial valuation.

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

NOTES TO THE ACCOUNTS

1. **Share capital**

a] Share capital includes:

[i] 77,312,003 Equity shares allotted as fully paid bonus shares by capitalisation of reserves and share premium account.

[ii] 3,281,154 Equity shares allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options for equity shares of the Company under the "Employees Stock Option Scheme" as at December 31, 2001:

Date of grant	Numbers	Exercise price
January 12, 2001	208,035	Rs. 673
December 3, 2001	332,250	Rs. 595
	540,285	

c] Allotment of 18,497 Equity shares (Previous year 18,497) of Rs. 10 each, on payment of Rs. 125 (including Rs. 115 on account of share premium) and 18,497 Equity shares (Previous year 18,497) of Rs.10 each on payment of Rs. 175 (including Rs. 165 on account of share premium), [against 12% Fully convertible debentures of Rs. 300 each (1993 Series) in terms of the letter of offer dated September 20, 1993 already converted], has been kept in abeyance under provisions of section 206-A of the Companies Act, 1956.

2. **Secured loans**

Loans from banks for working capital are secured against stocks, book debts, receivables and moveable properties, both present and future.

3. **Fixed assets**

a] Land includes:

[i] cost of leasehold land Rs. 62.04 million (Previous year Rs. 62.04 million).

[ii] freehold land, valued at Rs. 12.24 million (Previous year Rs. 12.24 million) purchased alongwith building etc.

[iii] cost of land Rs. 27.06 million (Previous year Rs. 26.56 million) pending registration in the name of the Company.

b] Buildings include cost of 10 shares of Rs. 50 each fully paid in a co-operative housing society.

c] Capital works-in-progress includes:

[i] advances Rs. 12.68 million (Previous year Rs. 812.78 million).

[ii] pre-operative expenses Rs. 4.92 million (Previous year Rs. 5.51 million).

4. **Cash and bank balances:**

[i] Deposit receipts of Rs. 0.06 million (Previous year Rs. 0.06 million) pledged with Government Authorities.

[ii] Balances with non scheduled banks in current accounts:

	Rs. Millions		Maximum Balance Rs. Millions	
	2001	2000	**2001**	2000
AB Vilnius Bankas, Kaunas, Lithuania	**0.21**	0.34	**3.61**	2.78
ABN AMRO BANK, Bucharest, Romania	**0.27**	0.35	**1.62**	0.88
ABN AMRO Bank, Moscow, Russia	**1.58**	1.26	**9.62**	10.86
American Express Bank, London, United Kingdom	**–**	–	**–**	7.15
Banque Internationale Pour Le Commerce Et L'industrie du Cameroun, Doula, Cameroon	**0.14**	0.67	**6.69**	4.11
Banque Nationale De Paris, Ho Chi Minh City, Vietnam	**2.68**	0.07	**5.66**	5.16
Barclays Bank of Kenya Ltd., Nairobi, Kenya	**0.28**	0.47	**2.74**	2.30
Bank Handlowy W Warszawie SA, Warsaw, Poland	**4.11**	1.00	**8.07**	27.87
Barclays Bank Plc, London, United Kingdom	*****	10.32	**10.40**	10.32
Credit Lyonnais, Kiev, Ukraine	**0.28**	2.04	**7.77**	7.07
Citi Bank, Almaty, Kazakhstan	**0.20**	0.32	**2.21**	0.70
Myanma Investment and Commercial Bank Yangon, Myanmar	**0.51**	2.27	**3.76**	6.03
Societe Generale De Banques Au Cameroun Doula, Cameroon	*****	*	*****	*
The Hongkong & Shanghai Banking Corporation, Ocean Bldg, Singapore	**0.12**	0.22	**0.34**	0.22
The Hongkong & Shanghai Banking Corporation, Jakarta, Indonesia	**0.05**	0.44	**0.44**	0.44
The Hongkong & Shanghai Banking Corporation, Hongkong, China	**0.14**	0.26	**0.28**	0.58

* Rounded off to Nil

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

Notes to the accounts (Contd.)

		Rs. Millions		Maximum Balance Rs. Millions	
		2001	2000	2001	2000
5.	Amounts due from:				
	An officer of the Company	1.05	1.17	1.17	1.18
	Directors (Loans advanced before becoming directors)	0.02	0.42	0.42	0.57
6.	Borrowings on commercial paper	500.00	–	500.00	450.00

		Rs. Millions	
		2001	2000
7.	Investments:		
	Quoted		
	Book value (Net of provision)	0.02	0.02
	Market value	0.02	0.02
	Unquoted		
	Book value (Net of provision)	3,425.13	2,900.31
8.	Interest accrued includes on:		
	Long term investments	0.02	0.01
	Loans to subsidiary companies	1.28	315.66
9.	Sundry debtors include due from subsidiary companies	1,872.97	1,788.61
10.	Loans and advances include:		
	Secured loans to employees	108.75	107.81
	Unsecured loans/advances to subsidiary companies	677.08	1,421.61
	Advances recoverable in cash or in kind or for value to be received:		
	Employees	68.10	63.73
	Suppliers	169.30	125.33
	Government departments	76.40	59.23
11.	Unsecured loans due for repayment within one year	567.91	1,062.58
12.	Sundry creditors include:		
	a] Due to subsidiary companies	219.15	2.03
	b] Due to small scale industrial undertakings	78.42	111.45

Total outstanding dues of small scale industrial undertakings have been determined to the extent such parties have been identified on the basis of the information available with the Company. The parties to whom the Company owes a sum exceeding Rs. 0.10 million which is outstanding for more than 30 days as at the balance sheet date are:

Anasthetic Gas Pvt. Ltd.	Askas Plastic Pvt. Ltd.	Autofits	Bhasin Packwell Pvt. Ltd.
Delta Aromatics Pvt. Ltd.	Everest Industrial Corporation	Imperial Packaging Company	Kallin Industries
Kejariwal Industries	Mahabir Industries	Mayura Offset	Medibios Laboratories
Medicamen Biotech Ltd.	Metakaps Engineering Company	Mig Impex Pvt. Ltd.	National Electronics Corporation
NBZ Parma Ltd.	Niranjan Containers Pvt. Ltd.	Oscar Pharmaceuticals Pvt. Ltd.	Packs & Packaging
Plethico Pharmaceuticals Ltd.	Promed Laboratories Pvt. Ltd.	Ranq Pharmaceuticals & Excipients Pvt. Ltd.	Ramesh Industries (Indore)
Ransan Laboratories	Real Gas & Chemicals	Sanjivani Parenteral Ltd.	Saurav Chemicals
Sharman Organics	Srikem Laboratories Pvt. Ltd.	Symbiotech Steroids Pvt. Ltd.	Tatva Chintan Pharma Pvt. Ltd.
Taurus Chemicals Pvt. Ltd.	Vapi Care Pharma Pvt. Ltd.	Zenna Plastics Ltd.	

		Rs. Millions	
		2001	2000
13.	Interest income:		
	Interest on		
	Current investments	0.14	0.14
	Income-tax refunds	30.67	7.68
	Loans and deposits		
	Short term deposits	37.95	15.19
	Subsidiary companies	29.95	697.31
	Others	0.52	0.83
		99.23	721.15

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

Notes to the accounts (Contd.)

		Rs. Millions 2001	2000
14.	**Income from investments:**		
	a] Current		
	Dividend – Other than trade	**0.41**	0.56
	b] Long term – Dividend		
	Trade	**2.75**	0.69
	Other than trade	**0.04**	0.26
	Subsidiary companies	**1.79**	1.51
		4.99	3.02
15.	**Tax deducted at source on:**		
	Interest received	**40.39**	155.28
	Dividend received	**0.18**	0.22
16.	**Profit/(Loss) on sale of investments (Net of provision):**		
	Long term	**728.86**	(19.24)
	Less: provision	**–**	14.21
		728.86	(5.03)
17.	**Provision - diminution / (increase) in value of investments:**		
	Current	**3.20**	(0.07)
	Long-term	**–**	0.50
		3.20	0.43
18.	**Interest paid includes interest on fixed period loans**	**178.05**	240.33
19.	**Exchange gains (Net of losses) on outstanding forward exchange rate contracts to be recognised in the subsequent year**	**24.20**	2.63
20.	**Expenditure during construction period on projects capitalised:**		
	Rentals	**0.74**	0.27
	Raw materials	**0.02**	0.05
	Insurance	**0.22**	–
	Power and fuel	**0.15**	0.31
	Salaries, wages and bonus	**8.76**	8.03
	Contributions to provident and other funds	**0.44**	0.28
	Workmen and staff welfare	**0.25**	0.02
	Others	**5.20**	2.68
		15.78	11.64
21.	**Payment to auditors:**		
	a] Statutory auditors		
	Audit fee		
	Statutory	**2.55**	2.05
	Tax	**1.30**	1.00
	Other matters		
	Taxation	**0.09**	0.09
	Company law matters	**0.30**	0.03
	Management services	**–**	1.90
	Certification	**1.10**	0.52
	Travel and out of pocket	**0.34**	0.41
	Service tax	**0.26**	0.27
		5.94	6.27
	b] Cost auditors		
	Audit fee	**0.39**	0.33
	Certification	**0.13**	0.04
	Travel and out of pocket	**0.24**	0.31
		0.76	0.68

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

Notes to the accounts (Contd.)

		Rs. Millions	
		2001	2000
22. a]	Directors' remuneration*		
	Salaries and allowances	12.91	7.53
	Contribution to provident and other funds	2.21	1.75
	Directors' fee	0.35	0.24
	Commission	20.05	14.07
	Perquisites	8.45	4.42#
		43.97	28.01

* Exclusive of provision for future liabilities in respect of retirement benefits where based on actuarial valuation done on overall Company basis and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme" of the Company.

\# Inclusive of Rs. 0.26 million for previous year.

			Rs. Millions 2001
(b)	**Determination of net profits in accordance with section 349 of the Companies Act, 1956 and commission payable to directors.**		
	Profit before tax as per profit and loss account		2,791.53
	Add:		
	Directors' remuneration (including commission) charged in accounts	43.97	
	Loss on sale of fixed asset (Net) as per accounts	10.85	
	Provision for diminution in value of investments	3.20	
			58.02
			2,849.55
	Less:		
	Profit on sale of investments	728.86	
	Loss on sale of fixed assets (Net) under section 350	0.94	
	Prior period items	13.84	
			743.64
	Net Profit		2,105.91
	Commission to directors:		
	(As determined by the Board of Directors)		
	Whole-time		16.97
	Others		3.08
			20.05

23. The Company carries out research and development work in the ordinary course and has adopted a business model to generate revenues, wherever appropriate, out of such work. Accordingly, in the current year, Rs. 232.69 million earned by way of "Technology licensing income" stands included under operating income in schedule 16.

24. Marketing and promotion services for Rs. 153 million for the year are in respect of services of the field staff for Solus and Rexcel divisions of the Company set up during the year from Solus Pharmaceuticals Ltd. and Rexcel Pharmaceuticals Ltd. (both wholly owned subsidiary companies) respectively.

25. In accordance with the provisions of the Accounting Standard on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the Company has recognised deferred tax liabilities of Rs. 1,605.75 million and deferred tax assets of Rs. 272.55 million as at December 31, 2001, resulting in deferred tax liabilities (Net) of Rs. 1,333.20 million which includes deferred tax liabilities (Net) of Rs. 1,267.08 million as at December 31, 2000.

26. The tax year of the Company being year ending March 31, the provision for current income-tax for the year is the aggregate of the provision made for the three months ended March 31, 2001 and the provision based on the figures for the remaining nine months upto December 31, 2001, the actual tax liability will be determined on the basis of the figures for the period April 1, 2001 to March 31, 2002.

27. Due to change in accounting policy relating to depreciation/amortisation as referred to at Sr. No.2 under "Significant accounting policies", the depreciation charge amounting to Rs. 81.68 million pertaining to earlier years has been written back; the depreciation charge for the year is lower by Rs. 12.27 million and accordingly profit before tax for the year is higher by Rs. 12.27 million.

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

Notes to the accounts (Contd.)

28. No provision for tax on dividend proposed by the Board of Directors to be distributed on approval of the shareholders at the ensuing annual general meeting has been made in view of the amendment proposed by the Finance Bill, 2002 to delete section 115 - O of the Income-tax Act, 1961. The proposed dividend is subject to deduction of tax at source, if any.

		Rs. Millions	
		2001	2000
29.	**Contingent liabilities**		
	Claims not acknowledged as debts	**144.42**	157.20
	Guarantees to banks on account of:		
	Subsidiary Companies	**834.88**	673.21
	Joint Ventures	**58.64**	57.88
	Bill purchased / discounted under letters of credit	**454.55**	490.11
30.	**Capital expenditure commitments**	**41.42**	128.97

31. Previous year figures

Previous year figures have been regrouped / recast wherever considered necessary to make these comparable with those of the current year.

32. Related party disclosures

Related party disclosures as required under Accounting Standard on "Related Party Disclosures" issued by the Institute of Chartered Accountants of India are given below:

a] Relationship:

i] Subsidiary companies

Domestic

Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)
Ranbaxy Fine Chemicals Limited
Rexcel Pharmaceuticals Limited
Solus Pharmaceuticals Limited
Vidyut Travel Services Limited
Vorin Laboratories Limited
Vidyut Investments Limited
Gufic Pharma Limited
Ranbaxy Drugs Limited

Overseas

Ranbaxy (Netherlands) BV, Netherlands
Ranbaxy NANV, The Netherlands Antilles
Ranbaxy Pharmaceuticals BV, Rotterdam Albrandswarr
Ranbaxy (Hong Kong) Limited, Hong Kong
Ranbaxy (Poland) Sp Zoo, Poland
Ranbaxy Ireland Limited, Ireland
Ranbaxy Mauritius Limited, Mauritius
Ranbaxy Nigeria Limited, Nigeria
Ranbaxy (S.A.) Proprietary Limited, South Africa
Ranbaxy (Egypt) Limited, Egypt
Ranbaxy Europe Limited, U.K.
Ranbaxy Holding (UK) Ltd., U.K
Ranbaxy (Guangzhou China) Limited, China
Ranbaxy (UK) Limited, U.K
Ranbaxy Do Brazil Ltda, Brazil
Ranbaxy Farmaceutica Ltda, Brazil
Basics GmbH, Germany.
Ranbaxy Pharmaceuticals Inc., U.S.A
Ranbaxy Vietnam Company Limited, Vietnam
Ranbaxy Panama SA, Panama
Ranlab Inc., U.S.A
Ohm Laboratories Inc., U.S.A
Ranpharm Inc., U.S.A
Ranchem Inc., U.S.A
Ranbaxy PRP (Peru) SAC

ii] Joint Ventures and Associates

Domestic

Specialty Ranbaxy Ltd.
Eli Lilly Ranbaxy Ltd. (till August 8, 2001)

Overseas

Ranbaxy (Malaysia) Sdn. Bhd., Malaysia
Ranbaxy Unichem Company Ltd., Thailand
Unichem Pharmaceuticals Ltd., Thailand
Unichem Distributors [Limited partnership], Thailand
Ranbaxy Schein Pharma LLC, U.S.A

iii] Key management personnel (whole-time directors)

Mr. D S Brar
Dr. J M Khanna
Dr. Brian W Tempest
Mr. V K Kaul

Relatives of key management personnel

Mr. M S Brar, father	Ms. Asha Khanna, wife	Ms. Joan Margaret, mother	Ms. Bala Kaul, wife
Ms. Malkit Kaur, mother	Mr. Mohit Khanna, son	Ms. Jasmin Tempest, wife	Mr. Ashish Kaul, son
Ms. Indran Brar, wife	Mr. Suneet Khanna, son	Mr. Mark Tempest, son	Mr. Kunal Kaul, son
Mr. Sahajbir Singh Brar, son	Mr. R C Khanna, brother	Mr. Paul Tempest, son	Ms. Vandana Gurtu, sister
Master Anandbir Singh Brar, son	Mr. P C Khanna, brother	Master Jake Tempest, son	
Ms. Harinder Singh, sister	Mr. N C Khanna, brother	Mr. Andrew Tempest, brother	
Ms. Surinder Sandhu, sister			

Entities over which key management personnel are able to exercise significant influence

Madhubani Investment (P) Limited
Suraj Hotel (P) Ltd.
Green Vally Land & Development (P) Limited
Suraj Overseas (P) Limited
ANR Securities (P) Ltd.

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

Notes to the accounts (Contd.)

b] The following transactions were carried out with related parties in the ordinary course of business.

i] Subsidiary companies, joint ventures and associates.

	Rs. Millions	
	Subsidiary companies	Joint Ventures and Associates
Purchase of materials/finished goods	863.44	44.40
Sale of finished goods	3,245.70	212.29
Services rendered/other receipts	9.02	–
Services availed and sharing of expenses	156.02	–
Guarantee commission	2.79	–
Loans / advances given	2,985.40	–
Interest received	29.95	1.44
Purchase of investments	15.50	–
Royalty paid	0.31	–
Royalty and technical know-how fee received	505.48	9.04
Dividend received	1.79	2.75
Provision for doubtful debts and advances	350.00	–
Balance at the end of the year:		
Loans/advances given	677.08	9.83
Other receivables	1,872.97	46.04
Payables	219.24	4.17
Guarantees given	834.88	58.64
ii] Key management personnel and their relatives		
Interest on fixed deposits	*	–
Interest received	0.01	–
Rent paid	4.81	–
Security deposits:		
Given	0.18	–
Received	0.52	–
Balance at the end of the year:		
Fixed deposits	0.03	–
Security deposits:		
Given	0.18	–
Received	0.52	–
Housing loans	0.02	–

* Rs. 3,000 (Rounded off to nil).

Note: Details of remuneration to whole-time directors are given in the note 22 above.

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

Notes to the accounts (Contd.)

33. **Additional information pursuant to paragraphs 3 & 4 of part II of schedule VI to the Companies Act, 1956.** (As certified by the management and accepted by the auditors)

a] Particulars of installed capacities and actual production

		2001		2000	
	Unit of measure	Installed capacity	Actual production	Installed capacity	Actual production
Dosage Forms					
Tablets	Nos/Millions	**2,446.30**	**2,158.42**	1,888.60	1,792.22
Capsules	Nos/Millions	**1,274.00**	**967.56**	1,154.00	967.34
Dry syrups/Powders	Bottles/Millions	**37.20**	**26.92**	37.20	30.26
Ampoules	Nos/Millions	**74.40**	**86.41**	82.62	54.33
Vials	Nos/Millions	**38.40**	**36.20**	46.32	29.28
Liquids	Kilolitres		**961.62**	*	1,037.17
Drops	Kilolitres		**28.83**	–	34.11
Bulk Drugs and Drug intermediates	Tonnes	**2,429.42**	**2,033.19**	2,650.27	2,088.38
Medical aids	Nos/Millions		**0.13**	–	0.10
Ointments	Tonnes	*	**555.05**	*	438.69

** In different denominations than actual production*

Notes:

i] Licensed capacities not stated in view of abolition of industrial licensing for all of the above Bulk Drugs and Drug Intermediates and Dosage Forms vide Notification No. F.No.10(11)/92-LP dated October 25, 1994 issued by Government of India.

ii] Effective operational capacities calculated on a single shift basis for Dosage Forms facilities at Paonta Sahib, on a double shift basis for Dosage Forms facilities at other locations and on a three shift basis for Bulk Drugs.

iii] Actual production includes production at loan licencee locations.

b] Stocks and sales of finished goods

		2001						2000					
		Sales		Opening stock		Closing stock		Sales		Opening stock		Closing stock	
	Unit of measure	Quantity@	Rs. Millions	Quantity	Rs. Millions	Quantity	Rs. Millions	Quantity@	Rs. Millions	Quantity	Rs. Millions	Quantity	Rs. Millions
Dosage Forms													
Tablets	Nos/Millions	**2,753.24**	**6,689.43**	**227.45**	**278.55**	**370.97**	**485.66**	2,155.48	5,069.57	93.95	193.19	227.45	278.55
Capsules	Nos/Millions	**1,032.67**	**3,200.35**	**82.61**	**112.72**	**345.41**	**218.33**	1,079.81	2,706.23	97.67	145.74	82.61	112.72
Dry syrups/Powders	Bottles/Millions	**31.02**	**1,346.65**	**6.88**	**82.81**	**4.87**	**82.16**	34.49	1,212.30	9.55	63.50	6.88	82.81
Ampoules	Nos/Millions	**79.28**	**440.82**	**8.20**	**33.93**	**15.33**	**56.43**	60.09	328.06	4.04	10.74	8.20	33.93
Vials	Nos/Millions	**113.29**	**1,305.52**	**31.72**	**87.79**	**8.59**	**80.66**	154.71	996.92	5.70	50.81	31.72	87.79
Liquids	Kilolitres	**5,250.90**	**900.33**	**518.09**	**68.72**	**89.81**	**42.95**	2,962.94	775.10	128.08	24.84	518.09	68.72
Drops	Kilolitres	**29.70**	**35.27**	**1.87**	**1.06**	**2.62**	**1.50**	34.51	39.23	1.51	0.79	1.87	1.06
Bulk Drugs and Drugs intermediates	Tonnes	**2,322.82**	**5,698.58**	**116.83**	**664.99**	**68.23**	**580.63**	2,325.05	6,779.02	71.33	772.59	116.83	664.99
Medical aids	Nos/Millions	**0.15**	**–**	**0.04**	**60.15**	**0.07**	**93.53**	0.15	287.88	0.04	61.53	0.04	60.15
Oinments	Tonnes	**522.75**	**708.86**	**49.77**	**31.96**	**82.07**	**43.80**	521.23	626.00	35.01	21.92	49.77	31.96
Others (Chemicals etc.)		**–**	**2,220.65**	**–**	**27.93**		**121.56**	–	599.30	–	29.67	–	27.93
Inter unit transfers		**–**	**(2,001.04)**	**–**					(2,053.06)	–	–	–	–
TOTAL			**20,545.42**		**1,450.61**		**1,807.21**		17,366.55		1,375.32		1,450.61

@ Inclusive of physician samples.

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

Notes to the accounts (Contd.)

c] Purchases of finished goods

	Unit of measure	2001 Quantity	2001 Rs. Millions	2000 Quantity	2000 Rs. Millions
Tablets	Nos/Millions	738.34	422.15	496.76	256.46
Liquids	Kilolitres	3,861.00	405.00	2,315.78	296.75
Capsules	Nos/Millions	327.91	400.54	97.41	132.23
Medical aids	Nos/Millions	0.06	109.02	0.05	69.64
Ampoules	Nos/Millions	–	–	9.92	7.20
Vials	Nos/Millions	53.96	286.65	151.45	179.41
Bulk drugs/chemicals	Tonnes	241.03	1,143.23	409.31	784.48
Ointments	Tonnes	80.91	43.40	97.30	42.02
Others			766.98		691.76
TOTAL			3,576.97		2,459.95

d] Consumption of raw materials @
(including on research and development)

	Unit of measure	2001 Quantity	2001 Rs. Millions	2000 Quantity	2000 Rs. Millions
Pencillin G Potassium First Crystals	Metric tonnes	1,067.17	893.57	824.39	534.85
6-Amino Penicillanic Acid	Metric tonnes	212.83	339.19	211.96	293.57
Pen V Potassium	Metric tonnes	203.80	208.23	237.61	202.27
D-Alpha Phenyl Glycine and its Salts	Metric tonnes	274.43	161.25	246.18	158.22
Others			4,192.98		4,450.45
TOTAL			5,795.22		5,639.36

e] Consumption of raw materials, stores and spares @

		2001 Raw materials	2001 Stores and spares *	2000 Raw materials	2000 Stores and spares *
Indigenous	Rs. Millions	2,349.03	231.49	2,946.04	156.19
	As % of total	40.53%	71.59%	52.24%	61.94%
Imported	Rs. Millions	3,446.19	91.86	2,693.32	95.99
	As % of total	59.47%	28.41%	47.76%	38.06%

@ Inclusive of raw materials consumed for research and development
* Inclusive of components and spares used for maintenance of plant & machinery

	Rs. Millions 2001	Rs. Millions 2000
f] Imports on C. I. F. basis		
Raw materials	3,842.55	3,193.02
Stores and spares	83.34	79.04
Capital goods	77.98	34.85
g] Expenditure in foreign currencies		
Interest	43.18	69.62
Technical know-how / consultancy fees	–	23.28
Legal and professional charges	23.46	40.56
Others	1,267.09	728.48

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 26

Notes to the accounts (Contd.)

		Rs. Millions	
		2001	2000
h]	**Dividend to non-resident shareholders** (in foreign currency)		
	1st Interim		
	No. of shareholders	–	39
	No. of shares held	–	29,160
	Dividend remitted (Rs. Million)	–	0.07
	Year to which it relates	–	1999
	2nd Interim		
	No. of shareholders	–	38
	No. of shares held	–	29,016
	Dividend remitted (Rs. Million)	–	0.14
	Year to which it relates	–	1999
	Final		
	No. of shareholders	**37**	–
	No. of shares held	**26,070**	–
	Dividend remitted (Rs. Million)	**0.20**	–
	Year to which it relates	**2000**	–
i]	**Earnings in foreign exchange**		
	F.O.B. value of exports (excluding Nepal)	**9,704.91**	7,529.44
	Technology licensing income	**232.69**	–
	Royalty/Technical consultancy fees	**514.52**	110.94
	Dividends	**4.54**	2.20
	Others (freight and insurance)	**398.55**	270.36

Signatories to schedules 1 to 26

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J. M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2002

S. K. PATAWARI
Secretary

CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

		Rs Millions	
		2001	2000
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit before tax and prior period items	**2,791.53**	1,945.36
	Adjustments for :		
	Depreciation (Net)	491.61	501.75
	Amortisation of :		
	Deferred revenue expenditure	162.94	95.25
	Patents, trade marks and designs	43.63	–
	Deferred employees compensation	0.80	–
	Gain on foreign exchange conversion	(77.52)	(74.03)
	Dividend income	(4.99)	(3.02)
	Lease rentals income	(25.18)	(28.77)
	(Profit) / Loss on disposal of investments	(728.86)	19.24
	Loss on sale of fixed assets (Net)	10.85	3.28
	Provision for diminution in the value of investments	3.20	(13.78)
	Interest income (Net)	375.44	(86.45)
	Provision for doubtful debts and advances	409.17	117.62
		661.09	531.09
	Operating profit before working capital changes	**3,452.62**	**2,476.45**
	Adjustments for :		
	Sundry debtors / receivables	(972.19)	559.57
	Inventories	(422.54)	(547.88)
	Trade/other payables	(1,206.58)	1,392.38
	Deferred tax liabilities	1,333.20	–
	Other current assets	(219.25)	372.73
		(1,487.36)	1,776.80
	Cash generated from operations	**1,965.26**	**4,253.25**
	Direct taxes paid (Net of refunds)	(212.72)	(241.17)
	Cash flow before prior period adjustments	**1,752.54**	**4,012.08**
	Prior period items	(13.84)	(41.17)
	Depreciation written back	81.68	–
	Net cash inflow from operating activities	**1,820.38**	**3,970.91**
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets / capital works-in-progress	(150.42)	(594.08)
	Sale proceeds of fixed assets	5.35	32.27
	Purchase of investments	(600.02)	(83.22)
	Sale proceeds of investments	800.86	5.15
	Loans and advances (Net)	555.59	(1,293.53)
	Lease revenue income (Gross)	19.10	18.10
	Interest received	420.34	865.05
	Dividend received	4.99	3.02
	Product registration and regulatory expenditure / product acquisition	(495.51)	(464.35)
	Net cash inflow / (outflow) from investing activities	**560.28**	**(1,511.59)**
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	–	0.03
	Employees stock options outstanding	0.80	-
	Decrease in bank borrowings for working capital	(747.62)	(465.73)
	Decrease in other borrowings	(550.78)	(145.92)
	Interest paid	(489.26)	(630.09)
	Dividend paid	(864.66)	(862.64)
	Net cash outflow from financing activities	**(2,651.52)**	**(2,104.35)**
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**(270.86)**	**354.97**
	Cash and cash equivalents at the beginning	**843.04**	**488.07**
	Cash and cash equivalents at the close	**572.18**	**843.04**

Notes :

1	Cash and cash equivalents include :		
	Cash and cheques in hand	66.45	14.84
	With banks in :		
	Current accounts (Net of dividend accounts)	504.21	117.73
	Deposit accounts	0.11	0.51
	Short term deposits	1.41	709.96
		572.18	843.04
2	Previous year figures have been regrouped wherever necessary		

On behalf of the Board of Directors

TEJENDRA KHANNA *Chairman*	D. S. BRAR *CEO & Managing Director*	DR. J. M. KHANNA DR. BRIAN W. TEMPEST V. K. KAUL *Whole-time Directors*	VIVEK BHARAT RAM *Director* S.K.PATAWARI *Secretary*	HARPAL SINGH *Director*

Auditor's Certificate

We have verified the above cash flow statement of Ranbaxy Laboratories Limited derived from the audited financial statements for the year ended December 31, 2001 and found the same to be drawn in accordance therewith and also with the requirements of clause 32 of the listing agreements with the stock exchanges.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2002

RANBAXY LABORATORIES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No. 003747 State Code: 16

Balance Sheet Date: 31 (Date) 12 (Month) 2001 (Year)

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue :	NIL
Bonus Issue:	NIL	Private Placement :	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	24528590	Total Assets:	24528590
Source of Funds			
Paid-up-Capital:	1158955	Reserves & Surplus:	14862981
Secured Loans:	511464	Unsecured Loans:	748386
		Deferred Tax (Liabilities):	1333200
Application of Funds			
Net Fixed Assets:	6130456	Investments:	3425152
Net Current Assets:	745480	Misc. Expenditure:	1652727
Accumulated Losses:	NIL		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	20545416	Total Expenditure:	18847607
Profit/ Loss before Tax:	+ ✓ 2791525	Profit/Loss after tax:	+ ✓ 2533407
Earning Per Share in Rs.	22	Dividend Rate (%) :	100

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY

Item Code No.	294190 - - -
Product Description	CEFACLOR
Item Code No.	294200 - -
Product Description	CEPHALEXIN
Item Code No.	294110 - -
Product Description	AMOXYCILLIN

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J. M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2002

S. K. PATAWARI
Secretary

Statement Regarding Subsidiary Companies Pursuant to section 212(3) and 212(5) of the Companies Act, 1956

Name of subsidiary company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company: i) Shareholding	ii) Extent of Holding %age	Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account: **For the current financial year Rs. Millions**	For the Previous Financial Year Rs. Millions	Net aggregate amount of subsidiary company profit after deducting its losses or vice-versa, dealt within the company's accounts: **For the current financial year Rs. Millions**	For the Previous financial year Rs. Millions	Holding Company's interest as at December 31, 2001 incorporating changes since close of financial year of subsidiary company
Domestic :								
Solus Pharmaceuticals Ltd.	2001	3,000,700 Equity shares of Rs. 10 each	100	2.50 (Profit)	10.95 (Loss)	Nil	Nil	No change
Rexcel Pharmaceuticals Ltd.	2001	1,000,000 Equity shares of Rs. 10 each	100	0.26 (Profit)	24.91 (Profit)	Nil	Nil	No change
Ranbaxy Fine Chemicals Ltd.	2001	5,550,000 Equity shares of Rs. 10 each	100	0.62 (Profit)	21.90 (Loss)	Nil	Nil	No change
Vorin Laboratories Ltd.	2001	4,134,883 Equity shares of Rs. 10 each	@ 51.05	4.71 (Loss)	35.26 (Loss)	Nil	Nil	No change
Vidyut Investments Ltd.	2001	25,008,400 Equity shares of Rs. 10 each	100	0.69 (Loss)	21.20 (Profit)	Nil	Nil	No change
Vidyut Travel Services Ltd.	2001	1,000,000 Equity shares of Rs. 10 each	@ 100	1.92 (Profit)	2.54 (Loss)	Nil	Nil	No change
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	2001	6,200,000 Equity shares of Rs. 10 each	@ 100	1.77 (Profit)	0.57 (Loss)	Nil	Nil	No change
Ranbaxy Drugs Ltd.	2001	i) 3,100,020 Equity shares of Rs. 10 each	100	0.01 (Loss)	0.38 (Loss)	Nil	Nil	No change
		ii) 250 10% Non-Cumulative Redeemable Preference share of Rs.10 each						
Gufic Pharma Ltd.	2001	3600 Equity shares of Rs. 100 each	100	0.99 (Loss) $	Nil	Nil	Nil	Acquired during the year
Overseas :								
Ranbaxy (Guangzhou China) Ltd. China	2001	Investment Certificate of US $ 5,900,000	78.67	13.14 (Loss)	34.48 (Loss) #	Nil	Nil	No change
Ranbaxy (Netherlands) B.V., The Netherlands	2001	996,546 Ordinary shares of Guilder 100 each	100	173.13 (Profit)	1407.99 (Loss) #	Nil	Nil	No change
Ranbaxy Nigeria Ltd., Nigeria	2001	16,944,809 Ordinary shares of Naira 1 each	@ 84.70	8.85 (Profit) #	24.44 (Profit) #	1.5	6.16	No change
Ranbaxy (Hong Kong) Ltd., Hong Kong	2001	2,400,000 Equity shares of HK $ 1 each	100	2.74 (Loss)	48.45 (Loss) #	Nil	1.63	No change

@ Inclusive of shares held through wholly owned subsidiaries.

Exchange rates conversion as on the year end.

$ Represents loss for nine months period ended 31-12-2001

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J.M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

Place : New Delhi
Dated : April 29, 2002

S. K. PATAWARI
Secretary

Auditors' report to the Board of Directors of Ranbaxy Laboratories Limited on the consolidated financial statements of Ranbaxy Laboratories Limited and its subsidiaries.

We have examined the attached consolidated balance sheet of Ranbaxy Laboratories Limited and its subsidiaries ("the group") as at December 31, 2001 and the consolidated profit and loss account for the year then ended.

These financial statements are the responsibility of Ranbaxy Laboratories Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets of Rs. 10,613 million as at December 31, 2001 and total revenues of Rs. 13,541 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of such subsidiaries, is based solely on the report of the other auditors.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of the group, we are of the opinion that the consolidated financial statements read to-gether with the significant accounting policies and notes give a true and fair view in the case of:

(a) the consolidated balance sheet of the consolidated state of affairs of the group as at December 31, 2001; and

(b) the consolidated profit and loss account of the consolidated results of operations of the group for the year then ended.

For Walker, Chandiok & Co
Chartered Accountants

Vinod Chandiok
Partner

Place : New Delhi
Dated : April 29, 2002

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2001

	Schedule	Rs. Millions
SOURCES OF FUNDS		
SHAREHOLDERS' FUNDS		
Capital	1	1,158.95
Reserves and surplus	2	14,279.34
		15,438.29
EMPLOYEES STOCK OPTIONS OUTSTANDING		47.83
MINORITY INTERESTS	3	215.25
LOAN FUNDS		
Secured	4	4,478.06
Unsecured	5	760.19
		5,238.25
		20,939.62
APPLICATION OF FUNDS		
FIXED ASSETS	6	
Gross block		13,405.35
Less : Depreciation		4,154.64
Net block		9,250.71
Capital works-in-progress		110.14
INVESTMENTS	7	297.15
CURRENT ASSETS, LOANS AND ADVANCES		
Inventories	8	7,377.68
Sundry debtors	9	6,978.05
Cash and bank balances	10	1,095.93
Other current assets	11	671.87
Loans and advances	12	2,235.08
		18,358.61
Less:		
CURRENT LIABILITIES AND PROVISIONS		
Liabilities	13	5,678.22
Provisions	14	1,700.72
		7,378.94
NET CURRENT ASSETS		10,979.67
DEFERRED TAX LIABILITIES (NET)		(1350.78)
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	15	1,652.73
		20,939.62
SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	23	

The schedules referred to above form an integral part of the consolidated financial statements
This is the consolidated balance sheet referred to in our report of even date

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2002

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J. M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001

	Schedule	Rs. Millions
INCOME		
Operating income	16	28,705.84
Sale of shares and securities		2,634.97
Other income	17	1,080.17
		32,420.98
EXPENDITURE		
Materials	18	12,424.37
Cost of sale of shares and securities		2,847.55
Manufacturing	19	2,470.84
Personnel	20	2,826.70
Selling, general and administration	21	6,272.55
Research and development expenditure	22	654.87
		27,496.88
PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTISATION		4,924.10
Interest		754.11
Depreciation		748.16
Amortisation :		
Deferred revenue expenditure		169.48
Trade marks and product licenses		180.42
Goodwill		37.02
PROFIT BEFORE TAX AND MINORITY INTERESTS		3,034.91
Provision for tax		369.19
PROFIT AFTER TAX BUT BEFORE MINORITY INTERESTS		2,665.72
Minority interests		28.59
PROFIT AFTER TAX AND MINORITY INTERESTS		2,637.13
Tax - earlier years :		
Income tax		24.93
Deferred tax		(1,248.74)
Prior Period items		(31.99)
Depreciation written back		81.82
		1,463.15
Transfer from :		
Investment allowance reserve		13.73
Foreign projects reserve		1.56
BALANCE AVAILABLE FOR APPROPRIATION		1,478.44
APPROPRIATIONS		
Dividend (Proposed)		1,158.95
Transfer to :		
Foreign projects reserve		14.10
General reserve		305.39
		1,478.44

The schedules referred to above form an integral part of the consolidated financial statements

This is the consolidated profit and loss account referred to in our report of even date

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2002

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J. M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Millions
SCHEDULE 1	
CAPITAL	
Authorised	
150,000,000 Equity shares of Rs. 10 each	1,500.00
100,000 Cumulative preference shares of Rs. 100 each	10.00
	1,510.00
Issued, subscribed and paid up	
115,895,478 Equity shares of Rs. 10 each fully paid	1,158.95
	1,158.95

SCHEDULE 2	
RESERVES AND SURPLUS	
Capital reserve	5.44
Amalgamation reserve	43.75
Share premium	6,681.55
Foreign projects reserve	150.13
Revaluation reserve	156.85
Translation loss *	(0.91)
General reserve	7,242.53
	14,279.34

* Represents loss on translation of monetary and non monetary items other than on fixed assets appearing in the balance sheets of overseas subsidiaries based on the exchange rates on December 31, 2000 and December 31, 2001.

	Rs. Millions
SCHEDULE 3	
MINORITY INTERESTS	
Share capital	
As at December 31, 2000	160.42
Additions	1.24
As at December 31, 2001	161.66
Reserves and surplus	
As at December 31, 2000	25.00
Additions	28.59
As at December 31, 2001	53.59
	215.25

SCHEDULE 4	
SECURED LOANS	
Tax exempt bonds	46.59
Loans from banks	4,361.99
Loan from a financial institution	67.00
Deferred payment credits	2.48
	4,478.06

SCHEDULE 5	
UNSECURED LOANS	
Fixed deposits	45.68
Short term loans	
Financial institutions	160.00
Other loans and advances	
Banks	500.00
Others	16.28
	516.28
Deferred sales tax credit	38.23
	760.19

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 6

FIXED ASSETS **Rs. Millions**

Description	Gross block				Depreciation	Net block
	Cost as at December 31, 2000	Additions	Deductions	**Cost as at December 31, 2001**	upto December 31, 2001	**As at December 31, 2001**
Goodwill	970.62	646.75	15.20	**1,602.17**	277.19	1,324.98
Trade marks and product licenses	709.61	460.60	113.64	**1,056.57**	277.21	779.36
Land	286.47	2.01	0.14	**288.34**	–	288.34
Building	1,840.89	88.18	6.19	**1,922.88**	352.60	1,570.28
Plant and machinery	7,426.18	588.63	32.03	**7,982.78**	3,047.16	4,935.62
Furniture and fixtures	369.21	30.53	8.10	**391.64**	152.99	238.65
Vehicles	129.02	56.80	24.85	**160.97**	47.49	113.48
Leased plant and machinery	82.79	–	82.79	**–**	–	–
Total	**11,814.79**	**1,873.50**	**282.94**	**13,405.35**	**4,154.64**	**9,250.71**

SCHEDULE 7

Rs. Millions

INVESTMENTS

CURRENT

Trust Securities

Other than trade - unquoted

406,890 Units (1964 Scheme) of the Unit Trust of India	**2.42**
100,000 Units - Monthly Income Plan - 1997 (II) of the Unit Trust of India	**1.00**
	3.42

LONG TERM

Investments in government securities

Other than trade - unquoted

Kisan Vikas Patra / Indira Vikas Patra	**0.11**

Investments in shares of companies (fully paid)

	Nature of investment	Face value	Numbers	
Trade :				
Unquoted				
Specialty Ranbaxy Limited, India	Equity shares	Rs. 10	**6,524,659**	**65.25**
Ranbaxy Unichem Company Limited, Thailand	Ordinary shares	Bahts 100	**206,670**	**25.71**
Unichem Pharmaceuticals Limited, Thailand	Ordinary shares	Bahts 100	**36,420**	**10.54**
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	Malaysian $1	**2,242,383**	**25.16**
Sidmak Laboratories (India) Limited, India	Equity shares	Rs. 10	**16,733**	**10.54**
Quoted				
Fine Drugs and Chemicals Limited, India	Equity shares	Rs. 10	**2,742,924**	**15.15**
				152.35
Other than trade :				
Quoted				
Fortis Financial Services Limited, India	Equity shares	Rs. 10	**353,250**	**14.49**
The Great Eastern Shipping Co. Limited, India	Equity shares	Rs. 10	**500**	**0.03**
				14.52
Unquoted				
Bounty Holdings Company Limited, Thailand	Ordinary Shares	Bahts 1000	**8,572**	**5.17**
Fortis Healthcare Limited, India	Equity shares	Rs. 10	**10,000,000**	**100.00**
Biotech Consortium India Limited, India	Equity shares	Rs. 10	**50,000**	**0.50**
Jeedimetla Effluent Treatment Limited, India	Equity shares	Rs. 100	**1,006**	**0.10**
Patancheru Enviro Tech. Limited, India	Equity shares	Rs. 10	**60,310**	**0.60**
				106.37
Investment in partnership				
Unichem Distributors [Limited Parnership], Thailand	Capital contribution			**20.90**
				297.67
Less: Provision for diminution in value of long term investments				**0.52**
				297.15

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Millions
SCHEDULE 8	
INVENTORIES	
Stores and spares	69.44
Raw materials	2,275.49
Packaging materials	297.52
Finished goods	3,886.12
Work-in-process	849.11
	7,377.68
SCHEDULE 9	
SUNDRY DEBTORS	
Secured	75.69
Unsecured	7,285.45
	7,361.14
Less : *Doubtful and provided for*	383.09
	6,978.05
SCHEDULE 10	
CASH AND BANK BALANCES	
Cash and cheques in hand	95.98
Balances with banks	
Current accounts	908.07
Deposit accounts	91.88
	1,095.93
SCHEDULE 11	
OTHER CURRENT ASSETS	
Export benefits accrued	433.13
Insurance claims	169.32
Interest accrued	1.33
Others	70.24
	674.02
Less : Doubtful and provided for	2.15
	671.87
SCHEDULE 12	
LOANS AND ADVANCES	
Secured	366.02
Unsecured	
Advances recoverable in cash or in kind or for value to be received	1,620.63
Trade deposits	24.25
Short term deposits	212.74
Income tax paid	418.09
	2,641.73
Less : Doubtful and provided for	406.65
	2,235.08
SCHEDULE 13	
CURRENT LIABILITIES	
Acceptances	453.03
Sundry creditors	3,723.51
Other liabilities	1,501.68
	5,678.22
SCHEDULE 14	
PROVISIONS	
Retirement benefits	225.85
Income-tax	315.92
Proposed dividend	1,158.95
	1,700.72
SCHEDULE 15	
MISCELLANEOUS EXPENDITURE	
(to the extent not written off or adjusted)	
Deferred revenue expenditure	
Product registration and regulatory expenditure	1,455.70
Product acquisition	150.00
Deferred employees compensation (Stock options)	47.03
	1,652.73

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Millions
SCHEDULE 16	
OPERATING INCOME	
SALES AND SERVICES	
Sales	27,979.08
Services	12.15
	27,991.23
OTHERS	
Export benefits	288.77
Technology licensing income	235.86
Sundries	189.98
	714.61
	28,705.84
SCHEDULE 17	
OTHER INCOME	
Interest	156.26
Lease rentals	25.18
Dividend	6.89
Exchange gain (Net)	59.54
Profit on sale of investments	728.86
Unclaimed balances and excess provisions written back	34.28
Miscellaneous	69.16
	1,080.17
SCHEDULE 18	
MATERIALS	
Raw and packaging materials consumed and purchase of finished goods	12,330.67
Decrease in stock of finished goods and work-in-process	93.70
	12,424.37
SCHEDULE 19	
MANUFACTURING	
Power and fuel	461.85
Excise duty	1,026.91
Stores and spares	251.61
Analytical and processing charges	608.47
Repairs and maintenance :	
Factory buildings	22.96
Plant and machinery	99.04
	2,470.84
SCHEDULE 20	
PERSONNEL	
Salaries, wages and bonus	2,486.30
Contribution to provident and other funds	189.61
Workmen and staff welfare	149.99
Amortisation of deferred employees compensation (Stock options)	0.80
	2,826.70
SCHEDULE 21	
SELLING, GENERAL AND ADMINISTRATION	
Rentals	248.53
Rates and taxes	134.69
Printing and stationery	67.88
Insurance	149.07
Communication	183.70
Legal and professional charges	378.14
Travel and conveyance	392.25
Discounts and rebates	1,212.64
Freight, clearing and forwarding	717.68
Advertising and sales promotion	1,129.74
Conferences and meetings	70.45
Commission	240.43
Royalty	14.41
Amounts written off	206.42
Provision for doubtful debts and advances	350.41
Provision for dimunution in value of investments	3.20
Loss on sale of fixed assets (Net)	17.09
Others	755.82
	6,272.55

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 22

	Rs. Millions
RESEARCH AND DEVELOPMENT EXPENDITURE	
Salaries, wages and bonus	197.93
Contribution to provident and other funds	13.32
Workmen and staff welfare	16.49
Raw materials and consumables	157.90
Power and fuel	36.09
Clinical trials	79.15
Analytical charges	1.07
Rentals	12.90
Rates and taxes	0.90
Printing and stationery	5.61
Insurance	6.11
Communication	8.46
Legal and professional charges	5.53
Travel and conveyance	36.27
Conferences and meetings	2.26
Loss on sale of fixed assets (Net)	1.99
Others	72.89
	654.87

SCHEDULE 23

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Principles of consolidation**

   The consolidated financial statements comprise the financial statements of the parent company and its subsidiaries.

   Minority interests in equity, profits and losses are disclosed separately.

   The consolidated financial statements have been prepared in Indian Rupees ("Rs."), the national currency of India.

2. **Basis of presentation**

   The consolidated financial statements are prepared on historical cost convention using accounting policies of the parent company unless otherwise stated.

3. **Fixed assets**

   Fixed assets are stated at cost (gross block) less depreciation. Capital works-in-progress include advances.

   In case of revalued fixed assets, the incremental value on revaluation is carried under revaluation reserve and an amount equivalent to the depreciation on incremental value is withdrawn from the reserve to compensate additional depreciation on incremental amount.

   Bought-in trade marks and product licenses are capitalised at cost. In respect of own developed products, only the capital registration fee and external expenses for preparation of technical reports to support each application are capitalised at cost under product licenses. All other expenses to maintain such product licenses are charged to the profit and loss account for the period in which incurred.

4. **Depreciation / Amortisation**

   a] Depreciation on fixed assets is provided on straight line method over useful life estimated by the management or on the basis of depreciation rates prescribed under respective domestic laws.

   b] Goodwill arising on acquisition of subsidiaries is amortised on straight-line basis over the estimated period of benefit, not exceeding twenty years.

   c] Cost of trade marks and product licenses are amortised over five years.

   d] Cost of leasehold land is not amortised over the period of lease.

5. **Investments**

   Investments are classified as current and long-term. Current investments are carried at lower of cost and fair value; long-term investments are carried at cost less provision for permanent diminution in their value.

6. **Valuation of Inventories**

   Inventories are valued as under :

   Stores & spares, raw materials and packaging materials - at weighted average cost

   Finished goods - at lower of cost and net realisable value

   Work-in-process - cost upto estimated stage of process

7. **Deferred revenue expenditure**

   Expenditure for registration and for obtaining regulatory approvals for products for overseas markets are amortised over five years beginning the year of launch of the product.

   Product acquisitions are amortised over five years from the year of acquisition.

8. **Deferred employees compensation**

   Accounting value of stock options representing the excess of the market price of the shares on the date of grant of options under "Employees Stock Option Scheme" over the exercise price of the options is being amortised on straight line basis over the vesting period as "Deferred employees compensation" in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 23

Significant accounting policies and notes to the consolidated financial statements (Contd.)

9. **Sales**

Sales are stated net of returns and taxes.

10. **Research and development**

Capital expenditure is included in the respective heads under fixed assets.

11. **Foreign exchange translations**

a] For the purpose of preparation of consolidated financial statements, assets and liabilities (other than fixed assets of overseas subsidiaries) have been translated at the rates of exchange prevailing on the date of balance sheet and the resultant difference is carried as "Translation reserve or loss" under "Reserves and surplus". All items of the profit and loss accounts have been translated at average exchange rates for the year and the resultant differences are taken directly to the profit and loss account under "Exchange gain (Net)".

b] Premium for forward contracts is recognised as income or expenditure over the life of contract.

12. **Retirement benefits**

a] Contributions to specific schemes are charged to the profit and loss account for the year in which paid.

b] Provisions for future liabilities in respect of gratuity, pension and leave encashment benefits are made on the basis of actuarial valuation.

13. **Taxation**

Provision for tax for the year comprises current income-tax determined to be payable in respect of taxable income and deferred tax being the tax effect of timing differences representing the differences between taxable income and accounting income that originate in one period, and are capable of reversal in one or more subsequent period(s).

14. **Share capital**

a] Share capital includes :

[i] 77,312,003 Equity shares allotted as fully paid bonus shares by capitalisation of reserves and share premium account.

[ii] 3,281,154 Equity shares allotted as fully paid up pursuant to contract without payment being received in cash.

b] Outstanding stock options for equity shares under the "Employees Stock Option Scheme" as at December 31, 2001 :

Date of grant	Numbers	Exercise price
January 12, 2001	208,035	Rs. 673
December 3, 2001	332,250	Rs. 595
	540,285	

c] Allotment of 18,497 Equity shares of Rs. 10 each, on payment of Rs. 125 (including Rs. 115 on account of share premium) and 18,497 Equity shares of Rs. 10 each on payment of Rs. 175 (including Rs. 165 on account of share premium), against 12% Fully convertible debentures of Rs. 300 each (1993 Series) in terms of the letter of offer dated September 20, 1993 already converted, has been kept in abeyance under provisions of section 206-A of the Companies Act, 1956.

	Rs. Millions
15. Loan funds due within one year	**680.52**
16. Remuneration to directors of parent company*	
Salaries and allowances	12.91
Contribution to provident and other funds	2.21
Directors' fee	0.35
Commission	20.05
Perquisites	8.45
	43.97

* Exclusive of provision for future liabilities in respect of retirement benefits where the same are based on actuarial valuation done on overall Company basis and amortisation of deferred employees compensation on grant of stock options under "Employees Stock Option Scheme".

	Rs. Millions
17. Contingent liabilities	
Claims not acknowledged as debts	144.42
Guarantees to banks on account of joint ventures	58.64
Bills purchased/discounted under letters of credit	454.55
Demand for taxes pending in appeal	4.23
18. Capital commitments (Net of advances)	51.98
19. Future obligations for leased assets	254.15

SCHEDULES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE 23

Significant accounting policies and notes to the consolidated financial statements (Contd.)

20. Consolidated financial statements comprise the financial statements of the parent company and its subsidiaries listed below:

Subsidiary	Country of incorporation	Group Shareholding (%)
Domestic :		
Wholly owned		
Ranbaxy Drugs and Chemicals Company	India	100.00
Ranbaxy Drugs Limited	India	100.00
Ranbaxy Fine Chemicals Limited	India	100.00
Rexcel Pharmaceuticals Limited	India	100.00
Solus Pharmaceuticals Limited	India	100.00
Vidyut Investments Limited	India	100.00
Vidyut Travel Services Limited	India	100.00
Gufic Pharma Limited	India	100.00
Other		
Vorin Laboratories Limited	India	51.05
Overseas :		
Wholly owned		
Ranbaxy Do Brazil Ltda.	Brazil	100.00
Ranbaxy Egypt Limited	Egypt	100.00
Basics GmbH	Germany	100.00
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00
Ranbaxy Ireland Limited	Ireland	100.00
Ranbaxy Mauritius Limited	Mauritius	100.00
Ranbaxy (Netherlands) B.V.	Netherlands	100.00
Ranbaxy N.A.N.V	Netherlands	100.00
Ranbaxy Pharmaceuticals BV	Netherlands	100.00
Ranbaxy Panama, S.A.	Panama	100.00
Ranbaxy Poland Sp. Zoo.	Poland	100.00
Ranbaxy (S.A.) Proprietary Limited	South Africa	100.00
Ranbaxy (UK) Limited	United Kingdom	100.00
Ranbaxy Europe Limited	United Kingdom	100.00
Ranbaxy Holdings (UK) Limited	United Kingdom	100.00
Ohm Laboratories Inc.	United States of America	100.00
Ranbaxy Pharmaceuticals Inc.	United States of America	100.00
Ranlab Inc.	United States of America	100.00
RanPharm Inc.	United States of America	100.00
Ranchem Inc.	United States of America	100.00
Ranbaxy Vietnam Company Limited	Vietnam	100.00
Others		
Ranbaxy Farmaceutica Ltda.	Brazil	55.00
Ranbaxy(Guangzhou China)	China	78.67
Ranbaxy Nigeria Limited	Nigeria	84.35
Ranbaxy PRP (Peru) S.A.C.	Peru	75.00

21. The consolidated financial statements have been prepared in compliance of clause 32 of the listing agreement with stock exchanges.

On behalf of the Board of Directors

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2002

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J. M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

HARPAL SINGH
Director

S. K. PATAWARI
Secretary

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001

		Rs Millions
A.	**CASH FLOW FROM OPERATING ACTIVITIES**	
	Profit before tax and after minority interests	3,006.32
	Minority interests	28.59
	Adjustments for :	
	Depreciation (Net)	748.16
	Amortisation of :	
	Deferred revenue expenditure	169.48
	Trade marks and product licences	180.42
	Goodwill	37.02
	Deferred employees compensation	0.80
	Gain on foreign exchange conversion	(59.54)
	Dividend income	(6.89)
	Lease rentals income	(25.18)
	Profit on disposal of investments	(728.86)
	Loss on sale of fixed assets (Net)	19.08
	Provision for diminution in the value of investments	3.20
	Interest (Net)	597.85
	Provision for doubtful debts and advances	350.41
		1,285.95
	Operating profit before working capital changes	4,320.86
	Adjustments for :	
	Sundry debtors / receivables	(1,827.10)
	Inventories	(459.91)
	Trade/Other payables	(1,346.39)
	Deferred tax liabilities	1,350.78
	Other current assets	(211.63)
		(2,494.25)
	Cash generated from operations	1,826.61
	Direct taxes paid (Net of refunds)	(277.76)
	Cash flow before prior period adjustments	1,548.85
	Prior period items	(31.99)
	Depreciation written back	81.82
	Net cash inflow from operating activities	1,598.68
B.	**CASH FLOW FROM INVESTING ACTIVITIES**	
	Purchase of fixed assets / capital works-in-progress	(1,243.07)
	Sale proceeds of fixed assets	108.24
	Purchase of investments	(83.80)
	Sale proceeds of investments	800.86
	Loans and advances (Net)	740.06
	Lease revenue income (Gross)	19.10
	Interest received	156.26
	Dividend received	6.89
	Product registration and regulatory expenditure / product acquisition	(456.39)
	Net cash inflow from investing activities	48.15
C.	**CASH FLOW FROM FINANCING ACTIVITIES**	
	Employees stock options outstanding	0.80
	Increase in bank borrowings for working capital	285.90
	Decrease in other borrowings	(545.06)
	Interest paid	(754.11)
	Dividend paid	(869.22)
	Net cash outflow from financing activities	(1,881.69)
	DECREASE IN CASH AND CASH EQUIVALENTS	(234.86)
	Cash and cash equivalents at the beginning	1,309.12
	Cash and cash equivalents at the close	1,074.26
Note		
	Cash and cash equivalents include :	
	Cash and cheques in hand	95.98
	With banks in :	
	Current accounts (Net of dividend accounts)	884.99
	Deposit accounts	91.88
	Short term deposits	1.41
		1,074.26

On behalf of the Board of Directors

TEJENDRA KHANNA
Chairman

D. S. BRAR
CEO & Managing Director

DR. J. M. KHANNA
DR. BRIAN W. TEMPEST
V. K. KAUL
Whole-time Directors

VIVEK BHARAT RAM
Director

S.K.PATAWARI
Secretary

HARPAL SINGH
Director

Auditor's certificate

We have verified the above consolidated cash flow statement of Ranbaxy Laboratories Limited derived from the audited consolidated financial statements for the year ended December 31, 2001 and found the same to be drawn in accordance therewith.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : April 29, 2002

SOLUS PHARMACEUTICALS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Seventh Annual Report of the Company and Audited Accounts for the year ended December 31, 2001.

Operations

During the year under review, the Company has started providing services to Ranbaxy Laboratories Ltd.- Holding Company, for promotion and marketing of the pharmaceuticals products. The Company has earned a net profit of Rs.11.86 lacs and the same has been carried forward to the next year.

Dividend

In view of accumulated losses, Board of Directors has not recommended any dividend.

Directors

Mr. C. S. Muralidharan, Director resigned effective 31st July, 2001.

Mr.Lalit Ahluwalia was appointed as an Additional Director effective 31st July, 2001 and he holds office upto the date of this Annual General Meeting. The Company has received a notice from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr.Lalit Ahluwalia as a Director of the Company.

Dr.Brian W Tempest, Director, retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the year under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars to be furnished with regard to conservation of energy/ technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Walker, Chandiok & Co. Chartered Accountants retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your directors' confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the profit of the Company for that period;

(iii) that the directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the directors have prepared the annual accounts on a going concern basis.

Acknowledgements

Your directors wish to place on record their deep sense of appreciation of sustained and dedicated efforts put in by all personnel at all levels.

Your directors also appreciate the valuable assistance and co-operation and continued support extended by the Company's bankers, medical profession and business associates.

On behalf of the Board of Directors

Place : New Delhi
Dated : March 27, 2002

SANJIV D. KAUL
Chairman

AUDITORS' REPORT

To the shareholders,

We have audited the attached balance sheet of **Solus Pharmaceutical Limited** ("the Company") as at December 31,2001 and also the annexed profit and loss account of the Company for the year ended on that date and report that :

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.
2. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
3. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;
4. The balance sheet and the profit and loss account dealt with by this report are in agreement with the books of account;
5. In our opinion and to the best of our information and according to the explanations given to us, the accounts, read together with the notes thereon comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 and give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:
   (i) *in the case of the balance sheet, of the state of the Company's affairs as at December 31,2001; and*
   (ii) in the case of the profit and loss account, of the profit for the year ended on that date.
6. On the basis of written representation received from the directors and taken on record by the board of directors, we report that none of the directors is disqualified as at December 31,2001 from being appointed as a director in term of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 27, 2002

Vinod Chandiok
Partner

Annexure to the auditors' report to the shareholders of Solus Pharmaceuticals Limited on the accounts for the year ended December 31, 2001. (Referred to in para 1 of our report of even date.)

(i) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. The fixed assets have been physically verified by the management during the year and no discrepancies have been noticed on such verification. In our opinion, the frequency of physical verification is reasonable having regard to the size of the Company and the nature of its business;

(ii) There has been no revaluation of the fixed assets during the year;

(iii) The stock of raw materials and packaging materials have been physically verified by the management at reasonable intervals during the year;

(iv) The procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business;

(v) The discrepancies noticed on physical verification of stocks as compared to book records, which were not material, have been properly dealt with in the books of account;

(vi) In our opinion, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year;

(vii) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 / from companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956;

(viii) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act,1956 / to companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956;

(ix) In respect of loans and advances in the nature of loan given by the Company to its employees, the amounts are being repaid by the employees as per stipulations and they are regular in payment of interest, wherever applicable;

(x) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchases of raw materials, equipment and other assets and with regard to sale of goods;

(xi) According to the information and explanations given to us, no transactions for the purchase of goods and materials and sale of goods, materials and services aggregating during the year to Rs. 50000/- (Rupees fifty thousand) or more, in respect of each party were made in pursuance of contracts or arrangements required to be entered in the register maintained under section 301 of the Companies Act, 1956;

(xii) As explained to us, the Company has a regular procedure for determination of unserviceable or damaged raw materials or finished goods. Adequate provision has been made in the accounts in this respect;

(xiii) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and nature of its business;

(xiv) As per the records of the Company, provident fund and employees' state insurance dues have been regularly deposited during the year with the appropriate authorities;

(xv) According to the records of the Company, there are no undisputed amounts payable in respect of income- tax, wealth- tax, sales- tax, customs duty and excise duty outstanding as at December 31,2001 for a period of more than six months from the date the same became payable;

(xvi) According to the information and explanation given to us and the records of the Company examined by us, no personal expenses of employees or directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice;

(xvii) There are no damaged trading stocks and therefore the question of providing for loss does not arise;

(xviii) The other clauses of the Order are not applicable to the Company/required to be reported.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 27, 2002

Vinod Chandiok
Partner

SOLUS PHARMACEUTICALS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2001

Rs. Lacs

	Schedule	As at December 31, 2001	As at December 31, 2000
SOURCES OF FUNDS			
Shareholders' funds:			
Capital	1	300.07	300.07
Loan funds			
Secured loans	2	-	119.81
Unsecured loans	3	-	350.00
TOTAL		300.07	769.88
APPLICATION OF FUNDS			
Fixed assets	4		
Gross block		48.40	51.42
Less : Depreciation		28.95	24.35
Net block		19.45	27.07
Investments	5	76.41	76.41
Current assets, loans and advances			
Inventories	6	1.87	1,362.91
Sundry debtors	7	132.39	519.95
Cash and bank balances	8	7.11	131.31
Loans and advances	9	59.45	69.36
		200.82	2,083.53
Less :			
Current liabilities and provisions			
Liabilities	10	65.62	1,500.53
Provisions	11	23.83	26.28
		89.45	1,526.81
Net current assets		111.37	556.72
Net deferred tax assets	12	8.25	-
Miscellaneous expenditure (To the extent not written off or adjusted)			
Preliminary expenses		0.15	0.21
Deficit in profit and loss account		84.44	109.47
TOTAL		300.07	769.88
Significant accounting policies	20		
Notes to the accounts	21		

The schedules referred to above form an integral part of the accounts.

This is the balance sheet referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : March 27, 2002

On behalf of the Board of Directors

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	Schedule	Year ended December 31, 2001	Year ended December 31, 2000
INCOME			
Turnover	13	984.47	4,402.15
Others	14	12.22	8.09
		996.69	4,410.24
EXPENDITURE			
Materials	15	469.35	2,725.99
Processing charges		2.09	2.50
Excise duty		1.75	1.88
Personnel	16	348.33	374.20
Selling and administration	17	118.92	1,127.68
Finance charges	18	33.54	87.51
Depreciation		5.53	5.56
		979.51	4,325.32
Profit before tax		17.18	84.92
Provision for tax	19	5.32	7.20
Profit after tax		11.86	77.72
Accumulated deficit as per last balance sheet		(109.47)	(190.53)
Earlier years :			
Income - tax		9.12	3.34
Deferred tax		4.05	-
Accumulated deficit carried over		(84.44)	(109.47)

The schedules referred to above form an integral part of the accounts.

This is the profit and loss account referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated. : March 27, 2002

On behalf of the Board of Directors

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

SOLUS PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	As at December 31, 2001	As at December 31, 2000
SCHEDULE - 1		
Share Capital		
Authorised		
50,02,000 Equity shares of Rs. 10/- each	500.20	500.20
	500.20	500.20
Issued , subscribed and paid up		
30,00,700 Equity shares of Rs. 10/- each fully paid up	300.07	300.07
	300.07	300.07
SCHEDULE - 2		
Secured Loans		
From bank – Cash credit limit		
Secured by way of first charge on stocks, all moveable property of any kind and book debts, outstandings, claims and bills both present and future.	–	119.81
	–	119.81
SCHEDULE - 3		
Unsecured Loans		
Short-term loans and advances		
From holding Company	–	350.00
	–	350.00

SCHEDULE - 4	As at January 1, 2001	Additions	Deletions	As at December 31, 2001
Fixed Assets				
Gross block				
Airconditioners	0.25	–	–	0.25
Furniture, fixtures, equipment etc.	12.94	–	–	12.94
Computers	25.84	–	–	25.84
Vehicles	12.39	–	3.02	9.37
Total - Current year	51.42	–	3.02	48.40
Total - Previous year	49.11	3.79	1.48	51.42
Depreciation				
Airconditioners	0.07	0.01	–	0.08
Furniture, fixtures, equipment etc.	5.10	0.53	–	5.63
Computers	15.55	4.10	–	19.65
Vehicles	3.63	0.89	0.93	3.59
Total - Current year	24.35	5.53	0.93	28.95
Total - Previous year	19.40	5.56	0.61	24.35
Net block				
Airconditioners	0.18			0.17
Furniture, fixtures, equipment etc.	7.84			7.31
Computers	10.29			6.19
Vehicles	8.76			5.78
Total - Current year	27.07			19.45
Total - Previous year	29.71			27.07

	As at December 31, 2001	As at December 31, 2000
SCHEDULE - 5		
Investments		
Long Term - Quoted		
(Other than trade)		
4,00,000 Equity shares of Rs. 10/- each fully paid in Vorin Laboratories Limited	76.41	76.41
	76.41	76.41
Market Value	92.00	91.40
SCHEDULE - 6		
Inventories		
(As certified by a director)		
Packaging materials	0.62	0.37
Finished goods	–	1,359.81
Raw materials	1.25	2.73
	1.87	1,362.91
SCHEDULE - 7		
Sundry debtors		
(Unsecured)		
Debts over six months – considered doubtful	20.40	13.61
Less : Provision	(20.40)	(13.61)
	–	–
Other debts – considered good	132.39	519.95
	132.39	519.95

SOLUS PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	As at December 31, 2001	As at December 31, 2000
SCHEDULE - 8		
Cash and Bank Balances		
Cash in hand	0.15	0.14
With scheduled banks in current accounts	6.96	131.17
	7.11	131.31
SCHEDULE - 9		
Loans and Advances		
(Unsecured, considered good unless otherwise stated)		
Advances recoverable in cash or in kind or for value to be received	37.40	57.70
Less: Doubtful and provision thereagainst	(5.12)	(3.70)
	32.28	54.00
Security deposits	1.93	3.56
Income-tax paid	25.24	11.80
	59.45	69.36
SCHEDULE - 10		
Current Liabilities		
Sundry creditors		
Holding company	–	1,003.47
Small scale industrial undertakings	1.14	7.90
Others	2.22	335.83
Other liabilities	62.26	153.33
	65.62	1,500.53
SCHEDULE - 11		
Provision		
Tax	13.62	16.86
Retirement benefits	10.21	9.42
	23.83	26.28
SCHEDULE - 12		
Net Deferred Tax Asset		
Deferred tax assets		
Provision for :		
Doubtful debts/advances	9.10	–
Retirement benefits	2.01	–
Others	0.17	–
	11.28	–
Deferred tax liabilities		
Accumulated depreciation	(3.03)	–
	8.25	–

	Year ended December 31, 2001	Year ended December 31, 2000
SCHEDULE - 13		
Turnover		
Sales	414.47	4,402.15
Services rendered	570.00	–
	984.47	4,402.15
SCHEDULE - 14		
Other Income		
Claims	0.45	2.22
Interest :		
Income tax refund	0.13	0.90
Others	0.33	0.37
Unclaimed balances and excess provision written back	3.63	0.77
Profit on sale of fixed assets	–	0.02
Miscellaneous receipts	7.68	3.81
	12.22	8.09
SCHEDULE - 15		
Materials		
Raw materials consumed	6.13	7.32
Packaging materials consumed	3.61	3.98
Finished goods purchased less returns	(900.20)	3,569.43
Stock of finished goods		
Opening stock	1,359.81	505.07
Closing stock	–	1,359.81
(Increase) / Decrease in finished goods	1,359.81	(854.74)
	469.35	2,725.99
SCHEDULE - 16		
Personnel		
Salaries and bonus	309.68	334.86
Contribution to provident and other funds	24.48	24.34
Employees welfare	14.17	15.00
	348.33	374.20

SOLUS PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	Year ended December 31, 2001	Year ended December 31, 2000
SCHEDULE - 17		
Selling and Administration		
Rentals	0.72	27.83
Legal and professional charges	3.19	7.66
Communication	13.41	43.13
Rates and taxes	0.09	0.46
Insurance	8.35	13.68
Travel and transport	6.81	171.11
Payment to auditors :		
Audit fee	0.92	0.92
Tax audit fee	0.69	0.69
Certification fee	0.02	–
Service tax	0.08	0.08
	1.71	1.69
Advertising and sales promotion	5.34	224.24
Recruitment and training	13.53	12.02
Trade discount	40.10	390.90
C&F Commission / charges	–	93.97
Sales tax absorbed	1.20	5.51
Loss on sale of assets	1.43	0.51
Provision for doubtful debts/advances	8.21	15.92
Preliminary expenses	0.06	0.06
Others	14.77	118.99
	118.92	1,127.68
SCHEDULE - 18		
Finance Charges		
Interest	31.16	57.88
Bank charges	2.38	29.63
	33.54	87.51
SCHEDULE - 19		
Provision for tax		
Current income-tax	9.52	7.20
Deferred income-tax	(4.20)	–
	5.32	7.20

SCHEDULE - 20

Significant accounting policies

1. **Fixed assets and depreciation**
   Fixed assets are stated at cost (gross block) less accumulated depreciation. Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.
2. **Investments**
   Long term investments are stated at cost. Provision for diminution in value of investments, other than temporary, is made in the accounts.
3. **Inventories**
   Inventories are valued as under :
   Raw materials, Packaging materials - at weighted average cost
   Finished goods -at lower of cost and net realisable value.
4. **Sales**
   Sales are stated net of returns and sales tax.
5. **Preliminary expenses**
   Preliminary expenses are written off over a period of ten financial years.
6. **Retirement benefits**
   Contribution in respect of provident fund and superannuation fund are made to Trusts set up by the Company for the purpose. Provision for gratuity and leave encashment benefit of the employees is made on the basis of actuarial valuation.

SCHEDULE - 21

Notes to the accounts

1. In the opinion of the board of directors, current assets, loans and advances have a value on realisation in the ordinary course of business at least equal to the amounts at which they are stated and provision for all known liabilities has been made in the accounts.
2. In accordance with the provisions of the Accounting Standard on "Accounting for Taxes on Income " issued by the Institute of Chartered Accountants of India, the Company has recognised net deferred tax asset as at December 31, 2000 amounting to Rs 4.05 lacs and net deferred tax asset for the year amounting to Rs 4.20 lacs and accordingly net deferred tax asset of Rs 8.25 lacs is disclosed as an asset in the balance sheet.(Refer Schedule 12)
3. *The tax year of the Company being the year ending March 31, the provision for current income-tax for the year is the aggregate of the provision made* for the three months ended March 31,2001 and the provision based on the figures for the remaining nine months upto December 31,2001,the ultimate tax liability of which will be determined on the basis of the figures for the period April 1, 2001 to March 31, 2002.
4. The entire equity share capital of the Company is held by Ranbaxy Laboratories Limited, the holding company and its nominees.
5. Directors' remuneration

Rs. Lacs

	Year ended December 31, 2001	Year ended December 31, 2000
Salary	–	1.84
Contribution to provident and other funds	–	0.31
Perquisites	–	0.19
	–	2.34

6. Expenditure in foreign currency

Travel	–	0.59

7. The small scale industrial undertaking to whom the Company owes a sum exceeding Rs 1 lac which is outstanding for more than 30 days is Delta Aromatics Private Limited.
8. *Previous year figures have been regrouped wherever considered necessary to make them comparable with those of the current year.*

SOLUS PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE - 21

Notes to the accounts (Contd.)

9. Production, purchases, sales and stocks

Particulars	Unit of Measure	Opening Stock		Purchases-less returns/ Production		Sales		Closing stock	
		Quantity	Value Rs. Lacs	Quantity	Value Rs. Lacs	Quantity *	Value Rs. Lacs	Quantity	Value Rs. Lacs
Traded Goods									
Capsules	Nos / Lacs	**161.09**	**517.34**	**- 42.03**	**- 146.07**	**119.06**	**368.12**	–	–
		(89.45)	(115.16)	(567.85)	(1,081.22)	(496.21)	(1,012.99)	(161.09)	(517.34)
Drysyrup/ Liquid	Nos / Lacs	**4.3**	**114.26**	**- 3.69**	**- 100.85**	**0.61**	**11.93**	–	–
		(1.28)	(38.23)	(16.92)	(436.77)	(13.90)	(425.71)	(4.30)	(114.26)
Tablet	Nos / Lacs	**435.88**	**726.02**	**- 312.29**	**- 653.28**	**123.59**	**18.91**	–	–
		(240.34)	(350.57)	(1,381.33)	(2,051.44)	(1,185.80)	(2,940.41)	(435.87)	(726.02)
Total			**1,357.62**		**- 900.20**		**398.96**		–
			(503.96)		(3,569.43)		(4,379.11)		(1,357.62)
Goods processed from outside									
Liquid	Nos / Lacs	**0.19**	**2.19**	**1.17**		**1.36**	**15.51**	–	–
		(0.10)	(1.11)	(1.43)		(1.34)	(23.04)	(0.19)	(2.19)
Total			**1,359.81**		**-900.20**		**414.47**		–
			(505.07)		(3,569.43)		(4,402.15)		(1,359.81)

* -Inclusive of physician samples / claims / write off etc.
-Figures in parenthesis are for previous year

10. Consumption of raw materials

Particulars	Year ended December 31, 2001 Quantity In Kg.	Year ended December 31, 2001 Value Rs. Lacs	Year ended December 31, 2000 Quantity In Kg.	Year ended December 31, 2000 Value Rs. Lacs
Eucalyptus oil	**621.90**	**1.93**	749.06	2.31
Pudinah ka tel	**414.95**	**2.31**	497.58	2.78
Juniper berry oil	**41.48**	**1.52**	49.62	1.82
Others		**0.37**		0.41
Total		**6.13**		7.32

11. All raw materials consumed are indigenous

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : March 27, 2002

On behalf of the Board of Directors

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

SOLUS PHARMACEUTICALS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	55-65783	State Code:	55
Balance Sheet Date:	31 12 2001		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	30007	Total Assets:	30007
Sources of Funds			
Paid-up Capital:	30007	Reserves and surplus:	NIL
Secured Loans:	NIL	Unsecured Loans:	NIL
Application of Funds			
Net Fixed Assets:	1945	Investments:	7641
Net Current Assets:	11137	Misc. Expenditure:	15
Accumulated Losses:	8444	Net deferred tax asset	825

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover Including Other Income	99669	Total Expenditure:	97951
Profit/ Loss before Tax:	+ ✓ 1718	Profit/Loss after Tax:	+ ✓ 1186
Earning Per Share in Rs.	NI.L	Dividend Rate (%) :	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCT OF COMPANY (AS PER MONETARY TERMS)

Item Code No.	1004422&25
Product Description	VENLAFAXINEXR
Item Code No.	1004408,09&20
Product Description	ALPRAZOLAM
Item Code No.	1004406
Product Description	OLESAN OIL

On behalf of the Board of Directors

Place : New Delhi
Dated : March 27, 2002

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

REXCEL PHARMACEUTICALS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Fifth Annual Report of the Company and Audited Accounts for the year ended December 31, 2001.

Operations

During the year under review, the Company has started providing services to Ranbaxy Laboratories Ltd.-Holding Company, for promotion and marketing of the pharmaceuticals products. The Company has incurred a net loss of Rs. 16.98 lacs and the same has been carried forward to the next year.

Directors

Mr. C. S. Muralidharan. Director resigned effective 31st July, 2001.

Mr. Lalit Ahluwalia was appointed as an Additional Director effective 31st July, 2001 and he holds office upto the date of this Annual General Meeting. The Company has received a notice from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Lalit Ahluwalia as a Director of the Company.

Mr. P. Bindra, Director, retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the year under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars to be furnished with regard to conservation of energy/ technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Walker, Chandiok & Co. Chartered Accountants retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your directors' confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the profit and loss of the Company for that period;

(iii) that the directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the directors have prepared the annual accounts on a going concern basis.

Acknowledgements

Your directors wish to place on record their deep sense of appreciation of sustained and dedicated efforts put in by all personnel at all levels.

Your directors also appreciate the valuable assistance and co-operation and continued support extended by the Company's bankers, medical profession and business associates.

On behalf of Board of Directors

Place : New Delhi
Dated : March 27, 2002

SANJIV D. KAUL
Chairman

AUDITORS' REPORT

To the shareholders,

We have audited the attached balance sheet of **Rexcel Pharmaceuticals Limited** ("the Company") as at December 31,2001 and also the annexed profit and loss account of the Company for the year ended on that date and report that :

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.
2. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
3. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;
4. The balance sheet and the profit and loss account dealt with by this report are in agreement with the books of account;
5. In our opinion and to the best of our information and according to the explanations given to us, the accounts, read together with the notes thereon comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 and give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:
   (i) in the case of the balance sheet, of the state of the Company's affairs as at December 31,2001; and
   (ii) in the case of the profit and loss account, of the loss for the year ended on that date.
6. On the basis of written representation received from the directors and taken on record by the board of directors, we report that none of the directors is disqualified as at December 31,2001 from being appointed as a director in term of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 27, 2002

Vinod Chandiok
Partner

Annexure to the auditors' report to the shareholders of Rexcel Pharmaceuticals Limited on the accounts for the year ended December 31, 2001. (Referred to in para 1 of our report of even date.)

(i) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. The fixed assets have been physically verified by the management during the year and no discrepancies have been noticed on such verification. In our opinion, the frequency of physical verification is reasonable having regard to the size of the Company and the nature of its business;

(ii) There has been no revaluation of the fixed assets during the year;

(iii) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 / from companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956;

(iv) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act,1956 / to companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956;

(v) In respect of loans and advances in the nature of loan given by the Company to its employees, the amounts are being repaid by the employees as per stipulations and they are regular in payment of interest, wherever applicable;

(vi) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchases of equipment and other assets and with regard to sale of goods;

(vii) According to the information and explanations given to us, no transactions for the purchase of goods and materials and sale of goods, materials and services aggregating during the year to Rs. 50000/- (Rupees fifty thousand) or more, in respect of each party were made in pursuance of contracts or arrangements required to be entered in the register maintained under section 301 of the Companies Act, 1956;

(viii) As explained to us, the Company has a regular procedure for determination of unserviceable or damaged finished goods. Adequate provision has been made in the accounts in this respect;

(ix) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and nature of its business;

(x) As per the records of the Company, provident fund and employees' state insurance dues have been regularly deposited during the year with the appropriate authorities;

(xi) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2001 for a period of more than six months from the date the same became payable;

(xii) According to the information and explanations given to us and the records of the Company examined by us, no personal expenses of employees or directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice;

(xiii) The other clauses of the order are not applicable to the Company/required to be reported.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 27, 2002

Vinod Chandiok
Partner

REXCEL PHARMACEUTICALS LIMITED

BALANCE SHEET
AS AT DECEMBER 31, 2001

	Schedule	As at December 31, 2001 (Rs. Lacs)	As at December 31, 2000 (Rs. Lacs)
SOURCES OF FUNDS			
Shareholders' funds:			
Capital	1	100.00	100.00
Reserves and surplus	2	251.70	249.14
		351.70	349.14
Loan funds			
Secured loans	3	–	73.10
Unsecured loans	4	–	650.00
TOTAL		351.70	1,072.24
APPLICATION OF FUNDS			
Fixed assets	5		
Gross block		49.61	118.49
Less : Depreciation		23.31	25.62
Net block		26.30	92.87
Current assets, loans and advances			
Inventories	6	–	1,950.23
Sundry debtors	7	659.70	783.24
Cash and bank balances	8	12.37	246.81
Loans and advances	9	120.13	179.70
		792.20	3,159.98
Less :			
Current liabilities and provisions			
Liabilities	10	375.16	2,068.13
Provisions	11	115.19	112.48
		490.35	2,180.61
Net current assets		301.85	979.37
Net deferred tax assets	12	23.55	–
TOTAL		351.70	1,072.24
Significant accounting policies	20		
Notes to the accounts	21		

The schedules referred to above form an integral part of the accounts.

This is the balance sheet referred to in our report of even date.

On behalf of the Board of Directors

For Walker, Chandiok & Co
Chartered Accountants

ASHOK KUMAR JAIN
Company Secretary

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

Vinod Chandiok
Partner

Place : New Delhi
Dated : March 27, 2002

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Schedule	Year ended December 31, 2001 (Rs. Lacs)	Year ended December 31, 2000 (Rs. Lacs)
INCOME			
Turnover	13	1,005.55	10,095.90
Others	14	7.38	8.41
		1,012.93	10,104.31
EXPENDITURE			
Cost of goods sold	15	50.40	7,269.51
Personnel	16	730.54	606.71
Selling and administration	17	185.32	2,006.93
Finance charges	18	69.93	191.13
Depreciation		5.28	6.62
		1,041.47	10,080.90
Profit/(Loss) before tax		(28.54)	23.41
Provision for tax	19	11.56	(14.00)
Profit/(Loss) after tax		(16.98)	9.41
Balance as per last balance sheet		249.14	233.42
Earlier years :			
Income - tax		12.00	6.31
Deferred tax		7.54	–
Balance Carried Over		251.70	249.14

The schedules referred to above form an integral part of the accounts.

This is the profit and loss account referred to in our report of even date.

On behalf of the Board of Directors

For Walker, Chandiok & Co
Chartered Accountants

ASHOK KUMAR JAIN
Company Secretary

SANJIV D. KAUL
Chairman

LALIT AHLUWALIA
Director

Vinod Chandiok
Partner

Place : New Delhi
Dated : March 27, 2002

REXCEL PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	As at December 31, 2001	As at December 31, 2000
SCHEDULE - 1		
Share Capital		
Authorised		
20,00,000 Equity shares of Rs. 10 each	**200.00**	200.00
	200.00	200.00
Issued, subscribed and paid up		
10,00,000 Equity shares of Rs. 10 each fully paid up	**100.00**	100.00
	100.00	100.00
SCHEDULE - 2		
Reserves and Surplus		
Surplus in profit & loss account	**251.70**	249.14
	251.70	249.14
SCHEDULE - 3		
Secured Loans		
From bank - Cash credit limit		
Secured by way of first charge on stocks, all moveable property of any kind and book debts, outstandings, claims and bills both present and future.	-	73.10
	-	73.10
SCHEDULE - 4		
Unsecured Loans		
Short-term loans and advances		
From holding Company	-	650.00
	-	650.00

SCHEDULE - 5

Rs. Lacs

Fixed Assets	As at January 1, 2001	Additions	Deletions	As at December 31, 2001
Gross Block				
Addition and alteration to leased premises	**47.53**	–	47.53	–
Airconditioners	**13.78**	–	8.80	**4.98**
Furniture, fixtures, equipment etc	**23.42**	–	12.55	**10.87**
Computers	**20.75**	–	–	**20.75**
Vehicles	**13.01**	–	–	**13.01**
Total - Current year	**118.49**	–	68.88	**49.61**
Total - Previous year	**114.43**	4.06	–	**118.49**
Depreciation				
Addition and alteration to leased premises	**2.77**	0.06	2.83	–
Airconditioners	**2.33**	0.27	1.51	**1.09**
Furniture, fixtures, equipment etc	**8.58**	0.36	3.25	**5.69**
Computers	**8.15**	3.36	–	**11.51**
Vehicles	**3.79**	1.23	–	**5.02**
Total - Current year	**25.62**	5.28	7.59	**23.31**
Total - Previous year	**19.00**	6.62	–	**25.62**
Net Block				
Addition and alteration to leased premises	**44.76**			–
Airconditioners	**11.45**			**3.89**
Furniture, fixtures, equipment etc	**14.84**			**5.18**
Computers	**12.60**			**9.24**
Vehicles	**9.22**			**7.99**
Total - Current year	**92.87**			**26.30**
Total - Previous year	**95.43**			**92.87**

Rs. Lacs

	As at December 31, 2001	As at December 31, 2000
SCHEDULE - 6		
Inventories		
(As certified by a director)		
Stock in trade	-	1,950.23
	-	1,950.23
SCHEDULE - 7		
Sundry debtors		
(Unsecured)		
Debts over six months - considered doubtful	**27.41**	15.50
Less : Provision	**(27.41)**	(15.50)
	–	–
Other debts - considered good	**659.70**	783.24
	659.70	783.24
SCHEDULE - 8		
Cash and bank balances		
Cash in hand	**0.38**	0.47
With scheduled banks in current accounts	**11.99**	246.34
	12.37	246.81

REXCEL PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	As at December 31, 2001	As at December 31, 2000
SCHEDULE - 9		
Loans and advances		
(Unsecured, considered good unless otherwise stated)		
Advances recoverable in cash or in kind or for value to be received	39.89	49.22
Less : Doubtful and provision theiragainst	(1.50)	(0.41)
	38.39	48.81
Security deposits	3.50	53.86
Income-tax paid	78.24	77.03
	120.13	179.70
SCHEDULE - 10		
Current liabilities		
Sundry creditors		
Holding company	–	1,569.19
Small scale industrial undertakings	–	6.64
Others	8.94	36.47
Other liabilities	366.22	455.83
	375.16	2,068.13
SCHEDULE - 11		
Provisions		
Tax	55.45	63.00
Retirement benefits	59.74	49.48
	115.19	112.48
SCHEDULE - 12		
Net Deferred tax asset		
Deferred tax assets		
Provision for :		
Doubtful debts/advances	10.32	–
Retirement benefits	16.82	–
Others	0.15	–
	27.29	–
Deferred tax liabilities		
Accumulated depreciation	(3.74)	–
	23.55	–

	Year ended December 31, 2001	Year ended December 31, 2000
SCHEDULE - 13		
Turnover		
Sales	45.55	10,095.90
Services rendered	960.00	–
	1,005.55	10,095.90
SCHEDULE - 14		
Other Income		
Claims	–	3.07
Interest:		
Income tax refunds	2.08	–
Others	0.73	3.33
Miscellaneous receipts	1.16	–
Excess provisions written back	3.41	2.01
	7.38	8.41
SCHEDULE - 15		
Cost of goods sold		
Opening stock	1,950.23	2,312.88
Purchases less returns	(1,899.83)	6,906.86
Less : Closing stock	–	1,950.23
	50.40	7,269.51
SCHEDULE - 16		
Personnel		
Salaries and bonus	651.12	530.21
Contribution to provident and other funds	59.67	57.68
Employees welfare	19.75	18.82
	730.54	606.71

REXCEL PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Lacs	
	Year ended December 31, 2001	Year ended December 31, 2000
SCHEDULE - 17		
Selling and adminstration		
Rentals	**4.25**	40.92
Legal and professional charges	**3.97**	12.61
Communication	**25.91**	58.69
Rates and taxes	**0.11**	0.28
Insurance	**16.13**	37.12
Travel and transport	**9.05**	233.64
Payment to auditors :		
Audit fee	**1.15**	1.15
Tax audit fee	**0.92**	0.92
Service tax	**0.10**	0.10
	2.17	2.17
Advertising and sales promotion	**2.77**	367.94
Recruitment and training	**26.73**	16.46
Trade discount	**4.92**	881.51
C&F Commission / charges	**0.39**	196.30
Sales tax absorbed (Net)	**1.26**	17.64
Loss on sale of assets	**58.79**	–
Provision for doubtful debts/advances	**13.00**	5.09
Others	**15.87**	136.56
	185.32	2,006.93
SCHEDULE - 18		
Finance charges		
Interest	**65.51**	142.34
Bank charges	**4.42**	48.79
	69.93	191.13
SCHEDULE - 19		
Provision for tax		
Current income-tax	**(4.45)**	(14.00)
Deferred income-tax	**16.01**	–
	11.56	(14.00)

SCHEDULE - 20

Significant accounting policies

1. **Fixed assets and depreciation**

   Fixed assets are stated at cost (gross block) less accumulated depreciation. Depreciation on fixed assets is provided on straight-line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

2. **Inventories**

   Stock in trade is valued at lower of cost and net realisable value.

3. **Sales**

   Sales are stated net of returns and sales tax.

4. **Retirement benefits**

   Contribution in respect of provident fund and superannuation fund are made to Trusts set up by the Company /Holding Company for the purpose. Provision for gratuity and leave encashment benefit of the employees is made on the basis of actuarial valuation.

SCHEDULE - 21

Notes to the accounts

1. In the opinion of the board of directors, current assets, loans and advances have a value on realisation in the ordinary course of business at least equal to the amounts at which they are stated and provision for all known liabilities has been made in the accounts.
2. In accordance with the provisions of the Accounting Standard on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the Company has recognised net deferred tax asset as at December 31, 2000 amounting to Rs 7.54 lacs and net deferred tax asset for the year amounting to Rs 16.01 lacs and accordingly net deferred tax asset of Rs. 23.55 lacs is disclosed as an asset in the balance sheet.(Refer Schedule 12)
3. The tax year of the Company being the year ending March 31, the provision for current income-tax for the year is the aggregate of the provision made for the three months ended March 31,2001 and the provision based on the figures for the remaining nine months upto December 31, 2001, the ultimate tax liability of which will be determined on the basis of the figures for the period April 1, 2001 to March 31, 2002.
4. The entire equity share capital of the Company is held by Ranbaxy Laboratories Limited, the holding company and its nominees.
5. Expenditure in foreign currency

Travel	**Rs. Lacs**
Year ended December 31,2001	–
Year ended December 31,2000	0.37

6. Previous year figures have been regrouped wherever considered necessary to make them comparable with those of the current year.

REXCEL PHARMACEUTICALS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Notes to the accounts (Contd.)

7. Purchases, sales and stocks of traded goods.

Particulars	Unit of Measure	Opening stock Quantity	Opening stock Value Rs. Lacs	Purchases less returns Quantity	Purchases less returns Value Rs. Lacs	Sales Quantity *	Sales Value Rs. Lacs	Closing stock Quantity	Closing stock Value Rs. Lacs
Capsules	Nos / Lacs	98.61	212.63	-119.67	-169.66	-21.06	-1.74	–	–
		(224.38)	(648.09)	(839.33)	(1,842.31)	(965.10)	(3,400.44)	(98.61)	(212.63)
Drysyrup/ Liquid	Bottles / Lacs	9.18	228.99	-8.45	-223.55	0.73	13.12	–	–
		(11.65)	(275.99)	(53.99)	(1,171.38)	(56.46)	(1,398.33)	(9.18)	(228.99)
Vials	Nos / Lacs	3.00	57.49	-3.8	-105.51	-0.80	3.06	–	–
		(7.76)	(214.00)	(26.77)	(478.11)	(31.53)	(598.93)	(3.00)	(57.49)
Creams	Nos / Lacs	–	–	–	–	–	–	–	–
		(0.36)	(3.05)	–	–	(0.36)	–	–	–
Ointments	Nos / Lacs	19.56	215.52	-18.56	-186.74	1.00	1.59	–	–
		(35.52)	(394.10)	(48.26)	(535.45)	(64.22)	(1,130.62)	(19.56)	(215.52)
Lotion	Litres / Lacs	0.75	7.73	-0.72	48.63	0.03	0.07	–	–
		(1.74)	(18.11)	(2.29)	(24.38)	(3.28)	(64.95)	(0.75)	(7.73)
Ovules	Nos / Lacs	0.01	0.04	-0.02	-0.06	-0.01	-0.02	–	–
		(0.29)	(0.70)	–	–	(0.28)	(0.71)	(0.01)	(0.04)
Powder	Nos / Lacs	0.35	3.36	-0.34	-3.66	0.01	0.03	–	–
		(0.13)	(1.16)	(1.07)	(9.94)	(0.85)	(11.07)	(0.35)	(3.36)
Drops	Litres / Lacs	0.01	7.35	-0.01	-7.23	–	–	–	–
		(0.00)	(1.98)	(0.02)	(15.24)	(0.01)	(8.82)	(0.01)	(7.35)
Tablets	Nos / Lacs	494.06	1,217.12	-401.67	-1,252.05	92.39	29.44	–	–
		(328.08)	(755.70)	(1,251.02)	(2,830.05)	(1,085.04)	(3,482.03)	(494.06)	(1,217.12)
TOTAL			1,950.23		-1,899.83		45.55		–
			(2,312.88)		(6,906.86)		(10,095.90)		(1,950.23)

* - Inclusive of physician samples/claims/write off etc.

- Figures in parenthesis are for previous year.

On behalf of the Board of Directors

For Walker, Chandiok & Co *Chartered Accountants*	ASHOK KUMAR JAIN *Company Secretary*	SANJIV D. KAUL *Chairman*	LALIT AHLUWALIA *Director*

Vinod Chandiok
Partner

Place : New Delhi
Dated : March 27, 2002

REXCEL PHARMACEUTICALS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	55-85491	State Code:	55
Balance Sheet Date:	31 12 2001		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	35170	Total Assets:	35170
Sources of Funds			
Paid-up Capital:	10000	Reserves & Surplus:	25170
Secured Loans:	NIL	Unsecured Loans:	NIL
Application of Funds			
Net Fixed Assets:	2630	Investments:	NIL
Net Current Assets:	30185	Misc. Expenditure:	NIL
Accumulated Losses:	NIL	Net Deferred Tax Assets	2355

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover Including Other Income	101293	Total Expenditure:	104147
Profit/ Loss before Tax: (+ / - ✔)	2854	Profit/Loss after Tax: (+ / - ✔)	1698
Earning Per Share in Rs.		Dividend Rate (%):	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCT OF COMPANY (AS PER MONETARY TERMS)

Item Code No.	1004401&00
Product Description	SALZA TABLETS AND LIQUID
Item Code No.	1000318
Product Description	AMOXYCILLIN TRIHYDRATE APROBIOTIC(SPORES OF LALTIL AND BACILLUS)
Item Code No.	1000339
Product Description	NORFLOXACIN

On behalf of the board of directors

Place : New Delhi
Dated : March 27, 2002

ASHOK KUMAR JAIN	SANJIV D. KAUL	LALIT AHLUWALIA
Company Secretary	*Chairman*	*Director*

RANBAXY FINE CHEMICALS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Eleventh Annual Report of the Company and Audited Accounts for the year ended December 31, 2001.

Operations

During the year, the Company recorded sales of Rs. 3222.15 lacs and profit after tax of Rs. 11.33 lacs and the same has been carried forward to the next year. This turnaround of the Company has to be attributed to the focus on value added product lines in our Reagents Business as it helped to improve contributions significantly. The reagents business registered a growth of approx. 20%, which was the highest for any laboratory chemical company and twice the market growth rate of 10%. The Organic Synthesis business stands discontinued.

The Company has revamped the franchisee manufacturing units at Mumbai and Vadodara to enhance the GMP standards and is working towards ISO-9002-2002 accreditation.

Directors

Mr. R. C. Gupta resigned from the directorship of the Company effective 24th August, 2001. The Directors placed on record their appreciation for the valuable contribution made by him during his tenure as director of the Company.

Dr. Yatendra Kumar was appointed as Additional Director of the Company effective 24 August 2001 and holds office up to the ensuing Annual General Meeting. The Company has received a notice from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Dr.Yatendra Kumar as a Director of the Company.

Dr. Nityanand, Director, retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the year under review as per section 58-A of the Companies Act,1956 read with Companies (Acceptance of deposits) rules,1975.

Particulars of employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under section 217 (2A) of the Companies Act,1956 and Rules made thereunder.

Particulars with respect of conservation of Energy / Technology absorption and Foreign exchange and outgo

There are no particulars relevant to be furnished under section 217 (1) (e) of the Companies Act, 1956 with regard to conversation of energy / technology absorption.

Foreign exchange earning was Rs.17.5 lacs and outgo was Rs.180.65 lacs.

Auditors

M/s. A. Malhotra & Associates, Chartered Accountants , retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Audit Committee

During the year under review the Audit Committee was reconstituted consequent to resignation of Mr. R. C. Gupta. Dr. Yatendra Kumar was co-opted as a Member of Audit Committee. The other member of the Audit Committee are Mr. B. K. Raizada, Chairman and Dr. Nityanand.

Director's Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act,1956 (Act) your Directors confirm as under :-

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give true and fair view of the state of affairs of the Company at the end of accounting year and of the profit of the Company for that period;

(iii) that the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the Directors have prepared the annual accounts on a going concern basis.

Acknowledgements

Your directors wish to place on record their deep sense of appreciation of sustained and dedicated efforts put in by the employees at all levels.

Your directors also appreciate the valuable assistance and co-operation and continued support extended by the Company's bankers and business associates.

On behalf of the Board of Directors

Place : New Delhi
Dated : April 26, 2002

B. K. RAIZADA
Chairman

AUDITORS'REPORT

To the Shareholders,

We have audited the annexed Balance Sheet of RANBAXY FINE CHEMICALS LIMITED as at 31st December, 2001 and also the Profit and Loss account for the period ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Further to our comments in the Annexure referred to above, we report that :

1. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.
2. In our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of the books.
3. The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account.
4. The Profit and Loss Account & Balance Sheet have complied with the accounting standards refered to in Sub-section (3C) of section 211, under the Companies Act, 1956.
5. On the basis of the written representations received from the directors as on 31st December 2001 and taken on record by the board of directors, we report that none of the directors is disqualified as on 31.12.2001 for being appointed as a director in terms of clause (g) of Sub-section 274 of the Companies Act, 1956.
6 As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988,under Section 227(4A) of the Companies Act, 1956 and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further state that :
   - i) The Company has maintained proper records to show full particulars including quantitatives details and situation of the Fixed Assets. The Fixed Assets of the Company have been physically verified during the period by the Management and no discrepancy has been noticed.
   - ii) The Fixed Assets of the Company have not been revalued during the period.
   - iii) The Stocks of finished goods , stores , spare parts and raw materials have been physically verified by the management during / at the end of the period. In our opinion the frequency of verification is reasonable.
   - iv) In our opinion the procedures for physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
   - v) The discrepancies, if any ,between the physical stocks and the book stocks have been properly dealt with, were not material in relation to the size of the Company's operations.
   - vi) In our opinion, the valuation of stocks is fair & proper in accordance with the normally accepted accounting principles.
   - vii) The Company has not granted any loan to Companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 and / or to the Companies under the same management as defined under sub section (1B) of section 370 of the Companies Act, 1956.
   - viii) In our opinion and according to the information and explanations given to us, the loans or advances in the nature of loans given by the Company including interest, wherever applicable are generally being repaid as stipulated, hence no provision has been made in the accounts.
   - ix) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with size of the Company and the nature of its business with regard to the purchase of stores, raw materials, components, plant and machinery, equipment and other assets.
   - x) As per records of the Company , there were no transactions for purchase of goods and materials and sale of goods , materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 (Rupees fifty thousand) or more in respect of each party.
   - xi) As explained to us, the Company has a regular procedure for determining unserviceable or damaged stores, raw material and finished goods.
   - xii) The Company has not accepted deposits from the public.
   - xiii) The Company has been regularly depositing Provident Fund and Employees' State Insurance dues with the appropriate authorities.
   - xiv) There was no amount outstanding as at 31st December, 2001 in respect of undisputed Income-tax, Wealth-tax and Sales-tax, which were due for more than six months from the date they became payable.
   - xv) During the course of examination of the books of accounts carried out in accordance with the generally accepted auditing practices, we have not come across any personal expenses which have been charged to Profit & Loss Account.
   - xvi) The Company is not a sick industrial company within the meaning of clause (o) of sub section (1) of section (3) of the Sick Industrial Companies (Special Provision) Act, 1956.
   - xvii) Other provisions of clause 4A and 4D of the Manufacturing and other Companies (Auditors' Report) Order, 1988 are not applicable to the Company for this accounting period.

In our opinion and to the best of our information and according to the explanations given to us, the accounts read together with the notes thereon, give the information required by the Companies Act , 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December, 2001.

ii) in the case of the Profit & Loss Account, of the Profit of the Company for the period ended on that date.

for A MALHOTRA & ASSOCIATES
Chartered Accountants

Place : New Delhi
Dated : April 26, 2002

J L MALHOTRA
F.C.A.

RANBAXY FINE CHEMICALS LIMITED

BALANCE SHEET
AS AT DECEMBER 31, 2001

	Schedule	As at 31.12.2001 Rs. Lacs	As at 31.12.2000 Rs. Lacs
SOURCES OF FUNDS			
Shareholder's Fund	1	**555.00**	555.00
Secured Loans	2	**-**	79.32
Unsecured Loans	3	**1,164.97**	1,429.51
		1,719.97	2,063.83
APPLICATION OF FUNDS			
FIXED ASSETS			
GROSS BLOCK	4	**168.02**	165.49
Less: Depreciation		**39.79**	25.58
NET BLOCK		**128.23**	139.91
Capital work-in-progress		**-**	16.27
		128.23	156.18
INVESTMENTS	5	**17.43**	17.43
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	6	**731.99**	957.67
Sundry Debtors	7	**827.57**	1,322.88
Cash & Bank Balances	8	**941.99**	211.61
Loans and Advances	9	**148.90**	206.46
		2,650.45	2,698.62
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	10	**1,271.49**	1,029.33
Provision for Tax	11	**18.88**	-
		1,290.37	1,029.33
NET CURRENT ASSETS		**1,360.08**	1,669.29
MISCELLANEOUS EXPENDITURE			
(To the extent not written off or adjusted)			
Preliminary Expenses		**1.25**	1.72
Deferred Revenue Expenditure		**0.01**	0.07
Profit and Loss Account		**212.97**	219.14
		1,719.97	2,063.83
NOTES TO ACCOUNTS	18		

The schedules referred to above form an integral part of the Accounts.
This is the Balance Sheet referred to in our report of even date.

For A MALHOTRA & ASSOCIATES
Chartered Accountants

On behalf of the Board of Directors

J L MALHOTRA *F.C.A.* | **ASHOK JAIN** *Manager-Finance & Commercial* | **K. VENKATA RAMANA** *Company Secretary* | **B.K.RAIZADA** *Chairman* | **YATENDER KUMAR** *Director*

Place : New Delhi
Dated : April 26, 2002

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Schedule	Year ended 31.12.2001 Rs. Lacs	Year ended 31.12.2000 Rs. Lacs
INCOME			
Sales	12	**3,222.15**	3,422.01
Others	13	**73.59**	118.55
		3,295.74	3,540.56
EXPENDITURE			
Materials	14	**1,509.05**	1,660.35
Manufacturing Expenses	15	**392.89**	509.99
Personnel	16	**243.72**	336.02
Administration, Selling & Miscellaneous	17	**984.56**	958.89
		3,130.22	3,465.25
PROFIT BEFORE INTEREST & DEPRECIATION		**165.52**	75.31
Interest		**126.26**	194.25
Depreciation		**14.21**	11.63
PROFIT /(LOSS) BEFORE TAX		**25.05**	(130.57)
Provision for Tax		**13.71**	-
PROFIT /(LOSS) AFTER TAX		**11.34**	(130.57)
Add : Balance as per last Balance Sheet		**(219.14)**	(75.90)
Income tax - earlier years		**-**	3.97
Prior period adjustments		**(5.17)**	(16.64)
PROFIT /(LOSS) AVAILABLE FOR APPROPRIATION		**(212.97)**	(219.14)
APPROPRIATION			
Balance c/f in Profit & (Loss) Account		**(212.97)**	(219.14)
NOTES TO ACCOUNTS	18		

The schedules referred to above form an integral part of the Accounts.
This is the Profit and Loss Account referred to in our report of even date.

For A MALHOTRA & ASSOCIATES
Chartered Accountants

On behalf of the Board of Directors

J L MALHOTRA *F.C.A.* | **ASHOK JAIN** *Manager-Finance & Commercial* | **K. VENKATA RAMANA** *Company Secretary* | **B.K.RAIZADA** *Chairman* | **YATENDER KUMAR** *Director*

Place : New Delhi
Dated : April 26, 2002

RANBAXY FINE CHEMICALS LIMITED

SCHEDULES

Rs. Lacs

	As at 31.12.2001	As at 31.12.2000
SCHEDULE-1		
SHAREHOLDER'S FUNDS		
SHARE CAPITAL		
Authorised		
10,000,000 Equity shares of Rs. 10 each	1,000.00	1,000.00
Issued, Subscribed and paid - up		
5,550,000 Equity shares of Rs. 10 each fully paid-up	555.00	555.00
	555.00	555.00
SCHEDULE-2		
SECURED LOANS		
Cash Credit from banks - secured against hypothecation of first charge on all the Company's present & future goods, produce, merchandise, stocks, Book debts, receivables, claims & other assets.	–	79.32
	–	79.32
SCHEDULE-3		
UNSECURED LOANS		
From Holding Company	1,164.97	1,429.51
	1,164.97	1,429.51

SCHEDULE-4

FIXED ASSETS

GROSS BLOCK	As at 1.1.2001	Additions	Deletions	As at 31.12.2001
Machinery	100.11	1.48	–	101.59
Air Conditioning Plant & Equipment	1.53	–	–	1.53
Moulds & Dies	1.35	–	–	1.35
Furniture & Fixture	6.74	0.26	–	7.00
Office Equipment	3.87	0.06	0.05	3.88
Computer & Accessories	51.89	0.78	–	52.67
TOTAL - CURRENT YEAR	165.49	2.58	0.05	168.02
(Total - Previous period)	94.29	73.17	1.97	165.49
DEPRECIATION				
Machinery	3.20	4.78	–	7.98
Air Conditioning Plant & Equipment	0.18	0.07	–	0.25
Moulds & Dies	0.48	0.22	–	0.70
Furniture & Fixture	1.48	0.48	–	1.96
Office Equipment	0.75	0.16	–	0.91
Computer & Accessories	19.49	8.50	–	27.99
TOTAL - CURRENT YEAR	25.58	14.21	–	39.79
(Total - Previous period)	14.27	11.63	0.32	25.58
NET BLOCK				
Machinery	96.91	–	–	93.61
Air Conditioning Plant & Equipment	1.35	–	–	1.28
Moulds & Dies	0.87	–	–	0.65
Furniture & Fixture	5.26	–	–	5.04
Office Equipment	3.12	–	–	2.97
Computer & Accessories	32.40	–	–	24.68
TOTAL - CURRENT YEAR	139.91	–	–	128.23
(Total - Previous period)	80.02	–	–	139.91

	As at 31.12.2001	As at 31.12.2000
SCHEDULE-5		
INVESTMENTS		
UNQUOTED		
1,550,000 equity shares of Rs 10 each of Ranbaxy Drugs & Chemicals Company (A Public Company with Unlimited Liability) a Subsidiary Company of Ranbaxy Laboratories Limited - Long Term Investment (Previous year 1,550,000 Equity)	17.43	17.43
	17.43	17.43
SCHEDULE-6		
INVENTORIES		
(As certified by a Director)		
Raw Materials	164.13	252.82
Work in Process	41.71	63.09
Packing Materials	64.47	81.63
Finished Goods with Manufacturers	15.12	76.93
Finished Goods	446.56	483.20
	731.99	957.67
SCHEDULE-7		
SUNDRY DEBTORS		
Debts over six months	45.91	164.35
(Unsecured - considered good)		
Other Debts	781.66	1,158.53
	827.57	1,322.88

RANBAXY FINE CHEMICALS LIMITED

SCHEDULES

	As at 31.12.2001	As at 31.12.2000
	Rs. Lacs	
SCHEDULE-8		
CASH AND BANK BALANCES		
Cash in hand	0.53	1.17
Cheques in hand pending for realisation	860.32	192.32
Remittances in Transit	2.12	3.07
Balances with scheduled banks		
Nationalised Banks	75.47	11.07
Non - Nationalised Banks	1.00	2.33
Margin Money against Bank Guarantee	2.55	1.65
	941.99	211.61
SCHEDULE-9		
LOANS & ADVANCES		
(Unsecured - considered good)		
Income Tax Paid	9.92	13.69
Suppliers	74.47	93.39
Advances recoverable in cash or in kind or for value to be received		
Employees	17.00	24.68
Others	47.51	74.70
	148.90	206.46
SCHEDULE-10		
CURRENT LIABILITIES		
Sundry Creditors	388.39	646.13
Due to Holding Company - M/s Ranbaxy Laboratories Ltd	(24.50)	80.59
Others	83.62	129.09
Temporary overdraft	823.98	173.52
	1,271.49	1,029.33
SCHEDULE-11		
PROVISIONS		
Income Tax	4.19	-
Deferred Tax Liability for December 2000	5.17	-
Deferred Tax Liability for December 2001	9.52	-
	18.88	-

	Year ended 31.12.2001	Year ended 31.12.2000
SCHEDULE-12		
SALES		
Sales	3,222.15	3,422.01
	3,222.15	3,422.01
SCHEDULE-13		
OTHER INCOME		
Interest received	2.54	5.38
Insurance claims received	19.89	10.68
Technical consultancy fee	48.69	93.63
Miscellaneous receipts	1.77	8.86
Exchange rate fluctuation	0.70	-
	73.59	118.55
SCHEDULE-14		
MATERIALS		
Raw materials consumed	988.68	1,001.87
Packing materials consumed	171.79	191.59
Finished goods purchased	228.75	415.89
Increase in Finished Goods & Work in progress		
Opening Stock - Work in Process	63.09	67.13
- Finished Goods with Manufacturers	76.93	112.11
- Finished Goods with Branches	483.20	494.98
	623.22	674.22
Closing Stock - Work in Process	(41.71)	(63.09)
- Finished Goods with Manufacturers	(15.12)	(76.93)
- Finished Goods with Branches	(446.56)	(483.20)
	(503.39)	(623.22)
Decrease (Increase) in stocks	119.83	51.00
Materials consumed	1,509.05	1,660.35
SCHEDULE-15		
MANUFACTURING EXPENSES		
Stores & spares consumed	5.17	7.75
Analytical & processing charges	172.83	207.11
Excise Duty paid	214.89	295.13
	392.89	509.99
SCHEDULE-16		
PERSONNEL		
Salaries, Wages & Bonus	192.18	272.34
Contribution to Provident & Other funds	9.46	12.92
Staff Welfare Expenses	42.08	50.76
	243.72	336.02

RANBAXY FINE CHEMICALS LIMITED
SCHEDULES

	Rs. Lacs	
	Year ended 31.12.2001	Year ended 31.12.2000
SCHEDULE-17		
ADMINISTRATION, SELLING & MISCELLANEOUS		
Rental	22.50	28.09
Insurance	14.88	23.96
Rates & taxes	0.04	0.03
Legal & professional charges	21.61	53.58
Travelling & conveyance	71.52	72.06
Conference & meetings	6.86	3.52
Gifts & presents	0.47	4.90
Communications	36.36	35.92
Printing and stationery	20.60	18.27
Books & pamphlets	0.30	0.34
Bank charges	8.68	11.54
Recruitment & training	4.80	0.96
Amount written off	5.41	–
Office & other expenses	29.07	28.79
Clearing & handling charges	1.09	3.21
Discount	576.87	504.38
Freight & cartage	91.35	82.67
Commission	57.14	79.75
Advertisement and promotion	9.81	2.68
Turnover tax	3.36	1.77
Director fees	0.02	–
Loss on sale of assets(Net)	0.03	0.68
Deferred revenue expenditure	0.06	0.06
Preliminary expenses	0.48	0.48
Auditor's remuneration		
Statutory audit fee	1.15	1.15
Tax audit fees	0.10	0.10
	984.56	958.89

SCHEDULE-18

NOTES TO THE ACCOUNTS

1. **Significant Accounting Policies**
   i) **System of Accounting**
   The Company follows the accrual basis of accounting.

   ii) **Fixed Assets and Depreciation**
   Fixed Assets are stated at cost less depreciation. Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule-XIV to the Companies Act,1956.

   iii) **Investments**
   Investment of 1,550,000 equity shares of Rs 10 each with Ranbaxy Drugs & Chemicals Company, a Subsidiary Company of Ranbaxy Laboratories Limited - Long Term Investment

   iv) **Valuation of Inventories**
   Inventories are valued as under :

   Stores & spares, raw materials and packaging materials - at weighted average cost.

   Finished goods - at lower of cost and net realisable value.

   Work-in-process - at cost up to estimated stage of process.

   v) **Sales**
   Sales are stated net of returns and sales tax.

   vi) **Preliminary Expenses**
   Preliminary expenses are written off as per the provisions of law.

   vii) **Retirement Benefits**
   a) Contributions in respect of provident fund and superannuation fund are made to Trusts.
   b) Provisions for future liabilities in respect of gratuity, pension and leave encashment benefits are made based on acturial valuation.

2. In the opinion of the Board of Directors, current assets, loans and advances, are realisable in the ordinary course of business will at least equal to the amount at which they are stated. Provision for all known liabilities has been made in the accounts.
3. The entire equity shares of the Company are held by Ranbaxy Laboratories Limited.
4. **Additional information pursuant to paragraphs 3&4 of part II of schedule VI to the Companies Act, 1956, (as certified by a director and accepted by the auditors)**

   A. **Particulars in respect of goods manufactured**
   The entire production of the Company is through job-workers. Since the products involved are voluminous, it is not possible to give product wise details.

   B. **Stocks, purchases & sales of finished goods** — Rs. Lacs

Particulars	Opening stock	Production	Sales	Closing stock
Chemicals *	560.13	1,389.22	3,222.15	461.68
(Previous Year)	607.09	1,609.34	3,422.01	560.13

* The relevant product wise data is not stated for the reasons mentioned at "A" above.

Consumption of raw material, components and spares — Rs. Lacs

Particulars	Year ended 31.12.2001 Materials	Year ended 31.12.2000 Materials
Indigenous	1,209.08	1,164.28
Imported	299.97	496.06

	Year ended 31.12.2001	Year ended 31.12.2000
C. **Information of imports on CIF basis**		
Raw materials	180.65	225.52
Components & spare parts	–	–
D. **Expenditure in foreign currency**		
Others	–	–
E. **Income in foreign exchange**		
Goods exported at FOB basis (excluding sales to Nepal)	14.70	2.94
Others	2.80	1.42

F. **Previous year figures have been regrouped to the extent considered necessary.**

Signatories of Schedules 1 to 18

For A MALHOTRA & ASSOCIATES
Chartered Accountants

On behalf of the Board of Directors

J L MALHOTRA, *F.C.A* — ASHOK JAIN, *Manager-Finance & Commercial* — K. VENKATA RAMANA, *Company Secretary* — B.K.RAIZADA, *Chairman* — YATENDER KUMAR, *Director*

Place : New Delhi
Dated : April 26, 2002

RANBAXY FINE CHEMICALS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	11011	State Code:	06
Balance Sheet Date:	31 (Date) 12 (Month) 2001 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	301034	Total Assets:	301034
Sources of Funds			
Paid-up Capital:	55500	Reserves & Surplus:	NIL
Secured Loans:	NIL	Unsecured Loans:	116497
Application of Funds			
Net Fixed Assets:	12823	Investments:	1743
Net Current Assets:	136008	Misc. Expenditure:	126
Accumulated Losses:	21297		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	329574	Total Expenditure:	327069
Profit / Loss before Tax: (+ ✓ / -)	2505	Profit/Loss after tax: (+ ✓ / -)	1134
Earning Per Share in Rs.:	0.02	Dividend Rate (%) :	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF COMPANY (AS PER MONETARY TERMS)

Product Description	FINE CHEMICALS

On behalf of the Board of Directors

ASHOK JAIN	**K. VENKATA RAMANA**	**B.K.RAIZADA**	**YATENDER KUMAR**
Manager-Finance & Commercial	*Company Secretary*	*Chairman*	*Director*

Place : New Delhi
Dated: April 26, 2002

VORIN LABORATORIES LIMITED

DIRECTORS' REPORT

To the Members

Your Directors present the 15th Annual Report and Audited Accounts of the Company for the year ended 31st December 2001.

FINANCIAL RESULTS (Rs in lacs)

	Year ended 31.12.2001	Year ended 31.12.2000
Sales	16878.95	8627.18
Profit before interest & depreciation	863.56	99.41
Interest paid/(net)	612.74	310.09
Depreciation	113.61	98.86
Profit/(Loss) before Tax	137.21	(309.54)
Provision for Tax	4.15	-
Profit/(loss) after Tax	133.06	(309.54)
Prior period adjustments	(225.05)	(4.98)
Tax-earlier years	(0.33)	(0.82)
Profit /(Loss)	(92.32)	(315.34)
Surplus / (Deficit) brought forward	(462.42)	(147.08)
Surplus / (Deficit) carried forward	(554.74)	(462.42)

OPERATIONS:

Your company achieved a Sales turnover of Rs.16879 lacs as against Rs. 8627 lacs in the previous year registering a growth of 96%, primarily due to supplies against Brazilian Tender for Anti Aids Products. Our products found acceptability in International markets resulting in Direct Exports turnover of Rs. 2163 lacs, 13% of sales and Deemed Exports of Rs.6739 lacs, 40% of the sales.

However, the profitability came under severe pressure because of continuous decline in selling prices in various therapeutic segments coupled with rising input costs due to declining value of rupee. Your Company achieved a profit after tax of Rs.133 lacs as against the loss during the previous year of Rs.310 lacs. However, after providing for prior period adjustments loss stands at Rs.92 lacs.

The Company stands committed to serving humanity by providing Anti Aids Products at affordable prices inspite of their contributing to the decline in margins.

During the year, the Company has also embarked on a diversification of its product portfolio into newer therapeutic segments, the results of which are expected to be seen in coming years.

Acquisition of shares of M/s. Fine Drugs and Chemicals Limited (FDCL)

During the year our Company acquired 23,73,524 (37.76%) equity shares of FDCL at a price of Rs.4.00 per share as per the Memorandum of Understanding entered into with the promoters of FDCL on 18th March 1999 and further on January 2nd 2002, your Company along with M/s.Oscar Investments Limited has entered into Memorandum of Agreement for acquisition of 10,09,300 from Mr.L.Madhusudhan Reddy and Associates and in terms of SEBI (Substantial Acquisition of Shares and Take Over) Regulations 1997, the Company has made an open offer for acquisition of 20% Equity Shares of Fine Drugs and Chemicals Limited and the process of open offer is currently on.

DIVIDEND:

In view of the loss incurred, your Directors has not recommended any dividend for the year ended 31st December 2001.

FIXED DEPOSITS:

Your Company has not accepted any Deposits falling under Section 58A of Companies Act 1956 during the year.

AUDITORS

M/s. Beldi & Associates, Chartered Accountants, the Company's Auditors, retire at the conclusion of the ensuing Annual General Meeting. They have signified their willingness for reappointment and have further confirmed their eligibility under section 224(1-B) of the Companies Act, 1956.

COST AUDIT

In terms of the Central Government order dated 10th August 2000, your Board has reappointed M/s.R. J.Goel & Co., as Cost Auditors of the Company and the approval of the Central Government for the same is awaited.

AUDIT COMMITTEE

Pursuant to Section 292A of Companies Act, 1956 read with Clause 49 of Listing Agreement, the Audit Committee was reconstituted with the following Directors:

Mr.Lalit Ahluwalia	-	Chairman
Mr.N.Prasad	-	Member
Mr.K.Srinivas	-	Member
Mr.Pushpindra Bindra	-	Member

The terms of reference remain unchanged as follows:

- Periodic discussions with the auditors about internal control systems in existence and the scope of audit including the observations of the auditors.
- Review of the half-yearly and annual financial statements before their submission to the Board; and
- Ensuring compliance with the internal control systems.

DIRECTORS

During the year Mr.Lalit Ahluwalia, Mr.Rajiv Malik and Dr.Yatendra Kumar were appointed as Additional Directors on 19th June 2001 and hold office up to the ensuing Annual General Meeting. The Company has received notice(s) from member(s) under Section 257 of the Companies Act,1956 proposing the candidature for appointment as Director (s) of the Company.

Mr.K.Srinivas and Mr.Pushpinder Bindra retire by rotation in the ensuing Annual General Meeting and being eligible, offer themselves for reappointment.

PARTICULARS OF EMPLOYEES

The Company has built up a team of experienced and committed technical and management personnel. Industrial relations with the employees during the period have been cordial.

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

PARTICULARS REGARDING ENERGY CONSERVATION ETC

As required by the Companies (Disclosure of particulars with report Board of Directors) Rules, 1988, the relevant data is enclosed as Annexure 'B' forming part of this report.

STOCK EXCHANGE LISTING

The Equity shares of the Company are listed on the stock exchanges at Hyderabad and Mumbai. The Company confirms that it has paid Annual Listing Fees due to all the above stock exchanges for the year 2002-2003.

DEPOSITORY SYSTEM

Your Company continues its arrangement with Central Depository Services (India) Limited (CDSL) and National Securities Depository Limited (NSDL) for dematerialization of the shares in accordance with the provisions of the Depositories Act, 1996.

DIRECTORS RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, your Directors state as under:

i) In the preparation of the annual accounts, applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) The directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the profit or loss of the Company for that period;

iii) The directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and their irregularities.

iv) The directors have prepared the annual accounts on a going concern basis.

CORPORATE GOVERENANCE

As per Clause 49 of the Listing Agreement, the mandatory provisions of Corporate Governance are applicable to your Company from the financial year 2002. However your Company has already constituted committees such as Audit Committee, Investor Grievance committee, during year 2001 and other provisions are being implemented during the current year.

ACKNOWLEDGEMENTS

Your Directors thank all the employees for their sincere efforts, active involvement and devoted services rendered.

Your Directors thank the Shareholders of the Company for the confidence reposed in the Management of the Company.

Your Directors place on record their gratitude to the Customers, Suppliers, various Departments of the Central and State Governments, Company's Bankers and Financial Institutions for their support and cooperation during the period under review.

For and on behalf of the Board of Director

Place : Secunderabad
Date : April 23, 2002

Dr. Brian W Tempest
Chairman

VORIN LABORATORIES LIMITED

ANNEXURE "B" TO THE DIRECTORS REPORT

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and outgo. The Companies (Disclosure of particulars in the Report of the Board of Directors) Rules,.1988.

FORM – A

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

Particulars	Unit	**Year ended 31.12.2001**	Year ended 31.12.2000
A. POWER & FUEL CONSUMPTION:			
1. ELECTRICITY:			
a) Purchased Units	KWH	**2365771**	1491734
Total Amount	Rs.	**10340954**	6285724
Rate per Unit	Rs.	**4.37**	4.21
b) Own Generator			
Through Diesel Generator	KWH	**1086630**	1839150
Diesel Oil	Units/Ltrs	**3.22**	2.99
Cost per Unit	Rs.	**5.25**	4.94
2. COAL			
Quantity	Tonnes	**1999.96**	3035.14
Total Cost	Rs.	**4043934**	5513318
Average Rate	Rs.	**2022.01**	1816.50

B. CONSUMPTION PER UNIT OF PRODUCTION

Electricity *Units/Kg)
'C' Grade Coal
Fuel(Liters/Kg)
Others

Since the Company manufactures different types of bulk drugs, it is not practicable to give consumption per unit of production.

FORM – B

A. RESEARCH AND DEVELOPMENT (R&D)

1. Specific areas in which R & D was carried out by the Company.

   Technology development for bulk drugs, Key intermediates complying with international quality. Continuous upgradation of existing technologies and products.

2. Benefit derived as a result of the above R & D

   Improved productivity and process efficiencies and improved product quality.

3. Future plans of action

   Enhance focus on value added intermediates and bulk drugs.

   Strengthen capabilities in commercially viable process know – how for drug substances.

4. Expenditure on R & D

Rs. Lacs

Particulars	**Year ended 31.12.2001**	Year ended 31.12.2000
a. Capital	**12.79**	9.12
b. Revenue	**66.01**	65.68
c. Total	**78.80**	74.80
d. Total R & D expenditure as a percentage of turnover.	**0.47%**	0.87%

Technology absorption, adoption and innovation

1. Efforts, in brief, made towards technology absorption, adoption and innovation
   The Company has further strengthened the R & D division to engage in research on new products and development of existing products.
2. Benefits derived and a result of the above efforts
   Technology and quality of Bulk Drugs improved. Recycling of major solvents in plant introduced and inputs of some raw materials reduced.
3. Import of technology : Not Applicable.

B. FOREIGN EXCHANGE EARNINGS AND OUTGO

Rs. Lacs

Particulars	**Year ended 31.12.2001**	Year ended 31.12.2000
a. Earnings (including Exports though Export Houses)	**8,802.08**	3,884.05
b. Outgo	**2,211.02**	1,603.95

For and on behalf of the Board of Directors

Place : Hyderabad
Dated : April 23, 2002

DR. BRIAN W. TEMPEST
Chairman

VORIN LABORATORIES LIMITED

AUDITORS' REPORT

To the members
VORIN LABORATORIES LIMITED
SECUNDERABAD.

We have audited the attached balance sheet of VORIN LABORATORIES LIMITED as at 31st December, 2001 and also the profit and loss account of the Company for the year ended on that date and report that:

1. As required by the Manufacturing and other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of section 227(4A) of the Companies Act, 1956 we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.
2. Further to our comments in the Annexure referred to in Paragraph 1 above.
   a. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b. In our opinion, the Company has kept proper books of account as required by law so far as appear from our examination of such books.
   c. The balance sheet and the profit and loss account dealt with by this report are in agreement with the books of account and records.
   d. Subject to above, in our opinion and to the best of our information and according to the explanations given to us, the accounts read together with the notes thereon comply with the accounting standards referred to in sub-section 3(C) of section 211 of the Companies Act, 1956 and give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:
      i. in the case of the balance sheet, of the state of affairs of the Company as at 31st December 2001; and
      ii. in the case of the profit and loss account, of the loss for the year ended on that date.
   e. On the basis of the written representations received from the directors as on 31st December, 2001 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st December, 2001 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

For Beldi & Associates
Chartered Accountants

Place : Hyderabad
Dated: March 29, 2002

BELDI SRIDHAR
Partner

ANNEXURE TO THE AUDITORS' REPORT

Statement referred to in paragraph 1 of our report of even date to the members of VORIN LABORATORIES LIMITED for twelve months ended 31st December, 2001.

i. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets. The management has conducted physical verification of all the assets during the period, and no discrepancies were noticed on such verification. In our opinion the frequency of physical verification is reasonable having regard to the size and nature of the business of the Company.

ii. There has been no revaluation of fixed assets during the period.

iii. The management has conducted physical verification in respect of finished goods, stores, spare parts and raw materials at reasonable intervals during the period. In our opinion the frequency of verification is reasonable.

iv. The procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

v. The discrepancies between the physical stocks and book stock, which have been properly dealt with were not material in relation to the size of the Company's operations.

vi. In our opinion the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the basis as in the preceding year.

vii. The Company has not taken any loans, secured or unsecured, from the companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 and/or form the companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956.

viii. The Company has granted unsecured loans to companies, or firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956 and/or the companies under the same management as defined under sub section (1B) of section 370 of the Companies Act, 1956. In our opinion the terms and conditions and rate of interest of such loans are prima-facie not prejudicial to the interest of the company.

ix. In our opinion and according to the information and explanations given to us, the loans or advances in the nature of loans given by the Company are being repaid by the parties as per stipulations and are regular in payment of interest.

x. In our opinion and according to the information and explanations given to us there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.

xi. As explained to us the Company has made transactions of the purchase of goods and materials and sale of goods, materials and services from Matrix Laboratories Ltd & Fine Drugs and Chemicals Ltd in pursuance of contracts of arrangement required to be entered in the register maintained under section 301 of the Companies Act, 1956, and the transactions are at reasonable prices, with regards to the prevailing market prices.

xii. As explained to us, the Company has a regular procedure for determination of unserviceable or damaged stores, raw materials, or finished goods and in our opinion adequate provision has been made in the accounts in this respect.

xiii. The company has not accepted any deposit from the public within the meaning of section 58A of the Companies Act, 1956 read with the Companies (Acceptance of Deposits) Rules, 1975.

xiv. As per the information and explanations given to us, the Company has no by-products but the production process result in generation of realizable scrap and reasonable records are being maintained.

xv. In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and nature of its business.

xvi. On the basis of the records produced, we are of the opinion that prima-facie, the cost records and accounts prescribed by the Central Government under section 209(1)(d) of the Companies Act, 1956 have been maintained.

xvii. The Company has generally been regular in depositing provident fund and employees' state insurance dues with the appropriate authorities.

xviii. There were no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty which were outstanding, as at 31st December, 2001 for a period of more than six months from the date the same became payable.

xix. According to the information and explanations given to us, no personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

xx. The Company is not a sick industrial company within the meaning of clause (o) of the sub-section (1) of section (3) of the Sick Industrial Companies (Special Provisions) Act, 1985.

xxi. There are no damaged trading stocks and the question of providing for loss does not arise.

For Beldi & Associates
Chartered Accountants

Place : Hyderabad
Dated : March 29, 2002

BELDI SRIDHAR
Partner

VORIN LABORATORIES LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2001

Rs. Lacs

	Schedule	As at 31.12.2001	As at 31.12.2000
SOURCES OF FUNDS			
Shareholders' funds			
Capital	1	810.00	810.00
Reserves and surplus	2	1,622.83	1,622.83
		2,432.83	2,432.83
Secured	3	2,948.80	2,379.36
Unsecured	4	2,399.74	1,387.47
		5,348.54	3,766.83
TOTAL		7,781.37	6,199.66
APPLICATION OF FUNDS			
Fixed assets	5		
Gross block		2,423.49	2,075.19
Less: Depreciation		512.15	399.82
Net block		1,911.34	1,675.37
Capital works-in-progress (including advances)		13.83	16.72
		1,925.17	1,692.09
Investments	6	158.31	29.32
Current assets,loans and advances			
Inventories	7	3,345.20	3,567.02
Sundry debtors	8	3,537.79	1,847.37
Cash and bank balances	9	11.14	22.62
Other current assets	10	324.45	257.82
Loans and advances	11	1,307.74	521.67
		8,526.32	6,216.50
Less:Current liabilities and provisions			
Liabilities	12	3,335.61	2,158.44
Provisions	13	47.56	42.23
		3,383.17	2,200.67
Net current assets		5,143.15	4,015.83
Deficit in profit and loss account		554.74	462.42
TOTAL		7,781.37	6,199.66
Significant accounting policies and notes to accounts	22	–	–

The schedules referred to above form an integral part of the accounts

On behalf of the Board of Directors

ISAIAH J MATHIAAS
Director Finance & Company Secretary

LALIT AHLUWALIA
Director

N. PRASAD
Managing Director

As per our report of even date
for Beldi & Associates
Chartered Accountants

BELDI SRIDHAR
Partner

Place : Hyderabad
Dated : March 29, 2002

PROFIT AND LOSS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	Schedule	Year ended 31.12.2001	year ended 31.12.2000
INCOME			
Operating Income	14	16,878.95	8,627.18
Other Income	15	1.07	–
TOTAL		16,880.02	8,627.18
EXPENDITURE			
Materials	16	11,987.44	5,815.18
Manufacturing	17	2,902.08	1,740.71
Personnel	18	391.69	359.64
Selling,General & Administration	19	735.25	612.25
Depreciation	5	113.61	98.86
Interest	20	612.74	310.08
		16,742.81	8,936.72
Profit/(Loss) before tax		137.21	(309.54)
Provision for tax		(4.15)	–
Profit/(Loss) after tax		133.06	(309.54)
Prior period adjustments	21	(225.05)	(4.98)
Tax-earlier Years		(0.33)	(0.82)
Profit/(Loss) for the Year		(92.32)	(315.34)
Balance as per last balance sheet		(462.42)	(147.08)
		(554.74)	(462.42)
Surplus/(Deficit) carried forward		(554.74)	(462.42)
TOTAL		(554.74)	(462.42)

The schedules referred to above form an integral part of the accounts

On behalf of the Board of Directors

ISAIAH J MATHIAAS
Director Finance & Company Secretary

LALIT AHLUWALIA
Director

N. PRASAD
Managing Director

As per our report of even date
for Beldi & Associates
Chartered Accountants

BELDI SRIDHAR
Partner

Place : Hyderabad
Dated : March 29, 2002

VORIN LABORATORIES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	As at 31.12.2001	As at 31.12.2000
SCHEDULE - 1		
SHARE CAPITAL		
Authorised		
90,00,000 Equity shares of Rs. 10 each	900.00	900.00
Issued, subscribed and paid up		
8,100,000 Equity shares of Rs. 10 each fully paid up.		
(Of the above 294,437 Equity shares allotted		
as fully paid bonus shares out of General Reserve)	810.00	810.00
SCHEDULE - 2		
RESERVES AND SURPLUS		
Central Subsidy - As per last balance sheet	7.96	7.96
Share Premium		
As per last balance sheet	1614.87	1614.87
Received during the year	-	-
	1,622.83	1,622.83
General Reserve :		
Balance as per last balance sheet	-	-
Add : Amount transferred from/(to) profit and loss account	-	-
	-	-
Total	1,622.83	1,622.83
Surplus in profit and loss account	-	-
	1,622.83	1,622.83
SCHEDULE - 3		
SECURED LOANS		
Loans from banks for working capital	2,254.04	1,498.80
Term Loans :		
From financial institutions	670.00	865.00
Deferred payments - vehicles purchased	24.76	15.56
	2,948.80	2,379.36
Term loans due within one year	325.00	260.00
SCHEDULE - 4		
UNSECURED LOANS		
Loans and advances other than banks	2,282.65	1,226.00
Deferred sales tax credit	117.09	161.47
	2,399.74	1,387.47
Due within one year	2,312.91	1,270.38

SCHEDULE - 5
FIXED ASSETS

Rs. Lacs

DESCRIPTION	GROSS BLOCK			DEPRECIATION			NET BLOCK	
	As at 1.1.2001	Additions (Deductions)	As at 31.12.2001	As at 1.1.2001	Additions (Deductions)	As at 31.12.2001	As at 31.12.2000	As at 31.12.2001
Land	46.47	15.00	61.47	-		-	46.47	61.47
Buildings	303.33	63.81	367.14	47.07	11.15	58.22	256.26	308.92
Plant & Machinery	1,528.60	220.54 (29.51)	1,719.63	313.89	87.52 (0.04)	401.37	1,214.71	1,318.26
Furniture & Fixtures	75.47	1.85	77.32	15.64	4.99	20.63	59.83	56.69
Vehicles	49.96	31.22 (4.15)	77.03	10.08	5.73 (1.17)	14.64	39.88	62.39
Other Equipments	71.36	49.85 (0.31)	120.90	13.14	4.22 (0.07)	17.29	58.22	103.61
TOTAL	2,075.19	382.27 (33.97)	2,423.49	399.82	113.61 (1.28)	512.15	1,675.37	1,911.34
PREVIOUS YEAR	1,845.75		2,075.19	307.17		399.82	1,538.58	1,675.37

VORIN LABORATORIES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	As at 31.12.2001	As at 31.12.2000
	Rs. Lacs	
SCHEDULE - 6		
INVESTMENTS		
Long term - trade investments		
Fully paid		
Unquoted :		
1,006 Equity shares of Rs. 100 each in Jeedimetla Effluent Treatment Limited	**1.01**	1.01
60,310 Equity Shares of Rs. 10 each in Patancheru Enviro Tech. Ltd	**6.03**	6.03
Quoted :		
27,38,324 Equity shares of Fine Drugs & Chemicals Ltd. (Prevous Year 52,200 equity shares)	**151.27**	22.28
	158.31	29.32
Market Value	**150.61**	3.13
SCHEDULE - 7		
INVENTORIES		
(As certified by a director)		
Stores and Spares	**25.74**	17.17
Raw Materials	**1,234.01**	1,099.62
Packaging Materials	**0.37**	0.23
Finished Goods	**938.15**	531.51
Work in Process	**1,146.93**	1,918.49
	3,345.20	3,567.02
SCHEDULE - 8		
SUNDRY DEBTORS		
(Unsecured)		
Debts over six months		
- Good	**45.03**	31.70
- Doubtful	**-**	21.57
- Less : Provision	**-**	(21.57)
	45.03	31.70
Other debts	**3,492.76**	1,815.67
	3,537.79	1,847.37
SCHEDULE - 9		
CASH AND BANK BALANCES		
Cash in hand	**0.54**	5.08
With scheduled banks in		
Current accounts	**0.21**	1.60
Fixed deposit account (pledged)	**10.39**	15.94
	11.14	22.62
SCHEDULE - 10		
OTHER CURRENT ASSETS		
Interest receivable	**1.73**	2.83
Claims receivable	**41.08**	113.13
Export benefit accrued	**281.64**	141.86
	324.45	257.82
SCHEDULE - 11		
LOANS AND ADVANCES		
(Unsecured, considered good)		
Loans and advances	**996.83**	207.00
Advances recoverable in cash or kind or for value to be received	**131.58**	151.29
Deposits with others	**48.19**	30.81
Balance with central excise	**8.87**	54.61
Prepaid tax	**122.27**	77.96
	1,307.74	521.67
SCHEDULE - 12		
CURRENT LIABILITIES		
Sundry creditors		
Small scale industries	**23.15**	17.66
Others	**3,053.79**	1,954.55
Other liabilities	**213.90**	155.27
Interest Accrued but not due	**44.77**	30.96
	3,335.61	2,158.44
SCHEDULE - 13		
PROVISIONS		
Tax	**28.15**	24.00
Retirement benefits	**19.41**	18.23
	47.56	42.23

VORIN LABORATORIES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Lacs	
	For the year ended 31.12.2001	For the year ended 31.12.2000
SCHEDULE - 14		
INCOME		
Sales	16,878.95	8,599.83
Processing Income	–	27.35
	16,878.95	8,627.18
SCHEDULE - 15		
OTHER INCOME		
Other Income	1.07	–
	1.07	–
SCHEDULE - 16		
EXPENDITURE		
MATERIALS		
Raw Material Consumed	11,158.62	6,332.06
Packaging Material Consumed	42.32	65.62
Finished Goods Purchased	421.58	351.23
Increase in Work-in-process and finished goods		
Opening Stock		
Work-in-process	1,918.49	963.27
Finished Goods	531.51	553.00
	2,450.00	1,516.27
Less Closing Stock		
Work-in-process	1,146.93	1,918.49
Finished Goods	938.15	531.51
	2,085.08	2,450.00
	364.92	(933.73)
Material Consumed	11,987.44	5,815.18
SCHEDULE - 17		
MANUFACTURING		
Stores and spares consumed	96.26	79.41
Power & fuel	200.93	208.75
Repairs		
Factory buildings	7.11	18.19
Plant & machinery	77.09	57.83
Analytical charges	23.13	17.53
Effluent discharging	55.19	62.14
Water charges	11.31	12.76
Processing charges	1,338.53	571.16
Excise duty	1,092.53	712.94
	2,902.08	1,740.71
SCHEDULE - 18		
PERSONNEL		
Salaries, wages and bonus	316.36	293.36
Contribution to provident and other funds	26.78	25.45
Staff welfare	48.55	40.83
	391.69	359.64

VORIN LABORATORIES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Lacs	
	For the year ended 31.12.2001	For the year ended 31.12.2000
SCHEDULE - 19		
SELLING, GENERAL AND ADMINISTRATION		
Rentals	**2.84**	4.42
Insurance	**43.46**	30.22
Rates & taxes	**14.56**	19.94
Directors remuneration	**20.39**	17.40
Legal and professional charges	**20.68**	20.99
Travelling	**69.55**	59.19
Repairs and maintenance	**33.10**	27.09
Freight & transportation	**151.58**	116.78
Commission and discounts	**293.86**	97.40
Advertisement	**1.40**	3.58
Bank charges	**22.62**	32.91
Books and periodicals	**1.40**	5.87
Auditors remuneration	**1.51**	1.09
Communication	**24.10**	23.35
Printing and stationery	**7.08**	7.85
Loss on sale of assets	**1.07**	5.28
Debts and advances written off	**-**	106.49
Provision for doubtful debts	**-**	21.57
Claims written off	**11.73**	6.06
Others	**14.32**	4.77
	735.25	612.25
SCHEDULE - 20		
INTEREST		
Interest - fixed period loans	**292.67**	184.72
Others	**320.07**	125.36
	612.74	310.08
SCHEDULE - 21		
PRIOR PERIOD ADJUSTMENTS		
Statutory Payments	**-**	4.98
Others	**225.05**	-
	225.05	4.98

22. NOTES TO THE ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

a. Fixed Assets and Depreciation :
Fixed Assets are stated at cost less accumulated depreciation. Depreciation on the fixed assets is provided on straight line method as per the rates and in the manner specified in Schedule XIV to the Companies Act, 1956.

b. Investments :
Long term investments are stated at cost. Provision for diminution in value of Long-term investments, other than temporary, is made in the accounts.

c. Valuation of Inventories :
Inventories are valued as under:

Stores & Spares, Raw Materials and Packaging Materials - at cost.

Finished Goods - at lower of cost and net realisable value. which ever is lower.

Work-in-Process - at cost up to estimated stage of process.

In case where duty paid/indigenous materials are consumed prior to duty free import of materials under the advance license scheme of export and import policy issued by the ministry of commerce, Government of India for manufacture of products for export, the excess cost of such materials over that of duty free materials is carried forward and charged to revenue on consumption of such duty free materials.

d. Sales :
Sales are stated net of returns and sales tax.

e. Foreign Exchange Transactions :
Transactions in foreign currencies are translated at the exchange rates prevailing on the dates of transactions and in case of purchases of materials and sale of goods, the exchange gains/losses on settlement during the year, are adjusted to respective accounts.

Current assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the date of the balance sheet. Exchange gain/loss other than those relating to fixed assets are dealt with in the profit and loss account.

f. Research & Development :
Capital expenditure on research and development is included in the respective heads under fixed assets.

g. Retirement Benefits :
Provision for future liabilities in respect of gratuity and leave encashment benefits are made based on actuarial valuation and contribution for superannuation is made to Life Insurance Corporation of India as per Company's Policy.

h. Taxation:
Income Tax expense comprises current tax and deferred tax charge or release. The deferred tax charge or credit is recognised using current tax rates. Where there is unabsorbed depreciation or carry forward losses deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future. Such assets are reviewed as at each Balance sheet date to reassess realisation.

VORIN LABORATORIES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

			Rs. Lacs	
2.	a.	*Contingent liabilities not provided for*	As at 31.12.2001	As at 31.12.2000
	i.	Demand for taxes pending in appeal	38.06	14.42
	b.	Capital Expenditure Commitments	11.92	89.69

3. Secured Loans

   a. Working Capital borrowings from banks are secured by hypothecation of Raw Material, Work in Process, Finished Goods, and Book Debts and are also guaranteed by the holding company. Further the facilities availed from Punjab National Bank are also secured by second charge on the fixed assets of the company.

   b. Loans from Industrial Development Bank of India is secured by a first charge on the Fixed Assets of the Company and further guaranteed personally by two Directors of the company.

4. Sundry Debtors and Creditors balances have been sent for confirmations. Reconciliation of the same is in progress.

5. Small scale industries to which the Company owes a sum exceeding Rs.1.00 lac for more than 30 days.

   Ankar Engineers & Fabrication

   Maruthi Cores & Containers

   Sai Teja Packing Co.

6. 41,34,883 equity shares have been held by the holding companies namely Vidyut Investments Ltd and Solus Pharmaceuticals Limited and no shares have been held by ultimate holding company namely Ranbaxy Laboratories Ltd.

7. Previous period's figures have been regrouped wherever necessary to confirm to the classification adopted for the current year.

8. Exchange gain adjusted to relevant revenue account Rs.4.67 Lacs (period ended 31 December 2000 Rs.2.23 Lacs).

9. Research and Development expenditure of revenue nature incurred during the period Rs.28.78 lacs. (period ended 31 December 2000 is Rs. 65.68 Lacs)

10. Gratuity is provided for the lowest of the acturial valuations obtained.

		Rs. Lacs	
		Year ended 31.12.2001	Year ended 31.12.2000
11.	**Directors' Remuneration**		
	Salary and allowances	16.59	16.60
	Leave Encashment	2.99	–
	Contribution to provident and other funds	1.88	1.88
	Perquisites	0.80	0.80
	Total	22.26	19.28
12.	**Payments to Auditors**		
	Statutory Audit	0.60	0.55
	Taxation matters & others	0.35	0.19
	Cost Audit	0.30	0.35
	Cost Audit Expenses	0.26	–
	Total	1.51	1.09

13. **Additional Information pursuant to paragraph 3 & 4 of part II of Schedule VI to the Companies Act, 1956. (as certified by a Director and accepted by the Auditor)**

A. **Particulars of goods manufactured**

		Year ended 31.12.2001	Year ended 31.12.2000
	Bulk Pharmaceutical substances & intermediates		
a.	Licensed Capacity (TPA)	Not applicable	Not applicable
b.	Installed Capacity (TPA)	240.00	240.00
c.	Actual Production (TPA)	238.48	235.87
	(Capacities have been worked out in terms of annualised Ciprofloxacin production)		

B. **Particulars of Stocks and Sales**

	Sales		Opening Stock		Closing Stock	
	Quantity Mts.	Value Rs. Lacs	Quantity Mts.	Value Rs. Lacs	Quantity Mts.	Value Rs. Lacs
Bulk Drugs & Intermediates	381.331	16544.25	29.033	531.51	29.2657	938.15
	(475.35)	(8250.36)	(20.524)	(553.00)	(29.033)	(531.51)
Others	–	334.70	–	–	–	–
	–	(349.47)	–	–	–	–

Figures in brackets pertain to previous year

C. **Purchase of Trading Goods:**

	Year ended 31.12.2001		Year ended 31.12.2000	
	Quantity Kgs.	Value Rs. Lacs	Quantity Kgs.	Value Rs. Lacs
Ciprofloxacin	1000	9.15	2100	22.05
Sulphamethoxazole	–	–	9000	31.05
Norfloxacin	19125	236.54	6450	87.87
Enrofloxacin	–	–	5000	50.83
Piperazine Anhydrous	–	–	14000	24.12
Others		175.89		135.31
Total		421.58		351.23

VORIN LABORATORIES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

D. Raw Material Consumed during the year:

	Year ended 31.12.2001 Quantity Kgs.	Value Rs. Lacs	Year ended 31.12.2000 Quantity kgs.	Value Rs. Lacs
2 C 5 F Acetophenone	172477	508.23	336841	978.74
Cyclopropylamine	43844	303.35	54954	409.69
Piperazine Anhydrous	110952	166.17	219669	335.24
N-Ethyl Piperazine	–	–	55540	181.25
Beta Thymidene	2992	356.58	3100	387.25
Others		9824.29		4039.89
TOTAL		**11158.62**		6332.06

E. C.I.F Value of Imports

	Year ended 31.12.2001 Rs. Lacs	Year ended 31.12.2000 Rs. Lacs
Raw Material	2145.56	1563.70
Capital Goods & Lab consumables	32.80	2.17
F. Expenditure in Foreign currency		
Professional fee	–	7.29
Others	32.66	30.79
G. Dividend Remittance in Foreign Currency		
a) Number of NRI Shareholders	67	69
b) Number of Shares held by NRI Shareholders	10,37,400	10,84,000
c) Gross dividend in lacs	–	–
d) Net dividend in lacs	–	–
H. Earnings in Foreign Exchange		
FOB value of Export of Goods	2063.03	1,921.90

I. Raw Materials and Stores Consumed during the year

	Year ended 31.12.2001 Rs. Lacs	%	Year ended 31.12.2000 Rs. Lacs	%
1. Imported	2234.78	19.00	1456.89	22.50
2. Indigenous	9062.41	81.00	5020.21	77.50
TOTAL	**11297.19**	**100.00**	6477.10	100.00

a) Related Party Disclosures in accordance with Accounting Standard – 18 issued by the Institute of Chartered Accountants of India.

Rs Lacs

	Holding Company		Fellow Subsidiaries		Enterprises significantly influenced and controlled by Key Management Personnel		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Sales	7350.17	2812.55	—	—	1082.74	3.24	8831.95	2815.79
Purchases of raw materials, intermediaries and finished goods	(1654.07)	(1731.39)	(68.92)	(75.91)	(3209.55)	(572.35)	(4701.18)	(2379.65)
Provision/(Receipt) of management services	(14.00)	—	—	—	—	1.50	(14.00)	1.50
Conversion Income / (Charges)	—	27.35	—	—	(1295.45)	(553.77)	(1295.45)	(526.42)
Other services [Commission / Brokerage]	(196.88)	—	—	—	—	—	(196.88)	—
Finance Income / (Expense)	(327.73)	(123.91)	—	—	163.86	119.85	(163.87)	(4.06)
Equity Investment Number of Shares	—	—	—	—	2733724	52200	2733724	52200
Equity Allotment Number of Shares	(3734883)	(3734883)	(400000)	(400000)	—	—	(4134883)	(4134883)
Loans given *(maximum during the year)*	—	—	—	—	996.38	207.00	996.38	207.00
Loans (taken) *(maximum during the year)*	(2282.65)	(1326.00)	—	—	—	—	(2282.65)	(1326.00)
Guarantees given / (obtained)	(2800.00)	(2000.00)	—	—	—	—	(2800.00)	(2000.00)
Balance outstanding as at the year end Receivable / (Payable)	956.84	(649.68)	(21.44)	(48.98)	1166.93	746.56	2327.04	47.90

b) Related Parties and nature of relationship.

Holding Company	:	Ranbaxy Laboratories Limited through Vidyut Investments Limited
Fellow Subsidiary Companies	:	Solus Pharmaceuticals Limited Ranbaxy Fine Chemicals Limited
Enterprises significantly Influenced and controlled by Key Management Personnel	:	Fine Drugs & Chemicals Limited Matrix Laboratories Limited

15 Segment Reporting is not applicable as the company operates only in one business segment , viz. Bulk Drugs.

16. Deferred Taxation :

In view of the immaterial amount of Deferred tax liability on the date of the Balance sheet no adjustment in this regard has been made.

Signatories to Schedules 1 to 22

On behalf of the Board of Directors

ISAIAH J MATHIAAS
Director Finance & Company Secretary

LALIT AHLUWALIA
Director

N. PRASAD
Managing Director

For Beldi & Associates
Chartered Accountants

BELDI SRIDHAR
Partner

Place : Hyderabad
Dated : March 29, 2002

VORIN LABORATORIES LIMITED

CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001

		31.12.2001	Rs. Lacs 31.12.2000
A.	CASH FLOW FROM OPERATING ACTIVITIES:		
	Net profit/(loss) before tax & prior period items	137.21	(309.54)
	Adjustments for:		
	Depreciation	113.61	98.85
	Interest	612.74	310.08
	Provision for Retirement	1.18	5.64
	Operating profit before working capital changes	864.74	105.03
	Adjustments for:		
	Trade and Other Receivables	(1,690.42)	(710.52)
	Inventories	221.82	(1,458.39)
	Trade Payables	1,163.36	578.56
	Other Current Assets	(808.39)	423.86
	Cash generated from operations	(248.89)	(1,061.46)
	Interest Paid	(598.93)	(287.25)
	Direct Taxes Paid	(44.64)	(10.95)
	Cash flow before prior period items	(892.46)	(1,359.66)
	Prior Period Expenses	(225.05)	(4.97)
	Net cash inflow / (outflow) from operating activities	(1,117.51)	(1,364.63)
B	CASH FLOW FROM INVESTING ACTIVITIES		
	Purchase of Fixed Assets	(379.38)	(211.15)
	Sale of Fixed Assets	32.69	18.23
	Purchase of Investments	(128.99)	(15.74)
	Net cash used in investing activities	(475.68)	(208.66)
C.	CASH FLOW FROM FINANCING ACTIVITIES		
	Proceeds from Long Term Borrowings	826.47	719.70
	Increase/(Decrease) in Bank Borrowings	755.24	691.50
	Net cash used in financing activities	1,581.71	1,411.20
	INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C)	(11.48)	(162.09)
	Cash & cash equivalents at the beginning of the year	22.62	184.71
	Cash & cash equivalents at the close of the year	11.14	22.62

On behalf of the Board of Directors

ISAIAH J MATHIAAS	LALIT AHLUWALIA	N. PRASAD
Director Finance & Company Secretary	*Director*	*Managing Director*

AUDITORS' CERTIFICATE

We have verified the above cash flow statement of Vorin Laboratories Limited derived from the audited financial statements for the year ended 31st December, 2001 and found the same in accordance therewith and also with the requirements of Clause 32 of the listing agreements with stock exchanges.

FOR BELDI & ASSOCIATES

Place: Hyderabad
Date : March 29,2002

BELDI SRIDHAR
Partner

VORIN LABORATORIES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	007712	State Code	01
Balance Sheet Date	31 (Date) 12 (Month) 2001 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities	1116454	Total Assets	1116454
Sources of Funds			
Paid-Up Capital	81000	Reserves & Surplus	162283
Secured Loans	294880	Unsecured Loans	239974
Application of Funds			
Net Fixed Assets	192517	Investments	15831
Net Current Assets	514315	Misc. Expenditure	NIL
Accumulated Losses	55473		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover	1687865	Total Expenditure	1674281
Profit/ Loss before Tax	+ ✔ 13721	Profit/Loss after tax	+ ✔ 13306

(Please tick appropriate box + for Profit, - for Loss)

Prior Period Adjustments	22538	Profit/Loss after Prior Period Adjustments	9232
Earning Per Share in Rs.	- -	Dividend Rate (%)	– –

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code)	29.41
Product (Description)	CIPROFLOXACIN
Item Code No. (ITC Code)	29.41
Product Description	ENROFLOXACIN
Item Code No. (ITC Code)	29.42
Product Description	INDINAVIR

on behalf of the Board of Directors

Place : Hyderabad
Dated : March 29, 2002

ISAIAH J MATHIAAS
Director Finance & Company Secretary

LALIT AHLUWALIA
Director

N. PRASAD
Managing Director

VIDYUT INVESTMENTS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Fourteenth Annual Report of the Company and Audited Accounts for the year ended December 31, 2001.

Operations

During the year under review the Company has earned a Gross Income of Rs. 28772.77 lacs and incurred a loss of Rs. 246.18 lacs. The Company sold its six seater, King Air C-90B executive aircraft to Vidyut Travel Services Limited at a consideration of Rs. 5.50 crores.

Directors

Mr. R. C. Gupta, Director retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Subsidiary Company

The reports and audited accounts of M/s. Vidyut Travel Services Ltd., a wholly owned subsidiary of the Company alongwith statement pursuant to Section 212 of the Companies Act, 1956 is annexed.

Fixed Deposit

The Company has not invited/received any fixed deposits during the year under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars relevant to be furnished pertaining to conservation of energy / technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Harish Gambhir & Co., Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Audit Committee

The Company has an Audit Committee comprising of Mr. Rahul Goswami, Mr. S. C. Agrawal and Mr. R. C. Gupta directors of the Company.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your directors' confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

(ii) that the directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the loss of the Company for that period;

(iii) that the directors had taken proper and sufficient care for the maintenance of adequate accounting reco rds in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the directors had prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi
Dated : April 24, 2002

S.C. AGRAWAL
Director

RAHUL GOSWAMI
Director

AUDITORS' REPORT

To the Members of Vidyut Investments Limited.

We have Audited the Attached Balance Sheet of **VIDYUT INVESTMENTS LIMITED** as at 31 December 2001 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
2. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
3. Further to our comments in the Annexure referred to above, we report that :
   (a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   (b) In our opinion, proper books of account as required by Law have been kept by the Company so far as appears from our examination of the books;
   (c) In our opinion, the Balance Sheet and the Profit and Loss Account comply with the Accounting Standards prescribed by the Institute of Chartered Accountants of India, referred to in Section 211 (3C) of the Companies Act, 1956 of India ("the Act").
   (d) On the basis of the written representations received from the Directors as on 31 December 2001, and taken on records by the Boards of Directors, we report that none of the Directors is disqualified as on 31 December 2001 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Act.
   (e) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information as required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
      (i) In the case of the Balance Sheet, of the State of Affairs of the Company as at 31 December 2001 and
      (ii) In the case of the Profit and Loss Account, of the Loss for the year ended on that date.

For HARISH GAMBHIR & CO.
Chartered Accountants

Place : New Delhi
Dated : April 24, 2002

HARISH K. GAMBHIR
Proprietor

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in Paragraph 1 of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of its Fixed Assets. The Fixed Assets of the Company have been physically verified by the Management at reasonable interval during the year. As explained to us, no material discrepancies have been noticed on such verification.
2. The Fixed Assets of the Company have not been revalued during the year.
3. As explained to us the stock of shares and securities has been physically verified by the Management during the year.
4. In our opinion, the procedures of physical verification followed by the Management are reasonable and adequate in relation to the size of the Company and nature of its business.
5. We are informed that no material discrepancies were noticed on verification between the physical stocks and the books records.
6. On the basis of our examination of the stock records, in our opinion, the valuation of stocks of shares and securities is fair and proper and in accordance with the normally accepted Accounting Principles followed in India and is on the same basis as in the earlier years.
7. The Company has not taken any loans, secured or unsecured from Companies, Firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956.In terms of sub-section (6) of Section 370 of the Companies Act, 1956, the provisions of the section are not applicable to a company on or after 31 October, 1998.
8. The Company has given loans to Companies, Firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms & conditions are prima facie not prejudicial to the interest of the Company. In terms of sub-section (6) of Section 370 of the Companies Act, 1956, the provisions of the section are not applicable to a company on or after 31 October, 1998.
9. In respect of loans and advances in the nature of Loans given by the company, where stipulations have been made, the parties including employees are repaying the principal amounts as stipulated or as rescheduled, and are also regular in payment of interest, wherever applicable.
10. The Company has not accepted any deposits from the public to which provisions of section 58A of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 apply.
11. In our opinion, the company has an adequate internal audit system commensurate with its size and nature of business.
12. The provision of Provident Fund Act and Employees State Insurance Act are not yet applicable to the Company.
13. On the last day of the Financial Year there was no amount outstanding in respect of undisputed Income Tax, Wealth Tax and Sales Tax, Customs Duty and Excise Duty which were due for more than six months from the date they became payable.
14. During the course of our examination of the books of account carried out with the generally accepted auditing practices, we have not come across any personal expenses of employees or directors which have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practices.
15. As the company is an investment company, it is not an Industrial Undertaking within the meaning of Clause (o) of Sub-section (1) of the section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985. Consequently, the provisions of Clause (xx) of Clause A of paragraph 4 of the Order are not, applicable to the Company.
16. The Company has maintained proper records for loans granted on the basis of security by way of pledge of securities;
17. In respect of the Company's activities relating to dealing in shares, securities and debentures, proper records have been maintained of the transactions and contracts and timely entries have been made therein. The Investment of the Company are held in its own name except to the extent of exemption if any, granted under Section 49 of the Companies Act, 1956;
18. Other provisions of Clause 4A and 4D of the Manufacturing and Other Companies (Auditors' Report) Order, 1988 are not applicable to the Company for the year and have therefore not been commented upon.

For HARISH GAMBHIR & CO.
Chartered Accountants

Place : New Delhi
Dated : April 24, 2002

HARISH K. GAMBHIR
Proprietor

VIDYUT INVESTMENTS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2001

	Schedule	As at 31.12.2001 (Rs. Lacs)	As at 31.12.2000 (Rs. Lacs)
SOURCES OF FUNDS			
SHARE HOLDERS' FUNDS			
Capital	1	**2,500.84**	2,500.84
Reserves and Surplus	2	**185.29**	253.99
LOAN FUNDS			
Unsecured Loans	3	**6,211.87**	10,444.18
TOTAL		**8,898.00**	13,199.01
APPLICATION OF FUNDS			
FIXED ASSETS	4		
Gross Block		**7.35**	727.33
Less : Depreciation		**5.62**	234.25
Net Block		**1.73**	493.08
INVESTMENTS	5	**2,239.88**	2,362.54
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry Debtors	6	**3,602.49**	1,163.89
Cash & Bank Balances		**18.66**	84.11
Loans and Advances	7	**3070.76**	13,460.18
		6,691.91	14,708.18
LESS :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	8	**22.19**	4,362.19
Provisions	9	**13.50**	2.60
		35.69	4,364.79
NET CURRENT ASSETS		**6,656.22**	10,343.39
DEFERRED TAX ASSETS	10	**0.17**	-
TOTAL		**8,898.00**	13,199.01
SIGNIFICANT ACCOUNTING POLICIES	13		
NOTES TO THE ACCOUNTS	14		

The schedules referred to above form an integral part of the Accounts.
This is the Balance Sheet referred to in our report of even date.

For HARISH GAMBHIR & CO.
Chartered Accountants

For and on behalf of the Board of Directors

HARISH K. GAMBHIR	**SUDHAKAR AWASTHI**	**S. C. AGRAWAL**	**RAHUL GOSWAMI**
Proprietor	*Company Secretary*	*Director*	*Director*

Place : New Delhi
Dated : April 24, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001

	Schedule	Year ended 31.12.2001 (Rs. Lacs)	Year ended 31.12.2000 (Rs. Lacs)
INCOME			
Sales		**26,349.72**	97,198.02
Lease Income		**58.21**	60.00
Provision for Doubtful Loans & Advances Written Back		**950.00**	–
Other Income	11	**1,414.84**	2,783.74
		28,772.77	100,041.76
EXPENDITURE			
Purchases		**28,475.55**	92,357.53
Finance Cost		**63.98**	6,524.35
Administrative & Other Expenses	12	**45.58**	133.15
Provision for Doubtful Loans & Advances		**–**	950.00
Amounts written off		**202.77**	0.53
Depreciation		**40.36**	41.61
		28,828.24	100,007.17
PROFIT/(LOSS) BEFORE TAX		**(55.47)**	34.59
Less : Provision For Tax			
Current Year		**13.50**	–
Deferred Tax		**177.21**	–
PROFIT/(LOSS) AFTER TAX		**(246.18)**	34.59
Balance as per last Balance Sheet		**111.63**	79.61
Prior period items			
Write back of provision of Income Tax (Net)		**0.10**	(2.57)
Deferred Tax Credit		**177.38**	–
Surplus Carried Forward		**42.93**	111.63
SIGNIFICANT ACCOUNTING POLICIES	13		
NOTES TO THE ACCOUNTS	14		

The schedules referred to above form an integral part of the Accounts.
This is the Profit and Loss Account referred to in our report of even date.

For HARISH GAMBHIR & CO.
Chartered Accountants

For and on behalf of the Board of Directors

HARISH K. GAMBHIR	**SUDHAKAR AWASTHI**	**S. C. AGRAWAL**	**RAHUL GOSWAMI**
Proprietor	*Company Secretary*	*Director*	*Director*

Place : New Delhi
Dated : April 24, 2002

VIDYUT INVESTMENTS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	As at 31.12.2001 (Rs. Lacs)	As at 31.12.2000 (Rs. Lacs)
1. CAPITAL		
Authorised		
25,750,000 Equity Shares of Rs. 10 each	2,575.00	2,575.00
25,000 10% Non Cumulative Redeemable Preference Shares of Rs. 100 each	25.00	25.00
	2,600.00	2,600.00
Issued, Subscribed & Paid up		
25,008,400 Equity Shares of Rs. 10 each fully paid up	2,500.84	2,500.84
	2,500.84	2,500.84
2. RESERVES AND SURPLUS		
General Reserve		
As per Last Balance Sheet	22.36	22.36
Reserve Fund		
As per Last Balance Sheet	120.00	120.00
Profit & Loss Account		
Surplus	42.93	111.63
	185.29	253.99
3. UNSECURED LOANS		
Short term Loans		
Loan From Holding Company	6,211.87	10,444.18
	6,211.87	10,444.18

4. FIXED ASSETS — Rs. Lacs

Assets	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As at 1.1.2001	Additions During The Year	Deductions During The Year	As at 31.12.2001	As at 1.1.2001	Provided For The Year	Adjustment For The Year	As at 31.12.2001	As at 31.12.2001	As at 31.12.2000
A. Assets Relating to Leasing Business										
Air Craft	719.98	–	719.98	–	229.69	39.10	268.79	–	–	490.29
B. Other Assets										
Office Equipment	7.35	0.27	0.27	7.35	4.56	1.26	0.20	5.62	1.73	2.79
Total	727.33	0.27	720.25	7.35	234.25	40.36	268.99	5.62	1.73	493.08
Previous Year	727.11	0.22	–	727.33	192.64	41.61	–	234.26	493.08	-

5. INVESTMENTS — Rs. Lacs

Particulars	Numbers 31.12.2001	Numbers 31.12.2000	As at 31.12.2001	As at 31.12.2000
LONG TERM INVESTMENTS (OTHER THAN TRADE)				
QUOTED				
Equity Shares of Rs. 10 each fully paid.				
Fortis Financial Services Limited	353,150	353,150	144.88	144.88
Vorin Laboratories Limited	3,734,883	3,734,883	1,994.75	1,994.75
Fine Drugs & Chemicals Limited	4,600	–	0.20	–
UNQUOTED				
Equity Shares of Rs. 10 each (Unless otherwise stated) fully paid-up.				
Sidmak Laboratories (India) Limited (Face Value of Rs. 100 each)	–	16,733	–	105.42
Ranbaxy Drugs & Chemicals Company (A Company with unlimited liability)	–	1,550,000	–	17.44
Specialty Ranbaxy Limited	500	500	0.05	0.05
Investment in wholly owned subsidiary Company				
Vidyut Travel Services Limited	1,000,000	1,000,000	100.00	100.00
			2,239.88	2,362.54

NOTES :

Aggregate Value of Investments :

	As at 31.12.2001	As at 31.12.2000
Quoted		
Market	870.40	871.43
Book	2,139.83	2,139.63
Unquoted		
Book	100.05	222.91

VIDYUT INVESTMENTS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	As at 31.12.2001	As at 31.12.2000
6. SUNDRY DEBTORS		
Debts outstanding for a period exceeding six months		
Secured - Considered good	**756.88**	–
Unsecured		
Considered good	–	10.99
Considered doubtful	**2,845.61**	–
Other Debts	–	1,152.90
	3,602.49	1,163.89
7. LOANS & ADVANCES		
Secured - Considered good	**2,380.55**	12,105.00
Unsecured		
Considered good	**252.06**	628.37
Considered doubtful	**325.42**	950.00
Less : Provision	–	(950.00)
Tax Deducted at Source	**106.42**	143.82
Advances Recoverable in cash or in kind - or for value to be received - Considered good	**6.31**	582.99
	3,070.76	13,460.18
8. CURRENT LIABILITIES		
Sundry Creditors	–	5.58
Interest accrued but not due (Net of Tax Deducted at Source)		
Ranbaxy Laboratories Limited - Holding Company	–	3,156.63
Others	–	103.46
Other Liabilities	**2.25**	1,095.26
Book Overdraft with Banks	**19.94**	1.26
	22.19	4,362.19
9. PROVISIONS		
Income tax	**13.50**	2.60
	13.50	2.60
10. DEFERRED TAX ASSETS		
For Depreciation	**0.17**	–
	0.17	–
	Year ended 31.12.2001	Year ended 31.12.2000
11. OTHER INCOME		
Dividend on Long Term Investments	**13.39**	13.39
Other Dividend	**23.66**	0.93
Interest	**783.22**	642.31
Profit on Sale of Investments	**375.17**	–
Profit on Sale of Fixed Assets (Net)	**98.78**	–
Vyaj Badla	**17.67**	806.92
Arbitrage	**25.20**	1,234.31
Miscellaneous	**77.75**	85.88
	1,414.84	2,783.74
12. ADMINISTRATIVE & OTHER EXPENSES		
Salaries & Allowances	**12.27**	9.77
Filing Fees	**0.08**	0.05
Legal & Professional	**20.71**	21.97
Rates & Taxes	**0.06**	2.84
Conveyance Expenses	**0.08**	0.20
Depository & Custodial Charges	**10.44**	96.60
Others	**1.94**	1.72
	45.58	133.15

13. SIGNIFICANT ACCOUNTING POLICIES

1 System of Accounting

The Financial statements have been prepared under the historical cost convention, in accordance with the generally accepted accounting principles and the provisions of the Companies Act,1956.

The Company follows mercantile system of accounting & recognise Income & Expenditure on accrual basis except where significant uncertainties exist in regard to realisability of revenue which is accounted for on receipt basis.

2 Fixed Assets

Fixed Assets are stated at cost less accumulated depreciation.

3 Depreciation

Depreciation on Fixed Assets including leased assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

4 Investments

(a) Long term investments are stated at cost. However, provision for diminution is made to recognise a decline, other than temporary, in the value of investments.

(b) Current Investments are stated at lower of Cost or fair value.

VIDYUT INVESTMENTS LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

5 **Deferred Tax**

Deferred Tax is recognised, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

14. NOTES TO THE ACCOUNTS

	Rs. Lacs Year ended 31.12.2001	Year ended 31.12.2000
I. Profit & Loss Account		
1. Interest Cost includes :		
Interest to Ranbaxy Laboratories Ltd. (Holding Company)	**63.66**	6,505.24
Other Interest	**0.32**	19.11
2. Tax deducted at source :		
On Interest Income	**60.01**	49.63
On Others	**7.65**	–
3. Payment to Auditors		
Audit Fees		
Statutory	**1.25**	0.50
Tax	**0.26**	0.17
Other matters		
Company Law Matters	**0.60**	0.33
Certification	**0.01**	–
Travel & Out of Pocket	**0.09**	–
Service Tax	**0.08**	0.05

II. Balance Sheet

1. Decline in the market value of Investments as at 31st December, 2001 in opinion of the Management is temporary, in view of the nature of Investments.
2. The entire equity share capital of the Company is held by Ranbaxy Laboratories Limited.
3. No provision has been made for doubtful debts and loans & advances (aggregate Rs.3171 Lacs as on December 31, 2001) in view of the provision of Rs. 3500 Lacs made by Ranbaxy Laboratories Limited, the Holding Company in their Accounts for the year ended December 31, 2001 in respect of the Company; accordingly the provision of Rs. 950 Lacs in this regard made in the Accounts for the year ended December 31, 2000 has also been written back.
4. Provision for taxation for the year represents the tax liability for assessment year 2001-02 relevant to the period April 1, 2000 to March 31, 2001. No provision for taxation for the period from April 1, 2001 to December 31, 2001 has been made as the tax liability,if any will be determined on the basis of accounts for the 12 months ending on March 31, 2002.
5. Additional information pursuant to the Provisions of paragraph 3 & 4 of part II of Schedule VI to the Companies Act, 1956 is either NIL or not applicable and hence not stated.

III. Previous Year Figures

Previous year figures have been recast & regrouped wherever necessary.

Signatories to the schedules 1 to 14

For HARISH GAMBHIR & CO.
Chartered Accountants

For and on behalf of the Board of Directors

HARISH K. GAMBHIR *Proprietor*

SUDHAKAR AWASTHI *Company Secretary*

S. C. AGRAWAL *Director*

RAHUL GOSWAMI *Director*

Place : New Delhi
Dated : April 24, 2002

Statement Regarding Subsidiary Company Pursuant to section 212(3) and 212(5) of the Companies Act, 1956

Name of Subsidiary Company	Financial Year to which Accounts relate	Holding Company's interest as at close of Financial Year of Subsidiary Company: i) Shareholding	ii) Extent of Holding %	Net aggregate amount of Subsidiary Company's Profits after deducting its Losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's Account: For the Current Accounting Year Rs. (Lacs)	For the Previous Accounting Years Rs. (Lacs)	Net aggregate amount of Subsidiary Company's Profit after deducting its Losses or vice-versa, dealt within the Company's Account: For the Current Accounting Year Rs. (Lacs)	For the Previous Accounting Years Rs. (Lacs)	Holding Company's interest as at 31.12.2001 incorporating Changes since close of Financial Year of Subsidiary Company
Vidyut Travels Services Ltd	31-Dec-01	1,000,000 equity shares of Rs. 10 each	100	**17.95 (Profit)**	24.97 (Loss)	**NIL**	NIL	No change

For and on behalf of the Board of Directors

SUDHAKAR AWASTHI *Company Secretary*

S. C. AGRAWAL *Director*

RAHUL GOSWAMI *Director*

Place : New Delhi
Dated : April 24, 2002

VIDYUT INVESTMENTS LIMITED

STATEMENT PURSUANT TO PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956
BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	16-8444	State Code:	55
Balance Sheet Date:	31 12 2001		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	--NIL---	Rights Issue :	--NIL---
Bonus Issue:	--NIL---	Private Placement :	--NIL---

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	889801	Total Assets:	889801
Sources of Funds			
Paid-up-Capital:	250084	Reserves & Surplus:	18530
Secured Loans:	--NIL---	Unsecured Loans:	621187
Application of Funds			
Net Fixed Assets:	173	Investments:	223988
Net Current Assets:	665640*	Misc. Expenditure:	--NIL---
Accumulated Losses:	--NIL---		

*Including Net Deferred Tax Assets.

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover	2877277	Total Expenditure:	2882824
Profit/ Loss before Tax (Please Tick App. Box + for Profit - for Loss)	+ [ ] - [✔] 5547	Profit/Loss after Tax	+ [ ] - [✔] 24618
Earning Per Share in Rs.	--NIL---	Dividend Rate Equity Sh.	NIL
		Dividend Rate Pref. Sh.	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No.	--NIL---	Product Description	INVESTMENTS TRADE FINANCE

For and on behalf of the Board of Directors

Place : New Delhi
Dated : April 24, 2002

SUSHAKAR AWASTHI
Company Secretary

S. C. AGRAWAL
Director

RAHUL GOSWAMI
Director

VIDYUT TRAVEL SERVICES LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Sixth Annual Report of the Company and Audited Accounts for the year ended December 31, 2001.

Operations

During the year under review the Company, has purchased six seater, King Air C-90B executive aircraft from Vidyut Investments Ltd.-Holding Company, at a consideration of Rs 5.50 crores. The Company has earned a net profit of Rs. 17.95 lacs and the same has been carried forward to the next year.

Dividend

In view of accumulated losses, Board of Directors has not recommended any dividend.

Directors

Col. Surindar Singh, Director of the Company was appointed as Executive Director for the period from 1st July, 2001 to 31st December, 2002 approval from the Central Government in this regard is still awaited.

Mr. Yogesh Kumar Sareen, resigned as director of the Company effective 7th August, 2001.

Mr. Sandeep Mehandroo was appointed as Additional Director of the Company effective 7th August 2001 and he holds office upto the date of this Annual General Meeting. The Company has received a notice from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Sandeep Mahendroo as a Director of the Company.

Mr. S. K. Patawari, Director retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

None of the employees is in receipt of remuneration for the year, which in aggregate was more than the limit prescribed under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars relevant to be furnished pertaining to conservation of energy / technology absorption. Foreign exchange earnings was nil and outgo was Rs. 2,22,406.

Auditors Report

The change in accounting policy with regard to depreciation on fixed assets as referred to by the Auditors in their Report and mentioned in Note 5 and Schedule 16 of the Accounts is self-explanatory.

Auditors

M/s. Walker, Chandiok & Co, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your directors' confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the profit of the Company for that period;

(iii) that the directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the directors have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi	**Col.Surindar Singh**	**Sandeep Mehandroo**
Dated : February 25, 2002	*Executive Director*	*Director*

AUDITORS' REPORT

To the shareholders,

We have audited the attached balance sheet of Vidyut Travel Services Limited ("the Company") as at December 31, 2001 and also the annexed profit and loss account of the Company, for the year ended on that date and report that:

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government in terms of sub-section (4A) of section 227 of the Companies Act, 1956 we give in the Annexure, a statement on matters specified in paragraphs 4 and 5 of the said Order.
2. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
3. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;
4. The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account;
5. In our opinion and to the best of our information and according to the explanations given to us, subject to note no. 5 in schedule 16 regarding change in the accounting policy relating to depreciation on fixed assets, the depreciation charge for the year is lower by Rs. 2,05,431 and consequent thereto the profit before tax for the year is higher by an equivalent amount, the accounts read together with notes thereon comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 and give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:
   a) in the case of the balance sheet, of the state of affairs of the Company as at December 31, 2001; and
   b) in the case of the profit and loss account, of the profit after tax for the year ended on that date;
6. On the basis of the written declarations received from the directors and taken on record by the board of directors, we report that none of the directors was disqualified as at December 31, 2001 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

For WALKER, CHANDIOK & CO
Chartered Accountants

Place : New Delhi
Dated : February 25, 2002

VINOD CHANDIOK
Partner

Annexure to the auditors' report to the shareholders of Vidyut Travel Services Limited on the accounts for the year ended December 31, 2001 (Referred to in para 1 of our report of even date)

i) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets, which have been physically verified by the management during the year at reasonable intervals. No discrepancies were noticed on physical verification of fixed assets;

ii) There has been no revaluation of fixed assets during the year;

iii) The stock of maintenance spares have been physically verified by the management during/at the end of the year. In our opinion, the frequency of verification is reasonable;

iv) In our opinion, the procedures for physical verification of stock followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business;

v) No discrepancies have been noticed on physical verification of stock as compared to book records;

vi) In our opinion, the valuation of stock is fair and proper in accordance with the normally accepted accounting principles;

vii) In our opinion, there is an adequate internal control procedure commensurate with the size of the Company and nature of its business for purchase of maintenance spares and other assets;

viii) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and nature of its business;

ix) According to the records of the Company, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty as at December 31, 2001 which are outstanding for a period of more than six months from the date the same became payable;

x) According to the information and explanations given to us, no personal expenses of employees or directors other than those payable under contractual obligations or in accordance with generally accepted business practice have been charged to revenue account;

xi) Other matters specified in the Order are not included in the report since they are not applicable to the Company / required to be reported.

For WALKER, CHANDIOK & CO
Chartered Accountants

Place : New Delhi
Dated : February 25, 2002

VINOD CHANDIOK
Partner

VIDYUT TRAVEL SERVICES LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2001

	Schedule	As at December 31, 2001 Rs.	As at December 31, 2000 Rs.
SOURCES OF FUNDS			
Shareholders' funds			
Capital	1	**10,000,000**	10,000,000
Loan Funds			
Unsecured loans	2	**51,075,000**	–
TOTAL		**61,075,000**	10,000,000
APPLICATION OF FUNDS			
Fixed assets	3		
Gross block		55,625,352	515,577
Less : Depreciation		252,637	279,092
Net block		55,372,715	236,485
Current assets, loans and advances			
Inventories	4	1,277,549	–
Sundry debtors	5	3,277,487	2,413,843
Cash and bank balances	6	274,071	58,034
Other current assets	7	12,937	344,927
Loans and advances	8	1,217,342	8,035,929
		6,059,386	10,852,733
Less:			
Current liabilities and provisions			
Liabilities	9	274,657	2,979,585
Provisions	10	21,541	62,672
		296,198	3,042,257
Net current assets		5,763,188	7,810,476
Deferred tax liabilities (Net)	11	(96,000)	-
Miscellaneous expenditure (To the extent not written off or adjusted)			
Preliminary expenses		4,656	5,820
Deficit in profit and loss account		30,441	1,947,219
TOTAL		61,075,000	10,000,000
Significant accounting policies and notes to the accounts	16		

The schedules referred to above form an integral part of the accounts.

This is the balance sheet referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : February 25, 2002

On behalf of the Board of Directors

COL. SURINDAR SINGH
Executive Director

SANDEEP MEHANDROO
Director

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001

	Schedule	Year ended December 31, 2001 Rs.	Year ended December 31, 2000 Rs.
INCOME			
Chartering of aircraft		12,441,464	9,623,397
Miscellaneous		3,664,498	3,782,863
Interest (TDS Rs. 53,976/- Previous year Rs. 32,066/-)		290,322	169,895
Unclaimed balances and excess provisions written back		102,907	69,710
TOTAL		16,499,191	13,645,865
EXPENDITURE			
Operating expenses	12	10,575,302	12,523,347
Personnel	13	846,103	749,249
Administration	14	3,049,382	2,796,578
Preliminary expenses		1,164	1,164
Depreciation		151,493	67,856
TOTAL		14,623,444	16,138,194
PROFIT/(LOSS) BEFORE TAX		1,875,747	(2,492,329)
Provision for tax	15	(81,000)	(5,000)
PROFIT/(LOSS) AFTER TAX		1,794,747	(2,497,329)
Balance as per last balance sheet		(1,947,219)	542,265
Earlier year :			
Tax (including interest)		–	7,845
Depreciation written back		137,031	–
Prior period :			
Deferred tax		(15,000)	–
Deficit carried forward		(30,441)	(1,947,219)

The schedules referred to above form an integral part of the accounts.

This is the profit and loss account referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

VINOD CHANDIOK
Partner

Place : New Delhi
Dated : February 25, 2002

On behalf of the Board of Directors

COL. SURINDAR SINGH
Executive Director

SANDEEP MEHANDROO
Director

VIDYUT TRAVEL SERVICES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	As at December 31, 2001 Rs.	As at December 31, 2000 Rs.
SCHEDULE - 1		
SHARE CAPITAL		
Authorised		
1,000,000 Equity shares of Rs. 10 each	10,000,000	10,000,000
	10,000,000	10,000,000
Issued , subscribed and paid up		
1,000,000 Equity shares of Rs. 10 each fully paid up	10,000,000	10,000,000
	10,000,000	10,000,000
SCHEDULE - 2		
UNSECURED LOANS		
Ranbaxy Laboratories Limited, holding company	51,075,000	–
	51,075,000	–

SCHEDULE - 3
FIXED ASSETS

(Figures in Rupees)

	As at January 1, 2001	Additions	Deletions	As at December 31, 2001
Gross block				
Aircraft	–	55,000,000	–	55,000,000
Furniture, fixture & equipments	233,142	–*	–	233,142
Vehicles	282,435	222,135	112,360	392,210
Total - Current year	515,577	55,222,135	112,360	55,625,352
Previous year	514,987	590	–	515,577
Depreciation				
Aircraft	–	92,822	–	92,822
Furniture, fixture & equipments	113,549	19,550	51,976	81,123
Vehicles	165,543	39,121	125,972	78,692
Total - Current year	279,092	151,493	177,948	252,637
Previous year	211,236	67,856	–	279,092
Net block				
Aircraft	–			54,907,178
Furniture, fixture & equipments	119,593			152,019
Vehicles	116,892			313,518
Total - Current year	236,485			55,372,715
Previous year	303,751			236,485

* Pending registration is in the name of the Company.

		As at December 31, 2001 Rs.	As at December 31, 2000 Rs.
SCHEDULE - 4			
INVENTORIES			
Maintenance spares		1,277,549	–
		1,277,549	–
SCHEDULE - 5			
SUNDRY DEBTORS			
(Unsecured, considered good, unless otherwise stated)			
Debts over six months		89,477	49,200
Less: Doubtful and provided for		(49,200)	(49,200)
		40,277	–
Others Debts		3,237,210	2,413,843
		3,277,487	2,413,843
SCHEDULE - 6			
CASH AND BANK BALANCES			
Cash in hand		32,000	15,456
Balance with scheduled banks in current account		242,071	42,578
		274,071	58,034
SCHEDULE - 7			
OTHER CURRENT ASSETS			
(Unsecured, considered good)			
Interest accrued on deposits		12,937	344,927
		12,937	344,927

VIDYUT TRAVEL SERVICES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	As at December 31, 2001 Rs.	As at December 31, 2000 Rs.
SCHEDULE - 8		
LOANS AND ADVANCES		
(Unsecured, considered good)		
Advances recoverable in cash or in kind or for value to be received	586,836	1,905,176
Short term loan	–	600,000
Bills of exchange	–	5,039,079
Prepaid income - tax	630,506	491,674
	1,217,342	8,035,929
SCHEDULE - 9		
CURRENT LIABILITIES		
Bank overdraft (in books only)	–	243,384
Sundry creditors	16,600	1,013,909
Other liabilities	258,057	1,722,292
	274,657	2,979,585
SCHEDULE - 10		
PROVISIONS		
Retirement benefits	21,541	7,672
Tax	–	55,000
	21,541	62,672
SCHEDULE - 11		
DEFERRED TAX LIABILITES (NET)		
DEFERRED TAX ASSETS		
On provisions made	5,000	–
	5,000	–
DEFERRED TAX LIABILITIES		
Accumulated depreciation	101,000	–
	(96,000)	–

	Year ended December 31, 2001	Year ended December 31, 2000
SCHEDULE - 12		
OPERATING EXPENSES		
Rent		
Aircraft	6,131,002	6,725,333
Others	22,890	35,712
Catering	59,043	65,526
Fuel	2,068,741	1,756,669
Landing and parking	853,506	461,824
Repair and maintenance - Aircraft	1,440,120	3,478,283
	10,575,302	12,523,347
SCHEDULE - 13		
PERSONNEL		
Salaries and allowances	730,754	697,314
Staff welfare	62,235	47,435
Training	53,114	4,500
	846,103	749,249
SCHEDULE - 14		
ADMINISTRATION		
Rent	72,581	17,419
Rates & taxes	13,940	5,500
Professional	867,012	1,209,813
Communication	298,072	159,540
Loss on sale of fixed assets	6,443	–
Travelling and transport	557,934	482,327
Commission on bookings	6,229	–
Insurance	790,468	665,265
Exchange loss	7,507	44,396
Amounts written off	175,246	274,192
Provision for doubtful debts	–	(209,557)
	175,246	64,635
Payment to auditors :		
Audit fee	15,750	11,025
Tax audit fee	7,875	7,875
Other expenses	230,325	128,783
	3,049,382	2,796,578

VIDYUT TRAVEL SERVICES LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Year ended December 31, 2001 Rs.	Year ended December 31, 2000 Rs.
SCHEDULE - 15		
PROVISION FOR TAX		
Current income-tax	-	(5,000)
Deferred income-tax	(81,000)	-
	(81,000)	(5,000)

SCHEDULE - 16

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO THE ACCOUNTS

1. **Significant accounting policies :**
   (a) Fixed assets
   Fixed assets are stated at cost (gross block) less accumulated depreciation.
   Depreciation on fixed assets is charged on straight line method (Till previous year on written down value method) at the rates and in the manner specified in schedule XIV to the Companies Act, 1956.

   (b) Inventories
   Stock of maintenance spares have been valued at cost.

   (c) Retirement benefits
   Liability in respect of unavailed leave of employees on the date of the balance sheet is provided for as per the rules of the Company.

   (d) Preliminary expenses are being written off over a period of ten years.

2. In the opinion of board of directors, current assets, loans and advances have a value on realisation in the ordinary course of business at least equal to the amounts stated in the balance sheet and provision for all known liabilities has been made in the accounts.

3. In accordance with the provisions of the Accounting Standard on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the Company has recognised net deferred tax liability as at December 31, 2000 amounting to Rs. 15,000 and net deferred tax liability for the year amounting to Rs. 81,000 and accordingly net deferred tax liability of Rs. 96,000 is disclosed as a liability in the balance sheet (Refer Schedule 11).

4. The tax year of the Company being the year ending March 31, the provision for current income-tax for the year is the aggregate of the provision made for the three months ended March 31, 2001 and the provision based on the figures for the remaining nine months upto December 31, 2001 the ultimate tax liability of which will be determined on the basis of the figures for the period April 1, 2001 to March 31, 2002.

5. Due to change in the accounting policy with regard to depreciation on fixed assets as stated in1(a) above the depreciation charges for the year is lower by Rs. 205,431 and depreciation relating to earlier years amounting to Rs. 137,031 has been written back.

6. All equity shares of the Company are held by Vidyut Investments Limited, a wholly-owned subsidiary of the ultimate holding company namely, Ranbaxy Laboratories Limited.

	Year ended December 31, 2001 Rs.	Year ended December 31, 2000 Rs.
7. **Directors' remuneration**		
Salary and allowances	174,000	-
Perquisites	11,460	-
	185,460	-

8 . Expenditure in foreign currency :
Maintenance of aircraft Rs. 2,22,406 (Previous year Rs. 9,20,685).

9 . Previous year figures have been regrouped/rearranged, wherever considered necessary to make them comparable with those of the current year.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK
Partner

COL. SURINDAR SINGH
Executive Director

SANDEEP MEHANDROO
Director

Place : New Delhi
Dated : February 25, 2002

VIDYUT TRAVEL SERVICES LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	18818	State Code:	16
Balance Sheet Date:	31 12 2001		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	- NIL -	Rights Issue:	- NIL -
Bonus Issue:	- NIL -	Private Placement:	- NIL -

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	61467	Total Assets:	61467
SOURCES OF FUNDS			
Paid-up-Capital:	10000	Reserves & Surplus:	- NIL -
Secured Loans:	- NIL -	Unsecured Loans:	51075
APPLICATION OF FUNDS			
Net Fixed Assets:	55372	Investments:	- NIL -
Net Current Assets:	5667	Misc. Expenditure:	5
Accumulated Losses:	30		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover Including Other Income		12441	Total Expenditure:		14623
Profit/ Loss Before Tax:	+ ✔ -	1875	Profit/Loss after tax:	+ ✔ -	1794
(Please tick appropriate box + for Profit, - for Loss)					
Earning Per Share in Rs.		- NIL -	Dividend Rate :		- NIL -

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code)	- NA -	Product Description	- NA -

On behalf of the Board of Directors

COL. SURINDAR SINGH	SANDEEP MEHANDROO
Executive Director	*Director*

Place : New Delhi
Dated : February 25, 2002

RANBAXY DRUGS AND CHEMICALS COMPANY

(A public company with unlimited liability)

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Seventh Annual Report of the Company and Audited Accounts for the year ended December 31, 2001.

Operations

During the year under review the Company has earned a net profit of Rs. 17.72 lacs and the same has been carried forwarded to the next year.

Change of Status

The Company's application for change of its status as a limited liability company is still pending with the Registrar of Companies NCT of Delhi & Haryana.

Dividend

In view of accumulated losses, the Board of Directors has not recommended any dividend.

Directors

Dr. J. M. Khanna, Director retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

As the Company has no employees, there are no particulars to be furnished under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars relevant to be furnished pertaining to conservation of energy / technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Walker, Chandiok & Co. Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Audit Committee

The Company has an Audit Committee comprising of Dr. J. M. Khanna - Chairman, Mr. Rahul Goswami and Mr. S. K. Patawari.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your directors' confirm as under :

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed alongwith proper explanation relating to material departures;

(ii) that the directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the profit of the Company for that period;

(iii) that the directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the directors have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi
Dated : March 28, 2002

DR. J. M. KHANNA
Chairman

AUDITORS' REPORT

To the shareholders,

We have audited the attached balance sheet of Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability) as at December 31, 2001 and also the annexed profit and loss account of the Company for the year ended on that date and report that :

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Company Law Board in terms of sub - section (4A) of section 227 of the Companies Act, 1956 we give in the annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.
2. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
3. *In our opinion, proper books of account as required by law have been* kept by the Company so far as appears from our examination of the books;
4. The balance sheet and the profit and loss account dealt with by the report are in agreement with the books of account;
5. In our opinion and to the best of our information and according to the explanations given to us, the accounts read together with the notes thereon, comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 and give the information required by the Companies Act,1956 in the manner so required and give a true and fair view :-
   (i) in the case of the balance sheet, of the state of affairs of the Company as at December 31, 2001 ; and
   (ii) in the case of the profit and loss account, of the profit for the year ended on that date.
6. On the basis of the written representation received from the directors and taken on record by the board of directors, we report that none of the directors of the Company is disqualified as at December 31, 2001 from being appointed as a director in term of clause(g) of sub-section (1) of section 274 of the Companies Act, 1956.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 28, 2002

Vinod Chandiok
Partner

Annexure to the auditors' report to the shareholders of Ranbaxy Drugs and Chemicals Company (A public company with unlimited laibility) on the accounts for the year ended December 31, 2001. (Referred to in para 1 of our report of even date)

i) The fixed assets of the Company consist of land only which has been physically verified by the management during the year at reasonable intervals. No discrepancy has been revealed on physical verification. In our opinion, the frequency of physical verification is reasonable;
ii) There has been no revaluation of the fixed assets during the year;
iii) In respect of loans and advances in the nature of loan given by the Company, the parties have repaid the principal amounts during the year alongwith interest ;
iv) In our opinion and according to the information and explanations given to us, the Company has an internal audit system commensurate with its size and nature of its business ;
v) According to the records of the Company, there are no undisputed amounts payable in respect of income - tax, wealth - tax, sales - tax, customs duty and excise duty outstanding as at December 31, 2001 for a period of more than six months from the date the same became payable;
vi) According to the information and explanations given to us and record examined by us, no personal expenses have been charged to revenue account;
vii) Other matters specified in the Order are not included in the report since these are not applicable to the Company / required to be reported.

For Walker, Chandiok & Co
Chartered Accountants

Place : New Delhi
Dated : March 28, 2002

Vinod Chandiok
Partner

RANBAXY DRUGS AND CHEMICALS COMPANY
(A public company with unlimited liability)

BALANCE SHEET AS AT DECEMBER 31, 2001

Rs. Lacs

	Schedule	As at December 31, 2001	As at December 31, 2000
SOURCES OF FUNDS			
Shareholders' funds			
Capital	1	620.00	620.00
Reserves and surplus	2	12.08	–
		632.08	620.00
Loan funds			
Unsecured loan	3	90.16	–
TOTAL		722.24	620.00
APPLICATION OF FUNDS			
Fixed assets			
Lease hold land - at cost		353.27	353.27
Investments	4	343.03	–
Current assets, loans and advances			
Cash and bank balances	5	24.89	28.02
Other current assets	6	–	3.18
Loans and advances	7	30.76	249.17
		55.65	280.37
Less :			
Current liabilities & provisions			
Liabilities	8	0.09	0.08
Provisions	9	29.62	19.20
		29.71	19.28
Net current assets		25.94	261.09
Deficit in profit and loss account		–	5.64
TOTAL		722.24	620.00
Significant accounting policies and notes to the accounts	10		

The schedules referred to above form an integral part of the accounts

This is the balance sheet referred to in our report of even date.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK *Partner*	**TARUN DALAL** *Company Secretary*	**DR. J. M. KHANNA** *Chairman*	**RAHUL GOSWAMI** *Director*

Place : New Delhi
Dated : March 28, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001

Rs. Lacs

	Year ended December 31, 2001	Year ended December 31, 2000
INCOME		
Interest (T.D.S. Rs. 6.67 lacs/previous year Rs. 6.09 lacs)	28.44	27.96
Others	–	0.52
	28.44	28.48
EXPENDITURE		
Rates & taxes	0.02	2.04
Interest	0.20	–
Payment to Auditors :		
Audit fee	0.05	0.05
Certification	0.03	0.07
	0.30	2.16
Profit before tax	28.14	26.32
Provision for tax	10.42	11.10
Profit after tax	17.72	15.22
Tax - earlier years	–	0.09
Deficit as per last balance sheet	(5.64)	(20.95)
Surplus/(Deficit) carried forward	12.08	(5.64)

This is the profit and loss account referred to in our report of even date

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK *Partner*	**TARUN DALAL** *Company Secretary*	**DR. J. M. KHANNA** *Chairman*	**RAHUL GOSWAMI** *Director*

Place : New Delhi
Dated : March 28, 2002

RANBAXY DRUGS AND CHEMICALS COMPANY

(A public company with unlimited liability)

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Rs. Lacs	
	As at December 31, 2001	As at December 31, 2000
SCHEDULES - 1		
SHARE CAPITAL		
Authorised		
25,000,000 Equity shares of Rs 10 each	2,500.00	2,500.00
Issued,subscribed and paid up		
6,200,000 Equity shares of Rs 10 each fully paid-up	620.00	620.00
SCHEDULE - 2		
RESERVES AND SURPLUS		
Surplus in profit and loss account	12.08	–
	12.08	–
SCHEDULE - 3		
UNSECURED LOANS		
From a body corporate	90.00	–
Add : Interest accrued and due	0.16	–
	90.16	–
SCHEDULE - 4		
INVESTMENTS		
Long term		
Non-trade - unquoted		
16,733 Equity shares of Rs. 100 each fully paid of Sidmak Laboratories (India) Limited	343.03	–
	343.03	–
SCHEDULE - 5		
CASH AND BANK BALANCES		
Cash in hand	0.10	0.10
Balances with scheduled banks in current account	24.79	27.92
	24.89	28.02
SCHEDULE - 6		
OTHER CURRENT ASSETS		
Accrued interest on deposits	–	3.18
	–	3.18
SCHEDULE - 7		
LOANS AND ADVANCES		
(Unsecured, considered good)		
Inter corporate deposits	–	230.00
Security deposits	0.99	0.99
Prepaid income tax	29.77	18.18
	30.76	249.17
SCHEDULE - 8		
CURRENT LIABILITIES		
Sundry liabilities	0.09	0.08
	0.09	0.08
SCHEDULE - 9		
PROVISIONS		
Tax	29.62	19.20
	29.62	19.20

RANBAXY DRUGS AND CHEMICALS COMPANY

(A public company with unlimited liability)

SCHEDULES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE - 10

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO THE ACCOUNTS

1. **Significant accounting polices**
   - (i) All incomes and expenditures are accounted for on accrual basis.
   - (ii) Cost of leasehold land is not being amortised over the period of lease.
   - (iii) Investments

     Long term investments are stated at cost. Diminution in value of such investments (other than temporary decline) is provided for separately.
2. In the opinion of board of directors, current assets, loans and advances have a value on realisation in the ordinary course of business at least equal to the amount at which they are stated in the balance sheet and provision for all known liabilities has been made in the accounts.
3. No. of equity shares held by the ultimate holding company and its subsidiary companies :

	No. of shares held
The ultimate holding company	
Ranbaxy Laboratories Limited	15,50,000
Subsidiary companies	
Ranbaxy Drugs Limited	31,00,000
Ranbaxy Fine Chemicals Limited	15,50,000
	62,00,000

4. In view of the enactment of Companies (Amendment) Act, 2000 w.e.f. December 13, 2000, the Company has applied to the Registrar of Companies N.C.T. of Delhi and Haryana at New Delhi for deletion of the word "deemed" from its name which appears in the certificate of incorporation.
5. The tax year of the Company being the year ending March 31, the provision for taxation for the year is the aggregate of the provision made for the three months ended March 31, 2001 and the provision based on the figures for the remaining nine months upto December 31, 2001, the ultimate tax liability of which will be determined on the basis of the figures for the period April 1, 2001 to March 31, 2002.
6. Previous year's figures have been regrouped/recast wherever necessary to make them comparable with those of the current year.

For WALKER, CHANDIOK & CO
Chartered Accountants

On behalf of the Board of Directors

VINOD CHANDIOK
Partner

TARUN DALAL
Company Secretary

DR. J. M. KHANNA
Chairman

RAHUL GOSWAMI
Director

Place : New Delhi
Dated : March 28, 2002

RANBAXY DRUGS AND CHEMICALS COMPANY
(A public company with unlimited liability)

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No. : 70691 State Code : 55

Balance Sheet Date : 31 (Date) 12 (Month) 2001 (Year)

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue :	NIL	Rights Issue :	NIL
Bonus Issue :	NIL	Private Placement :	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities :	75195	Total Assets :	75195
Sources of Funds			
Paid-up Capital :	62000	Reserves & Surplus :	1208
Secured Loans :	NIL	Unsecured Loans :	9016
Application of Funds			
Net Fixed Assets :	35327	Investments / Technical Know-how Development :	34303
Net Current Assets :	2594	Misc. Expenditure :	NIL
Accumulated Losses :	NIL		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover :	-NA-	Total Expenditure :	30
Profit/ Loss before Tax: (+ ✓)	2814	Profit/Loss after tax : (+ ✓)	1772
Earning per Share in Rs.	-NA-	Dividend Rate (%) :	--

(Please tick Appropriate Box + for Profit, - for Loss)

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code)

Product Description: COMPANY HAS NOT YET STARTED ITS COMMERCIAL OPERATIONS

On behalf of the Board of Directors

TARUN DALAL	DR. J. M. KHANNA	RAHUL GOSWAMI
Company Secretary	*Chairman*	*Director*

Place : New Delhi
Dated : March 28, 2002

RANBAXY DRUGS LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Eighteenth Annual Report of the Company and Audited Accounts for the year ended December 31, 2001.

Operations

During the year under review, the Company has incurred a loss of Rs. 11,250.

Directors

Mr. S.K. Patawari and Mr. Lalit Ahluwalia were appointed as Additional Directors effective March 27, 2002 and they hold office upto the date of this Annual General Meeting. The Company has received notice from a member under section 257 of the Companies Act, 1956 proposing their candidature for being appointed as Directors of the Company.

Mr. Ranjit Kohli, Director retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

As the Company has no employees; there are no particulars to be furnished under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars relevant to be furnished pertaining to conservation of energy / technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. Walker, Chandiok & Associates, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956,(Act) your directors' confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the loss of the Company for that period;

(iii) that the directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the directors have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi
Dated: April 2, 2002

RAHUL GOSWAMI *Director*   **RANJIT KOHLI** *Director*

AUDITORS' REPORT

To the shareholders,

We have audited the attached balance sheet of Ranbaxy Drugs Limited ("the Company") as at December 31, 2001 and also the annexed profit and loss account of the Company for the year ended on that date and report that :-

1 As required by the Manufacturing and Other Companies (Auditors' Report) Order,1988, issued by the Central Government in terms of sub-section (4A) of section 227 of the Companies Act, 1956 we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2 We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

3 In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books.

4 The balance sheet and profit and loss account dealt with by the report are in agreement with the books of account.

5 In our opinion and to the best of our information and according to the explanations given to us, the accounts, read together with the notes thereon, comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act,1956 and give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :-

i] in the case of the balance sheet, of the state of affairs of the Company as at December 31, 2001; and

ii] in the case of the profit and loss account, of the loss for the year ended on that date.

6. On the basis of the written representation received from the directors and taken on record by the board of directors, we report that none of the directors is disqualified as at December 31, 2001 from being appointed as a director in terms of clause (g) of sub-section(1) of section 274 of the Companies Act , 1956.

For Walker, Chandiok & Associates
Chartered Accountants

Place : New Delhi
Dated : March 4, 2002

Jagdish K. Gadi
Partner

Annexure to the auditors' report to the shareholders of Ranbaxy Drugs Limited on the accounts for the year ended December 31, 2001. (Referred to in para 1 of our report of even date)

i] The fixed assets of the Company consist of land only which has been physically verified by the management during the year at reasonable intervals. No discrepancy has been revealed on the physical verification. In our opinion, the frequency of physical verification is reasonable ;

ii] There has been no revaluation of the fixed assets during the year;

iii] According to the information and explanations given and record examined by us, no personal expenses have been charged to revenue account ;

iv] Statement on other matters specified in the Order are not included in report since these are not applicable to the Company/ required to be reported.

For Walker, Chandiok & Associates
Chartered Accountants

Place : New Delhi
Dated : March 4, 2002

Jagdish K. Gadi
Partner

RANBAXY DRUGS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2001

	As at December 31, 2001 Rs.	As at December 31, 2000 Rs.
SOURCES OF FUNDS		
Shareholders' funds		
Share Capital		
Authorised :		
90,00,000 Equity shares of Rs.10 each	90,000,000	90,000,000
10,00,000 10% Non-cumulative redeemable preference shares of Rs.10 each	10,000,000	10,000,000
	100,000,000	100,000,000
Issued, subscribed and paid - up		
3,100,020 Equity shares of Rs.10 each fully paid-up	31,000,200	31,000,200
250 - 10% Non-cumulative redeemable preference shares of Rs. 10 each fully paid-up	2,500	2,500
	31,002,700	31,002,700
Loan funds		
Unsecured loans :		
Due to Ranbaxy Laboratories Limited, the holding company	3,050,861	3,168,861
	34,053,561	34,171,561
APPLICATION OF FUNDS		
Fixed assets - at cost		
Land	2,674,640	2,674,640
Investment - at cost		
Long term		
Unquoted - Trade		
3,100,000 Equity shares of Rs.10 each fully paid of Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	31,000,000	31,000,000
Current assets, loans and advances		
Current Assets		
Cash and Bank balances		
Cash in hand	68	68
Balance with scheduled banks in current account	3,419	140,544
	3,487	140,612
Less :		
Current liabilities and provisions		
Sundry creditors	5,431	13,306
Net current assets/ (liabilities)	(1,944)	127,306
Deficit in profit and loss account	380,865	369,615
	34,053,561	34,171,561

Notes :

1 The entire subscribed equity and preference share capital of the Company is held by Ranbaxy Laboratories Limited , the holding company.

2 Preference shares are redeemable on or before May 27, 2008.

This is the balance sheet referred to in our report of even date.

For Walker, Chandiok & Associates
Chartered Accountants

Jagdish K. Gadi
Partner

On behalf of the Board of Directors

Rahul Goswami
Director

Ranjit Kohli
Director

Place : New Delhi
Dated : March 4, 2002

RANBAXY DRUGS LIMITED

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001

	Year ended December 31, 2001 Rs.	Year ended December 31, 2000 Rs.
INCOME	-	-
TOTAL	-	-
EXPENDITURE		
Filing fee	3,500	1,000
Payment to auditors		
Audit fee	2,625	2,625
Other matters	2,625	2,625
Other expenses	2,500	-
TOTAL	11,250	6,250
Loss for the year	11,250	6,250
Accumulated loss brought forward	369,615	363,365
Deficit carried over	380,865	369,615

This is the profit and loss account referred to in our report of even date.

For Walker, Chandiok & Associates
Chartered Accountants

On behalf of the Board of Directors

Jagdish K. Gadi
Partner

Rahul Goswami
Director

Ranjit Kohli
Director

Place : New Delhi
Dated : March 4, 2002

RANBAXY DRUGS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	005725	State Code:	16
Balance Sheet Date:	31 (Date) 12 (Month) 2001 (Year)		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	3

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	34059	Total Assets:	34059
Sources of Funds			
Paid-up Capital:	31003	Reserves & Surplus:	NIL
Secured Loans:	NIL	Unsecured Loans:	3051
Application of Funds			
Net Fixed Assets:	2675	Investments:	31000
Net Current Assets:	-2	Misc. Expenditure:	NIL
Accumulated Losses:	381		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover	NIL	Total Expenditure:	11
Loss before Tax:	- 11	Loss after tax	- 11
Earning Per Share	NIL	Dividend Rate%	NIL

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICES OF THE COMPANY (AS PER MONETARY TERMS)

Product Description: NO ACTIVITIES DURING THE YEAR

On behalf of the Board of Directors

Place : New Delhi
Dated : March 4, 2002

Rahul Goswami
Director

Ranjit Kohli
Director

GUFIC PHARMA LIMITED

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting Nineteenth Annual Report of the Company and Audited Accounts for the nine months accounting period ended December 31, 2001.

Operations

During the period under review, the Company has incurred a loss of Rs. 9,94,193.

Subsidiary of Ranbaxy Laboratories Ltd

The Company has become a wholly owned subsidiary of M/s. Ranbaxy Laboratories Ltd., effective October 4, 2001. Subsequent to this the Company has filed an application for change of its name as "Rexcel Laboratories Limited" which is still pending with Registrar of Companies, Gujarat and Dadar & Nagar Haveli.

Directors

Mr. P. S. Choksi, Mrs. V. J. Choksi and Mr. J. P. Choksi, resigned as directors of the Company effective 4th October, 2001.

Mr. Rajbeer S. Sachdeva was appointed as an Additional Director effective 4th October, 2001 and he holds office upto the date of this Annual General Meeting. The Company has received a notice from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Mr. Rajbeer S. Sachdeva as a Director of the Company.

Mr. S. C. Agrawal, Director, retires by rotation at the ensuing Annual General Meeting and is eligible for re-appointment.

Change in Accounting Year

The accounting year of the Company has been changed to calendar year (January-December) with effect from 1st April, 2001 so as to conform to that of Ranbaxy Laboratories Ltd.-Holding Company.

Fixed Deposits

The Company has not invited/received any fixed deposits during the period under review as per Section 58A of the Companies Act, 1956 read with Companies (Acceptance of Deposits) Rules, 1975.

Particulars of Employees

As the Company has no employees, there are no particulars to be furnished under Section 217(2A) of the Companies Act, 1956 and Rules made thereunder.

Particulars with respect of Conservation of Energy/Technology Absorption and Foreign Exchange Earnings and Outgo.

There are no particulars to be furnished with regard to conservation of energy / technology absorption. Foreign exchange earnings and outgo was nil.

Auditors

M/s. R. V. Shah, Chartered Accountants retire as Auditors of the Company at the conclusion of the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of Auditors, if re-appointed.

Directors' Responsibility Statement

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, (Act) your directors' confirm as under:

(i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) that the directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the accounting year and of the loss of the Company for that period;

(iii) that the directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(iv) that the directors have prepared the annual accounts on a going concern basis.

On behalf of the Board of Directors

Place : New Delhi
Dated : April 26, 2002

S. C. AGRAWAL *Director* **RAJBEER S. SACHDEVA** *Director*

AUDITORS' REPORT

To the members of Gufic Pharma Ltd.

I have audited the attached Balance Sheet of "GUFIC PHARMA LIMITED" as at December 31, 2001 and also the Profit and Loss Account of the company for the period ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

1. I conducted the audit in accordance with auditing standards generally accepted in India. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.
2. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, I enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
3. Further to my comments in the annexure referred to above, I report that:
   a) I have obtained all the information and explanations which to the best of my knowledge and belief were necessary for the purpose of my audit;
   b) In my opinion, proper books of account as required by law have been kept by the Company so far as appears from my examination of the books;
   c) The balance sheet and profit and loss account dealt with by this report are in agreement with the books of account;
   d) In my opinion , and to the best of my information and according to the explanations given to me, the balance sheet and profit & loss account complies with the mandatory Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;
   e) On the basis of written representation received from the directors and taken on record by the Board of Directors, I report that none of the directors is disqualified as at December 31, 2001 from being appointed as director in term of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;
   f) In my opinion and to the best of my information and according to the explanations given to me the said balance sheet and profit and loss accounts read together with the significant accounting policies and other notes, thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
      i] in the case of the Balance Sheet of the state of affairs of the Company as at December 31, 2001;
      ii] in the case of the Profit and Loss Account, of the loss for the period ended on that date.

Place : Mumbai — **R. V. SHAH**
Dated : April 26, 2002 — Chartered Accountant

ANNEXURE REFERRED TO IN PARAGRAPH 1 OF MY REPORT OF EVEN DATE

1) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties the register maintained under section 301 of the Companies Act, 1956 from Companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956;
2) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act,1956 to companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956;
3) The Company has not accepted any deposits from the public. Hence the provisions of section 58A of the Companies Act, 1956 and the rules framed thereunder does not apply;
4) According to the information and explanations as given to me, there are no undisputed amounts payable in respect of income-tax, wealth-tax, sales-tax, customs duty and excise duty outstanding as at December 31, 2001 for a period of more than six months from the date the same became payable;
5) According to the information and explanations given to me and the records of the Company none of the personal expenses of directors have been charged to revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice;
6) The company is not a sick industrial company within the meaning of section 3 (1) (o) of the Sick Industrial Companies (Special Provisions) Act, 1985.

   The other clauses of Manufacturing and other Companies (Auditors Report) Order 1988, are not applicable to the company and hence not reported.

Place : Mumbai — **R. V. SHAH**
Dated : April 26, 2002 — Chartered Accountant

GUFIC PHARMA LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2001

	Schedule	As at December 31, 2001 Rs.	As at March 31, 2001 Rs.
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Capital	1	360,000	360,000
Reserves and Surplus	2	–	790,351
TOTAL		360,000	1,150,351
APPLICATION OF FUNDS			
INVESTMENTS	3	–	10,000
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	4	144,164	184,164
Cash and bank balances	5	351,211	5,781
Loans and advances	6	171,463	121,109,756
		666,838	121,299,701
Less :			
Current Liabilities and Provisions			
Liabilities	7	695,500	120,159,350
		695,500	120,159,350
Net current assets		(28,662)	1,140,351
Deficit in profit and account		388,662	–
TOTAL		360,000	1,150,351
Significant accounting policies and notes to the accounts	10		

The schedules referred to above form an integral part of the accounts.

As per my attached Report of even date.

R.V. SHAH
Chartered Accountant

Place : Mumbai
Dated : April 26, 2002

For and on behalf of the Board of Directors

RAJBEER S. SACHDEVA
Director

S. C. AGRAWAL
Director

Place : New Delhi
Dated : April 25, 2002

PROFIT AND LOSS ACCOUNT FOR THE NINE MONTHS ENDED DECEMBER 31, 2001

	Schedule	Nine months ended December 31, 2001 Rs.	Year ended March 31, 2001 Rs.
INCOME			
Dividend other then trade		1,800	1,800
Royalty	8	310,000	130,086
TOTAL		311,800	131,886
EXPENDITURE			
Excise duty paid		679,000	–
Personnel expenses		–	130,000
Amount written off		569,458	–
Other expenses	9	57,535	470,953
TOTAL		1,305,993	600,953
Loss for the year		(994,193)	(469,067)
Balance as per last balance sheet		790,351	85,074
		(203,842)	(383,993)
Add: Tax-earlier year		(184,820)	1,174,344
Deficit carried forward		(388,662)	790,351
Significant accounting policies and notes to the accounts	10		

The schedules referred to above form an integral part of the accounts.

As per my attached Report of even date.

R.V. SHAH
Chartered Accountant

Place : Mumbai
Dated : April 26, 2002

For and on behalf of the Board of Directors

RAJBEER S. SACHDEVA
Director

S. C. AGRAWAL
Director

Place : New Delhi
Dated : April 25, 2002

GUFIC PHARMA LIMITED

SCHEDULES FORMING PART OF THE ACCOUNTS AS ON DECEMBER 31, 2001

	As at December 31, 2001 Rs.	As at March 31, 2001 Rs.
SCHEDULE - 1		
SHARE CAPITAL		
Authorised		
5,000 Equity shares of Rs.100 each	500,000	500,000
	500,000	500,000
Issued , subscribed and paid up		
3,600 Equity shares of Rs.100 each fully paid-up	360,000	360,000
	360,000	360,000
SCHEDULE - 2		
RESERVES AND SURPLUS		
Balance per last Balance Sheet	–	–
Add: Tfd from Profit and Loss Account	–	790,351
	–	790,351
SCHEDULE - 3		
INVESTMENTS		
(Non Trade, Unquoted, at cost)		
Nil (Previous year 1,000) Equity Shares of Saraswat Co- Op Bank Limited, of Rs. 10 Each	–	10,000
	–	10,000
SCHEDULE - 4		
SUNDRY DEBTORS		
(Unsecured, considered good)		
Debts outstanding over six months	84,164	84,164
Others debts	60,000	100,000
	144,164	184,164
SCHEDULE - 5		
CASH AND BANK BALANCES		
Balance with scheduled banks		
Cheque in hand	250,000	–
Current account	101,211	5,363
Designated account	–	418
	351,211	5,781
SCHEDULE - 6		
LOANS AND ADVANCES		
(Unsecured,considered good)		
Advances recoverable in cash or in kind or for value to be received	171,463	121,109,756
	171,463	121,109,756
SCHEDULE - 7		
CURRENT LIABILITIES		
Sundry creditors	679,000	–
Other liabilities	16,500	120,000,000
Provisions		
Provision for Taxation	–	159,350
	695,500	120,159,350
SCHEDULE - 8		
INCOME		
Dividend income	1,800	1,800
Royalty income	310,000	130,086
	311,800	131,886
SCHEDULE - 9		
OTHER EXPENSES		
Audit fee	10,500	–
Bank charges and commission	2,014	185
Filing fees	11,100	–
Legal charges	13,500	–
Services charges	–	120,000
Octroi charges	–	218,501
Central excise duty	–	46,395
Travelling expenses	20,421	85,872
	57,535	470,953

GUFIC PHARMA LIMITED

SIGNIFICANT ACCOUNTING POLICIES AND NOTES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001.

SCHEDULE - 10

1. SIGNIFICANT ACCOUNTING POLICIES

(a) System of accounting policies:

The accounts are prepared under historical cost convention on accrual basis.

(b) Investment :

Long term investment are stated at cost. Diminution in value of such investment (other than temporary decline) is provided for separately.

(c) Revenue Recognition :

Royalty and Dividend/Interest income is accounted when right is established.

2. NOTES TO THE ACCOUNTS:

(a) Contingent liabilities not provided for :

	Rs. In Lacs As at December 31, 2001	As at March 31, 2001
a) Sales Tax	2.82	2.82
b) Excise Duty	1.38	8.17
	4.20	10.99

The above matters are contested before the Appellate Authorities/Court, Pending decision no provision has been made in the accounts.

(b) Sundry Debtors consists of Rs. 144,164 due from M/s Ranbaxy Laboratories Limited, holding company.

(c) The tax liability in respect of income during the account period ended 31.12.2001, if any, shall be provided in the accounts in the next accounting period when the liability for the period of April, 2001 to March, 2002 under the Income tax Act, 1961 will be determined.

(d) The entire equity share capital of the Company is held by Ranbaxy Laboratories Limited, the holding company and its nominees.

(e) The Company has changed the accounting year from financial year to calendar year and accordingly has prepared the accounts for the period of nine months i.e. 1.4.2001 to 31.12.2001. Hence previous years figures are not comparable with those of the current period.

(f) Previous year figures have been regrouped / recast wherever considered necessary to make these comparable with those of the current period.

R.V. SHAH
Chartered Accountant

Place : Mumbai
Dated : April 26, 2002

For and on behalf of the Board of Directors

RAJBEER S. SACHDEVA
Director

S. C. AGRAWAL
Director

Place : New Delhi
Dated : April 25, 2002

GUFIC PHARMA LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS :

Registration No.	6323	State Code:	04
Balance Sheet Date:	31 12 2001		

II. CAPITAL RAISED DURING THE YEAR (AMOUNT IN RS. THOUSANDS)

Public Issue:	- - N I L - - -	Rights Issue :	- - N I L - - -
Bonus Issue:	- - N I L - - -	Private Placement :	- - N I L - - -

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS. THOUSANDS)

Total Liabilities:	1055	Total Assets:	1055
Sources of Funds			
Paid-up Capital:	360	Reserves & Surplus:	- - N I L - - -
Secured Loans:	- - N I L - - -	Unsecured Loans:	- - N I L - - -
Application of Funds			
Net Fixed Assets:	- - N I L - - -	Investments:	- - N I L - - -
Net Current Assets:	(28)	Misc. Expenditure:	- - N I L - - -
Accumulated Losses:	388		

IV. PERFORMANCE OF COMPANY (AMOUNT IN RS. THOUSANDS)

Turnover		312	Total Expenditure:		1306
Profit/ Loss before Tax (Please Tick App. Box + for Profit - for Loss)	+ [ ] - [✓]	994	Profit/Loss after Tax	+ [ ] - [✓]	994
Earning Per Share in Rs.		- - N I L - - -	Dividend Rate		- - N I L - - -

V. GENERIC NAMES OF THE THREE PRINCIPAL PRODUCTS/SERVICE OF THE COMPANY (AS PER MONETARY TERMS)

Item Code No.	3004	Product Description	NA

For and on behalf of the Board of Directors

Place : New Delhi
Dated : April 25, 2002

RAJBEER S. SACHDEVA
Director

S. C. AGRAWAL
Director

RANBAXY (GUANGZHOU CHINA) LTD.

MANAGING DIRECTOR'S REPORT

For the Year 2001

I am pleased to present RGCL's Annual Report and Accounts for the year ended December 31, 2001.

1. **Financials Results**

	2001	2000	RMB Millions
Sales Gross	108.7	121.6	-11%
Sales (Net)	93.1	104.1	-11%
Gross Profit	59.7	66.4	-11.2%
Operating Profit	-0.48	0.29	
Net Profit	-2.93	0.23	

2. **Overall Performance**

   The performance of the company during the year under review was satisfactory, despite drastic price cuts of some of the products and confusion in the market due to hospital bidding, wherein different hospitals followed different rules and Consequently, there was lack of transparency of the whole Bidding process.

   The secondary sales of the Company's flagship brand grew by 10% in quantity terms despite loss of Beijing due to arbitrary price cut. The gross sales of the Company in 2001 were RMB108.7 million giving a net sale of RMB 93.1 million, against last year's gross sales of RMB 121.6 million and net sale of RMB104.1 million. The net loss for 2001 was RMB 2.93 million against the previous year profit of RMB 0.23 million, while the operating loss was RMB 0.48 million against previous year's operating profit of RMB 0.29 million. The lower net profit is due to extraordinary expenses of RMB 2.4 million.

   In 2001, control on costs and strict financial discipline helped balance the revenue streams to a large extent.

   In line with the Company's strategy to focus on its core competence, the distribution and collection related functions were outsourced by appointing M/s Zuhai Zuellig & Woo Medicine Co. Ltd. as the sole distributor of the Company for specified range of products in the country.

   The sustained efforts of Sales Team resulted in our winning Hospital Biddings in Fujian, Beijing and Chongqing as a stepping stone for future growth.

3. **Exports**

   RGCL's exports in 2001 were RMB 1.54 million (previous year RMB1.24 million). Further, your Company has got the registration for exports of Cifran Infusuion to Brazil and the first consignment is being exported in this month.

   Your Company has also filed documents for registrations of products for exports to Vietnam and Africa.

4. **Business Strategy**

   Your Company did visualize some of the market changes and thus adapted to its product pipeline to bring out new products and dosage forms for enlarging the life of its existing brands and also enter into high-tech. thereauptic segments like CVS , CNS and OTC.

   The Company is also getting approval for launch of Category III products in 2002, which will act as the vehicles to more lucrative OTC market. Further, the Company has plans to launch NDDS products in year 2003 and filings for Cipro OD and Zanocin OD are in the advanced stage of processing at SDA.

   Price cut of its products offers opportunity in terms of enlarging the hospital-base and also genericizing some of the low value-added products to achieve higher volume growth. The Company is also actively looking for business alliances and partners for co-promotion of some of new product-ranges, in order to increase the speed to the market.

5. **Manufacturing :**

   In 2001, we modified Dry Injection lines and also committed investments for automation of packaging lines, in order to increase capacities and reduce response time to market for generic range of products. Investments were also made in Quality Assurance to strengthen Company's quality systems.

   Productivity of the plant grew by 15% during the year under review.

6. **Regulatory**

   During the year, your Company has received approvals for production and sale of Fluconazole Infusion and Simvastatin Tablets. New product permission for Atorvastatin was also received whereby we can start marketing of the product from 2004. This product will enjoy market protection for 3 years (upto 2007).

   During the year, 10 product filings were made, covering New Thereauptic segments like CNS and HIV.

7. **Health Reforms**

   The price environment remained uncertain in 2001, due to health reforms implementation and also lack of clear cut timelines on de-linking of the pharmacies and opening up the whole-selling business to manufacturing companies and Joint Ventures. With China's entry in WTO, it is expected that Government shall speed up the reforms and help cut non-value adding chains to in the drug distribution to make them affordable to common man. Looking to present stage, the pace of reform is slow and steady.

   The uncertainity on pricing front is expected to remain in the first half of the year.

Directors

Mr Rahul Goswami resigned from the directorship of the company and in his place new director Mr Lalit Ahluwalia has been appointed. We acknowledge the contribution made by Mr Rahul Goswami as the director of the Company.

Acknowledgements

The year 2001 has been a year of extreme challenges for our company. Our overall adaptation to the challenging environment of the China Pharmaceutical Market has been quite effective, during the year. I would like to thank the directors and shareholders for their continued, understanding, support and encouragement. I would like to acknowledge the immense contribution made by the employees of RGCL, who have worked dedicatedly. I would like to further record my deep appreciation for the continued support and respect accorded to us by the medical profession, our business partners and the government officials.

Place : Guangzhou, China
Dated: 13 March 2002

K.K. PURI
Managing Director

RANBAXY (GUANGZHOU CHINA) LIMITED

AUDITOR'S REPORT

Appointed by the Company, we have examined your Balance Sheet as at December 31, 2001, the Income Statement and the Statement of Cash Flows for the year then ended (please refer to the attached statements from 1 to 3 for details). The management shall be responsible for the above-mentioned statements. Our responsibility is to express an audit opinion on these accounting statements according to the audit result. Our audit was conducted in accordance with China's Independent Auditing Standards and, accordingly, included a test of the accounting records and such other audit procedures as we considered necessary in the circumstances.

In our opinion, the aforesaid accounting statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with the Accounting Standards for Business Enterprises and the Accounting Regulations of PRC for Enterprises with Foreign Investment, and the accounting treatments therein are consistently applied.

Guangzhou Yangcheng Certified Public
Accountants Co., Ltd.
Chinese Certified Public Accountant

Place : Guangzhou, China
Dated: February 3, 2002

RANBAXY (GUANGZHOU CHINA) LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2001

STATEMENT 1
Monetary Unit: RMB Yuan

ASSETS	Beginning Balance	Closing Balance	LIABILITIES & OWNERS' EQUITY	Beginning Balance	Closing Balance
CURRENT ASSETS :			**CURRENT LIABILITIES:**		
Cash on hand	273,658.63	**150,312.91**	Short-term loans	54,903,894.00	**62,901,284.00**
Cash in bank	26,647,471.27	**30,414,845.94**	Notes payable		
Marketable securities	–	–	Accounts payable	5,359,785.61	**5,113,219.39**
Notes receivable	600,000.00	–	Accrued payroll	974,124.23	**1,609,999.16**
Accounts receivable	64,707,477.21	**82,882,734.44**	Taxes payable	3,434,256.85	**1,312,795.15**
Less: Allowance for bad debts	6,500,000.00	**12,488,140.43**	Dividends payable	–	–
Net Accounts Receivable	58,207,477.21	**70,394,594.01**	Advances from customers	–	–
Advances to suppliers	–	–	Other payables	3,397,651.16	**5,870,581.12**
Other receivables	3,944,337.61	**2,482,301.99**	Accrued expenses	1,885,937.30	**8,211,148.08**
Prepaid expenses	765,154.32	**302,157.62**	Estimated liabilities	–	–
Inventories	10,239,283.38	**12,571,393.46**	Bonus and welfare funds	–	–
Less: provision for loss on			Long-term liabilities due within one year	–	–
realization of inventories	–	**1,703,323.33**	Other current liabilities	5,172,487.36	**2,446,075.50**
Net Inventories	10,239,283.38	**10,868,070.13**	**Total Current Liabilities**	75,128,136.51	**87,465,102.40**
Long-term investment due within one year	–	–	**LONG-TERM LIABILITIES:**		
Other current assets	80,090.00	**1,057,835.76**	Long-term loans	–	–
Total Current Assets	100,757,472.42	**115,670,118.36**	Bonds payable	–	–
LONG-TERM INVESTMENT:			Premium (discount) on bonds payable	–	–
Long-term investment	–	–	Payables over one year	–	–
Receivables over one year	–	–	**Total Long-term Liabilities**	–	–
FIXED ASSETS:			**OTHER LIABILITIES:**		
Fixed assets—cost	44,475,490.27	**46,137,344.21**	Exchange gains for organizing	–	–
Less: accumulated depreciation	19,783,391.42	**23,770,265.14**	Deferred investment income	–	–
Fixed assets—net value	24,692,098.85	**22,367,079.07**	Deferred tax credits	–	–
Disposal of fixed assets			Other deferred credits	–	–
CONSTRUCTION WORK IN PROGRESS:			Exchange gains to be written off	–	–
Construction work in progress	815,232.02	–	**Total Other Liabilities**	–	–
			Total Liabilities	75,128,136.51	**87,465,102.40**
INTANGIBLE ASSETS:			**OWNERS' EQUITY:**		
Right to the use of a site	–	–	Registered capital		
Industrial equity and proprietary technology	–	**2,210,000.00**	Paid-in capital	65,250,000.00	**65,250,000.00**
Other intangible assets	–	–	Including: Chinese investment	13,920,000.00	**13,920,000.00**
Total Intangible Assets	–	**2,210,000.00**	Foreign investment	51,330,000.00	**51,330,000.00**
OTHER ASSETS:			less: returned investment		
Organization expenses	–	–	Capital surplus	- 1,540,337.42	**- 1,540,337.42**
Exchange losses for organizing	–	–	Reserve funds	–	–
Deferred investment losses	–	–	Expansion funds	–	–
Deferred tax debits	–	–	Repayment of capital by profit	–	–
Other deferred expenditure	8,069,927.99	**3,496,822.61**	Retained earnings	- 4,503,067.81	**- 7,430,744.94**
Exchange losses to be written off	–	–			
Total Other Assets	8,069,927.99	**3,496,822.61**	**Total Owners' Equity**	59,206,594.77	**56,278,917.64**
TOTAL ASSETS	134,334,731.28	**143,744,020.04**	**TOTAL LIABILITIES AND OWNERS' EQUITY**	134,334,731.28	**143,744,020.04**

INCOME STATEMENT FOR THE YEAR OF 2001

STATEMENT 2
Monetary Unit : RMB Yuan

ITEM	Current Year Cumulated	Last Year Cumulated
Sales of products	**93,138,758.88**	104,114,558.10
Including: Export sales	**1,535,976.00**	1,241,627.11
Less: Sales tax	–	–
Cost of sales	**33,472,369.36**	37,714,475.75
Including: Cost of export sales	**602,185.90**	371,449.28
Gross profit on sales	**59,666,389.52**	66,400,082.35
Less: Selling expenses	**33,856,087.20**	37,869,835.72
General and administrative expenses	**23,661,577.27**	25,551,971.55
Financial expenses	**2,632,717.73**	2,685,095.31
Including: Interest expenses (Less: interest income)	**2,589,530.93**	2,583,447.88
Exchange losses (Less: exchange gains)	**- 48,408.93**	-22,638.42
Profit on sales of products	**- 483,992.68**	293,179.77
Add: Profit from other operations		
Operating Profit	**- 483,992.68**	293,179.77
Add: Profit from investment		
Non-operating income		
Less: Non-operating expenses	**2,443,684.45**	65,953.15
Add: Adjustment of profit and loss of previous years		
Total profit	**- 2,927,677.13**	227,226.62
Less: Income tax		
Net profit	**- 2,927,677.13**	227,226.62

Directors: Mr. Lalit Ahluwalia   Dr. Brian W. Tempest   Mr. K. K. Puri   Mr. Vinod Dhawan   Mr.Huang Jian   Mr. Xu Jialin

RANBAXY (GUANGZHOU CHINA) LIMITED

STATEMENT OF CASH FLOWS FOR THE YEAR OF 2001

STATEMENT 3

Monetary Unit RMB Yuan

	Items	Amount
I.	**Cash Flow from Operating Activities**	
	Cash received from sales of goods or rendering services	91,135,974.74
	Refund of tax and levy	–
	Other cash received relating to operating activities	74,502.90
	Subtotal of Cash Inflows	91,210,477.64
	Cash paid for goods or services	26,419,480.24
	Cash paid for operating leases	5,648,729.33
	Cash paid to or on behalf of employees	18,252,032.32
	Taxes paid	16,880,397.41
	Other cash paid in relation to operating activities	22,401,577.34
	Subtotal of Cash Outflows	89,602,216.64
	Net Cash Flow from Operating Activities	1,608,261.00
II.	**Cash Flow from Investing Activities**	–
	Cash received from return of investments	–
	Cash received from investment income	–
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	–
	Other cash received from investing activities	–
	Subtotal of Cash Inflows	–
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	3,328,904.32
	Cash paid to acquire investments	–
	Other cash paid in relation to investing activities	–
	Subtotal of Cash Outflows	3,328,904.32
	Net Cash Flows from Investing Activities	– 3,328,904.32
III.	***Cash Flows from Financing Activities***	–
	Proceeds from absorbing investments	–
	Proceeds from borrowings	8,000,000.00
	Other proceeds relating to financing activities	791,649.56
	Subtotal of Cash Inflows	8,791,649.56
	Cash repayments of amounts borrowed	
	Cash payments for distribution of dividends, profits or interest expenses	3,117,530.63
	Other cash payments relating to financing activities	306,836.66
	Subtotal of Cash Outflows	3,424,367.29
	Net Cash Flows from Financing Activities	5,367,282.27
IV.	**Effect of Foreign Exchange Rate Changes on Cash**	– 2,610.00
V.	**Net Increase in Cash and Cash Equivalents**	3,644,028.95

	Supplemental Information	Amount
1.	***Reconciliation of net profit to cash flows from operating activities***	
	Net profit	– 2,927,677.13
	Add: Provision of value impairment of assets	5,988,140.43
	Depreciation of fixed assets	3,986,873.72
	Amortization of intangible assets	4,845,387.78
	Amortization of long-term prepaid expenses	–
	Decrease in prepaid expenses (less: increase)	–
	Increase in accrued expenses (less: decrease)	–
	Losses on disposal of fixed assets, intangible assets and other long-term assets (less: gains)	1,703,323.33
	Losses on scrapping of fixed assets	–
	Financial expenses	2,632,717.73
	Losses on investment (less: gain)	–
	Deferred tax credit (less: debit)	–
	Decrease in inventories (less: increase)	– 2,332,110.08
	Decrease in operating receivables (less: increase)	– 16,627,970.67
	Increase in operating payables (less: decrease)	4,339,575.89
	Others	
	Net cash flows from operating activities	1,608,261.00
2.	**Investing and financing activities that don't involve in cash receipts or payments**	
	Liabilities transferred into capital	–
	Convertible bonds due within one year	–
	Fixed assets obtained by financing lease	–
3.	**Net increase in cash and cash equivalents**	
	Cash at the end of period	30,565,158.85
	Less: Cash at the beginning of period	26,921,129.90
	Add: Cash equivalents at the end of period	–
	Less: Cash equivalents at the beginning of period	–
	Net increase in cash and cash equivalents	3,644,028.95

RANBAXY (GUANGZHOU CHINA) LIMITED

NOTES TO THE ACCOUNTING STATEMENTS

I. General Condition & Business Activities

Ranbaxy (Guangzhou China) Limited (the "Company") is a Sino-foreign joint venture established by Guangdong Pharmaceutical Factory (Party A), New Chemic Ltd,Hongkong (Party B) Ranbaxy Laboratories Limited (Party C) in August 1993 upon approval. The total investment of the Company is USD17,450,000.00 and the Registered Capital is USD7,500,000.00, in which:

Party A contributed USD1,300,000.00, being 17.33% of the investment; Party B contributed USD 300,000.00, being 4% of the investment; and Party C contributed USD5,900,000.00, being 78.67% of the investment.

The Company engages in manufacturing tablet, capsule, injection, dry syrup and related pharmaceutical bulk drugs and intermediates, and selling its products. The operation term is 12 years.

The Company, went into operation in May 1995, sold its products from August 1995 and exported the products from 1998.

II. Significant Accounting Policies

1. Basis for preparation of accounting statements
The Company prepares its accounting statements in line with the stipulation of the Accounting Standards for Business Enterprises and the Accounting Regulations of People's Republic of China for Enterprises with Foreign Investment.

2. Accounting Year
Accounting year of the Company is from January 1 to December 31 on the Gregorian calendar.

3. Bookkeeping Currency
The Company uses Renminbi ("RMB") as its bookkeeping currency.

4. Basis of Recording and Valuation
Basis of recording adopts the accrual concept and the basis of valuation is actual cost or realization, whichever is lower.

5. Foreign Currency Translation
Except for the paid-in capital that is treated separately, foreign currency transactions during the year are translated into RMB for recording at the market exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the market exchange rates stipulated by the People's Bank of China at the balance sheet date. Exchange differences arising are taken to the income statement.

6. Accounting for Bad Debts
Based on the review of Accounts Receivable, the amount deemed necessary in the opinion of the Management has been provided for.

7. Inventories

Category	Basis of Valuation
Raw materials, packaging materials	At actual cost
Semi-finished products	At cost estimated up to stage of process
Finished products	Cost or realizable value whichever is lower

8. Fixed Assets and Depreciation
Purchased or manufactured fixed assets of the COMPANY are recorded at cost, and depreciated at straight-line method over their expected useful lives, taking into account the estimated residual value (10% of the cost) of the assets concerned. The estimated useful lives are:

Category	Useful Life	Annual Depreciation Rate
House & buildings	20 years	4.5%
Machinery equipment	10 years	9%
Vehicles	5 years	18%
Office equipment	10 years	9%
Other equipment	5 years	18%

9. Construction Work in Progress
Construction work in progress refers to the capitalized assets which are being built or installed, and are booked at cost. Cost includes original cost of machinery equipment, installation expense, construction expense and other direct expense, and also includes the loan interest and exchange loss & gain related to the capitalized assets that arise before these assets are put into operation.

10. Recognition of Revenue from Sale of Products
Revenue from the sale of goods is recognized when the title to the goods and its significant risks and rewards are passed to the customers, the Company retains neither continuing managerial involvement associated with ownership nor effective control over the goods sold.

11. Taxation

1). Value-added tax
The Company pays value-added tax for its sales of products at the rate of 17%.

2). Enterprise income tax
The Company is exempted from the enterprise income tax in the current year.

3). Accrued income tax
The Company has withheld income tax at the rate of 10% for the royalties paid to Ranbaxy Laboratories Limited.

IV. Notes to Related Data of the Accounting Statements (Amounts are in RMB unless otherwise stated)

1. The closing balance of Monetary Fund was RMB 30,565,158.85, in which:

1). The closing balance of cash in hand was 150,312.91.

Currency		Amount
RMB A/C		136,329.54
HKD A/C	HKD 519.00	550.45
USD A/C	USD 1,623.00	13,432.92
Total		150,312.91

2). The closing balance of cash in Bank was 30,414,845.94

a. Deposits

Currency		Amount
RMB A/C		9,086,523.50
USD A/C	USD 3273.38	27,092.45
Total		9,113,615.95

b. Other Monetary Fund

Items		Amount
Fund in transit		5,735,384.91
Guarantee deposit	USD1,877,812.50	15,541,902.94
Deposit of credit card		23,942.14
Total		21,301,229.99

2. The closing balance of Accounts Receivable was.RMB 82,882,734.44

Items	Amount
Receivable from domestic sales	81,798,769.66
Receivable from export sales	1,083,964.78
Total	82,882,734.44

3. Other Receivables

Items	Amount
Deposits	784,117.54
Interest receivable	164,061.66
Advances to staff	509,559.92
Others	1,024,562.87
Total	2,482,301.99

4. Deferred & Prepaid Expenses

Items	Amount
Insurance expense	227,599.11
Rental for offices	35,608.97
Others	38,949.54
Total	302,157.62

5. Inventories

Items	Amount
Materials in transit	362,095.46
Raw materials	6,365,902.00
Packaging materials	1,082,860.88
Work in process	396,245.02
Finished products*	2,660,966.77
Total	10,868,070.13

*Balance of finished product is net of provision for loss in realization.

6. Fixed Assets & Accumulated Depreciation

Category	Cost	Depreciation	Net Value
Houses & buildings	6,119,091.45	1,098,616.04	5,020,475.41
Machinery equipment	33,107,498.29	17,799,357.61	15,308,140.68
Office equipment	1,924,653.77	663,795.61	1,260,858.16
Other equipment	4,986,100.70	4,208,495.88	777,604.82
Total	46,137,344.21	23,770,265.14	22,367,079.07

7. The closing balance of Intangible Assets was RMB2,210,000.00, which represented the non-proprietary technology purchased from the institution of science & research.

8. Other Deferred Expenditures

Items	Balance as at Dec. 31, 2001
Priority right to use the facility of Guangdong Pharmaceutical Factory	2,900,000.00
Expense for GMP authentication	596,822.61
Total	3,496,822.61

9. Short-term Loans

Banks	Original Currency	Conv. into RMB	Security or Guarantee Condition
ICBC Guangzhou Nan Fang Sub-branch	RMB48,500,000.00	48,500,000.00	Foreign currency deposit receipt; guaranteed by Stand-by L/Cs issued by Banque Nationel de Paris Bank and Societe Generale Bank
Societe Generale, Guangzhou Branch	USD1,740,000.00	14,401,284.00	Secured by L/C
Total		62,901,284.00	

RANBAXY (GUANGZHOU CHINA) LIMITED

NOTES ON RELATED DATA OF THE ACCOUNTING STATEMENTS (CONTD.)

(Amounts are in RMB unless otherwise stated)

10. Accounts Payable

Name of Companies	Amount
Ranbaxy Laboratories Ltd.	622,563.95
Others	4,490,655.44
Total	5,113,219.39

11. Taxes Payable

Items	Amount
Value added Tax	883,015.82
Individual income tax	67,754.51
Stamp duty	48,758.27
Maintenance cost of flood control work	43,442.44
Withholding income tax	269,824.11
Total	1,312,795.15

12. Other Payables

Items	Amount
Interest payable	97,604.87
Others	5,772,976.25
Total	5,870,581.12

13. Accrued Expenses

Items	Amount
Potential Loss from price difference	5,307,810.00
Expense for usage of facilities (GPF)	528,548.27
Others	2,374,789.81
Total	8,211,148.08

14. Other Current

Items	Amount
Ranbaxy Laboratories Ltd.	2,428,416.98
Others	17,658.52
Total	2,446,075.50

15. The closing balance of Paid-in Capital was RMB65,250,000, which comprised:

Investors	Contributions (USD)	Converted into RMB	Proportion of Investment
Party A-Guangdong Pharmaceutical Factory	1,300,000.00	11,310,000.00	17.33%
Party B-New Chemic Ltd., HK	300,000.00	2,610,000.00	4%
Party C-Ranbaxy Laboratories Ltd.	5,900,000.00	51,330,000.00	78.67%
Total	7,500,000.00	65,250,000.00	100%

V. Disclosure of Related Party Relationships and Transactions

1. Related Party Relationships

1). Related parties with no substantial control

Name of the Company	Place of Registration	Principle Business	Relationship With the COMPANY	Nature or Type of Business Entity
Ranbaxy Laboratories Ltd.	India	Manufacturing raw materials	Parent company	Stock company with limited liability

2). Related parties with no substantial control

New Chemic Ltd., HK	Hong Kong	Manufacturing raw materials	Shareholder	Company with limited liability
Guangdong Qiao Guang Pharmaceutical Factory	Guangzhou	Manufacturing raw materials	Shareholder	State-owned enterprise

2. Contents of related party transactions

1). Purchase of goods

Name of the Company	Amount in the Year 2001	Amount in the Year 2000	Pricing Policy
Ranbaxy Laboratories Ltd.	7,345,535.61	9,514,174.32	Market price

2). Sale of goods

Name of the Company	Amount in the Year 2001	Amount in the Year 2000	Pricing Policy
Ranbaxy Netherlands B.V.	1,535,977.28	1,239,993.40	Market price

3). Balance of receivables and payables between related parties

	Balance as at Dec. 31, 2001	Proportion	Balance as at Dec. 31, 2000	Proportion
Accounts Receivable:				
Ranbaxy Netherlands B.V.	1,083,964.78	1.31%	494,341.81	0.76%
Accounts Payable:				
Ranbaxy Laboratories Ltd.	622,563.95	12.18%	4,122,449.92	76.91%

VI. Commitments

Up to December 31, 2001, there are no commitments.

VII. Other Items

1. Site use fee
   In the current year, the Company has paid RMB3,735,497.34 for site use fee and RMB972,542.34 for expenses of water, electricity and steam to Guangdong Pharmaceutical Factory (which has been taken over by Guangdong Qiao Guang Pharmaceutical Factory).
2. Equity funds to the Chinese party
   The Company has accrued RMB601,712.02 for housing common reserve, and RMB418,980.02 has been paid; Unemployment insurance has been accrued at 2% of payroll, i.e., RMB68,985.61; Endowment insurance has been accrued at 21% of payroll, i.e., RMB1,415,507.63, and RMB1,319,007.63 has been paid.
3. The Company has set up internal financial management system.
4. The Company has fulfilled procedures of financial registration and annual examination.
5. The Company has provided allowance to its bad debts in accordance with the policy of head office, and provided depreciation to fixed assets based on the stipulations of related regulations.
6. The situation of "making allocation to three funds or distributing profits to the investors before previous years' loss has been made up" does not exist.

COMPUTATION SCHEDULE ON TAXABLE INCOME FOR THE YEAR OF 2001

Monetary Unit : RMB Yuan

ITEM	the Year 2001
Total profit	- 2,927,677.13
Add: Exceeding part of entertainment expenses	-
Exceeding part of staff welfare expenses	1,896,564.20
Bad debts provision without approval	5,998,140.73
Disposal loss of fixed assets without approval	-
Accelerated depreciation without approval	-
Over accruals	8,143,778.91
Overdue surcharge and fine of tax payment	2,273,785.91
Fine and confiscation	157,288.54
Donation not in public benefit nature	-
Royalties paid to parent companies	-
Administrative expenses paid to related companies	-
Interest exceeding the normal commercial loan interest	-
Non-operating expenses	-
Expense and losses of subsidiaries	-
Taxable income of the current year	15,541,881.16
Less: Losses of previous years	-
Dividends after tax from subsidiaries	-
Other	3,957,098.79
Taxable Income	11,584,782.37

The Company is exempted from income tax in the first and second years and allowed a fifty percent reduction in the third to fifth years according to the stipulations of the relevant tax laws. It is the 2nd year for the company exempted from income tax this year.

RANBAXY (NETHERLANDS) B.V.

DIRECTORS' REPORT

31 DECEMBER 2001

The directors present their Annual Report on the affairs of Ranbaxy (Netherlands) B.V. ("the company") together with the Financial Statements and the Auditors' Report for the year ended 31 December 2001.

1. **Principal Activities**

   The Group's principal activities during the year 2001 continued to be the manufacture of and trading in pharmaceuticals.

2. **Review of business**

   The company had a satisfactory year with an increase in the sales to USD 195,522,135 (entity: Nil). This represents an increase of 55% compared to previous year's consolidated turnover of USD 125,592,813 (entity: USD Nil). The consolidated gross margin amounted to USD 69,670,247 (entity : USD Nil)

3. **State of affairs and future developments**

   During the year, the Company increased its investments in its subsidiaries with a further amount of USD 5,148,147 (2000: USD 6,657,549)

4. **Result for the year**

   The result for the year - Consolidated profit USD 3,666,506 (2000 :Consolidated Loss USD 2,262,784).

5. **Fixed assets**

   Movements in fixed assets are stated in notes 4 & 5 of the financial statements.

6. **Share Capital**

   During the year, no further shares were issued.

7. **Employees**

   The Group employed an average of 649 (2000: 531) persons during the year under review. The growth in our sales would not have been possible without the enthusiastic and committed participation of all our employees. The directors thank them for their efforts.

8. **Auditors**

   A resolution to re-appoint Arenthals Grant Thornton as auditors will be put to the members at the Annual General Meeting

   This report was approved by the Board on 25th April, 2002

The Board of Directors :

Mr. D. S. Brar

Mr. V. K. Kaul

Mr. Gunther Warris

Mr. P. E. Klein Geltink

AUDITORS' REPORT

Introduction

We have audited the financial statements of Ranbaxy (Netherlands) B.V., Amsterdam, for the year 2001 as set out on pages 158 to 167. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Rotterdam, the Netherlands
25 April 2002

Arenthals Grant Thornton

RANBAXY (NETHERLANDS) B.V.

CONSOLIDATED BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2001
(after appropriation of the net result for the year)
(Expressed in US Dollars)

	Notes	2001 USD	2000 USD
ASSETS			
FIXED ASSETS			
Intangible fixed assets	4	29,476,963	29,881,154
Tangible fixed assets	5	23,273,236	23,995,173
FINANCIAL FIXED ASSETS			
Financial deposits		–	219,922
Minority interest	6	126,266	615,077
Total Financial Fixed Assets		126,266	834,999
Total Fixed Assets		52,876,465	54,711,326
DEFERRED TAX ASSET		–	357,389
CURRENT ASSETS			
Stocks	7	47,255,549	41,437,855
Trade accounts receivable	8	60,001,148	41,644,972
Amounts due from affiliated companies		27,240	308,855
Amount due from related companies	9	1,018,991	1,205,698
Other receivables and accruals		8,260,450	2,926,250
Cash & cash equivalents		4,822,426	5,134,020
Total Current Assets		121,385,804	92,657,650
CURRENT LIABILITIES AND ACCRUALS			
Trade accounts payable	8	16,376,841	16,051,902
Amounts due to parent company		39,322,242	34,277,290
Short term bank loans	10	42,600,538	39,848,335
Accrued liabilities and other payables		15,224,699	4,577,992
Current portion of long- term loans	11	1,575,500	2,338,043
Total Current Liabilities		115,099,820	97,093,562
CURRENT ASSETS LESS CURRENT LIABILITIES		6,285,984	(4,435,912)
TOTAL ASSETS LESS CURRENT LIABILITIES		59,162,449	50,632,803
LONG TERM LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY			
DEFERRED TAX LIABILITY		428,725	–
LONG TERM LIABILITIES			
Long-term loans	11	24,728,274	19,035,196
Capital grants		1,300,732	1,444,220
		26,029,006	20,479,416
SHAREHOLDERS' EQUITY	13		
Called up and paid-in share capital	12	55,002,975	55,002,975
Revaluation reserve	13	3,490,590	3,490,590
Accumulated deficit	13	(24,436,612)	(28,682,988)
Translation reserve	13	(2,632,419)	(1,134,342)
TOTAL SHAREHOLDERS' EQUITY		31,424,534	28,676,235
MINORITY INTEREST		1,280,184	1,477,152
TOTAL LONG-TERM LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY		59,162,449	50,632,803

(The accompanying notes are an integral part of these statements)

RANBAXY (NETHERLANDS) B.V.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2001

(Expressed in US Dollars)

	Notes	2001 USD	2000 USD
NET TURNOVER	15	195,522,135	125,592,813
Cost of goods sold		(125,851,888)	(99,290,824)
GROSS MARGIN ON TURNOVER		69,670,247	26,301,989
OPERATING EXPENSES			
Depreciation and Amortisation	4&5	(5,481,419)	(3,713,524)
Selling, General and Administrative expenses		(54,239,669)	(21,067,406)
Total operating expenses		(59,721,088)	(24,780,930)
OPERATING RESULT		9,949,159	1,521,059
FINANCIAL INCOME /(EXPENSE)			
Other income		437,254	1,410,445
Result on sale of joint venture and asset disposal		191,951	359,775
Interest income		133,383	245,725
Interest expense		(4,057,915)	(3,975,236)
Foreign currency exchange results		(284,956)	(1,051,101)
Total financial expense		(3,580,283)	(3,010,392)
RESULT BEFORE TAXATION		6,368,876	(1,489,333)
Taxation		(1,902,337)	(72,510)
RESULT AFTER TAXATION		4,466,539	(1,561,843)
Minority interest		(800,033)	(700,941)
NET RESULT FOR THE YEAR	13	3,666,506	(2,262,784)

(The accompanying notes are an integral part of these statements)

RANBAXY (NETHERLANDS) B.V.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2001

(Expressed in US Dollars)

	2001 USD	2000 USD
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Profit/ (Loss)	3,666,507	(2,262,784)
Minority interest	800,033	700,941
Adjustments to reconcile net loss to net		
Cash used in operating activities:		
Depreciation	3,106,971	2,267,552
Amortisation	2,439,974	1,445,972
Deferred tax asset	357,389	(357,389)
Deferred tax liability	428,725	-
(Profit)/Loss on disposal of assets	(191,951)	(359,775)
Accounts receivable	(18,356,176)	(11,944,182)
Stocks	(5,817,694)	(5,491,610)
Amounts due from affiliated companies	281,615	1,214,999
Amounts due from related companies	186,707	(4,016,210)
Amounts due to Minority interest	291,843	1,418,992
Other Current Assets	(5,334,200)	(2,676,370)
Accounts payable	324,939	539,350
Amounts due to parent company	5,044,952	6,684,944
Accrued and other liabilities	10,646,707	3,204,347
Other liabilities	-	(258,466)
Net cash used in operating activities:	(2,123,659)	(9,889,689)
CASH FLOWS FROM INVESTING ACTIVITIES		
Product licenses and goodwill purchased	(2,936,564)	(18,717,416)
Purchase of property & equipment	(3,015,873)	(4,040,962)
Proceeds from the disposal of assets	643,651	658,145
Financial fixed assets	219,922	(103,553)
Net cash provided by investing activities:	(5,088,864)	(22,203,786)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from short term bank loans	2,752,203	19,524,696
Proceeds/ (Payments) on long-term loans	4,930,535	12,403,567
Net cash provided by finance activities:	7,682,738	31,928,263
Effect of prior period item	579,868	34,874
Effect of exchange rate changes	(1,361,677)	1,257,482
Net (decrease)/increase in cash	(311,594)	1,127,144
Cash & Cash equivalents, beginning of the year	5,134,020	4,006,876
Cash & Cash equivalents, end of the year	4,822,426	5,134,020

(The accompanying notes are an integral part of these statements)

RANBAXY (NETHERLANDS) B.V.

NOTES TO THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2001

1. **GENERAL**

Ranbaxy (Netherlands) B.V. ("The Company") was incorporated on 14 December 1993 and operates as a Holding and Finance Company for other group companies. The Company is a wholly-owned subsidiary of Ranbaxy Laboratories Limited ("RLL"), Punjab, India.

2. **FUNCTIONAL CURRENCY**

The functional currency of Ranbaxy (Netherlands) B.V. is the United States Dollar.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Included in the consolidation are Ranbaxy (Netherlands) B.V. and its group companies. Group companies include investments in which Ranbaxy (Netherlands) B.V. has power of control or holds or has control either directly or indirectly of over 50% or more of the issued share capital. The financial data of the group companies and investments are fully included in the consolidated financial statements; the minority interests are shown separately. Inter-company balances and transactions have been eliminated in the consolidation.

The following group companies are included in the consolidation:

	Incorporated	Shareholding %
Ranbaxy (S.A.) Proprietary Ltd.	South Africa	100.00
Ranbaxy Pharmaceuticals Inc.	United States of America	100.00
Ranbaxy Holdings (UK) Ltd.	United Kingdom	100.00
Ranbaxy (UK) Ltd.	United Kingdom	100.00
Ranbaxy Ireland Ltd.	Ireland	100.00
Ranbaxy Egypt Limited	Egypt	100.00
Ranbaxy Poland Sp. Zoo.	Poland	100.00
Ranbaxy Pharmaceuticals BV	The Netherlands	100.00
Ranbaxy Mauritius Ltd.	Mauritius	100.00
Ranbaxy Europe Ltd.	United Kingdom	100.00
Basics GmBH	Germany	100.00
Ranbaxy Do Brazil Ltda.	Brazil	100.00
Ranbaxy Panama, S.A.	Panama	100.00
Ranbaxy Vietnam Company Limited	Vietnam	100.00
Unichem Distributors Ltd.	Thailand	99.98
Unichem Pharmaceuticals Company Ltd.	Thailand	79.39
Ranbaxy PRP (Peru) S.A.C.	Peru	75.00
Bounty Holdings Co. Ltd.	Thailand	61.39
Ranbaxy Farmaceutica Ltda. (Formerly Ranbaxy SP Medicamentos Ltda.)	Brazil	55.00
Ranbaxy Nigeria Ltd.	Nigeria	52.05
Ranbaxy Unichem Company Limited, (Formerly Ranbaxy (Thailand) Co. Ltd.)	Thailand	24.93

Foreign currencies

All assets and liabilities of the various subsidiaries in currencies other than the reporting currency have been translated at the rates of exchange prevailing on the Balance Sheet date. All Profit and Loss items denominated in foreign currencies have been translated at average exchange rates for the year. The resulting exchange differences are taken directly to the Profit and Loss Account. Foreign exchange differences arising from the translation of participations are taken to the translation reserve in the shareholders' equity. Exchange differences arising from loans issued for permanent finance activities are also taken to the translation reserve.

Intangible fixed assets

Goodwill

On the acquisition of subsidiaries and businesses, the purchase consideration is allocated over the underlying net tangible assets, significant intangible assets and goodwill. Goodwill arising on the acquisition of subsidiaries is amortized to the consolidated Profit and Loss Account on a straight-line basis over a period estimated to benefit, but not exceeding twenty (20) years. Impairment of goodwill is considered on a regular basis.

Product licenses

Only the capital registration fee element of Company developed licenses and external expenses of preparing technical reports to support each application are capitalized in the financial statements at cost and maintained at that value. All other expenses incurred to maintain these product licenses are recognized in the Profit and Loss Account as part of the general and administrative expenses in the period in which they are incurred.

Bought- in - product licenses are capitalized in the financial statements at cost and amortized to the Profit and Loss Account over 20 years on a straight-line basis.

Expenditure incurred in obtaining registration and regulatory approval for products in overseas markets is capitalized and amortized over a period of five years commencing in the period of launch. Impairment of capitalized product licenses is considered on a regular basis.

Tangible fixed assets

Tangible fixed assets, comprising property and equipment, are stated at cost less depreciation except land and buildings of Ranbaxy Ireland Limited where they are stated at revalued amounts (See Note 5).

Financial fixed assets

Investments are stated at net asset value. The Company's investments in subsidiaries and participations, which are qualified as group companies are consolidated into these accounts.

Stocks

Stocks are stated at lower of cost or market value. Where necessary, provision is made for obsolete or slow moving stock.

Trade accounts receivables

Where necessary, a provision is made for doubtful accounts.

RANBAXY (NETHERLANDS) B.V.

NOTES TO THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2001

Capital grants
Capital grants which are non repayable except under certain conditions, received in relation to tangible fixed assets, are treated as deferred credits, and credited to the Profits and Loss Account on a basis consistent with the depreciation of the relevant assets. The conditions for repayment are primarily related to selling, altering or pledging the asset as collateral.

Income taxes
Corporate income tax is calculated, on the basis of applicable tax rates in the jurisdiction in which the company is incorporated. Deferred income taxes are provided, using the liability method, for all temporary differences between tax and financial reporting.

Revenue recognition
Revenues from sales of the Company's products are recognized upon shipment of the products to its customers.

Retirement benefits
The Company accounts for retirement benefits on an accrual basis.

Other assets and liabilities
Unless stated otherwise, assets and liabilities are stated at their nominal values.

Profit and loss items
All items of a revenue or expense nature are recognized in the period to which they relate.

Re-classifications
Certain amounts related to the 2000 financial statements, have been reclassified to be comparative to amounts included in the 2001 financial statements.

4. INTANGIBLE FIXED ASSETS

	Goodwill	Product Licenses	Total
Currency	USD	USD	USD
Balance as at 1 January 2001	16,987,914	12,893,240	29,881,154
Additions	66,902	2,869,662	2,936,564
Disposals	(315,000)	–	(315,000)
Amortization charge for the year	(1,542,799)	(897,175)	(2,439,974)
Translation adjustments	(280,861)	(304,920)	(585,781)
Balance as at 31 December 2001	**14,916,156**	**14,560,807**	**29,476,963**
Accumulated Amortization	5,417,096	1,478,314	6,895,410

5. TANGIBLE FIXED ASSETS
Tangible Fixed Assets Comprise:

	Land	Buildings and Improvements	Plant and Equipment	Capital work in progress	Total
	USD	USD	USD	USD	USD
Balance as at 1 January 2001	559,752	12,487,645	10,881,364	66,412	23,995,173
Additions	–	151,174	2,549,132	315,567	3,015,873
Depreciation charge for the year	–	(368,307)	(2,738,664)	–	(3,106,971)
Disposals	–	(1,812)	(102,337)	(32,551)	(136,700)
Translation Adjustment	–	(349,069)	(138,092)	(6,978)	(494,139)
Balance as at 31 December 2001	**559,752**	**11,919,631**	**10,451,403**	**342,450**	**23,273,236**
Accumulated Depreciation	–	2,666,158	12,061,510	–	14,727,668

The depreciation charge in the Profit & Loss Account is shown net of the release of the capital grants of approximately USD 65,526. These capital grants have been received in relation to tangible fixed assets and are not repayable except under certain conditions.

Land and building of Ranbaxy Ireland Ltd. acquired in 1996, were revalued in 2000 for an amount of USD 3,490,590.

6. MINORITY INTEREST
Minority Interest comprises the following:

	2001	2000
	USD	USD
Ranbaxy Farmaceutica Ltda. (Formerly Ranbaxy SP Medicamentos Ltda, Brazil)	126,266	197,004
Ranbaxy Schein Pharma LLC, USA	–	418,073
Total	126,266	615,077

The minority interest debit amount of USD 418,073 of 2000 is in relation to a 50% ownership interest in a joint venture between Ranbaxy Pharmaceuticals Inc, ("RPI") and Schein Pharmaceuticals Inc. During 2001, the joint venture members entered into an agreement to terminate the joint venture . All closing entries have been recorded in the 2001 accounts.

The minority interest debit amount of USD 126,266 (2000: USD 197,004 debit) is in relation to capital receivable from the minority holders of Ranbaxy Farmaceutica Ltda. (Formerly Ranbaxy SP Medicamentos Ltda, Brazil).

RANBAXY (NETHERLANDS) B.V.

NOTES TO THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2001

7. STOCKS

Stocks comprise the following:

	2001	2000
	USD	USD
Raw materials	5,816,565	4,097,108
Work in progress	1,890,411	1,222,733
Finished products	40,656,927	36,118,014
Unrealized profit on stock lying with affiliated companies	(468,104)	-
Provision for obsolete stocks	(640,250)	-
Total	47,255,549	41,437,855

8. TRADE ACCOUNTS RECEIVABLE AND PAYABLE

Payable

At Ranbaxy Ireland Limited, certain trade creditors have reserved title to goods supplied. The extent to which these creditors effectively secured at any time depends on a number of conditions, and as the validity of some of which is not readily determinable, it is not possible to indicate how much of the trade creditors were effectively secured by reservation of title.

Receivable

Accounts receivable on 31 December 2001 include balances receivables from CIS countries for an amount of approximately USD 9.5 million (2000: USD 11.4 million), of which approximately USD 4 million (2000: USD 3.5 million) is older than 180 days. A provision has been formed for these receivables of approximately USD 200,403 (2000: USD 665,000). By selling into the CIS region, the Company's Dutch subsidiary is acting on behalf of its ultimate parent Company, RLL. As such, management of RLL has represented that any additional losses, incurred by the company related to the receivables in the CIS, will be reimbursed to the Company. Management is confident that no additional provisions are necessary.

9. Amounts due from Related Parties

Amounts due from Related Parties comprise the following

	2001	2000
	USD	USD
Due from		
Ranbaxy (Hongkong) Limited	918,460	1,063,254
Ranbaxy N.A.N.V	195,700	192,700
Ranbaxy (Malaysia) Sdn. Bhd.	-	9,125
	1,114,160	1,265,079
Due to		
Ranbaxy (Guangzhou China) Limited	(95,169)	(59,381)
	1,018,991	1,205,698

10. SHORT TERM BANK LOANS

Short - term bank loans represent loans amounting to USD 42,600,538 (2000: USD 39,848,335). The Company's parent, RLL, has issued corporate guarantees to the bank in the amount of USD 6.5 million (2000: USD 5 million) related to these loans.

11. LONG TERM LOANS

The long term loans comprise the following:

		2001	2000
		USD	USD
Term Loan - Ranbaxy Pharmaceuticals Inc. (USA)	i	666,256	792,329
Term Loan - Ranbaxy Pharmaceuticals Inc. (USA)	ii	1,018,201	1,071,787
Bank Loan - Ranbaxy Pharmaceuticals Inc. (USA)	iii	15,997,868	7,497,869
Bank Loan - Ranbaxy Pharmaceuticals Inc. (USA)	iv	965,715	1,511,666
Term Loan - Ranbaxy Pharmaceuticals Inc. (USA)	v	591,306	686,040
Bank Loan - Ranbaxy Pharmaceuticals Inc. (USA)	vi	6,500,000	6,500,000
Note Payable - Ranbaxy Pharmaceuticals Inc. (USA)	vii	312,500	937,500
Note Payable - Ranbaxy Pharmaceuticals Inc. (USA)	viii	250,000	875,000
Bank Loan - Ranbaxy UK (UK)		-	1,494,700
Capitalized lease obligations		-	6,348
Finance Lease - Ranbaxy Panama		1,928	-
Less: Current portion of Long term debt		(1,575,500)	(2,338,043)
		24,728,274	19,035,196

Scheduled aggregate annual payments of long-term debt are $1,575,500 for 2002, $26,290,620 for 2003, $485,009 for 2004 and $402,833 for 2005, and $710,329 thereafter. The loans discussed in (i), (ii), (iii), (iv) and (v) below are collateralized by the Company's accounts receivables, inventories and equipment and certain loans require compliance with certain financial covenants, which covenants were met by the Company.

i. The term loan is payable in quarterly installments through April 2005. Repayments over the first two years of the loan are based upon a ten-year loan pay out and for the remainder of the loan term, upon a five-year loan pay out. The current monthly installment approximates $17,500.

ii. The term loan is payable in monthly installments through August 2011. The current loan repayment, including principal and interest is $12,759 per month

iii. During 2001, the Company increased its revolving loan facilities from $7.5 million to $16,000,000. Under the terms of the Amended and Restated Revolving Credit, Term Loans and Security Agreement (the "Agreement"), these loans extend through December 2003. Under the terms of the Agreement, interest on amounts borrowed pursuant to this facility is computed at the London Interbank Transfer Rate ("LIBOR"), plus a margin based on the Company's calculated Leverage Ratio. The amount

RANBAXY (NETHERLANDS) B.V.

NOTES TO THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2001

due under this facility at 31 December 2001 was $15,997,868, which represents substantially all of the available facility. The Company repaid approximately $2.25 million of this facility in early 2002. Borrowings under this Agreement are limited to specific percentages of "eligible accounts receivable and inventory."

iv. The Company obtained financing through certain tax-exempt bonds in the amount of $3,000,000 repayable in monthly installments through August 2003. Monthly installments of $52,872 are required from January 2002 through maturity.

v. The term loan was obtained during the year 2000. This loan is payable in quarterly installments over a seven-year pay out through June 2007. The monthly installment approximates $10,394.

vi. The bank loan was obtained in March 2000, was repayable in full in March 2002 and has been extended to March 2003.

vii. The note payable is due in equal quarterly installments from June 2000.

viii. The note payable is due in three installments on 1 January 2001, 1 July 2001 and 1 July 2002.

12. SHARE CAPITAL

	2001	2000
	USD	USD
Called up and Paid in		
At the beginning of the year:	55,002,975	55,002,975
Additions during the year:	-	-
At the end of the year	55,002,975	55,002,975

13. SHAREHOLDERS' EQUITY

Movements in shareholders' equity are as follows:

	Called-up and paid-in Share capital	Revaluation Reserve	Accumulated Deficit	Net results for the year	Translation Reserve	Total
Balance as at 1 January 2001	55,002,975	3,490,590	(26,420,204)	(2,262,784)	(1,134,342)	28,676,235
Prior Year Adjustment				579,868		579,868
Balance as on January 1, restated	55,002,975	3,490,590	(26,420,204)	(1,682,916)	(1,134,342)	29,256,103
Net Results prior year			(1,682,916)	1,682,916		-
Total	55,002,975	3,490,590	(28,103,120)	-	(1,134,342)	29,256,103
Additions/Adjustments	-	-	-	-	(1,498,077)	(1,498,077)
Revaluation of Assets	-	-	-	-	-	-
Translation on participation and equity	-	-	-	-	-	-
Net Results Current year	-	-	-	3,666,507	-	3,666,507
Balance as at 31 December 2001	**55,002,975**	**3,490,590**	**(28,103,120)**	**3,666,507**	**(2,632,419)**	**31,424,533**

14. OPERATING LEASE AND CAPITAL EXPENDITURE COMMITMENTS

	USD
2002	1,123,211
2003-2008	4,339,556
Total	5,462,767

15. GEOGRAPHICAL SEGMENTATION OF TURNOVER

	2001	2000
	USD	USD
Net turnover by continent:		
Europe - Non European Community, including CIS	18,689,956	19,383,015
Europe - European Community	32,316,796	25,769,834
Africa	14,020,921	11,563,599
Asia	4,781,028	6,190,276
United States of America	109,042,326	60,773,572
South America	16,671,108	1,912,517
Total	195,522,135	125,592,813

16. WAGES AND SALARY EXPENSE

	2001	2000
	USD	USD
Wages expenses	19,335,222	14,126,513
Social security expenses	1,716,494	502,137
Pension expenses	16,769	127,019
Total	21,068,485	14,755,669

17. EMPLOYEES

During the year 2001, the Company and its subsidiaries which were fully consolidated employed an average of 649 persons (2000 : 531 persons).

RANBAXY (NETHERLANDS) B.V.

BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2001
(Expressed in US Dollars)

	Notes	2001 USD	2000 USD
ASSETS			
FIXED ASSETS			
Intangible fixed assets	19	4,379,304	4,627,034
Tangible fixed assets		–	–
FINANCIAL FIXED ASSETS			
Participations	20	34,842,617	24,737,666
Loan due from group company	21	17,112,259	25,413,212
Loan due from affiliated company		918,462	1,063,254
Total financial fixed assets		52,873,338	51,214,132
Total Fixed Assets		57,252,642	55,841,166
CURRENT ASSETS			
Amounts due from affiliated companies		195,700	192,700
Other receivables		211,306	90,000
Cash & Cash equivalents		181,372	558,256
Total Current Assets		588,378	840,956
CURRENT LIABILITIES			
Amounts due to group companies		465,868	39,500
Short term bank loans	22	25,689,524	27,526,412
Accrued liabilities and other payables		261,094	439,975
Total Current Liabilities		26,416,486	27,966,387
CURRENT ASSETS LESS CURRENT LIABILITIES		(25,828,108)	(27,125,431)
TOTAL ASSETS LESS CURRENT LIABILITIES		31,424,534	28,715,735
SHAREHOLDERS' EQUITY	23		
Called up and paid-in share capital		55,002,975	55,002,975
Revaluation reserve		3,490,590	3,490,590
Accumulated deficit		(24,436,612)	(28,682,988)
Translation reserve		(2,632,419)	(1,134,342)
TOTAL SHAREHOLDERS' EQUITY		31,424,534	28,676,235

(The accompanying notes are an integral part of these statements)

RANBAXY (NETHERLANDS) B.V.

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2001

(Expressed in US Dollars)

	Notes	2001 USD	2000 USD
NET TURNOVER		–	–
Cost of goods sold		–	–
GROSS MARGIN ON TURNOVER		–	–
OPERATING EXPENSES			
Depreciation and Amortisation	19	(299,633)	(295,978)
Selling, General and Administrative expenses		(316,889)	(247,816)
Total operating expenses		(616,522)	(543,794)
OPERATING RESULT		(616,522)	(543,794)
FINANCIAL INCOME/(EXPENSE)			
Other income		200,000	–
Result on sale/purchase of joint venture and asset disposal		(515,595)	–
Interest income		445,070	495,482
Interest expense		(1,428,525)	(1,945,778)
Foreign currency exchange results		67,483	(63,661)
Total financial expense		(1,231,567)	(1,513,957)
RESULT BEFORE TAXATION		(1,848,089)	(2,057,751)
Taxation		–	–
RESULT AFTER TAXATION		(1,848,089)	(2,057,751)
SHARE IN RESULTS OF SUBSIDIARIES		5,514,595	(205,033)
NET RESULT FOR THE YEAR		3,666,506	(2,262,784)

(The accompanying notes are an integral part of these statements)

RANBAXY (NETHERLANDS) B.V.

NOTES TO THE ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2001

18. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principles of valuation and determination of result for the corporate and the consolidated financial statements are the same. Consolidated companies are carried at net asset value. For the principles of valuation of assets and liabilities and for the determination of result, reference is made to note 3 to the consolidated financial statements.

19. INTANGIBLE FIXED ASSETS

	Goodwill
	USD
Balance as at 1 January 2001	**4,627,035**
Additions during the year	66,902
Amortization charge for the year	299,633
Balance as at 31 December 2001	4,394,304

20. PARTICIPATIONS

The movement in the net equity of the participations is as follows:

	Incorporated	2001 USD	2000 USD
Balance as at 1 January 2001		**24,737,666**	15,452,934
Movements during the year:			
Ranbaxy SP Medicamentos	Brazil	–	785,916
Ranbaxy Holdings UK	United Kingdom	–	2,012,118
Ranbaxy Do Brazil	Brazil	**30,000**	72,500
Ranbaxy South Africa Ltd.	South Africa	**251,927**	–
Ranbaxy Ireland Ltd.	Ireland	**3,092,869**	–
Ranbaxy Nigeria Ltd.	Nigeria	**1,835**	–
Ranabxy (Peru) Inc.	Peru	**8,098**	–
Unichem Distributors Ltd.	Thailand	**433,168**	–
Ranbaxy Vietnam	Vietnam	**695,000**	125,000
Ranbaxy Panama	Panama	–	10,000
Ranbaxy Basics GmbH	Germany	**635,250**	3,652,015
		29,885,813	22,110,483
Share in result for the year		**5,514,595**	(205,033)
Received Dividends		**(50,479)**	(23,669)
Prior Period Adjustment		**579,868**	34,874
Loss on purchase Unichem Distributors Ltd.		**(515,595)**	–
Translation result		**(571,585)**	254,624
Revaluation of Ranbaxy Ireland assets		–	2,566,387
Balance as at 31 December 2001		**34,842,617**	24,737,666

21. LOANS DUE FROM GROUP COMPANIES

	2001 USD	2000 USD
Balance at the beginning of the year	**25,413,212**	22,145,686
New loans issued and repayment of loans	**(5,208,084)**	3,807,969
Loans converted to capital	**(3,092,869)**	(540,443)
Balance at the end of the year	**17,112,259**	25,413,212

I. The outstanding loans include:
- Interest free loan to Bounty Holdings Co. Limited for Bhat 13,315,091
- Interest free loan to Ranbaxy Pharmaceuticals Inc. USD 2,000,000
- Loan to Ranbaxy Pharmaceuticals B.V. for USD 11,470,000
- Loan to Ranabxy Ireland for EURO 2,500,000

22. SHORT-TERM BANK LOANS

In respect of these loans, the ultimate parent company, Ranbaxy Laboratories Limited has issued letters of comfort.

23. SHAREHOLDERS' EQUITY

Reference is made to note 13 to the consolidated Balance Sheet.

24. DIRECTORS' REMUNERATION

During the year 2001 none of the directors have received any remuneration in their capacity as a director.

25. TAXATION

Due to ongoing losses, no provision for taxation is included in these financial statements.

The Board of Directors

D. S. BRAR V. K. KAUL GUNTHER WARRIS P. E. KLEIN GELTINK

OTHER INFORMATION
31st DECEMBER 2001

1. AUDITORS' REPORT

The report of the auditor, Arenthals Grant Thornton is set out on page 157.

2. APPROPRATION OF RESULTS

According to the articles of association, the results of the year are at the free disposal of the shareholders in a general meeting. The directors do not recommend the payment of dividend. It is proposed that the profit for the year is transferred to the accumulated deficit. This proposal has already been included in the financial statements.

RANBAXY NIGERIA LIMITED

COMPANY REGISTRATION NO. 95102
DIRECTORS, PROFESSIONAL ADVISERS, ETC.

DIRECTORS :	Chief B. A. Olaogun - *Chairman* Dr. Brian W. Tempest - Vice Chairman (British) T.J.S. Vasudeva - Managing (Indian) Peter A.W. Burema (Dutch) Sam E. Agboifo Debashis Das Gupta (Indian) Lalit Ahluwalia (Indian)
SECRETARIES AND REGISTERED OFFICE :	Central Bird Secretaries Limited Western House (13th Floor) 8/10, Broad Street Lagos
HEAD OFFICE:	Plot 5, Block K
FACTORY SITE:	Apapa-Isolo Expressway Isolo Lagos
AUDITORS:	KPMG Audit *(Chartered Accountants)*
BANKERS:	Afribank Nigeria Plc Citibank Nigeria Limited Diamond Bank Limited Inmb Bank Limited Standard Trust Bank Limited Union Bank of Nigeria Plc Zenith International Bank Limited
SOLICITORS:	*Badru Olaogun & Co.* Western House (13th Floor) 8/10, Broad Street Lagos

RESULTS AT A GLANCE

	2001 ₦	2000 ₦	Increase %
Turnover	**800,014,363**	538,232,461	48.64
Profit before taxation	**55,041,006**	40,237,170	36.79
Taxation	**17,770,874**	13,711,033	29.61
Profit after taxation	**37,270,132**	26,526,137	40.50
Dividend	**12,000,000**	11,000,000	9.09
Share capital	**20,000,000**	20,000,000	
Shareholders' funds	**163,914,318**	138,644,186	18.23
Per-share data :			
Earnings per ₦1 share	**₦1.86**	₦1.33	
Dividend per ₦1 share	**60.0k**	55.0k	
Dividend cover (times)	**3.11**	2.41	
Net assets per ₦1 share	**₦8.20**	₦6.93	

REPORT OF THE DIRECTORS
FOR THE YEAR ENDED DECEMBER 31, 2001

The directors submit their report together with the financial statements for the year ended 31 December, 2001.

1. **RESULTS**

	₦	₦
The profit for the year after taxation was		**37,270,132**
Less: Dividend		
Interim declared	6,000,000	
Final proposed	6,000,000	**(12,000,000)**
Retained profit for the year		**25,270,132**

2. **LEGAL FORM**
The company was incorporated in Nigeria as a private company limited by shares on 12 May, 1987 under the name Ranmax Laboratories (Nigeria) Limited. The name was changed to Ranbaxy Nigeria Limited at an extra-ordinary general meeting held on 6 October, 1995.

3. **PRINCIPAL ACTIVITIES**
The company is engaged in the manufacturing, refining, dealership and sales of drugs, medicinal and chemical preparations, articles and compounds.

4. **BUSINESS REVIEW**
Turnover increased by 49% and profits after taxation by 41%. Shareholders' funds also grew by 18% to ₦164 million. On the basis of the results, the directors propose a final dividend of 30% of paid-up capital in addition to an interim dividend of 30%.

The company has thus ended the year with satisfactory results given the prevailing economic conditions, severe resource crunch and dwindling demand in general. It strived to increase productivity of all resources to achieve the results.

5. **DIRECTORS AND DIRECTORS' SHAREHOLDINGS**
.1 The names of the current directors are stated on page 2.
.2 Dr. Brian W. Tempest and Debashis Das Gupta retire by rotation and being eligible offer themselves for re-election.
.3 Mr. Rahul Goswami resigned from the board during the year while Mr. Lalit Ahluwalia who was appointed director retire at the annual general meeting; and being eligible offers himself for election.
.4 Interests of directors in the share capital of the company are as follows:

	No. of shares
Chief B. A. Olaogun	342,052
Sam E. Agboifo	170,592

6. **SUPPLIERS**
Overseas supplies are obtained through its associated company Ranbaxy Laboratories Limited, India and directly from other overseas companies while local supplies are procured from different sources.

7. **COMPANY'S DISTRIBUTORS**
Major distributors of the company are:

Bicon Pharmacy, Lagos	Ogbuagu (Fidehill), Onitsha
Vicnam Pharmacy, Kaduna	Lamed Pharmacy, Jos
Lupal Pharmacy, Aba	Airen Pharmacy, Benin
Gozie Chemist, Onitsha	De Zubik Pharmacy Limited, Akure
Tony Pharmacy, Kano	Nwafor Pharmacy, Kaduna
Capital Drugs, Maiduguri	Bunmi Pharmacy, Ile-Ife
God's Time Stores, Warri	COD, Abuja
Karmel Pharmacy, Calabar	Mid Town Pharmacy, Enugu

8. **ROYALTY AND TECHNICAL SERVICES AGREEMENTS**
The company has entered into royalty and technical services agreements with Ranbaxy Laboratories Limited, New Delhi, India for the provision of technical expertise and advice.

Remuneration is based on 3.5% of turnover for each of royalty and technical services.

9. **DIRECTORS' RESPONSIBILITIES**
The directors are responsible for the preparation of financial statements which give a true and fair view of the state of affairs of the company at the end of each financial year, and of the profit or loss for that period, and comply with the provisions of the Companies and Allied Matters Act, 1990. In doing so, they ensure that:
- proper accounting records are maintained;
- internal control procedures are instituted which, as far as is reasonably possible, safeguard the assets and prevent and detect fraud and other irregularities;
- applicable accounting standards are followed;
- *suitable accounting policies are adopted and consistently applied;*
- judgements and estimates made are reasonable and prudent; and
- the going concern basis is used, unless it is inappropriate to presume that the company will continue in business.

10. **EMPLOYMENT AND EMPLOYEES**

Employment of disabled persons
It is the policy of the company that there should be no discrimination in considering applications for employment including those from disabled persons. All employees whether or not disabled are given equal opportunities to widen their experience and knowledge and to qualify for promotion in furtherance of their careers. As at 31 December, 2001, one disabled person was in the employment of the company.

Employees' involvement and training
The company is committed to keeping employees fully informed as much as possible regarding the company's performance and progress and seeking their views wherever practicable on matters which particularly affect them as employees.
Management, professional and technical expertise are the company's major assets and investment in developing such skills continues.
The company's manpower development programme has been broadened to create improved career prospects within the organisation.
Incentive schemes designed to meet the circumstances of each individual are implemented wherever appropriate and some of these schemes include bonus, promotion, wage review, etc.

Health, safety at work and welfare
Health and safety regulations are in force within the premises of the company. The company places a high premium on its human resources and there is existing provision for staff welfare in the areas of lunch, rent and transportation subsidy.

11. **AUDITORS**
Messrs. KPMG Audit have indicated their willingness to continue in office. A resolution will be proposed to authorise the directors to determine their remuneration.

BY ORDER OF THE BOARD

CENTRAL BIRD SECRETARIES LIMITED
SECRETARIES

LAGOS, NIGERIA
February 8, 2002

RANBAXY NIGERIA LIMITED

REPORT OF THE AUDITORS TO THE MEMBERS OF RANBAXY NIGERIA LIMITED

We have audited the financial statements on pages 169 to 173, which have been prepared on the basis of the accounting policies, set out on page 169.

Respective responsibilities of directors and auditors

As stated on page 168, the company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with generally accepted auditing standards. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgement made by the directors in the preparation of the financial statements; and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. The financial statements are in agreement with the books of account which have been properly kept and we obtained the information and explanations we required.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the company as at 31 December, 2001 and of its profit and cash flow for the year then ended and have been properly prepared in accordance with the provisions of the Companies and Allied Matters Act, 1990 and relevant statements of accounting standards issued by the Nigerian Accounting Standards Board.

KPMG AUDIT
CHARTERED ACCOUNTANTS

LAGOS, NIGERIA
February 8, 2002

ACCOUNTING POLICIES

The following are the significant accounting policies adopted by the company in the preparation of its financial statements:

1. **BASIS OF ACCOUNTING**
   The financial statements are prepared under the historical cost convention as modified by the inclusion of plant, machinery, furniture, equipment and motor vehicles at professional valuation.
2. **FIXED ASSETS**
   Leasehold improvements are stated at cost less accumulated depreciation. Other fixed assets are stated at professional valuation with subsequent additions at cost less accumulated depreciation.
3. **DEPRECIATION**
   Depreciation on fixed assets is calculated on a straight line basis at annual rates estimated to write off their cost over their expected useful lives as follows:

Leasehold improvements	- Over the period of the lease.
Furniture, fittings and equipment	- 20%
Motor vehicles	- 25%
Plant and machinery	- 10%

4. **TURNOVER**
   Turnover represents the net value of goods invoiced to customers.
5. **STOCKS**
   Stocks are stated at the lower of cost and net realisable value.
6. **DEBTORS**
   Debtors are stated after deduction of provision for debts considered to be doubtful of recovery.
7. **EXCHANGE RATES**
   Transactions in foreign currencies are translated to Naira at the rates of exchange ruling at the dates of the transactions.
   Foreign currency balances are converted to Naira at the rate of exchange ruling at the balance sheet date. All differences arising from conversion are dealt with in the profit and loss account.
8. **DEFERRED TAXATION**
   Deferred taxation is provided by the liability method which represents taxation at current rates on the difference between the net book value of fixed assets qualifying for capital allowances and their corresponding tax written down value.

BALANCE SHEET AS AT DECEMBER 31, 2001

	Notes	2001 ₦	2000 ₦
FIXED ASSETS	1	**48,439,422**	39,157,124
CURRENT ASSETS			
Stocks	2	**140,244,591**	88,424,030
Debtors, deposits & prepayments	3	**349,354,735**	227,982,407
Bank balances and cash		**13,285,744**	12,187,648
		502,885,070	328,594,085
CREDITORS			
Due within twelve months	4	**(380,051,314)**	(224,445,432)
NET CURRENT ASSETS		**122,833,756**	104,148,653
		171,273,178	143,305,777
Deferred taxation	5	**(7,358,860)**	(4,661,591)
NET ASSETS		**163,914,318**	138,644,186
CAPITAL AND RESERVES			
Called-up share capital	6	**20,000,000**	20,000,000
Share premium		**38,951,360**	38,951,360
Fixed assets revaluation reserve		**9,941,617**	9,941,617
Profit and loss account		**95,021,341**	69,751,209
SHAREHOLDERS' FUNDS		**163,914,318**	138,644,186

The notes on pages 171 to 173 form part of these accounts.

B.A. Olaogun
Director

T.J.S. Vasudeva
Director

RANBAXY NIGERIA LIMITED

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001

	Notes	2001 ₦	2000 ₦
Turnover		800,014,363	538,232,461
Cost of sales		(533,509,403)	(334,498,758)
Gross profit		266,504,960	203,733,703
Other operating income		2,526,068	1,142,358
Establishment expenses		(8,430,735)	(7,885,741)
Selling & distribution expenses		(77,385,836)	(59,898,799)
Interest expenses and similar charges		(14,808,693)	(10,283,282)
Administration expenses		(113,364,758)	(86,571,069)
Profit before taxation	7	55,041,006	40,237,170
Taxation	8	(17,770,874)	(13,711,033)
Profit after taxation		37,270,132	26,526,137
Dividend	9	(12,000,000)	(11,000,000)
Retained profit for the year		25,270,132	15,526,137
Unappropriated profit brought forward		69,751,209	54,225,072
Unappropriated profit carried forward		95,021,341	69,751,209

The notes on pages 171 to 173 form part of these accounts.

CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001

	₦'000	2001 ₦'000	₦'000	2000 ₦'000
Cash flows from operating activities:				
Profit before taxation		55,041,006		40,237,170
Adjustment for :				
Depreciation		15,109,482		12,912,190
Profit on sale of fixed assets		(130,000)		(330,528)
Operating profit before working capital changes		70,020,488		52,818,832
Changes in working capital:				
Stocks	(51,820,561)		(40,114,035)	
Debtors, deposits & prepayments	(121,372,328)		(116,052,819)	
Creditors	6,534,362		(24,122,163)	
		(166,658,527)		(180,289,017)
Cash generated from operations		(96,638,039)		(127,470,185)
Tax paid	(13,039,889)		(10,114,918)	
Dividend paid	(11,224,204)		(9,847,240)	
		(24,264,093)		(19,962,158)
Net cash from operating activities		(120,902,132)		(147,432,343)
Cash from investing activities:				
Purchase of fixed assets	(24,811,780)		(11,647,865)	
Proceeds from sale of fixed assets	550,000		360,000	
		(24,261,780)		(11,287,865)
Net change in cash		(145,163,912)		(158,720,208)
Cash and cash equivalents at the beginning of the year		(134,514,670)		24,205,538
Cash and cash equivalents at the end of the year (note 12)		(279,678,582)		(134,514,670)

RANBAXY NIGERIA LIMITED

NOTES ON THE ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2001

1. **FIXED ASSETS**

.1 Summary	Leasehold improvements ₦	Furniture, fittings and equipment ₦	Motor vehicles ₦	Plant and machinery ₦	Capital work in progress ₦	Total ₦
COST/VALUATION						
At 1 January	11,070,832	15,093,064	22,564,261	39,034,571	3,699,000	91,461,728
Additions	880,632	1,992,685	9,755,000	12,183,463	–	24,811,780
Transfer in/(out)	–	–	–	3,699,000	(3,699,000)	–
Disposals	–	(50,000)	(910,000)	(750,000)	–	(1,710,000)
At 31 Dec.	**11,951,464**	**17,035,749**	**31,409,261**	**54,167,034**	**–**	**114,563,508**
DEPRECIATION:						
At 1 January	9,551,878	9,273,299	15,125,463	18,353,964	–	52,304,604
Charge for the year	984,262	2,762,343	5,946,173	5,416,704	–	15,109,482
On disposals	–	(50,000)	(790,000)	(450,000)	–	(1,290,000)
At 31 Dec.	**10,536,140**	**11,985,642**	**20,281,636**	**23,320,668**	**–**	**66,124,086**
NET BOOK VALUE:						
At 31 Dec. 2001	**1,415,324**	**5,050,107**	**11,127,625**	**30,846,366**	**–**	**48,439,422**
At 31 Dec. 2000	1,518,954	5,819,765	7,438,798	20,680,607	3,699,000	39,157,124

.2 There is no asset for which there is no record of cost.

.3 Depreciation charge for the year is included in:

	2001 ₦	2000 ₦
Cost of sales	**6,400,966**	5,834,969
Administration expenses	**8,708,516**	7,077,221
	15,109,482	12,912,190

.4 The company's motor vehicles, plant, machinery, furniture and equipment were revalued as at 31 December, 1994 by Messrs. Knight Frank & Rutley (Nigeria), Chartered Suveyors and Valuers. The revaluation was based on open market value adopting the depreciated replacement cost approach and is incorporated in these financial statements.

2. **STOCKS**

Raw materials	**27,055,768**	14,871,288
Finished goods	**95,562,176**	59,994,475
Packaging materials	**7,084,703**	4,286,624
Work-in-progress	**10,541,944**	9,271,643
	140,244,591	88,424,030

3. **DEBTORS, DEPOSITS & PREPAYMENTS**

Trade debtors	**46,031,840**	120,874,665
Other debtors	**2,600,063**	2,056,628
Prepayments	**6,795,567**	963,490
Deposit for imports	**293,927,265**	104,087,624
	349,354,735	227,982,407

4. **CREDITORS**

Due within twelve months

Sundry creditors, accruals and provisions	**10,275,794**	11,570,261
Trade creditors	**8,532,643**	8,746,240
Due to associated company	**90,829,411**	35,573,646
Bank overdraft & other short-term facilities (secured)	**245,780,427**	146,702,318
Taxation (note 8)	**17,030,685**	14,996,969
Dividend (note 9)	**7,602,354**	6,826,558
Deposit for shares	**–**	29,440
	380,051,314	224,445,432

The bank overdraft granted by Afribank Nigeria Plc secured by general debenture on the company's assets in favour of and stamped for ₦35 million. The other short-term facilities are secured on lien on shipping documents and comprehensive insurance cover stating the lender as first loss payee.

5. **DEFERRED TAXATION**

At 1 January	**4,661,591**	4,743,677
Arising for the year (note 8)	**2,697,269**	(82,086)
At 31 December,	**7,358,860**	4,661,591

RANBAXY NIGERIA LIMITED

NOTES ON THE ACCOUNTS (cont'd)

	2001 ₦	2000 ₦
6. SHARE CAPITAL		
.1 Authorised: 40,000,000 ordinary shares of ₦1 each	40,000,000	40,000,000
.2 Issued, called-up and fully paid 20,000,000 ordinary shares of ₦1 each	20,000,000	20,000,000
7. PROFIT BEFORE TAXATION		
This is stated after charging:		
Directors' emoluments	645,000	714,500
Depreciation	15,109,482	12,912,190
Auditors' remuneration	1,200,000	1,000,000
Royalty and technical assistance fees	56,001,005	37,676,272
8. TAXATION		
.1 **Profit and loss account**		
Income tax based on the profit of the year	14,069,195	12,736,742
Education tax	1,004,410	1,056,377
Deferred tax (note 5)	2,697,269	(82,086)
	17,770,874	13,711,033
.2 **Balance sheet (note 4)**		
Income tax:		
Outstanding in respect of:		
Current year	14,069,195	12,736,742
Prior years	1,957,080	1,203,850
	16,026,275	13,940,592
Education tax	1,004,410	1,056,377
	17,030,685	14,996,969

.3 The charge for taxation in these financial statements is based on the provisions of the Companies Income Tax Act, LFN., CAP 60 as amended and Education Tax Decree, 1993.

	2001 ₦	2000 ₦
9. DIVIDEND		
Interim declared	6,000,000	5,000,000
Less: Payment	(4,588,135)	(4,236,202)
	1,411,865	763,798
Final proposed	6,000,000	6,000,000
Unpaid in respect of prior year	190,489	62,760
	7,602,354	6,826,558

The dividend of 60k per share (2000 - 55k) is subject to deduction of withholding tax at the appropriate rate.

10. EMPLOYEES' REMUNERATION

.1 **Employees remunerated at higher rates**

The number of employees in receipt of remuneration within the following ranges were:

	Number 2001	2000
₦ 80,001 - ₦ 90,000	–	20
₦ 100,001 - ₦ 110,000	–	17
₦ 110,001 - ₦ 120,000	14	2
₦ 120,001 - ₦ 130,000	3	–
₦ 130,001 - ₦ 140,000	11	–
₦ 140,001 - ₦ 150,000	13	5
₦ 150,001 - ₦ 160,000	4	4
₦ 160,001 - ₦ 170,000	1	–
₦ 170,001 - ₦ 180,000	3	–
₦ 180,001 - ₦ 190,000	2	–
₦ 190,001 - ₦ 200,000	3	–
₦ 220,001 - ₦ 230,000	–	2
₦ 230,001 - ₦ 240,000	3	–
₦ 240,001 - ₦ 250,000	–	–
₦ 250,001 - ₦ 260,000	2	–
₦ 260,001 - ₦ 270,000	1	–
₦ 320,000 - ₦ 330,000	1	1
₦ 350,001 - ₦ 360,000	–	1
₦ 380,001 - ₦ 390,000	1	–
₦ 400,001 - ₦ 410,000	1	–
₦ 440,001 - ₦ 440,000	1	–
₦ 450,001 - ₦ 460,000	–	3
₦ 500,001 - ₦ 510,000	3	–
₦ 620,001 - ₦ 630,000	–	1
₦ 680,001 - ₦ 690,000	1	–
₦ 980,001 - ₦ 990,000	–	1

RANBAXY NIGERIA LIMITED

NOTES ON THE ACCOUNTS (cont'd)

	Number 2001	Number 2000
.2 Average number of persons employed in the financial year were as follows:		
- Senior	**39**	37
- Junior	**26**	23
Total	**65**	60

The related staff costs amounted to ₦19,626,286 (2000 - ₦17,167,604).

	2001 ₦	2000 ₦
11. DIRECTORS' EMOLUMENTS		
Emoluments as executive	**645,000**	714,500
Number of directors who had no emoluments	**2**	2
12. CASH AND CASH EQUIVALENTS		
Bank balances	**13,285,744**	12,187,648
Bank overdraft and other short term facilities	**(292,964,326)**	(146,702,318)
	(279,678,582)	(134,514,670)

13. POST BALANCE SHEET EVENTS

There are no significant post balance sheet events which could have had a material effect on the state of affairs of the company as at 31st December, 2001 and of the profit for the year ended on that date which have not been provided for.

14. SUBSTANTIAL INTEREST IN SHARES

Ranbaxy Laboratories Ltd., New Delhi, India and Ranbaxy (Netherlands) B.V. held 6,535,324 and 10,442,818 ordinary shares respectively. No other shareholder held more than 10% of the issued share capital of the company as at 31 December, 2001.

The directors regard Ranbaxy Laboratories Limited, a company registered in Punjab, India as the ultimate holding company.

15. FINANCIAL COMMITMENTS

The directors are of the opinion that all known liabilities and commitments which are relevant in assessing the state of affairs of the company have been taken into consideration in the preparation of these financial statements.

16. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the board of directors of the company on 8 February, 2002.

STATEMENT OF VALUE ADDED	2001 ₦	%	2000 ₦	%
Turnover	**800,014,363**		538,232,461	
Bought-in materials, goods and services	**(695,428,896)**		(457,632,215)	
VALUE ADDED	**104,585,467**	**100**	80,600,246	100
Applied as follows:				
To pay salaries and wages to employees	**19,626,286**	**19**	17,167,604	21
To pay tax to government	**17,770,874**	**17**	13,711,033	17
To pay interest	**14,808,693**	**14**	10,283,282	13
To pay dividend to shareholders	**12,000,000**	**12**	11,000,000	14
To provide for depreciation	**15,109,482**	**14**	12,912,190	16
Retained for company's growth	**25,270,132**	**24**	15,526,137	19
	104,585,467	**100**	80,600,246	100

Value added represents the additional wealth which the company has been able to create by its own and its employees' efforts. This statement shows the allocation of that wealth between employees, government, shareholders, providers of finance and that retained for the future creation of more wealth.

FIVE-YEAR FINANCIAL SUMMARY YEAR ENDED DECEMBER 31,

	2001 ₦	2000 ₦	1999 ₦	1998 ₦	1997 ₦
ASSETS					
Fixed assets	**48,439,422**	39,157,124	40,450,921	41,873,524	39,855,553
Net current assets	**122,833,756**	104,148,653	87,410,805	73,925,535	63,948,069
Deferred taxation	**(7,358,860)**	(4,661,591)	(4,743,677)	(4,890,310)	(3,800,000)
	163,914,318	138,644,186	123,118,049	110,908,749	100,003,622
CAPITAL AND RESERVES					
Share capital	**20,000,000**	20,000,000	20,000,000	20,000,000	20,000,000
Share premium	**38,951,360**	38,951,360	38,951,360	38,951,360	38,951,360
Revaluation reserve	**9,941,617**	9,941,617	9,941,617	9,941,617	9,941,617
Profit & loss account	**95,021,341**	69,751,209	54,225,072	42,015,772	31,110,645
Shareholders' funds	**163,914,318**	138,644,186	123,118,049	110,908,749	100,003,622
TURNOVER AND PROFITS					
Turnover	**800,014,363**	538,232,461	434,132,921	356,112,096	294,843,530
Profit before taxation	**55,041,006**	40,237,170	32,305,320	31,564,426	25,897,005
Taxation	**(17,770,874)**	(13,711,033)	(10,096,020)	(11,659,299)	(11,800,000)
Profit after taxation	**37,270,132**	26,526,137	22,209,300	19,905,127	14,097,005
Dividend	**(12,000,000)**	(11,000,000)	(10,000,000)	(9,000,000)	(8,000,000)
Retained Profit for the year	**25,270,132**	15,526,137	12,209,300	10,905,127	6,097,005
Per-share data:					
Earnings per share	**₦1.86**	₦1.33	₦1.11	₦1.00	70.0k
Dividend per share	**60.0k**	55.0k	50.0k	45.0k	40.0k
Dividend cover (times)	**3.1**	2.4	2.2	2.2	1.7
Net assets per share	**₦8.20**	₦6.93	₦6.16	₦5.55	₦5.00

Note: Earnings, dividend and net assets per share are based on the number of issued ordinary shares of ₦1 each as at 31 December, 2001.

RANBAXY NIGERIA LIMITED

MANUFACTURING, TRADING AND PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001

		2001		2000
	₦	₦	₦	₦
Turnover		800,014,363		538,232,461
Deduct: Cost of sales :				
Stock at 1 January :				
Raw materials		14,871,288		12,684,396
Packaging materials		4,286,624		4,170,887
Stock at 31 December		19,157,912		16,855,283
Raw materials	27,055,768		14,871,288	
Packaging materials	7,084,703		4,286,624	
		(34,140,471)		(19,157,912)
Net movement in closing				
Raw materials & packaging stock		(14,982,559)		(2,302,629)
Purchases		556,821,399		351,434,740
Factory wages and salaries		6,263,334		5,122,231
Plant repairs and maintenance		2,809,482		2,106,357
Factory buildings repairs and maintenance		809,160		1,034,070
Factory site rent and rates		739,629		409,528
Fuel, oil and power		3,180,325		2,750,560
Depreciation		6,400,966		5,834,969
Freight inwards		617,345		296,985
Other factory overheads		7,688,324		5,623,353
		570,347,405		372,310,164
Finished goods:				
At 1 January	69,266,118		31,454,712	
At 31 December	(106,104,120)		(69,266,118)	
		(36,838,002)		(37,811,406)
Cost of sales		533,509,403		334,498,758
Gross profit		266,504,960		203,733,703
Other operating income		2,526,068		1,142,358
		269,031,028		204,876,061
Less: Selling, financial, establishment & administration expenses		(213,990,022)		(164,638,891)
Profit before taxation		55,041,006		40,237,170

SELLING, FINANCIAL, ESTABLISHMENT & ADMINISTRATION EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
	₦	₦
Selling and distribution :		
Advertisement and sales promotion	50,498,868	35,200,548
Distribution and transportation	26,886,968	24,698,251
	77,385,836	59,898,799
Interest expenses and similar charges	14,808,693	10,283,282
Establishment :		
Rent and rates	1,702,500	1,643,245
Repairs and maintenance	6,022,505	5,687,715
Electricity & water	705,730	554,781
	8,430,735	7,885,741
Administration :		
Salaries and allowances	13,362,952	12,045,373
Printing and stationery	2,825,097	3,999,644
Postages, telephone and communication	5,195,147	4,965,094
Insurance	3,740,051	3,014,835
Depreciation	8,708,516	7,077,221
Provision for doubtful accounts	5,000,000	-
Medical	767,836	580,016
Legal & other professional fees	2,001,692	1,874,019
Travelling expenses	10,800,841	10,197,424
Other administrative expenses	4,001,263	4,180,813
Royalty and technical assistance fee	56,001,005	37,676,272
Security services	960,358	960,358
	113,364,758	86,571,069
	213,990,022	164,638,891

RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

DIRECTORS' REPORT

The Directors have pleasure in presenting their Report and the Audited Accounts for the year ended 31st December 2001.

Company Organisation

The Company was incorporated in Hong Kong on 25th August 1992 and had acquired a subsidiary in the Netherlands Antilles.

The shares in the subsidiary Company are unlisted.

Accounts

The state of affairs of the Company as at 31st December 2001 are set out in the Balance Sheet on page 176.

The results of the Company for the year ended 31st December 2001 are set out in the Profit and Loss Account on page 177.

	Group USD	Company USD
The net (loss) for the year amounted to	(58,077.15)	(52,952.87)
Net (loss) for the year	(58,077.15)	(52,952.87)
To which is added: The (debit) balance brought forward from the previous year	(1,025,954.46)	(801,529.46)
Leaving a balance of (accumulated loss)	(1,084,031.61)	(854,482.33)

These recommendations have been incorporated in the accounts.

Principal Activity

The Principal activity of the Company is trading in Pharmaceutical products. During the year the company has no trading operation.

Dividend

The directors do not recommend a payment of final dividend in respect of the year ended 31st December 2001.

Fixed Assets

The changes in the fixed assets of the Company are stated in Note 6 of the accounts.

Subsidiary

Ranbaxy N.A. N.V., a Company incorporated in Curacao, The Netherlands Antilles, has been a wholly owned subsidiary of the company since 2nd June 1993. The details of this subsidiary are set out in Note 6 of the accounts.

Financial Results, Assets and Liabilities

The following table summarizes the financial results, assets and liabilities of the Company for the current and previous year. The directors informed the Board that there are no significant changes in the corporate structure since incorporation.

	Group		Company	
	2001	2000	**2001**	2000
	USD	USD	**USD**	USD
Turnover	–	–	–	–
(Loss) before taxation	**(58,077.15)**	(564,040.10)	**(52,952.87)**	(586,312.10)
(Loss) attributable to members	**(58,077.15)**	(564,040.10)	**(52,952.87)**	(586,312.10)
Total assets	**304,343.16**	449,734.82	**333,793.44**	479,066.09
Total liabilities	**1,080,564.07**	1,167,205.99	**880,465.07**	972,112.26
Net (Liabilities)	**(776,220.91)**	(717,471.17)	**(546,671.63)**	(493,046.17)

Directors

The Directors in office during the year were:-

Mr. Lakhi Sobhraj Samtani
Mr. Vinod Dhawan
Mr. Sanjeev Mahna
Mr. Chinnadharavaram
Sundaresan Muralidharan (Resigned on 1st August 2001)
Mr. Ahluwalia Lalit (Appointed on 2nd July 2001)

In accordance with the Company's Articles of Association, the Directors retired but, being eligible, offer themselves for re-election.

Directors' Benefits

None of the Directors had either directly or indirectly any interest in any significant contracts with the Company during the year.

None of the Directors had any arrangement with the Company to enable them to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate during the year.

Substantial Shareholder

	No. of Ordinary Shares held
Ranbaxy Laboratories Limited, India	2,399,999
Vidyut Investments Limited, nominee, Ranbaxy Laboratories Limited, India	1
	2,400,000

Save for the shares referred to above, no other person is recorded in the register kept pursuant to Section 16(1) of the Securities (Disclosure of interests) Ordinance as having an interest in 10% or more of the issued share capital of the Company.

Auditors

A resolution for the reappointment of Raymond Y. K. Tse & Co. as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Lalit Ahluwalia
Director

Hong Kong
Dated : April 22, 2002

AUDITORS' REPORT

TO THE MEMBERS OF
RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDARY
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 176 to 180 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.
It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statement of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going concern

In forming our opinion, we have considered the adequacy of disclosures made concerning the basis of preparation of the accounts by the directors. At 31st December 2001 the company's current liabilities exceeded its current assets by USD580,521.91 and there was a deficit on shareholders' funds of USD776,220.91. The ultimate holding company has confirmed its intention to provide continuing financial support to the company to enable it to meet its liabilities as they fall due and to enable the company to continue operation for the foreseeable future. Consequently, the accounts have been prepared on a going concern basis. The accounts do not include any adjustments to the assets and liabilities that would result from a failure to obtain such financial support. Details of the circumstances relating to this fundamental uncertainty are described in note 4 to the accounts. We consider that appropriate disclosures have been made and our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view, in all material respects, of the state of the company's affairs as at 31st December 2001, and of its loss for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Raymond Y. K. Tse & Co.
Certified Public Accountants

Hong Kong
Dated : April 22, 2002

RANBAXY (HONG KONG) LIMITED

RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEET AS AT 31ST DECEMBER 2001

	Note	Group 2001 USD	Group 2000 USD	Company 2001 USD	Company 2000 USD
Share Capital	(2)	307,810.70	308,483.29	307,810.70	308,483.29
(Accumulated Losses)		(1,084,031.61)	(1,025,954.46)	(854,482.33)	(801,529.46)
Total Shareholders' Fund (Deficit)		(776,220.91)	(717,471.17)	(546,671.63)	(493,046.17)
Represented By:-					
Current Assets					
Cash and bank balances		38,873.07	123,833.73	38,583.07	123,359.73
Accounts receivable - Related company		252,520.04	300,955.22	252,520.04	300,955.22
Current account with holding company	(5)	12,950.05	14,006.62	12,950.05	14,006.62
Rental and Utilities deposits		-	3,261.27	-	3,261.27
Tax recoverable	(9)	-	4,633.16	-	4,633.16
		304,343.16	446,690.00	304,053.16	446,216.00
Less : Current Liabilities					
Accruals		41,865.07	79,016.63	37,465.07	76,816.63
Accounts payable-related company		843,000.00	895,490.36	843,000.00	895,295.63
		884,865.07	974,506.99	880,465.07	972,112.26
Working Capital (Deficit)		(580,521.91)	(527,816.99)	(576,411.91)	(525,896.26)
Add : Fixed Assets	(6)	-	3,044.82	-	3,044.82
Investments in a subsidiary	(7)	-	-	29,740.28	29,805.27
		-	3,044.82	29,740.28	32,850.09
		(580,521.91)	(524,772.17)	(546,671.63)	(493,046.17)
Less : Long-Term Liabilities		195,699.00	192,699.00	-	-
Total Net (Liabilities)		(776,220.91)	(717,471.17)	(546,671.63)	(493,046.17)

The annexed notes on pages 178 to 180 form part of these accounts.

Approved by the Board of Directors on April 22, 2002.

Lalit Ahluwalia
Director

Sanjeev Mahna
Director

RANBAXY (HONG KONG) LIMITED

RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 2001

		Group		Company	
	Note	2001	2000	2001	2000
		USD	USD	USD	USD
Turnover	(8)	–	–	–	–
Add : Other Income		**39,079.06**	63,416.68	**38,815.34**	35,456.69
Total income from operation		**39,079.06**	63,416.68	**38,815.34**	35,456.69
Less : General and Administrative expenses		**31,617.06**	555,198.38	**26,322.06**	549,740.39
Financial expenses		**65,539.15**	72,258.40	**65,446.15**	72,028.40
		97,156.21	627,456.78	**91,768.21**	621,768.79
Net (loss) before taxation		**(58,077.15)**	(564,040.10)	**(52,952.87)**	(586,312.10)
Less : Taxation		–	–	–	–
Net (loss) for the year attributable to members		**(58,077.15)**	(564,040.10)	**(52,952.87)**	(586,312.10)
(Accumulated losses) brought forward		**(1,025,954.46)**	(461,914.36)	**(801,529.46)**	(215,217.36)
(Accumulated losses) carried forward		**(1,084,031.61)**	(1,025,954.46)	**(854,482.33)**	(801,529.46)

RANBAXY (HONG KONG) LIMITED
RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Note 1 : Principal accounting policies

(a) Basis of consolidation
The group accounts include the accounts of the Company and its subsidiary made up to 31st December 2001. Transactions between and among the company and its subsidiary are eliminated on consolidation.

(b) Recognition of revenue
Revenue from sales is recognised when the risks and rewards of ownership of goods have passed to the customers, goods are delivered or ready for delivery to the buyers, and usual payment terms apply at an arm's length transaction.

(c) Depreciation on fixed assets
Depreciation is calculated to write off the cost or valuation of the fixed assets in equal annual instalments on the following basis:-

	The Company	Subsidiary Company
Computers and accessories	20% p.a.	–
Furniture and fixtures	20% p.a.	–
Office equipments	20% p.a.	30% p.a.

(d) Translation of foreign currencies
(i) Transactions arising in foreign currencies during the year are converted at exchange rates ruling at the transaction dates. Foreign currency balances at year end are translated at the standard exchange rate determined by the directors. All exchange differences are dealt with in the Profit and Loss Account.
(ii) The standard rates of exchange followed in the consolidated accounts are:-
USD1.00 = HK$7.797 (2000 : USD1.00=HK$7.78)
(iii) Investments in companies incorporated abroad are stated at the standard exchange rate adopted.

(e) Taxation
The charge for taxation is based on the result for the year as adjusted for items which are non-assessable or disallowable. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the accounts. The tax effect of timing differences computed under the liability method, is recognised in the accounts to the extent it is probable a liability or an asset will crystallise in the foreseeable future.

(f) Subsidiary Company
A subsidiary company is one in which the company has an interest of more than 50% in the issued equity share capital of that company. Investments in subsidiary companies are stated at cost.

(g) Accounts receivable
Provision is made against accounts receivable to the extent which they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(h) Operating leases
Payments under operating leases are accounted for on a straight line basis over the periods of the respective leases.

(i) Dividend declared by subsidiary companies
Dividend declared by subsidiary companies have not been accounted for in the consolidated accounts due to the adoption of cash accounting policy for such dividend.

Note 2 : Share capital

	As at 31.12.2001	As at 31.12.2000
	USD	USD
Authorised Share Capital		
2,400,000 ordinary shares of USD 0.128	307,810.70	308,483.29
Issued and Paid Up Share Capital		
2,400,000 ordinary shares of USD 0.128	307,810.70	308,483.29

RANBAXY (HONG KONG) LIMITED
RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS (CONTD.)

Note 3 : The status of the group company

The group company has no trading operations during the year.

Note 4 : Basis of preparation of accounts

The directors have confirmed their intention to provide sufficient financial support to the company so as to enable the company to meet its liabilities as and when they fall due and to enable the company to continue operations for the foreseeable future. On the strength of this financial support, the accounts have been prepared on a going concern basis.

Note 5 : Current account with holding company

The amount is unsecured, interest free and repayable on demand.

Note 6 : Fixed assets summary

	Group				Company			
	Computer & Accessories	Furniture & Fixtures	Office Equipments	Total	Computer & Accessories	Furniture & Fixtures	Office Equipments	Total
	USD	USD	USD	USD	USD	USD	USD	USD
Cost								
As at 31st December 2000	40,300.53	19,574.83	9,407.01	69,282.37	40,300.53	19,574.83	1,168.01	61,043.37
Less : Written off	(37,636.40)	(19,574.83)	(309.09)	(57,520.32)	(37,636.40)	(19,574.83)	(309.09)	(57,520.32)
As at 31st December 2001	**2,664.13**	**–**	**9,097.92**	**11,762.05**	**2,664.13**	**–**	**858.92**	**3,523.05**
Less : Accumulated Depreciation								
As at 31st December 2000	40,071.83	17,198.35	8,967.37	66,237.55	40,071.83	17,198.35	728.37	57,998.55
Charge for the year	225.44	272.44	203.91	701.79	225.44	272.44	203.91	701.79
Less : Written back	(37,633.14)	(17,470.79)	(73.36)	(55,177.29)	(37,633.14)	(17,470.79)	(73.36)	(55,177.29)
As at 31st December 2001	**2,664.13**	**–**	**9,097.92**	**11,762.05**	**2,664.13**	**–**	**858.92**	**3,523.05**
Net Book Value								
As at 31st December 2001	–	–	–	–	–	–	–	–
As at 31st December 2000	228.70	2,376.48	439.64	3,044.82	228.70	2,376.48	439.64	3,044.82

Note 7 : Investment in a subsidiary

	Company	
	As at 31.12.2001	As at 31.12.2000
	USD	USD
Unlisted shares, at cost	**29,740.38**	29,805.27

At 31st December 2001, the company held shares in the following subsidiary:-

	Country of incorporation	Nature of Share	Percentage holding 2001	Percentage holding 2000	Nature of business
Shares held directly:-					
Ranbaxy N.A. N.V. Curacao, The Netherlands Antilles	The Netherlands	Ordinary	**100%**	100%	Investment, finance, real estate, licencing holding and royalties

Note 8 : Turnover

The group companies have no turnover during the year.

Note 9 : Taxation

(a) Taxation in the Consolidated Balance Sheet represents:-

	The Group		The Company	
	As at 31.12.2001	As at 31.12.2000	**As at 31.12.2001**	As at 31.12.2000
	USD	USD	**USD**	USD
Provisional profits				
Tax Paid	–	(4,633.16)	–	(4,633.16)
Tax (Recoverable)	–	(4,633.16)	–	(4,633.16)

RANBAXY (HONG KONG) LIMITED
RANBAXY (HONG KONG) LIMITED AND ITS SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS (CONTD.)

(b) No provision for taxation has been made in the accounts as the company has no trading during the year.

(c) No provision for deferred taxation has been made in the accounts as the tax effect of all timing differences is immaterial.

(d) The company's tax losses carried forward has cummulated to USD1,016,665 (HK$7,926,936) subject to finalisation of the profits tax return by the Inland Revenue Department for the current year of assessment.

Note 10 : Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:-

	Year ended 31.12.2001	Year ended 31.12.2000
	USD	USD
Fees	-	-
Other emoluments	-	-

Note 11 : Related party transactions

(a) During the year, the Company had the following transactions with related companies:-

	Year ended 31.12.2001	Year ended 31.12.2000
	USD	USD
Ranbaxy (Malaysia) Sdn. Bhd.		
Loans to	252,520.04	300,955.22
Ranbaxy (Netherlands) B.V.		
Loans (from)	(843,000.00)	(895,295.63)

Ranbaxy Laboratories Limited, India have an interest to the above transactions to the extent that it is the company's major shareholder.

(b) During the year, for consolidation purpose, the Company had the following transactions with its ultimate holding company:-

	Year ended 31.12.2001	Year ended 31.12.2000
	USD	USD
Ranbaxy (Hong Kong) Limited		
Amount due from	12,950.05	14,006.62

Note 12 : Status of the subsidiary company

The main activity of its wholly owned subsidiary. Ranbaxy N.A.N.V., a company incorporated in Curacao, The Netherlands Antilles, have ceased since 1998.

Note 13 : Ultimate holding company

The directors regard Ranbaxy Laboratories Limited, a company incorporated in Punjab, India as being the ultimate holding company.

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Corporate Communications,
Ranbaxy Laboratories Limited.
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Printed at Thomson Press.

LABORATORIES LIMITED

19, Nehru Place, New Delhi - 110019 (India)
Phone : (91-11) 6452666-72 Fax : (91-11) 6465748
Website.http:www.ranbaxy.com